UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

<u>(Mark One)</u>
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2022
                                                        or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from _____ to _____

Commission File Number: 001-13545 (Prologis, Inc.) 001-14245 (Prologis, L.P.)



Prologis, Inc.
Prologis, L.P.
(Exact name of registrant as specified in its charter)

Maryland (Prologis, Inc.)	**94-3281941 (Prologis, Inc.)**
Delaware (Prologis, L.P.)	**94-3285362 (Prologis, L.P.)**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*
Pier 1, Bay 1, San Francisco, California	**94111**
(Address or principal executive offices)	*(Zip Code)*

(415) 394-9000
(Registrants' telephone number, including area code)
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

	Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Prologis, Inc.	Common Stock, $0.01 par value	PLD	New York Stock Exchange
Prologis, L.P.	3.000% Notes due 2026	PLD/26	New York Stock Exchange
Prologis, L.P.	2.250% Notes due 2029	PLD/29	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Prologis, Inc. – **NONE**
Prologis, L.P. – **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Prologis, Inc.: Yes ☑ No ☐   Prologis, L.P.: Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Prologis, Inc.: Yes ☐ No ☑   Prologis, L.P.: Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Prologis, Inc.: Yes ☑ No ☐ Prologis, L.P.: Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter periods that the registrant was required to submit such files). Prologis, Inc.: Yes ☑ No ☐ Prologis, L.P.: Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

Prologis, Inc.:	☑	Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company
	☐	Non-accelerated filer			☐	Emerging growth company
Prologis, L.P.:	☐	Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company
	☑	Non-accelerated filer			☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Prologis, Inc.: Yes ☐ No ☑   Prologis, L.P.: Yes ☐ No ☑

Based on the closing price of Prologis, Inc.'s common stock on June 30, 2022, the aggregate market value of the voting common equity held by nonaffiliates of Prologis, Inc. was $86,814,282,420.
The number of shares of Prologis, Inc.'s common stock outstanding at February 13, 2023, was approximately 923,429,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this report are incorporated by reference to the registrant's definitive proxy statement for the 2022 annual meeting of its stockholders or will be provided in an amendment filed on Form 10-K/A.

Auditor Name: KPMG LLP	Auditor Location: Denver, CO	Auditor Firm ID: 185

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2022, of Prologis, Inc. and Prologis, L.P. Unless stated otherwise or the context otherwise requires, references to "Prologis, Inc." or the "Parent" mean Prologis, Inc. and its consolidated subsidiaries; and references to "Prologis, L.P." or the "Operating Partnership" or the "OP" mean Prologis, L.P., and its consolidated subsidiaries. The terms "the Company," "Prologis," "we," "our" or "us" means the Parent and the OP collectively.

The Parent is a real estate investment trust (a "REIT") and the general partner of the OP. At December 31, 2022, the Parent owned a 97.60% common general partnership interest in the OP and substantially all of the preferred units in the OP. The remaining 2.40% common limited partnership interests are owned by unaffiliated investors and certain current and former directors and officers of the Parent.

We operate the Parent and the OP as one enterprise. The management of the Parent consists of the same members as the management of the OP. These members are officers of the Parent and employees of the OP or one of its subsidiaries. As sole general partner, the Parent has control of the OP through complete responsibility and discretion in the day-to-day management and therefore, consolidates the OP for financial reporting purposes. Because the only significant asset of the Parent is its investment in the OP, the assets and liabilities of the Parent and the OP are the same on their respective financial statements.

We believe combining the annual reports on Form 10-K of the Parent and the OP into this single report results in the following benefits:

- enhances investors' understanding of the Parent and the OP by enabling investors to view the business as a whole in the same manner as management views and operates the business;

- eliminates duplicative disclosure and provides a more streamlined and readable presentation as a substantial portion of the Company's disclosure applies to both the Parent and the OP; and

- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

It is important to understand the few differences between the Parent and the OP in the context of how we operate the Company. The Parent does not conduct business itself, other than acting as the sole general partner of the OP and issuing public equity from time to time. The OP holds substantially all the assets of the business, directly or indirectly. The OP conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent, which are contributed to the OP in exchange for partnership units, the OP generates capital required by the business through the OP's operations, incurrence of indebtedness and issuance of partnership units to third parties.

The presentation of noncontrolling interests, stockholders' equity and partners' capital are the main areas of difference between the consolidated financial statements of the Parent and those of the OP. The differences in the presentations between stockholders' equity and partners' capital result from the differences in the equity and capital issuances in the Parent and in the OP.

The preferred stock, common stock, additional paid-in capital, accumulated other comprehensive income (loss) and distributions in excess of net earnings of the Parent are presented as stockholders' equity in the Parent's consolidated financial statements. These items represent the common and preferred general partnership interests held by the Parent in the OP and are presented as general partner's capital within partners' capital in the OP's consolidated financial statements. The common limited partnership interests held by the limited partners in the OP are presented as noncontrolling interest within equity in the Parent's consolidated financial statements and as limited partners' capital within partners' capital in the OP's consolidated financial statements.

To highlight the differences between the Parent and the OP, separate sections in this report, as applicable, individually discuss the Parent and the OP, including separate financial statements and separate Exhibit 31 and 32 certifications. In the sections that combine disclosure of the Parent and the OP, this report refers to actions or holdings as being actions or holdings of Prologis.

TABLE OF CONTENTS

Item	Description	Page
	PART I	
1.	Business...	**3**
	The Company	**3**
	Operating Segments...	**5**
	Future Growth	**6**
	Code of Ethics and Business Conduct	11
	Environmental, Social and Governance	11
	Environmental Matters...	12
	Governmental Matters..	12
	Insurance Coverage	13
1A.	Risk Factors	13
1B.	Unresolved Staff Comments	22
2.	Properties...	22
	Geographic Distribution...	22
	Lease Expirations..	24
	Co-Investment Ventures..	25
3.	Legal Proceedings..	25
4.	Mine Safety Disclosures...	25
	PART II	
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities............	25
	Market Information and Holders	25
	Preferred Stock Dividends...	26
	Sales of Unregistered Securities	26
	Purchases of Equity Securities..	26
	Securities Authorized for Issuance Under Equity Compensation Plans	26
	Other Stockholder Matters...	27
6.	[Reserved]..	27
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations..............................	27
	Management's Overview	27
	Results of Operations	28
	Environmental Matters...	37
	Liquidity and Capital Resources	37
	Critical Accounting Policies	41
	New Accounting Pronouncements..	42
	Funds from Operations Attributable to Common Stockholders/Unitholders..	42
7A.	Quantitative and Qualitative Disclosures About Market Risk..	44
8.	Financial Statements and Supplementary Data	45
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure............................	45
9A.	Controls and Procedures..	45
9B.	Other Information	47
9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	47
	PART III	
10.	Directors, Executive Officers and Corporate Governance..	47
11.	Executive Compensation..	47
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
13.	Certain Relationships and Related Transactions, and Director Independence	47
14.	Principal Accounting Fees and Services	47
	PART IV	
15.	Exhibits, Financial Statements and Schedules...	47
16.	Form 10-K Summary	48

The statements in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate as well as management's beliefs and assumptions. Such statements involve uncertainties that could significantly impact our financial results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," and "estimates" including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where we operate, our debt, capital structure and financial position, our ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) international, national, regional and local economic and political climates and conditions; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties, including the integration of the operations of significant real estate portfolios; (v) maintenance of Real Estate Investment Trust ("REIT") status, tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain and our credit ratings; (vii) risks related to our investments in our co-investment ventures, including our ability to establish new co-investment ventures; (viii) risks of doing business internationally, including currency risks; (ix) environmental uncertainties, including risks of natural disasters; (x) risks related to global pandemics; and (xi) those additional factors discussed under Part I, Item 1A. Risk Factors in this report. We undertake no duty to update any forward-looking statements appearing in this report except as may be required by law.

PART I

ITEM 1. Business

Prologis, Inc. is a self-administered and self-managed REIT and is the sole general partner of Prologis, L.P. through which it holds substantially all of its assets. We operate Prologis, Inc. and Prologis, L.P. as one enterprise and, therefore, our discussion and analysis refers to Prologis, Inc. and its consolidated subsidiaries, including Prologis, L.P. We invest in real estate through wholly owned subsidiaries and other entities through which we co-invest with partners and investors. We have a significant ownership interest in the co-investment ventures, which are either consolidated or unconsolidated based on our level of control of the entity.

Prologis, Inc. began operating as a fully integrated real estate company in 1997 and elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended ("Internal Revenue Code" or "IRC"). We believe the current organization and method of operation enable Prologis, Inc. to maintain its status as a REIT. Prologis, L.P. was also formed in 1997.

We operate, manage and measure the operating performance of our properties on an owned and managed ("O&M") basis. Our O&M portfolio includes our consolidated properties as well as properties owned by our unconsolidated co-investment ventures. We make operating decisions based on our total O&M portfolio as we manage the properties without regard to their ownership. We also evaluate our results based on our proportionate economic ownership of each property included in the O&M portfolio ("our share") to reflect our share of the financial results of the O&M portfolio.

Included in our discussion below are references to funds from operations ("FFO") and net operating income ("NOI"), neither of which are United States ("U.S.") generally accepted accounting principles ("GAAP"). See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of *Net Earnings Attributable to Common Stockholders/Unitholders* in the Consolidated Statements of Income to our FFO measures and a reconciliation of NOI to *Operating Income,* the most directly comparable GAAP measures.

Our corporate headquarters is located at Pier 1, Bay 1, San Francisco, California 94111, and our other principal office locations are in Amsterdam, Denver, Mexico City, Shanghai, Singapore and Tokyo.

Our Internet address is www.prologis.com. All reports required to be filed with the Securities and Exchange Commission ("SEC") are available and can be accessed free of charge through the Investor Relations section of our website. The common stock of Prologis, Inc. is listed on the New York Stock Exchange ("NYSE") under the ticker "PLD" and is a component of the Standard & Poor's ("S&P") 500.

THE COMPANY

Prologis is the global leader in logistics real estate with a focus on high-barrier, high-growth markets. We own, manage and develop well-located, high-quality logistics facilities in 19 countries across four continents. Our portfolio focuses on the world's most vibrant centers of commerce and our scale across these locations allows us to better serve our customers' diverse logistics requirements. Our teams actively manage our portfolio and provide comprehensive real estate services, including leasing, property management, development, acquisitions and dispositions. We invest significant capital into new logistics properties principally through our development activity and third-party acquisitions. The contribution of newly developed properties to our co-investment ventures and the sale of non-strategic properties to third parties allows us to recycle capital into our development and acquisition activities.

While the majority of our properties in the U.S. are wholly owned, we hold a significant ownership interest in properties internationally and in the U.S. through our investments in the co-investment ventures. Partnering with the world's largest institutional investors through co-investment ventures allows us to enhance and diversify our real estate returns as well as mitigate our exposure to foreign currency movements.

Logistics supply chains have increased dramatically in importance to our customers and the global economy. The long-term trends of e-commerce adoption and supply chain resiliency continue to drive the need for increased warehouse space to store and distribute goods. This demand has translated into meaningful increases in rents and low vacancy. We believe this demand is driven by three primary factors: (i) customer supply chains re-positioning to address the significant shift to e-commerce and heightened service expectations; (ii) overall consumption and household growth; and (iii) our customers' desire for more supply chain resiliency. We believe these forces will keep demand strong for the long-term.

The nature of the services we are providing to our customers is expanding. The scale of our 1.2 billion square foot portfolio allows us to provide a platform of solutions to address challenges that companies face in global fulfillment today. Through Prologis Essentials, we focus on innovative ways to meet our customers' operations, energy and sustainability, mobility and workforce needs. Our customer experience teams, proprietary technology and strategic partnerships are foundational to Prologis Essentials and allow us to provide our customers with unique and actionable insights to drive greater efficiency in their operations.

Our long-standing dedication to Environmental, Social and Governance ("ESG") practices strengthens our relationships with our customers, investors, employees and the communities in which we do business. The principles of ESG are an important aspect of our business strategy that we believe delivers a strategic business advantage while positively impacting the environment.

2022 Significant Acquisition

On October 3, 2022, we acquired Duke Realty Corporation and Duke Realty Limited Partnership (collectively "Duke") through a merger transaction that we refer to as the "Duke Transaction" and is detailed in Note 3 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data. Our financial condition and operating results include the Duke properties subsequent to the acquisition date. The Duke portfolio was primarily comprised of logistics real estate assets, including 494 industrial operating properties, aggregating 144 million square feet and was highly complementary to our U.S. portfolio in terms of product quality, location and growth potential. There was approximately 15 million square feet of non-strategic industrial operating properties that we do not intend to hold long-term and are classified as other real estate investments. The portfolio also included properties under development, land for future development and investments in other ventures. The acquisition expanded our presence in target markets such as Chicago, Dallas, Atlanta, South Florida and Southern California. The total acquisition price, including transaction costs, was $23.2 billion and was funded through the issuance of equity based on the value of the Prologis, Inc. common stock issued using the closing price on September 30, 2022 and the assumption of debt. As a result of the closely aligned portfolios and similar business strategy and our ability to scale, we integrated the Duke portfolio while adding minimal property management and general and administrative expenses ("G&A").

Overview

At December 31, 2022, we owned or had investments in, on a wholly-owned basis or through co-investment ventures, properties and development projects expected to total approximately 1.2 billion square feet across the following geographies:



Throughout this discussion, we reflect amounts in the U.S. dollar, our reporting currency. Included in these amounts are consolidated and unconsolidated investments denominated in foreign currencies, principally the British pound sterling, Canadian dollar, euro and Japanese yen that are impacted by fluctuations in exchange rates when translated to U.S. dollars. We mitigate our exposure to foreign currency fluctuations by investing outside the U.S. through co-investment ventures, borrowing in the functional currency of our subsidiaries and utilizing derivative financial instruments.

OPERATING SEGMENTS

Our business comprises two operating segments: Real Estate (Rental Operations and Development) and Strategic Capital.

Below is information summarizing consolidated activity within our segments over the last three years (in millions):



(1)   NOI from the Real Estate Segment is calculated directly from our Consolidated Financial Statements as *Rental Revenues* and *Development Management and Other Revenues* less *Rental Expenses* and *Other Expenses.* NOI from the Strategic Capital Segment is calculated directly from our Consolidated Financial Statements as *Strategic Capital Revenues* less *Strategic Capital Expenses.*

(2)   A developed property moves into the operating portfolio when it meets our definition of stabilization, which is the earlier of when a property that was developed has been completed for one year, is contributed to a co-investment venture following completion or is 90% occupied. Amounts represent our total expected investment ("TEI") upon stabilization, which includes the estimated cost of development or expansion, including land, construction and leasing costs.

Real Estate Segment

Rental Operations. Rental operations comprise the largest component of our operating segments and generally contribute 85% to 90% of our consolidated revenues, earnings and FFO. We collect rent from our customers through operating leases, including reimbursements for the majority of our property operating costs. For leases that commenced during 2022 within the consolidated operating portfolio, the weighted average lease term was 69 months. We expect to generate internal growth by increasing rents, maintaining high occupancy rates and controlling expenses. The primary driver of our revenue growth, outside of the Duke Transaction, will be rolling in-place leases to current market rents when leases expire, as discussed further below. We believe our active portfolio management, combined with the skills of our property, leasing, maintenance, capital, energy, sustainability and risk management teams allow us to maximize NOI across our portfolio. Substantially all of our consolidated rental revenue, NOI and cash flows from rental operations are generated in the U.S.

Development. Given the scarcity of modern logistics facilities in our target markets, our development business provides the opportunity to build to the requirements of our current and future customers while deepening our market presence. We believe we have a competitive advantage due to (i) the strategic locations of our global land bank and redevelopment sites; (ii) the development expertise of our local teams; (iii) the depth of our customer relationships; (iv) our ability to integrate sustainable design features that result in cost-savings and operational efficiencies for our customers; and (v) our procurement capabilities that allow us to secure high-demand construction materials at lower cost. Successful development and redevelopment efforts provide significant earnings growth as projects are leased, generate income and increase the value of our Real Estate Segment. Generally, we develop properties in the U.S. for long-term hold and outside the U.S. for contribution to our unconsolidated co-investment ventures.

Strategic Capital Segment

Our Strategic Capital Segment allows us to partner with many of the world's largest institutional investors. The business is capitalized principally through private and public equity of which 95% is either in perpetual open-ended or long-term ventures, and two publicly traded vehicles (Nippon Prologis REIT, Inc. in Japan and FIBRA Prologis in Mexico). We align our interests with our partners by holding significant ownership interests in all of our eight unconsolidated co-investment ventures (ranging from 15% to 50%). This structure allows us to reduce our exposure to foreign currency movements for investments outside the U.S.

This segment produces durable, long-term cash flows and generally contributes 10% to 15% of our recurring consolidated revenues, earnings and FFO, all while requiring minimal capital other than our investment in the venture. We generate strategic capital revenues from our unconsolidated co-investment ventures, principally through asset management and property management services. Asset management fees are primarily driven by the quarterly valuation of the real estate properties owned by the respective ventures. We earn additional revenues by providing leasing, acquisition, construction management, development and disposition services. In certain ventures, we also have the ability to earn revenues through incentive fees ("promotes" or "promote revenues") periodically during the life of a venture, upon liquidation of a venture or upon stabilization of individual venture assets based primarily on the total return of the investments over certain financial hurdles. We plan to grow this business and increase revenues by increasing our assets under management in existing or new ventures. The majority of strategic capital revenues are generated outside the U.S.

FUTURE GROWTH

We believe that the quality and scale of our portfolio, our ability to build out our land bank, our strategic capital business, the expertise of our team, the depth of our customer relationships and the strength of our balance sheet are differentiators that allow us to drive growth in revenues, NOI, earnings, FFO and cash flows.



- **Rent Growth.** We expect rents in our markets to continue to increase due to healthy demand combined with low vacancy. Due to strong market rent growth over the last several years, our in-place leases have considerable upside potential to drive future organic NOI growth. We estimate that our lease mark-to-market is approximately 67% (on a net effective basis), which represents the growth rate from in-place rents to current market rents based on our share of the O&M portfolio at December 31, 2022. Therefore, even if there was no additional market rent growth in the future, we expect our lease renewals to translate into significant increases in future income. We have experienced positive rent change on rollover (comparing the net effective rent ("NER") of the new lease to the prior lease for the same space) in every quarter since 2013.

- **Value Creation from Development.** A successful development and redevelopment program requires sourcing well-located land and redevelopment sites through acquisition opportunities, including our innovative approach with Covered Land Plays, which are income producing assets acquired with the intention to redevelop for higher and better use as industrial properties. Our investment in the development portfolio was $4.2 billion at December 31, 2022. We believe that the carrying value of our land bank is below its current fair value. Based on our current estimates, our consolidated land, including options and Covered Land Plays, has the potential to support the development of $34.2 billion ($39.0 billion on an O&M basis) of TEI of new logistics space. The global nature of our development program provides a wide landscape of opportunities to pursue based on our judgement of market conditions, opportunities and risks.

  We expect to create value as we build new properties. We measure the estimated value creation of a development project as the stabilized value above our TEI. As properties are completed and leased, we expect to realize the value creation principally through gains realized through contributions of these properties to unconsolidated co-investment ventures and increases in the NOI of the consolidated portfolio.

- **Strategic Capital Advantages.** We raise capital to support the long-term growth of the co-investment ventures while maintaining our own substantial investments in these vehicles. At December 31, 2022, the gross book value of the operating portfolio held by our eight unconsolidated co-investment ventures was $49.3 billion across 488 million square feet.





(1) *G&A Expenses* is a line item in the Consolidated Financial Statements. Adjusted G&A expenses is calculated from our Consolidated Financial Statements as *G&A Expenses* and *Strategic Capital Expenses*, less expenses under the Prologis Promote Plan ("PPP") and property-level management expenses for the properties owned by the ventures.

- **Balance Sheet Strength.** The Duke Transaction increased the strength and size of our balance sheet while allowing us to maintain our low leverage. At December 31, 2022, the weighted average remaining maturity of our consolidated debt was 9 years and the weighted average interest rate was 2.5%, primarily as a result of our refinancing activities over the last several years. Through our refinancing activities we have substantially addressed all our debt maturities until 2026 and have taken advantage of previously low interest rates. At December 31, 2022, we had total available liquidity of $4.1 billion. We continue to maintain low leverage as a percentage of our real estate investments and our market capitalization. As a result of our low leverage, available liquidity and investment capacity in the co-investment ventures, we have significant capacity to capitalize on opportunistic value-added investments as they arise.

- **Economies of Scale from Growth.** We have scalable systems and infrastructure in place to grow both our consolidated and O&M portfolios with limited incremental G&A expense. We use adjusted G&A expenses as a percentage of the O&M portfolio (based on gross book value) to measure and evaluate our overhead costs. We believe we can continue to grow NOI and strategic capital revenues organically and through accretive development and acquisition activity while further reducing G&A as a percentage of our investments in real estate. The acquisition of the Duke portfolio in 2022 is a key example of this, where we increased our O&M portfolio by over 20% in the fourth quarter of 2022 and had minimal increases to G&A expenses, resulting in lower G&A expenses as a percentage of investments in real estate. While we plan to make future investments in our new lines of business through Prologis Essentials, we expect to maintain our operational efficiency.

- **Staying "Ahead of What's Next™".** We are focused on creating value beyond real estate by enhancing our customers' experience, leveraging our scale to obtain procurement savings and innovating through data analytics and digitization efforts. This includes investments in early and growth-stage companies that are focused on emerging technology. Through Prologis Essentials we support our customers through service and product offerings, including innovative solutions to operations, energy and sustainability, mobility and workforce that can make our customers' decision process easier and their enterprise more efficient.

Competition

Real estate ownership is highly fragmented, and we face competition from many owners and operators. Competitively priced logistics space could impact our occupancy rates and have an adverse effect on how much rent we can charge, which in turn could affect our operating results. We face competition regarding our capital deployment activities, including regional, national and global operators and developers. We also face competition from investment managers for institutional capital within our strategic capital business.

Despite the competition, our global reach and local market knowledge over the years has given us distinct competitive advantages, including the following:

- a portfolio of properties strategically located in markets characterized by large population densities, growing consumption and high barriers to entry, typically near large labor pools and extensive transportation infrastructure, including our Last Touch® facilities;

- the ability to leverage the organizational scale and structure of our 1.2 billion square foot O&M portfolio to provide a single point of contact for our multi-market customers to address their needs through our in-house global Customer Led Solutions Team;

- services and solutions offered through Prologis Essentials to assist our customers with their operations, energy and sustainability, mobility and workforce needs;

- a strategically located, global land bank and redevelopment sites that have the potential to support the development of $39.0 billion of TEI of new logistics space on an O&M basis;

- local teams with the expertise, experience and relationships to lease our properties and deploy capital advantageously;

- development of logistics facilities with sustainable design features that meet customer needs for high-quality buildings while enabling them to make progress on their own sustainability objectives;

- relationships and successful track record with current and prospective investors in our strategic capital business that is comprised of 95% perpetual open-ended or long-term ventures and two publicly traded vehicles;

- a market intelligence team that allows us to track business conditions in real time, proactively pursue market opportunities and disruptions alike, and develop revenue-generating capabilities to strengthen our operational excellence;

- an investment in technology and talent to support our sustainability objectives, including expanding our efforts around renewable energy;

- Prologis Ventures, our corporate venture capital group, and Prologis Labs, our initiative for testing new technologies alongside our customers, together track the leading edge of innovation and technologies within real estate and the supply chain, creating important capabilities that connect Prologis with the C-suites of our customers; and

- a strong balance sheet and credit ratings, coupled with significant liquidity, borrowing capacity and long-term fixed debt with low rates.

Customers

At December 31, 2022, in our Real Estate Segment representing our consolidated properties, we had more than 4,000 customers occupying 601 million square feet of logistics operating properties (6,600 customers occupying 1.2 billion square feet for our O&M portfolio). Our broad customer base represents a spectrum of international, national, regional and local logistics users who operate in various industries, providing diverse goods to consumers throughout the globe.

The location of our global portfolio gives us the unique ability to provide our customers with the right real estate solutions for their supply chains that, in turn, allows them to meet end-consumer delivery expectations. We have invested in properties located within infill and urban areas in our largest global markets with same day access (defined as Last Touch®) and next day access (defined as city distribution), to the consumer population. We have also invested in facilities located at key transportation hubs on the edge of these major infill and urban areas and gateway distribution facilities that incorporate access to major sea and intermodal ports.

Below are the primary categories of goods in our consolidated real estate properties at December 31, 2022.


Primary Categories of Goods in Our Buildings as a % of NER(1)
Basic Daily Needs – 32%
Consumer Goods
Food & Beverage
Apparel
Paper & Packaging
Structural Trends – 31%
Transportation
General Retailer
Healthcare
Data
Cyclical Spending – 26%
Construction
Appliances
Auto
Home Goods
Production
Consumption
Raw materials suppliers
International manufacturing/ Order consolidation
Retail centers
1 Gateway distribution
2 Multi-market distribution
3 City distribution
4 Last Touch®
Customer
Raw materials suppliers
Domestic manufacturing/ Order consolidation
Return center

(1) NER is calculated using the estimated total cash to be received over the term of the lease divided by the lease term to determine the average amount of cash rent payments received per year. Amounts derived in a currency other than the U.S. dollar have been translated using the average rate from the previous twelve months.

Primary categories do not sum to 100% as the difference is attributable to customers that do not clearly fall into a single category.

Table of Contents

The following table details our top 25 customers for our consolidated and O&M real estate properties at December 31, 2022 (square feet in millions):

	Consolidated - Real Estate Segment			Owned and Managed	
Top Customers	**% of NER**	**Total Occupied Square Feet**	**Top Customers**	**% of NER**	**Total Occupied Square Feet**
1. Amazon	7.0	34	1. Amazon	5.3	43
2. Home Depot	2.6	15	2. Home Depot	1.7	17
3. FedEx	1.9	8	3. FedEx	1.3	10
4. UPS	1.0	6	4. Geodis	1.3	17
5. Geodis	0.9	6	5. DHL	1.1	12
6. Wal-Mart	0.7	4	6. CEVA Logistics	0.9	12
7. NFI Industries	0.6	3	7. UPS	0.8	8
8. U.S. Government	0.6	2	8. GXO	0.7	9
9. Wayfair	0.6	5	9. DSV Panalpina	0.7	7
10. Pepsi	0.5	3	10. Maersk	0.6	6
Top 10 Customers	**16.4**	**86**	**Top 10 Customers**	**14.4**	**141**
11. DHL	0.5	3	11. Kuehne + Nagel	0.6	7
12. GXO	0.5	4	12. Wal-Mart	0.5	6
13. Sycamore Partners (Staples)	0.4	3	13. U.S. Government	0.5	4
14. DSV Panalpina	0.4	2	14. Cainiao (Alibaba)	0.5	5
15. Ryder System	0.4	2	15. DB Schenker	0.4	5
16. CEVA Logistics	0.4	3	16. NFI Industries	0.4	3
17. Uline	0.4	1	17. Hitachi	0.4	4
18. Berkshire Hathaway	0.4	3	18. XPO Logistics	0.4	4
19. Target	0.4	2	19. Nippon Express	0.4	3
20. Office Depot	0.4	3	20. ZOZO	0.4	4
21. Kellogg	0.4	3	21. Mercado Libre	0.4	4
22. Toyo Tires	0.4	1	22. Pepsi	0.3	3
23. Kuehne + Nagel	0.3	2	23. Wayfair	0.3	5
24. Iron Mountain	0.3	2	24. Nippon Kabushika Kaisha (Yusen Logistics)	0.3	2
25. Best Buy	0.3	2	25. Uline	0.3	2
Top 25 Customers	**22.3**	**122**	**Top 25 Customers**	**20.5**	**202**

In our Strategic Capital Segment, we view our partners and investors as our customers. At December 31, 2022, we had 162 investors in our private equity ventures, several of which invest in multiple ventures.

Our People

Our people are the foundation of our business. They implement our strategy and create value for our customers and shareholders. We actively seek to recruit and retain talented employees with varied experiences and viewpoints. The intent is to create an inclusive and diverse culture where each employee can do their best work and drive our collective success.

We are committed to our diversity, equity, inclusion and belonging ("DEIB") hiring practices. We also conduct annual pay equity analyses that cover women and people of color and aim to address differences in compensation not explained by relevant job factors accordingly.

The following charts display diversity by levels of seniority of our workforce at December 31, 2022:


Women, 2022 (1)
People of Color (U.S. only), 2022 (1)
All Employees
Managers
Senior Leaders
49%
44%
20%
All Employees
Managers
Senior Leaders
32%
27%
9%

(1) Managers include employees with manager, director or vice president titles. Senior leaders include employees with senior vice president or higher titles.

We focus on learning and development at every level of the organization. We align employees' goals with our overall strategic direction to create a clear link between individual efforts and the long-term success of the company. We then provide feedback on their performance towards those goals to ensure their growth. Providing our employees learning and development through training, educational opportunities and mentorship is critical to our ability to continue to innovate. In 2022, more than 2,000 employees completed more than 7,400 hours of company-provided or company-sponsored learning and development training.

We provide opportunities for our employees to share their perspectives and feedback on our company and their work experience. Our most recent employee engagement pulse survey, completed in November 2022 with a participation rate of 92%, indicated that 87% of Prologis employees are engaged based on their positive response to the questions that comprise our engagement driver index.

We strive to create a healthy and safe working environment for our employees. We provide workplace flexibility with accountability as determined by role. For example, for those employees who work on-site, we have protocols in place to help ensure a safe working environment. We continue to attract and retain talent in the industry through a robust benefit package, career growth opportunities, talent recognition and individual development planning.

The following table summarizes our total number of employees at December 31, 2022:

Geographies	
U.S. [1]	1,481
Other Americas	162
Europe	575
Asia	248
Total	**2,466**

(1) This includes employees who were based in the U.S. but also support other geographies.

Prologis employees are not organized under collective bargaining agreements, other than in Brazil, France and Spain, and there is a works council in France.

CODE OF ETHICS AND BUSINESS CONDUCT

We maintain a Code of Ethics and Business Conduct applicable to our board of directors (the "Board") and all of our officers and employees, including the principal executive officer, the principal financial officer and the principal accounting officer, and other people performing similar functions. A copy of our Code of Ethics and Business Conduct is available on our website, www.prologis.com. In addition to being accessible through our website, copies of our Code of Ethics and Business Conduct can be obtained, free of charge, upon written request to Investor Relations, Pier 1, Bay 1, San Francisco, California 94111. Any amendments to or waivers of our Code of Ethics and Business Conduct that apply to the principal executive officer, the principal financial officer, the principal accounting officer, or other people performing similar functions, and that relate to any matter enumerated in Item 406(b) of Regulation S-K, will be disclosed on our website.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG")

Environmental

We develop modern and efficient buildings with state-of-the-art technology to stay ahead of our customers' needs, advance structural, transportation and energy requirements, and make progress on our own sustainability goals and objectives. This includes new development and redevelopment of buildings to specifications that align with leading sustainable building standards and the implementation of energy solutions such as onsite solar generation, cool roofs, LED lighting, EV charging stations, waste diversion, recycling and xeriscaping. We regularly ask customers how Prologis can work with them to enhance the sustainability of their operations. We believe these services and solutions can deliver cost-savings and operational efficiencies, reduce energy and water consumption and decrease greenhouse gas emissions within our customers' operations and across our own portfolio.

We have committed to: (i) installing 100% LED lighting within our logistics facilities across our O&M operating properties by 2025; (ii) installing 1 gigawatt of solar generation capacity, supported by storage, by 2025, and (iii) obtaining green building certifications for 100% of our eligible new development and redevelopment. We believe our Prologis Essentials LED and SolarSmart solutions create energy savings, help reduce the environmental footprint of our customers and accelerate our progress in these areas. At December 31, 2022, we had installed LED lighting across more than 70% of our logistics facilities within our O&M operating properties. During 2022, approximately 100 megawatts of solar generation capacity was installed on the roofs within our O&M portfolio. Both of these metrics exclude the operating properties acquired in the Duke Transaction and by Prologis European Logistics Fund ("PELF") in September 2022.

To fund our sustainable development activities, we have utilized the proceeds from senior notes issuances to finance green projects eligible under our green bond framework. For development properties in our O&M portfolio that were approved by our Investment Committee after June 2021 and that reached stabilization during 2022, we certified 15% of our eligible developed and redeveloped buildings with green building certifications and the remaining 85% were scheduled for green building certification.

In 2022, we announced a new commitment to achieve net zero emissions across our entire value chain by 2040, including scope 1, 2 and 3 emissions. Our commitment is aligned with the Science Based Target initiative's Net Zero Standard and includes the following interim milestones: (i) 1 gigawatt of solar generation capacity, supported by storage, by 2025, as discussed above; (ii) carbon neutral construction by 2025; and (iii) net zero operations for scope 1 and 2 emissions by 2030. We believe we can improve our scope 1 and scope 2 emissions through energy efficiency, electrification and sourcing renewable energy for our offices. Scope 3 emissions comprise a significant portion of our total emissions. To decrease scope 3 emissions, we believe we can reduce building and tenant energy consumption, and expand our generation and use of renewable energy. In support of carbon neutral construction, we will pursue sustainable design, new construction practices and innovation in building materials, as well as purchase high-quality carbon offsets for emissions that cannot yet be eliminated.

Social

We are committed to social responsibility and strengthening relationships important to our business through customer partnerships, investor outreach, community involvement, labor solutions, and DEIB initiatives. We work in partnership with local leaders and organizations to create jobs and job training programs; promote health and safety; and enhance recreational and transit infrastructure. We believe these efforts help create a more stable and predictable business environment for Prologis and our customers and support social wellness and well-being in the communities we serve.

For our customers, where recruitment and retention of logistics talent is a key challenge, we are helping build a talent pipeline through our Community Workforce Initiative ("CWI"), founded in 2018. The CWI is a talent development program that advances the skills and capabilities of logistics talent, with an emphasis on revitalizing career pathways and creating economic opportunities in the communities where we operate. In 2018, we set a goal to train 25,000 individuals by 2025 by partnering with leading public sector organizations and leveraging digital learning technologies to develop innovative training solutions. At December 31, 2022, under the program, we have trained approximately 21,000 individuals towards this goal.

Beginning in 2019, we committed to spending 75,000 hours supporting our local communities by 2025. To achieve this goal, we enable our employees to spend 40 working hours a year to volunteer, including at our company-sponsored day of volunteering, where employees around the globe volunteer on projects to help in their local communities. At December 31, 2022, we have contributed in excess of 38,000 hours towards our goal. In addition, we encourage our employees to support our local communities outside of working hours with our Dollars for Doers and other matching gifts programs, through which Prologis donates to eligible charities and non-profit organizations based on employees' personal volunteer hours or dollar donations.

Governance

We strive to promote a culture of uncompromising integrity, including through our governance practices and corporate oversight. Our Board independence and diversity, open communication with our stockholders and a risk management framework that supports our investment and process decisions all serve to mitigate risk and preserve value for our company. Over the past eight years we have onboarded six new directors, increasing the ethnic, gender and geographical diversity of the Board, as well as its breadth of experience. The charters of our Board Governance and Nomination Committee and Talent and Compensation Committee provide that such committees have specific oversight over ESG matters and DEIB matters, respectively. The strength of our balance sheet and credit ratings, dedication to proactive risk mitigation and engagement with our employees through ethics and anti-corruption training protects the financial, operational and reputational resilience of our company. Our global risk management team works with our Board to do regular enterprise-wide risk assessments to ensure proper oversight over real estate, financial and emerging risks across our global organization. We are committed to ensuring that 100% of our employees complete ethics training each year and continued to achieve this commitment in 2022. Along with this commitment, our employees completed more than 1,800 hours of information technology security, compliance and other ethics training. Our approach is reinforced by our Code of Ethics and Business Conduct, as described above.

ENVIRONMENTAL MATTERS

We are exposed to various environmental risks that may result in unanticipated losses and affect our operating results and financial condition. Either the previous owners or we have conducted environmental reviews on a majority of the properties we have acquired, including land. While some of these assessments have led to further investigation and sampling, none of the environmental assessments have revealed an environmental liability that we believe would have a material adverse effect beyond amounts recorded at December 31, 2022. See further discussion in Item 1A. Risk Factors and Note 16 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

GOVERNMENTAL MATTERS

We are exposed to various regulatory requirements, taxes, tariffs, trade wars and laws within the countries in which we operate and unexpected changes in these items may result in unanticipated losses, adverse tax consequences and affect our operating results and financial condition. In addition, we may be impacted by the ability of our non-U.S. subsidiaries to distribute or otherwise transfer cash among our subsidiaries due to currency exchange control regulations and transfer pricing regulations. The impact of regional or country-specific economic instability, including government shutdowns or other internal trade alliances or agreements could also have a material adverse effect on our business, financial condition or results of operations. See further discussion in Item 1A. Risk Factors.

INSURANCE COVERAGE

We carry insurance coverage on our properties. We determine the type of coverage and the policy specifications and limits based on what we deem to be the risks associated with our ownership of properties and our business operations in specific markets. Such coverage typically includes property damage and rental loss insurance resulting from such perils as fire, windstorm, flood, earthquake and terrorism; commercial general liability insurance; and environmental insurance. Insurance is maintained through a combination of commercial insurance, self-insurance and a wholly-owned captive insurance entity. Additionally, in 2021 we sponsored a catastrophe bond issuance that provides further insurance coverage through 2024 for potential losses resulting from earthquake risks in the U.S. The costs to insure our properties are primarily covered through expense reimbursements from our customers. We believe our insurance coverage contains policy specifications and insured limits that are customary for similar properties, business activities and markets and we believe our properties are adequately insured. See further discussion in Item 1A. Risk Factors.

ITEM 1A. Risk Factors

Our operations and structure involve various risks that could adversely affect our business and financial condition, including but not limited to, our financial position, results of operations, cash flow, ability to make distributions and payments to security holders and the market value of our securities. These risks relate to Prologis as well as our investments in consolidated and unconsolidated entities and include among others, (i) risks related to our global operations (ii) risks related to our business; (iii) risks related to financing and capital; (iv) risks related to income taxes; and (v) general risks.

Risks Related to our Global Operations

As a global company, we are subject to social, political and economic risks of doing business in many countries.

We conduct a significant portion of our business and employ a substantial number of people outside of the U.S. During 2022, we generated approximately $1.0 billion or 17.3% of our consolidated revenues from operations outside the U.S. Circumstances and developments related to international operations that could negatively affect us include, but are not limited to, the following factors:

- difficulties and costs of staffing and managing international operations in certain geographies, including differing employment practices and labor issues;

- local businesses and cultural factors that differ from our domestic standards and practices;

- volatility in currencies and currency restrictions, which may prevent the availability of capital or the transfer of profits to the U.S.;

- challenges in establishing effective controls and procedures to regulate operations in different geographies and to monitor compliance with applicable regulations, such as the Foreign Corrupt Practices Act, the United Kingdom ("U.K.") Bribery Act and other similar laws;

- unexpected changes in regulatory and environmental requirements, taxes, tariffs, trade wars and laws within the countries in which we operate;

- the responsibility of complying with multiple and potentially conflicting laws, e.g., with respect to corrupt practices, employment and licensing;

- the impact of regional or country-specific business cycles, military conflicts and economic instability, including government shutdowns and withdrawals from the European Union or other international trade alliances or agreements;

- political instability, uncertainty over property rights, civil unrest, drug trafficking, political activism or the continuation or escalation of terrorist or gang activities;

- foreign ownership restrictions in operations with the respective countries; and

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

In addition, we may be impacted by the ability of our non-U.S. subsidiaries to dividend or otherwise transfer cash among our subsidiaries due to currency exchange control regulations, transfer pricing regulations and potentially adverse tax consequences, among other factors.

Compliance or failure to comply with regulatory requirements could result in substantial costs.

We are required to comply with many regulations in different countries, including (but not limited to) the Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws and regulations. Our properties are also subject to various federal, state and local regulatory requirements, such as the Americans with Disabilities Act and state and local fire, life-safety, energy and greenhouse gas emissions requirements. Noncompliance could result in the imposition of governmental fines or the award of damages to private litigants. While we believe that we are currently in material compliance with these regulatory requirements, the requirements may change or new requirements may be imposed that could require significant unanticipated expenditures by us.

Disruptions in the global capital and credit markets may adversely affect our operating results and financial condition.

To the extent there is turmoil in the global financial markets, this turmoil has the potential to adversely affect (i) the value of our properties; (ii) the availability or the terms of financing that we have or may anticipate utilizing; (iii) our ability to make principal and interest payments on, or refinance any outstanding debt when due; and (iv) the ability of our customers to enter into new leasing transactions or satisfy rental payments under existing leases. Disruptions in the capital and credit markets may also adversely affect the market price of our securities and our ability to make distributions and payments to our security holders.

The depreciation in the value of the foreign currency in countries where we have a significant investment may adversely affect our results of operations and financial position.

We hold significant real estate investments in international markets where the U.S. dollar is not the functional currency. At December 31, 2022, approximately $10.2 billion or 11.6% of our total consolidated assets were invested in a currency other than the U.S. dollar, principally the British pound sterling, Canadian dollar, euro and Japanese yen. For the year ended December 31, 2022, $762.4 million or 17.2% of our total consolidated segment NOI was denominated in a currency other than the U.S. dollar. See Note 17 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for more information on these amounts. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant change in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our business and, specifically, our U.S. dollar reported financial position and results of operations.

Our hedging of foreign currency and interest rate risk may not effectively limit our exposure to these risks.

We attempt to mitigate our risk by borrowing in the currencies in which we have significant investments thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. We enter into other foreign currency contracts, such as forwards, to reduce fluctuations in foreign currency cash flow associated with the translation of future earnings of our international subsidiaries. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates there can be no assurance that those attempts will be successful. In addition, we occasionally use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. Hedging arrangements involve risks, such as the risk of fluctuation in the relative value of the foreign currency or interest rates and the risk that counterparties may fail to honor their obligations under these arrangements. The funds required to settle such arrangements could be significant depending on the stability and movement of the hedged foreign currency or the size of the underlying financing and the applicable interest rates at the time of the breakage. The failure to hedge effectively against foreign exchange changes or interest rate changes may adversely affect our business.

Risks Related to our Business

General economic conditions and other events or occurrences that affect areas in which our properties are geographically concentrated, may impact financial results.

We are exposed to the economic conditions and other events and occurrences in the local, regional, national and international geographies in which we own properties. Our operating performance is further impacted by the economic conditions of the specific markets in which we have concentrations of properties.

At December 31, 2022, 30.3% of our consolidated operating properties or $21.0 billion (based on consolidated gross book value, or investment before depreciation) were located in California (Central Valley, San Francisco Bay Area and Southern California markets), which represented 23.6% of the aggregate square footage of our operating properties and 33.0% of our consolidated operating property NOI. Our revenues from, and the value of, our properties located in California may be affected by local real estate conditions (such as an oversupply of or reduced demand for logistics properties) and the local economic climate. Business layoffs, downsizing, industry slowdowns, changing demographics and other factors may adversely impact California's economic climate. Because of the investment we have located in California, a downturn in California's economy or real estate conditions, including state income tax and property tax laws, could adversely affect our business.

In addition to California, we also have significant holdings (defined as more than 3% of total consolidated investment before depreciation) in operating properties in certain markets located in Atlanta, Chicago, Dallas/Fort Worth, Houston, Lehigh Valley, New Jersey/New York City, Seattle and South Florida. Of these markets, no single market contributed more than 10% of our total consolidated investment before depreciation in operating properties, with the exception of New Jersey/New York City. Our operating performance could be adversely affected if conditions become less favorable in any of the markets in which we have a concentration of properties. Conditions such as an oversupply of logistics space or a reduction in demand for logistics space, among other factors, may impact operating conditions. Any material oversupply of logistics space or material reduction in demand for logistics space could adversely affect our overall business.

Our O&M portfolio, which includes our consolidated properties and properties owned by our unconsolidated co-investment ventures, has concentrations of properties in the same markets mentioned above, as well as in markets in Japan and the U.K., and are subject to the economic conditions in those markets.

Real estate investments are not as liquid as certain other types of assets, which may reduce economic returns to investors.

Real estate investments are not as liquid as certain other types of investments and this lack of liquidity may limit our ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate investments, such as secured mortgage debt payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. As a REIT, under the IRC, we are only able to hold property for sale in the ordinary course of business through taxable REIT subsidiaries in order to not incur punitive taxation on any tax gain from the sale of such property. We may dispose of certain properties that have been held for investment to generate liquidity. If we do not satisfy certain safe harbors or we believe there is too much risk of incurring the punitive tax on any tax gain from the sale, we may not pursue such sales.

We may decide to sell or contribute properties to certain of our co-investment ventures or sell properties to third parties to generate proceeds to fund our capital deployment activities. Our ability to sell or contribute properties on advantageous terms is affected by: (i) competition from other owners of properties that are trying to dispose of their properties; (ii) economic and market conditions, including the capitalization rates applicable to our properties; and (iii) other factors beyond our control. If our competitors sell assets similar to assets we intend to divest in the same markets or at valuations below our valuations for comparable assets, we may be unable to divest our assets at favorable pricing or at all. The co-investment ventures or third parties who might acquire our properties may need to have access to debt and equity capital, in the private and public markets, in order to acquire properties from us. Should they have limited or no access to capital on favorable terms, then dispositions and contributions could be delayed.

If we do not have sufficient cash available to us through our operations, sales or contributions of properties or available credit facilities to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, divesting properties at less than optimal terms, incurring debt, entering into leases with new customers at lower rental rates or less than optimal terms or entering into lease renewals with our existing customers without an increase in rental rates. There can be no assurance, however, that such alternative ways to increase our liquidity will be available to us. Additionally, taking such measures to increase our liquidity may adversely affect our business, and in particular, our distributable cash flow and debt covenants.

Our investments are concentrated in the logistics sector and our business would be adversely affected by an economic downturn in that sector.

Our investments in real estate assets are concentrated in the logistics sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities were more diversified.

Investments in real estate properties are subject to risks that could adversely affect our business.

Investments in real estate properties are subject to varying degrees of risk. While we seek to minimize these risks through geographic diversification of our portfolio, market research and our asset management capabilities, these risks cannot be eliminated. Factors that may affect real estate values and cash flows include:

- local conditions, such as oversupply or a reduction in demand;

- technological changes, such as reconfiguration of supply chains, autonomous vehicles, robotics, 3D printing or other technologies;

- the attractiveness of our properties to potential customers and competition from other available properties;

- increasing costs of maintaining, insuring, renovating and making improvements to our properties;

- our ability to reposition our properties due to changes in the business and logistics needs of our customers;

- our ability to lease the properties at favorable rates and control variable operating costs; and

- governmental and environmental regulations and the associated potential liability under, and changes in, environmental, zoning, usage, tax, tariffs and other laws.

These factors may affect our ability to recover our investment in the properties and result in impairment charges.

Our customers may be unable to meet their lease obligations or we may be unable to lease vacant space or renew leases or re-lease space on favorable terms as leases expire.

Our operating results and distributable cash flow would be adversely affected if a significant number of our customers were unable to meet their lease obligations. At December 31, 2022, our top 10 customers accounted for 16.4% of our consolidated NER and 14.4% of our O&M NER. In the event of default by a significant number of customers, we may experience delays and incur substantial costs in enforcing our rights as landlord, and we may be unable to re-lease spaces. A customer may experience a downturn in its business, which may cause the loss of the customer or may weaken its financial condition, resulting in the customer's failure to make rental payments when due or requiring a restructuring that might reduce cash flow from the lease. In addition, a customer may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of such customer's lease and thereby cause a reduction in our available cash flow.

We are also subject to the risk that, upon the expiration of leases they may not be renewed by existing customers, the space may not be re-leased to new customers or the terms of renewal or re-leasing (including the cost of required renovations or concessions to customers) may be less favorable to us than current lease terms. Our competitors may offer space at rental rates below current market rates or below the rental rates we currently charge our customers and we may be pressured to reduce our rental rates below those we currently charge to retain customers when leases expire or we may lose potential customers.

We may acquire properties and companies that involve risks that could adversely affect our business and financial condition.

We have acquired properties and will continue to acquire properties through the direct acquisition of real estate, the acquisition of entities that own real estate or through additional investments in co-investment ventures that acquire properties. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated and that any actual costs for rehabilitation, repositioning, renovation and improvements identified in the pre-acquisition due diligence process will exceed estimates. When we acquire properties, we may face risks associated with entering a new market such as a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. Additionally, there is, and it is expected there will continue to be, significant competition for properties that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities. The acquired properties or entities may be subject to liabilities, including tax liabilities, which may be without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based on our new ownership of any of these entities or properties, then we may have to pay substantial sums to settle it.

We may be unable to integrate the operations of newly acquired companies and realize the anticipated synergies and other benefits or do so within the anticipated timeframe. Potential difficulties we may encounter in the integration process include: (i) the inability to dispose of non-industrial assets or operations that are outside of our area of expertise; (ii) potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with these transactions; and (iii) performance shortfalls as a result of the diversion of management's attention caused by completing these transactions and integrating the companies' operations.

Our real estate development and redevelopment strategies may not be successful.

Our real estate development and redevelopment strategy is focused on monetizing land and redevelopment sites in the future through development of logistics facilities to hold for long-term investment and for contribution or sale to a co-investment venture or third party, depending on market conditions, our liquidity needs and other factors. We may increase our investment in the development, renovation and redevelopment business and we expect to complete the build-out and leasing of our current development portfolio. We may also develop, renovate and redevelop properties within existing or newly formed co-investment ventures. The real estate development, renovation and redevelopment business includes the following significant risks:

- we may not be able to obtain financing for development projects on favorable terms or at all;

- we may explore development opportunities that may be abandoned and the related investment impaired;

- we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

- we may incur higher construction costs, due primarily to this inflationary environment, or additional costs related to regulation that exceed our estimates and projects may not be completed, delivered or stabilized as planned due to defects or other issues;

- we may not be able to attract third-party investment in new development co-investment ventures or sufficient customer demand for our product;

- we may have properties that perform below anticipated levels, producing cash flows below budgeted amounts;

- we may seek to sell certain land parcels and not be able to find a third party to acquire such land or the sales price will not allow us to recover our investment, resulting in impairment charges;

- we may not be able to lease properties we develop on favorable terms or at all;

- we may not be able to capture the anticipated enhanced value created by our value-added properties on expected timetables or at all;

- we may experience delays (temporary or permanent) if there is public or government opposition to our activities; and

- we may have substantial renovation, new development and redevelopment activities, regardless of their ultimate success, that require a significant amount of management's time and attention, diverting their attention from our day-to-day operations.

We are subject to risks and liabilities in connection with forming and attracting third-party investment in co-investment ventures, investing in new or existing co-investment ventures, and managing properties through co-investment ventures.

At December 31, 2022, we had investments in co-investment ventures, both public and private, that owned real estate with a gross book value of approximately $59.6 billion. Our organizational documents do not limit the amount of available funds that we may invest in these ventures, and we may and currently intend to develop and acquire properties through co-investment ventures and investments in other entities when warranted by the circumstances. However, there can be no assurance that we will be able to form new co-investment ventures, or attract third-party investment or that additional investments in new or existing ventures to develop or acquire properties will be successful. Further, there can be no assurance that we are able to realize value from our existing or future investments. The same factors that impact the valuation of our consolidated portfolio, as discussed above, also impact the portfolios held by the co-investment ventures and could result in other than temporary impairment of our investment and a reduction in fee revenues.

Our co-investment ventures involve certain additional risks that we do not otherwise face, including:

- our partners may share certain approval rights over major decisions made on behalf of the ventures;

- our partners may seek to redeem their investment, and may do so simultaneously, causing the venture to seek capital to satisfy these requests on less than optimal terms;

- if our partners fail to fund their share of any required capital contributions, then we may choose to contribute such capital;

- our partners might have economic or other business interests or goals that are inconsistent with our business interests or goals that would affect our ability to operate the venture;

- the venture or other governing agreements often restrict the transfer of an interest in the co-investment venture or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;

- our relationships with our partners are generally contractual in nature and may be terminated or dissolved under the terms of the agreements, and in such event, we may not continue to invest in or manage the assets underlying such relationships resulting in a decrease in our assets under management and a reduction in fee revenues. This may also require us to acquire the properties in order to maintain an investment in the portfolio; and

- disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable co-investment venture to additional risk.

We generally seek to maintain sufficient influence over our co-investment ventures to permit us to achieve our business objectives; however, we may not be able to continue to do so indefinitely. We have formed publicly traded investment vehicles, such as NPR and FIBRA Prologis, for which we serve as sponsor or manager. These entities bear their own risks related to trading markets, foreign currency exchange rates and market demand. We have contributed, and may continue to contribute, assets into such vehicles. There is a risk that our managerial relationship may be terminated.

We have also made investments in early and growth-stage companies that are focused on emerging technology. These companies may not be successful at raising additional capital or generating cash flows to sustain operations, which could result in the impairment of our investment. In addition, through Prologis Essentials we are investing in the development of new business lines that are complementary to our core business. These business lines may not be successful and may include risks that are different than investing in our core real estate business.

We are exposed to various environmental risks, which may result in unanticipated losses that could affect our business and financial condition.

Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances. The costs of removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination.

Environmental laws in some countries, including the U.S., also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties are known to contain asbestos-containing building materials.

In addition, some of our properties are leased or have been leased, in part, to owners and operators of businesses that use, store or otherwise handle petroleum products or other hazardous or toxic substances, creating a potential for the release of such hazardous or toxic substances. Furthermore, certain of our properties are on, adjacent to or near other properties that have contained or currently contain petroleum products or other hazardous or toxic substances, or upon which others have engaged, are engaged or may engage in activities that may release such hazardous or toxic substances. From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions for which we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In connection with certain divested properties, we have agreed to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

Our insurance coverage does not cover all potential losses.

We and our unconsolidated co-investment ventures carry insurance coverage including property damage and rental loss insurance resulting from certain perils such as fire and additional perils as covered under an extended coverage policy, namely windstorm, flood, earthquake and terrorism; commercial general liability insurance; and environmental insurance, as appropriate for the markets where each of our properties and business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. We believe our properties and the properties of our co-investment ventures are adequately insured. Certain losses, however, including losses from floods, earthquakes, acts of war, acts of terrorism or riots and pandemics, generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and future revenues in these properties and could potentially remain obligated under any recourse debt associated with the property.

Furthermore, we cannot be sure that the insurance companies will be able to continue to offer products with sufficient coverage at commercially reasonable rates. If we experience a loss that is uninsured or that exceeds insured limits with respect to one or more of our properties or if the insurance companies fail to meet their coverage commitments to us in the event of an insured loss, then we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties and, if there is recourse debt, then we would remain obligated for any mortgage debt or other financial obligations related to the properties. Any such losses or higher insurance costs could adversely affect our business.

A number of our investments, both wholly-owned and owned through co-investment ventures, are located in areas that are known to be subject to earthquake activity. U.S. properties located in active seismic areas include properties in our markets in California and Seattle. International properties located in active seismic areas include Japan and Mexico. We generally carry earthquake insurance on our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles, if we believe it is commercially reasonable. We evaluate our earthquake insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants and in some specific instances have elected to self-insure our earthquake exposure based on this analysis. We have elected not to carry earthquake insurance for our assets in Japan based on this analysis. See Item 2. Properties for more information on the markets above exposed to seismic activities.

Furthermore, a number of our properties are located in areas that are known to be subject to hurricane or flood risk. We carry hurricane and flood hazard insurance on all of our properties located in areas historically subject to such activity, subject to coverage limitations and deductibles, if we believe it is commercially reasonable. We evaluate our insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants.

Risks Related to Financing and Capital

In order to meet REIT distribution requirements we may need access to external sources of capital.

To qualify as a REIT, we are required each year to distribute at least 90% of our REIT taxable income (determined without regard to the dividends-paid deduction and by excluding any net capital gain) to our stockholders and we may be subject to tax to the extent our taxable income is not fully distributed. Historically, we have satisfied these distribution requirements by making cash distributions to our stockholders, however, we may elect to pay a portion of the distribution in shares of our stock. Assuming we continue to satisfy these distribution requirements with cash, we may not be able to fund all future capital needs, including acquisition and development activities, from cash retained from operations and may have to rely on third-party sources of capital. Furthermore, to maintain our REIT status and not have to pay federal income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. Our ability to access debt and equity capital on favorable terms or at all depends on a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our securities.

Covenants in our credit agreements could limit our flexibility and breaches of these covenants could adversely affect our financial condition.

The terms of our various credit agreements, including our credit facilities and term loans, the indentures under which certain of our senior notes are issued and other note agreements, require us to comply with a number of customary financial covenants, such as maintaining debt service coverage ratios, leverage ratios and fixed charge coverage ratios. These covenants may limit our flexibility to run our business, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness. If we default under the covenant provisions and are unable to cure the default, refinance the indebtedness or meet payment obligations, our business and financial condition generally and, in particular, the amount of our distributable cash flow could be adversely affected.

Adverse changes in our credit ratings could negatively affect our financing activity.

At December 31, 2022, our credit ratings were A3 from Moody's with a stable outlook and A from S&P with a stable outlook. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

The credit ratings of our senior notes and preferred stock are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses of us. Our credit ratings can affect the amount of capital we can access, as well as the terms and pricing of any debt we may incur. There can be no assurance that we will be able to maintain our current credit ratings, and in the event our credit ratings are downgraded, we would likely incur higher borrowing costs and may encounter difficulty in obtaining additional financing. Also, a downgrade in our credit ratings may trigger additional payments or other negative consequences under our credit facilities and other debt instruments. Adverse changes in our credit ratings could negatively impact our business and, in particular, our refinancing and other capital market activities, our ability to manage debt maturities, our future growth and our development and acquisition activity.

We may be unable to refinance our debt or our cash flow may be insufficient to make required debt payments.

We are subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. There can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing would be on terms as favorable as the terms of the maturing indebtedness, or that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, our business and financial condition will be negatively impacted and, if the maturing debt is secured, the lender may foreclose on the property securing such indebtedness. Our credit facilities and certain other debt bears interest at variable rates. Increases in market interest rates would increase our interest expense under these agreements.

Our stockholders may experience dilution if we issue additional common stock or units in the OP.

Any additional future issuance of common stock or OP units will reduce the percentage of our common stock and units owned by investors. In most circumstances, stockholders and unitholders will not be entitled to vote on whether or not we issue additional common stock or units. In addition, depending on the terms and pricing of any additional offering of our common stock or OP units and the utilization of the proceeds, our stockholders and unitholders may experience dilution in both book value and fair value of their common stock or units.

Risks Related to Income Tax

The failure of Prologis, Inc. to qualify as a REIT would have serious adverse consequences.

Prologis, Inc. elected to be taxed as a REIT under Sections 856 through 860 of the IRC commencing with the taxable year ended December 31, 1997. We believe Prologis, Inc. has been organized and operated to qualify as a REIT under the IRC and believe that the current organization and method of operation comply with the rules and regulations promulgated under the IRC to enable Prologis, Inc. to continue to qualify as a REIT. However, it is possible that we are organized or have operated in a manner that would not allow Prologis, Inc. to qualify as a REIT, or that our future operations could cause Prologis, Inc. to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some annually and others on a quarterly basis) established under highly technical and complex sections of the IRC for which there are only limited judicial and administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. For example, to qualify as a REIT, Prologis, Inc. must derive at least 95% of its gross income in any year from qualifying sources. In addition, Prologis, Inc. must pay dividends to its stockholders aggregating annually at least 90% of its taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and must satisfy specified asset tests on a quarterly basis. Historically, we have satisfied these distribution requirements by making cash distributions to our stockholders, but we may choose to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, our own stock. The provisions of the IRC and applicable Treasury regulations regarding qualification as a REIT are more complicated for Prologis, Inc. because we hold substantially all of our assets through the OP.

If Prologis, Inc. fails to qualify as a REIT in any taxable year, we will be required to pay federal income tax (including, for taxable years prior to 2018, any applicable alternative minimum tax) on taxable income at regular corporate rates. Unless we are entitled to relief under certain statutory provisions, Prologis, Inc. would be disqualified from treatment as a REIT for the four taxable years following the year in which it lost the qualification and would be subject to corporate tax on built-in gains that exist at the time of REIT re-election if recognized within the five-year period after re-election, and potentially 10 years for certain states. If Prologis, Inc. lost its REIT status, our net earnings would be significantly reduced for each of the years involved. In addition, we may need to borrow additional funds or liquidate some investments to pay any additional tax liability. Accordingly, funds available for investment, operations and distributions would be reduced.

Furthermore, we own a direct or indirect interest in certain subsidiary REITs that elected to be taxed as REITs under Sections 856 through 860 of the IRC. Provided that each subsidiary REIT qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests, and any dividend income or gains derived by us from such subsidiary REIT will generally be treated as income that qualifies for purposes of the REIT 95% and 75% gross income tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. If such subsidiary REIT were to fail to qualify as a REIT, and certain relief provisions did not apply, it would be treated as a regular taxable corporation and its income would be subject to U.S. federal income tax. In addition, a failure of the subsidiary REIT to qualify as a REIT would have an adverse effect on the ability of Prologis, Inc. to comply with the REIT income and asset tests, and thus its ability to qualify as a REIT.

In addition, we may acquire properties through the acquisition of REIT entities that own the real estate. If a gain in such assets is not otherwise recognized by the seller or target in such acquisitions, and such entities were to fail to satisfy the REIT requirements for any year, they would be disqualified from treatment as a REIT for the four taxable years following the year in which the REIT qualification was lost and the acquired assets would be subject to corporate tax on built-in gains that exist at the time of REIT re-election or, if earlier, at the time of Prologis' acquisition of the assets. A sale of such assets within the 5-year recognition period, and potentially 10 years for certain states, could result in corporate tax liabilities that could be significant.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on gain attributable to the transaction.

From time to time, we may transfer or otherwise dispose of some of our properties, including by contributing properties to our co-investment ventures. Under the IRC, any gain resulting from transfers of properties we hold as inventory or primarily for sale to customers in the ordinary course of business is treated as income from a prohibited transaction subject to a 100% penalty tax. We do not believe that our transfers or disposals of property or our contributions of properties into our co-investment ventures are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service ("IRS") may contend that certain transfers or dispositions of properties by us or contributions of properties into our co-investment ventures are prohibited transactions. While we believe that the IRS would not prevail in any such dispute, if the IRS were to argue successfully that a transfer, disposition or contribution of property constituted a prohibited transaction, we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT.

Legislative or regulatory action could adversely affect us.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S., state, local and foreign income tax laws applicable to investments in real estate, REITs, similar entities and investments. Additional changes are likely to continue to occur in the future, both in and outside of the U.S. and may impact our taxation or that of our stockholders. Any increases in tax liability could be substantial and would reduce the amount of cash available for other purposes.

Complying with REIT requirements may limit our flexibility or cause us to forego otherwise attractive opportunities.

Our use of taxable REIT subsidiaries ("TRSs") enables us to engage in non-REIT qualifying business activities. Under the IRC, no more than 20% of the value of the assets of a REIT may be represented by securities of one or more TRSs and other non-qualifying assets. This limitation may hinder our ability to make certain attractive investments, including the purchase of non-qualifying assets, the expansion of non-real estate activities and investments in the businesses to be conducted by our TRSs, and to that extent limit our opportunities.

General Risks

Our business may be materially and adversely affected by the impact of global pandemics.

We cannot predict the extent to which global pandemics may impact our business and operating results and that of our co-investment ventures, but their impact may include the following:

- Existing customers and potential customers of our logistics facilities may be adversely affected by the decrease in economic activity, which in turn could disrupt their business and their ability to enter into new leasing transactions or satisfy rental payments;

- Government, labor or other restrictions may prevent us from completing the development or leasing of properties currently under development or making our properties ready for our customers to move in;

- Our ability to recover our investments in real estate assets may be impacted by current market conditions;

- Increases in material costs as a result of labor shortages and supply chain disruptions may make the development of properties more costly than we originally budgeted; and

- Our workforce, including our executives, may become ill or have difficulty working remotely, caring for our properties and/or customers.

Any prolonged economic downturn, escalation of the outbreak or disruption in the financial markets may also impact our ability to access capital markets to issue debt or equity securities and to complete real estate transactions at attractive pricing or at all.

These items may materially and adversely affect our financial condition, results of operations, cash flows and real estate values.

Our business and operations could suffer in the event of system failures or cyber security attacks.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal and hosted information technology systems, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cyber security attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may incur additional costs to remedy damages caused by such disruptions. Third-party security events at vendors, sub-processors, and service providers could also impact our data and operations via unauthorized access to information or disruption of services which may ultimately result in financial losses. Despite training, detection systems and response procedures, an increase in email attacks (phishing and business email compromise) may create disruption to our business and financial risk.

Although security incidents have had an insignificant financial impact on our operating results, the growing frequency of attempts may lead to increased costs to protect the company and respond to any events, including additional personnel, consultants and protection technologies. Any compromise of our security could result in a violation of applicable privacy and other laws, unauthorized access to information of ours and others, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our security measures, which could harm our business. Additionally, remediation costs for security events may not be covered by our insurance.

Risks associated with our dependence on key personnel.

We depend on the deep industry knowledge and the efforts of our executive officers and other key employees. From time to time, our personnel and their roles may change. While we believe that we are able to retain our key talent and find suitable employees to meet our needs, the loss of key personnel, any change in their roles or the limitation of their availability could adversely affect our business. If we are unable to continue to attract and retain our executive officers, or if compensation costs required to attract and retain key employees become more expensive, our performance and competitive position could be materially adversely affected.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management continually reviews the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements or restatements of our financial statements or a decline in the price of our securities.

We are exposed to the potential impacts of future climate change and could be required to implement new or stricter regulations, which may result in unanticipated losses that could affect our business and financial condition.

We are also exposed to potential physical risks from possible future changes in climate. Our logistics facilities and the global supply chain may be exposed to catastrophic weather events, such as severe storms, fires or floods. If the frequency of extreme weather events increases, our exposure to these events could increase. We may also be adversely impacted by transition risks, such as potential impacts to the supply chain as a real estate developer or changes in laws and regulations, such as stricter energy efficiency standards or greenhouse gas regulations for the commercial building sectors. We cannot give any assurance that other such conditions do not exist or may not arise in the future. The potential impacts of future climate change on our real estate properties could adversely affect our ability to lease, develop or sell such properties or to borrow using such properties as collateral.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

GEOGRAPHIC DISTRIBUTION

We predominately invest in logistics facilities. Our properties are typically used for distribution, storage, packaging, assembly and light manufacturing of consumer products. The vast majority of our operating properties are used by our customers for retail and online fulfillment and business-to-business transactions.

The following tables provide details of our consolidated operating properties, investment in land and development portfolio and our O&M portfolio. The O&M portfolio includes the properties we consolidate and the properties owned by our unconsolidated co-investment ventures reflected at 100% of the amount included in the ventures' financial statements as calculated on a GAAP basis, not our proportionate share.

Included in the operating property information below for our consolidated operating properties are 498 buildings owned primarily by one co-investment venture that we consolidate but of which we own less than 100% of the equity. No individual property or market amounted to 10% or more of our consolidated total assets at December 31, 2022, or generated revenue equal to 10% or more of our consolidated total revenues for the year ended December 31, 2022, with the exception of the Southern California market. Dollars and square feet in the following tables are in millions:

| Geographies | Consolidated Operating Properties | | | O&M | |
	Rentable Square Footage	Gross Book Value	Encumbrances [1]	Rentable Square Footage	Gross Book Value
U.S.:					
Atlanta	41	$ 3,289	$ -	47	$ 3,764
Baltimore/Washington D.C.	13	1,700	-	17	2,104
Central PA	18	1,489	-	19	1,609
Central Valley	21	1,716	-	22	1,856
Chicago	53	4,843	-	70	6,354
Dallas/Ft. Worth	43	3,486	-	50	4,080
Houston	30	3,125	-	36	3,648
Lehigh Valley	30	3,884	-	34	4,174
New Jersey/New York City	42	7,119	28	51	8,492
San Francisco Bay Area	21	3,185	-	26	3,855
Seattle	16	2,653	-	24	3,529
South Florida	22	3,792	14	28	4,661
Southern California	98	15,639	9	118	18,009
Remaining Markets – U.S. (18 markets) [2]	129	10,659	69	158	12,862
Subtotal U.S.	**577**	**66,579**	**120**	**700**	**78,997**
Other Americas:					
Brazil	1	53	-	17	870
Canada	10	845	138	10	845
Mexico	*	21	-	44	2,923
Subtotal Other Americas	**11**	**919**	**138**	**71**	**4,638**
Europe:					
France	-	-	-	34	3,157
Germany	1	84	-	31	3,155
Netherlands	-	-	-	29	2,999
U.K.	2	422	-	31	7,107
Remaining Countries – Europe (8 countries) [2]	2	177	-	97	7,678
Subtotal Europe	**5**	**683**	**-**	**222**	**24,096**
Asia:					
China	-	-	-	46	3,088
Japan	1	40	-	44	6,709
Singapore	1	142	-	1	142
Subtotal Asia	**2**	**182**	**-**	**91**	**9,939**
Total operating portfolio [3]	**595**	**68,363**	**258**	**1,084**	**117,670**
Value-added properties [4]	6	1,061	-	9	1,631
Total operating properties	**601**	**$ 69,424**	**$ 258**	**1,093**	**$ 119,301**

Items notated by '*' indicate an amount less than one million that rounds to zero.

Geographies	Acres	Consolidated – Investment in Land Estimated Build Out Potential (square feet) [5]	Current Investment	Consolidated – Development Portfolio Rentable Square Footage Upon Completion	TEI [6]
U.S.:					
Atlanta	546	6	$ 46	1	$ 117
Baltimore/Washington D.C.	36	*	15	*	80
Central PA	-	-	-	*	44
Central Valley	803	14	262	1	111
Chicago	103	2	35	3	381
Dallas/Ft. Worth	359	5	121	3	341
Houston	335	4	114	1	123
Lehigh Valley	105	1	34	1	177
New Jersey/New York City	194	3	287	*	127
San Francisco Bay Area	-	-	-	2	314
Seattle	149	2	103	1	158
South Florida	113	2	109	1	203
Southern California	494	9	464	5	1,427
Remaining Markets – U.S. (18 markets)	1,444	23	543	8	1,025
Subtotal U.S.	**4,681**	**71**	**2,133**	**27**	**4,628**
Other Americas:					
Brazil	263	5	56	-	-
Canada	292	5	435	2	310
Mexico	751	14	150	5	388
Subtotal Other Americas	**1,306**	**24**	**641**	**7**	**698**
Europe:					
France	176	4	139	1	65
Germany	39	1	28	1	106
Netherlands	15	*	9	1	82
U.K.	224	4	212	2	494
Remaining Countries – Europe (8 countries)	696	14	125	3	417
Subtotal Europe	**1,150**	**23**	**513**	**8**	**1,164**
Asia:					
Japan	51	4	51	7	988
Subtotal Asia	**51**	**4**	**51**	**7**	**988**
Total land and development portfolio	**7,188**	**122**	**$ 3,338**	**49**	**$ 7,478**

Items notated by '*' indicate an amount less than one million that rounds to zero.

(1) Certain of our consolidated properties are pledged as security under secured mortgage debt and assessment bonds. For purposes of this table, the total principal balance of a debt issuance that is secured by a pool of properties is allocated among the properties in the pool based on each property's investment balance. In addition to the amounts reflected here, we also have $184 million of encumbrances related to two properties under development, one prestabilized property, two other real estate investments and one land parcel included in the consolidated portfolio.

(2) No remaining market within the U.S. or country within Europe represented more than 2% of the total gross book value of the consolidated and O&M operating properties.

(3) Included in our consolidated operating properties are properties that we consider to be held for contribution and are presented within *Assets Held for Sale or Contribution* in the Consolidated Balance Sheets. We include these properties in our operating portfolio as they are expected to be contributed to our co-investment ventures and remain in our O&M operating portfolio. At December 31, 2022, we had investments in real estate properties that were expected to be contributed to our unconsolidated co-investment ventures totaling $489 million and aggregating 4 million square feet. See Note 6 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for further information on our *Assets Held for Sale or Contribution.*

(4) Value-added properties are properties we have either acquired at a discount and believe we could provide greater returns post-stabilization or properties we expect to repurpose to a higher and better use.

(5) Represents the estimated finished square feet available for lease upon completion of a building on existing parcels of land.

(6)   TEI is based on current projections and is subject to change. As noted in the table below, our current investment in the development portfolio was $4.2 billion, leaving approximately $3.3 billion of additional required investment. At December 31, 2022, based on TEI, approximately 9% of the properties in the development portfolio were completed but not yet stabilized, 72% of the properties were expected to be completed before December 31, 2023, and the remaining properties were expected to be completed before November 2024.

The following table summarizes our investment in consolidated real estate properties at December 31, 2022 (in millions):

	Investment Before Depreciation
Operating properties, excluding assets held for sale or contribution	$ 69,039
Development portfolio, including cost of land	4,212
Land	3,338
Other real estate investments [1]	5,034
Total consolidated real estate properties	**$ 81,623**

(1)   Included in other real estate investments were: (i) non-strategic real estate assets, primarily acquired in the Duke Transaction, that we do not intend to operate long-term; (ii) land parcels we own and lease to third parties; (iii) non-industrial real estate assets that we generally intend to redevelop into industrial properties; and (iv) costs associated with potential acquisitions and future development projects, including purchase options on land.

LEASE EXPIRATIONS

We generally lease our properties on a long-term basis (the average term for leases commenced, including new leases and renewals, in 2022 was 69 months). The following table summarizes the lease expirations of our consolidated operating portfolio for leases in place at December 31, 2022 (dollars and square feet in millions):

	Number of Leases	Occupied Square Feet	NER		
			Dollars	% of Total	Dollars Per Square Foot
2023 [1]	916	54	$ 357	8.5%	$ 6.61
2024	1,155	78	508	12.1%	6.51
2025	993	76	514	12.2%	6.76
2026	1,039	84	570	13.6%	6.79
2027	952	85	643	15.3%	7.56
2028	422	52	420	10.0%	8.08
2029	251	39	267	6.4%	6.85
2030	141	27	198	4.7%	7.33
2031	115	23	162	3.9%	7.04
2032	123	29	223	5.3%	7.69
Thereafter	116	35	334	8.0%	9.54
	6,223	582	$ 4,196	100.0%	$ 7.21
Month to month	128	3			
Total consolidated	**6,351**	**585**			

(1)   We have signed leases that were due to expire in 2023, totaling 24 million square feet in our consolidated portfolio (3.4% of total NER). These are excluded from 2023 expirations and are reflected at their respective expiration year.

CO-INVESTMENT VENTURES

Included in our O&M portfolio are consolidated and unconsolidated co-investment ventures that hold investments in real estate properties, primarily logistics facilities, that we also manage. Our unconsolidated co-investment ventures are accounted for under the equity method. The amounts included for the unconsolidated ventures are reflected at 100% of the amount included in the ventures' financial statements as calculated on a GAAP basis, not our proportionate share. The following table summarizes our consolidated and unconsolidated co-investment ventures at December 31, 2022 (in millions):

| | Operating Properties | | | |
	Square Feet	Gross Book Value	Investment in Land	Development Portfolio – TEI
Consolidated Co-Investment Venture				
U.S.:				
Prologis U.S. Logistics Venture ("USLV")	77	$ 8,037	$ 4	$ 60
Total	**77**	**$ 8,037**	**$ 4**	**$ 60**
Unconsolidated Co-Investment Ventures				
U.S.:				
Prologis Targeted U.S. Logistics Fund ("USLF")	123	$ 12,557	$ -	$ 200
Other Americas:				
FIBRA Prologis	44	2,916	-	-
Prologis Brazil Logistics Venture ("PBLV") and other joint ventures	16	817	51	106
Subtotal Other Americas	60	3,733	51	106
Europe:				
Prologis European Logistics Fund ("PELF")	161	17,400	13	47
Prologis European Logistics Partners ("PELP")	58	6,432	34	64
Subtotal Europe	219	23,832	47	111
Asia:				
Nippon Prologis REIT ("NPR")	43	6,669	-	-
Prologis China Core Logistics Fund ("PCCLF")	31	2,331	-	-
Prologis China Logistics Venture	15	756	13	541
Subtotal Asia	89	9,756	13	541
Total	**491**	**$ 49,878**	**$ 111**	**$ 958**

For more information regarding our unconsolidated and consolidated co-investment ventures, see Notes 5 and 11 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

ITEM 3. Legal Proceedings

From time to time, we and our co-investment ventures are parties to a variety of legal proceedings arising in the ordinary course of business. We believe that, with respect to any such matters to which we are currently a party, the ultimate disposition of any such matter will not result in a material adverse effect on our business, financial position or results of operations.

ITEM 4. Mine Safety Disclosures

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION AND HOLDERS

Our common stock is listed on the NYSE under the symbol "PLD."

Stock Performance Graph

The following line graph compares the change in Prologis, Inc. cumulative total stockholder's return on shares of its common stock from December 31, 2017, to the cumulative total return of the S&P 500 Stock Index and the Financial Times and Stock Exchange NAREIT

Equity REITs Index from December 31, 2017, to December 31, 2022. The graph assumes an initial investment of $100 in our common stock and each of the indices on December 31, 2017, and, as required by the SEC, the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Prologis, Inc, the S&P 500 Index
and the FTSE Nareit Equity REITs Index

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

This graph and the accompanying text are not "soliciting material," are not deemed filed with the SEC and are not to be incorporated by reference in any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PREFERRED STOCK DIVIDENDS

At December 31, 2022, we had 1.3 million shares of Series Q preferred stock outstanding with a liquidation preference of $50 per share that will be redeemable at our option on or after November 13, 2026. Dividends payable per share were $4.27 for the year ended December 31, 2022.

For more information regarding dividends, see Note 9 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

SALES OF UNREGISTERED SECURITIES

During 2022, we issued 2.1 million common limited partnership units in Prologis, L.P. in the Duke Transaction and 0.3 million shares of common stock of Prologis, Inc. in connection with the redemption of common units of Prologis, L.P. in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(a)(2) thereof.

PURCHASES OF EQUITY SECURITIES

During 2022, we did not purchase any common stock of Prologis, Inc. in connection with our share purchase program.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

For information regarding securities authorized for issuance under our equity compensation plans, see Notes 9 and 12 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

OTHER STOCKHOLDER MATTERS

Common Stock Plans

Further information relative to our equity compensation plans will be provided in our 2022 Proxy Statement or in an amendment filed on Form 10-K/A.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data of this report and the matters described under Item 1A. Risk Factors.

A discussion regarding our financial condition and results of operations for 2022 compared to 2021 is presented below. Information on 2020 is included in graphs only to show year over year trends in our results of operations and operating metrics. Our financial condition for 2020, results of operations for 2020 and 2021 compared to 2020 and details on the acquisitions of Industrial Property Trust Inc. ("IPT" or the "IPT Transaction") and Liberty Property Trust and Liberty Property Limited Partnership ("Liberty" or the "Liberty Transaction") referenced throughout this document can be found under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, which is incorporated by reference herein to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 9, 2022, and is available on the SEC's website at www.sec.gov and our Investor Relations website at www.ir.prologis.com.

MANAGEMENT'S OVERVIEW

Summary of 2022

In 2022, our operating results were robust and we ended the year in a solid financial position. Strong demand and low vacancy in the global logistics markets drove increases in market rents throughout the year, which translated into significant rent change on rollover and same-store growth in our O&M portfolio. Our O&M operating portfolio occupancy was 98.2% at December 31, 2022 and rent change on leases commenced during 2022 was 48.0%, on a net effective basis, based on our ownership share. Our 2022 results are representative of the prospects we see for our business despite challenging headwinds from the capital markets, ongoing inflation, steeply rising interest rates and the war and energy crisis in Europe that are all pressuring the global economy. Due to current market conditions, we expect some decline in asset valuations in 2023 and therefore will continue to be disciplined as we evaluate capital deployment activities, including a focus on build-to-suit developments and a pause on contributions into our open-ended funds in the near term. We believe we are well-positioned to organically grow revenues given the increase in market rents over the last several years and our high lease mark-to-market. However, we will be cautious as we manage our business in this uncertain environment.

We completed the following significant activities in 2022, as described in the Notes to the Consolidated Financial Statements:

- On October 3, 2022, we completed the Duke Transaction for $23.2 billion through the issuance of equity and assumption of debt. We assumed $4.2 billion of debt with a weighted average stated interest rate of 2.3% and 4.9% at fair value. We paid down the balance of $745 million on Duke's line of credit subsequent to closing the acquisition. The Duke portfolio was primarily comprised of logistics real estate assets, including 494 industrial operating properties, aggregating 144 million square feet.

- We generated net proceeds of $2.7 billion and realized net gains of $1.2 billion, principally from the contribution of properties to our unconsolidated co-investment ventures in Europe and Japan and dispositions of non-strategic assets to third parties, primarily in the U.S.

- We earned promotes aggregating $505 million ($386 million net of related strategic capital expenses), primarily during the third quarter of 2022 from the third-party investors in PELF in Europe.

- With the overall strengthening of the U.S. dollar against the foreign currencies in which we operate, in 2022 we realized net gains upon settlement of undesignated derivative instruments that offset the negative impact of the translation of our earnings to U.S. dollars.

- In June, we terminated our global senior credit facility (the "2019 Global Facility") and entered into the 2022 Global Facility with a borrowing capacity of up to $3.0 billion and an extended initial maturity date of June 2026. We also upsized our second global senior credit facility (the "2021 Global Facility"), increasing its borrowing capacity up to $2.0 billion. This resulted in increasing our total borrowing capacity under both facilities to $5.0 billion and modifying the base rate of the aggregate lender commitments in U.S. dollars from the U.S. dollar London Inter-bank Offered Rate to the Secured Overnight Financing Rate.

- At December 31, 2022, we had total available liquidity of $4.1 billion, with aggregate availability under our credit facilities of $3.9 billion and unrestricted cash balances of $278 million.

- At December 31, 2022, we had total senior notes of $19.8 billion, with a weighted average remaining maturity of 10 years and an effective interest rate of 2.3%. In addition to the senior notes assumed in the Duke Transaction, we issued $3.3 billion of senior notes in 2022 (principal in millions):

Issuance Date	Aggregate Principal Borrowing Currency		USD [1]	Issuance Date Weighted Average Interest Rate	Years	Maturity Dates
January	£	60	$ 81	2.1%	20.0	December 2041
February [2]	€	1,550	$ 1,768	1.0%	8.5	February 2024 – 2034
July	¥	30,965	$ 227	1.4%	15.5	July 2027 – 2042
September [2]	$	650	$ 650	4.6%	10.3	January 2033
November	C$	500	$ 362	5.3%	8.2	January 2031
December	¥	24,200	$ 178	1.8%	13.4	December 2027 – 2037
Total			$ 3,266	2.3%	9.8	

(1) The exchange rate used to calculate into U.S. dollars was the spot rate at the settlement date.

(2) A portion of the net proceeds from the issuance of these notes were used to finance green projects eligible under our green bond framework.

On October 6, 2022, we completed an exchange offer and consent solicitation for nine series of Duke's senior notes for an aggregate amount of $3.4 billion, with $3.2 billion, or 96%, of the aggregate principal amount being validly tendered for exchange. The validly tendered senior notes were exchanged for notes issued by the OP. As a result of the consent solicitation, we have no separate remaining financial reporting obligations or financial covenants associated with the senior notes assumed in the Duke Transaction. All other terms of the assumed Duke senior notes remained substantially the same.

RESULTS OF OPERATIONS

We evaluate our business operations based on the NOI of our two operating segments: Real Estate (Rental Operations and Development) and Strategic Capital. NOI by segment is a non-GAAP performance measure that is calculated using revenues and expenses directly from our financial statements. We consider NOI by segment to be an appropriate supplemental measure of our performance because it helps management and investors understand our operating results.

Below is our NOI by segment per our Consolidated Financial Statements and a reconciliation of NOI by segment to *Operating Income* per the Consolidated Financial Statements (in millions):

	2022	2021
Real estate segment:		
Rental revenues	$ 4,913	$ 4,148
Development management and other revenues	21	20
Rental expenses	(1,206)	(1,041)
Other expenses	(40)	(22)
Real Estate Segment – NOI	3,688	3,105
Strategic capital segment:		
Strategic capital revenues	1,040	591
Strategic capital expenses	(304)	(207)
Strategic Capital Segment – NOI	736	384
General and administrative expenses	(331)	(294)
Depreciation and amortization expenses	(1,813)	(1,578)
Operating income before gains on real estate transactions, net	2,280	1,617
Gains on dispositions of development properties and land, net	598	817
Gains on other dispositions of investments in real estate, net	589	773
Operating income	$ 3,467	$ 3,207

See Note 17 to the Consolidated Financial Statements for more information on our segments and a reconciliation of each business segment's NOI to *Operating Income* and *Earnings Before Income Taxes.*

Real Estate Segment

This operating segment principally includes rental revenue and rental expenses recognized from our consolidated properties. We allocate the costs of our property management and leasing functions to the Real Estate Segment through *Rental Expenses* and the Strategic Capital Segment through *Strategic Capital Expenses* based on the square footage of the relative portfolios. In addition, this segment is impacted by our development, acquisition and disposition activities.

Below are the components of Real Estate Segment NOI, derived directly from line items in the Consolidated Financial Statements (in millions):

	2022	2021
Rental revenues	$ 4,913	$ 4,148
Development management and other revenues	21	20
Rental expenses	(1,206)	(1,041)
Other expenses	(40)	(22)
Real Estate Segment – NOI	**$ 3,688**	**$ 3,105**

The change in Real Estate Segment ("RES") NOI in 2022 compared to 2021 of approximately $583 million was impacted by the following activities (in millions):



(1) Acquisition activity is principally due to the Duke Transaction on October 3, 2022. We primarily recognized intangible liabilities for the lower in-place rents, as compared to current market rents, under the acquired leases from Duke. These intangible liabilities are amortized to rental revenues over the remaining lease term, which on average is 64 months.

(2) During both periods, we experienced positive rental rate growth. Rental rate growth is a combination of higher rental rates on rollover of leases (or rent change) and contractual rent increases on existing leases. If a lease has a contractual rent increase driven by a metric that is not known at the time the lease commences, such as the consumer price index or a similar metric, the rent increase is not included in rent leveling and therefore impacts the rental revenue we recognize. Significant rent change during both periods continues to be a key driver in increasing rental income. See below for key metrics on rent change on rollover and occupancy.

(3) We calculate changes in NOI from development completions period over period by comparing the change in NOI generated on the pool of developments that completed on or after January 1, 2021 through December 31, 2022.

Below are key operating metrics of our consolidated operating portfolio, which excludes non-strategic industrial properties.





(1)   In 2022, we completed the Duke Transaction.

(2)   Consolidated square feet of leases commenced and weighted average net effective rent change were calculated for leases with initial terms of one year or greater.

Development Activity

The following table summarizes consolidated development activity (dollars and square feet in millions):

		2022		2021
Starts:				
Number of new development buildings during the period		91		78
Square feet		31		26
TEI	$	4,679	$	3,478
Percentage of build-to-suits based on TEI		39.1%		46.2%
Stabilizations:				
Number of development buildings stabilized during the period		69		62
Square feet		22		19
TEI	$	2,772	$	2,329
Percentage of build-to-suits based on TEI		38.9%		42.7%
Weighted average stabilized yield [1]		6.2%		6.1%
Estimated value at completion	$	4,294	$	3,613
Estimated weighted average margin [2]		54.9%		55.1%
Estimated value creation	$	1,522	$	1,284

(1)   We calculate the weighted average stabilized yield as estimated NOI assuming stabilized occupancy divided by TEI.

(2)   Estimated weighted average margin is calculated on development properties as estimated value creation, less estimated closing costs and taxes, if any, on properties expected to be sold or contributed, divided by TEI.

At December 31, 2022, the consolidated development portfolio, including properties under development and pre-stabilized properties, was expected to be completed before November 2024 with a TEI of $7.5 billion and was 45.2% leased. The development portfolio included 15 buildings that were properties under development by Duke and acquired at the time of the acquisition. Our investment in the development portfolio was $4.2 billion at December 31, 2022 leaving $3.3 billion remaining to be spent. For additional information on our development portfolio at December 31, 2022, see Item 2. Properties.

Capital Expenditures

We capitalize costs incurred in improving and leasing our operating properties as part of the investment basis or within other assets. The following graph summarizes capitalized expenditures, excluding development costs, of our consolidated operating properties during each year:



Our capital expenditures continue to increase year over year as we grow the consolidated operating portfolio through development and acquisitions. We plan to continue allocating capital in 2023 to renovate and modernize our operating portfolio, including the addition of sustainable and efficient building features.

Strategic Capital Segment

This operating segment includes revenues from asset management and property management services performed, transactional services for acquisition, disposition and leasing activity and promote revenue earned primarily from the unconsolidated co-investment ventures. Revenues associated with the Strategic Capital Segment fluctuate because of changes in the size of the portfolios through acquisitions and dispositions, the fair value of the properties and other transactional activity including foreign currency exchange rates and timing of promotes. These revenues are reduced by the direct costs associated with the asset and property-level management expenses for the properties owned by these ventures. We allocate the costs of our property management and leasing functions to the Strategic Capital Segment through *Strategic Capital Expenses* and to the Real Estate Segment through *Rental Expenses* based on the square footage of the relative portfolios. For further details regarding the key property information and summarized financial condition and operating results of our unconsolidated co-investment ventures, refer to Note 5 to the Consolidated Financial Statements.

Below are the components of Strategic Capital Segment NOI derived directly from the line items in the Consolidated Financial Statements (in millions):

	2022	2021
Strategic capital revenues	$ 1,040	$ 591
Strategic capital expenses	(304)	(207)
Strategic Capital Segment – NOI	**$ 736**	**$ 384**

Below is additional detail of our Strategic Capital Segment revenues, expenses and NOI (in millions):

	U.S. [1]		Other Americas		Europe		Asia		Total	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Strategic capital revenues ($)										
Recurring fees [2]	178	136	45	38	167	156	78	79	**468**	**409**
Transactional fees [3]	22	14	6	8	20	30	19	32	**67**	**84**
Promote revenue [4]	15	22	32	13	458	63	-	-	**505**	**98**
Total strategic capital revenues ($)	215	172	83	59	645	249	97	111	**1,040**	**591**
Strategic capital expenses ($) [4]	(155)	(112)	(20)	(12)	(87)	(45)	(42)	(38)	**(304)**	**(207)**
Strategic Capital Segment - NOI ($)	**60**	**60**	**63**	**47**	**558**	**204**	**55**	**73**	**736**	**384**

(1) The U.S. expenses include compensation and personnel costs for employees who are based in the U.S. but also support other geographies.

(2) Recurring fees include asset management and property management fees. The increase in fees is primarily due to higher asset management fees driven by the increases in the fair value of the properties based on third party valuations. We saw some decline in asset values in the last half of 2022, and we expect to see additional decline in 2023.

(3) Transactional fees include leasing commissions and acquisition, disposition, development and other fees.

(4)   We generally earn promote revenue directly from third-party investors in the co-investment ventures based on the cumulative returns of the venture over a three-year period or the stabilization of individual development projects owned by the venture. An increase in asset valuations in the co-investment ventures during the promote period is one of the significant drivers of returns that can translate into earning future promote revenues. Included above is promote revenue earned from PELF in September 2022. Approximately 40% of the promote earned by us from the co-investment ventures is paid to our employees as a combination of cash and stock-based awards pursuant to the terms of the PPP and expensed through *Strategic Capital Expenses,* as vested.

G&A Expenses

G&A expenses were $331 million and $294 million for 2022 and 2021, respectively. G&A expenses increased in 2022 as compared to 2021, principally due to inflationary increases and higher compensation expenses based on our performance. We expect that 2023 will include additional investments we are making in our Prologis Essentials business, primarily in the energy teams. We capitalize certain internal costs that are incremental and directly related to our development and building improvement activities.

The following table summarizes capitalized G&A (in millions):

	2022	2021
Building and land development activities	$ 107	$ 95
Operating building improvements and other	45	29
Total capitalized G&A expenses	$ 152	$ 124
Capitalized salaries and related costs as a percent of total salaries and related costs	22.7%	21.9%

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $1.8 billion and $1.6 billion in 2022 and 2021, respectively.

The change in depreciation and amortization expenses in 2022 compared to 2021 of approximately $235 million was impacted by the following activities (in millions):



(1)   Included in acquisitions are the operating properties, other real estate properties and related lease intangibles acquired in the Duke Transaction.

Gains on Real Estate Transactions, Net

Gains on the disposition of development properties and land were $598 million and $817 million for 2022 and 2021, respectively, and primarily included gains from the contribution of properties we developed to our unconsolidated co-investment ventures in Europe and Japan for 2022 and additionally in the U.S. for 2021. Gains on other dispositions of investments in real estate were $589 million and $773 million for 2022 and 2021, respectively, which included sales of non-strategic operating properties in the U.S., including properties acquired in the LPT Transaction and the IPT Transaction. Additionally, 2021 included the sale of our ownership interest in one of our unconsolidated ventures and the contribution of operating properties to our unconsolidated co-investment venture in the U.S. We utilized the proceeds from these transactions primarily to fund our development activities during both periods. See Note 4 to the Consolidated Financial Statements for further information on these transactions.

Our Owned and Managed ("O&M") Operating Portfolio

We manage our business and review our operating fundamentals on an O&M basis, which includes our consolidated properties and properties owned by our unconsolidated co-investment ventures. We believe reviewing the fundamentals this way allows management to understand the entire impact to the financial statements, as it will affect both the Real Estate Segment and the Strategic Capital Segment, as well as the net earnings we recognize from our unconsolidated co-investment ventures based on our ownership. We do not control the unconsolidated co-investment ventures for purposes of GAAP and the presentation of the ventures' operating information does not represent a legal claim.

Our O&M operating portfolio does not include our development portfolio, value-added properties, non-industrial properties or properties we do not have the intent to hold long-term that are classified as either held for sale or within other real estate investments. Value-added properties are properties we have either acquired at a discount and believe we could provide greater returns post-stabilization or properties we expect to repurpose to a higher and better use. See below for information on our O&M operating portfolio at December 31 (square feet in millions):

| | **2022** | | | **2021** | | |
	Number of Properties	**Square Feet**	**Percentage Occupied**	**Number of Properties**	**Square Feet**	**Percentage Occupied**
Consolidated	2,812	595	98.3%	2,300	446	98.2%
Unconsolidated	2,177	488	98.1%	1,987	456	97.3%
Total	**4,989**	**1,083**	**98.2%**	**4,287**	**902**	**97.7%**

Below are the key leasing metrics of our O&M operating portfolio.





(1)	Square feet of leases commenced and weighted average net effective rent change were calculated for leases with initial terms of one year or greater. We retained approximately 70% or more of our customers, based on the total square feet of leases commenced, for each year. In 2022, we experienced a significant increase in net effective rent change due to increasing market rents.

(2)	Turnover costs include external leasing commissions and tenant improvements and represent the obligations incurred in connection with the lease commencement for leases greater than one year. In 2022, spend on turnover costs remained similar to 2021, however, the value of the leases commenced increased due to strong market rent growth.

Same Store Analysis

Our same store metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net effective and cash basis. We evaluate the performance of the operating properties we own and manage using a "same store" analysis because the population of properties in this analysis is consistent from period to period, which allows us and investors to analyze our ongoing business operations. We determine our same store metrics on property NOI, which is calculated as rental revenue less rental expense for the applicable properties in the same store population for both consolidated and unconsolidated properties based on our ownership interest, as further defined below.

We define our same store population for the three months ended December 31, 2022 as the properties in our O&M operating portfolio, including the property NOI for both consolidated properties and properties owned by the unconsolidated co-investment ventures at January 1, 2021 and owned throughout the same three-month period in both 2021 and 2022. We believe the drivers of property NOI for the consolidated portfolio are generally the same for the properties owned by the ventures in which we invest and therefore we evaluate the same store metrics of the O&M portfolio based on Prologis' ownership in the properties ("Prologis Share"). The same store population excludes properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2021) and properties acquired or disposed of to third parties during the period. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period-end exchange rate to translate from local currency into the U.S. dollar, for both periods.

As non-GAAP financial measures, the same store metrics have certain limitations as analytical tools and may vary among real estate companies. As a result, we provide a reconciliation of *Rental Revenues* less *Rental Expenses* ("Property NOI") (from our Consolidated Financial Statements prepared in accordance with U.S. GAAP) to our Same Store Property NOI measures.

We evaluate the results of our same store portfolio on a quarterly basis. The following is a reconciliation of our consolidated rental revenues, rental expenses and property NOI for each quarter in 2022 and 2021 to the full year, as included in the Consolidated Statements of Income and within Note 19 to the Consolidated Financial Statements and to the respective amounts in our same store portfolio analysis for the three months ended December 31 (dollars in millions):

		Three Months Ended								
	March 31,		June 30,		September 30,		December 31,		Full Year	
2022										
Rental revenues	$	1,077	$	1,093	$	1,152	$	1,591	$	4,913
Rental expenses		(276)		(270)		(285)		(375)		(1,206)
Property NOI	$	**801**	$	**823**	$	**867**	$	**1,216**	$	**3,707**
2021										
Rental revenues	$	1,022	$	1,015	$	1,037	$	1,074	$	4,148
Rental expenses		(278)		(245)		(256)		(262)		(1,041)
Property NOI	$	**744**	$	**770**	$	**781**	$	**812**	$	**3,107**

		Three Months Ended December 31,			
		2022		2021	% Change
Reconciliation of Consolidated Property NOI to Same Store Property NOI measures:					
Rental revenues	$	1,591	$	1,074	
Rental expenses		(375)		(262)	
Consolidated Property NOI	$	**1,216**	$	**812**	
Adjustments to derive same store results:					
Property NOI from consolidated properties not included in same store portfolio and other adjustments [1]		(471)		(118)	
Property NOI from unconsolidated co-investment ventures included in same store portfolio [1][2]		615		578	
Third parties' share of Property NOI from properties included in same store portfolio [1][2]		(502)		(475)	
Prologis Share of Same Store Property NOI – Net Effective [2]	$	**858**	$	**797**	**7.7%**
Consolidated properties straight-line rent and fair value lease adjustments included in same store portfolio [3]		(17)		(24)	
Unconsolidated co-investment ventures straight-line rent and fair value lease adjustments included in same store portfolio [3]		(9)		(15)	
Third parties' share of straight-line rent and fair value lease adjustments included in same store portfolio [2][3]		7		11	
Prologis Share of Same Store Property NOI – Cash [2][3]	$	**839**	$	**769**	**9.1%**

(1)   We exclude properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period and properties acquired or disposed of to third parties during the period. We also exclude net termination and renegotiation fees to allow us to evaluate the growth or decline in each property's rental revenues without regard to one-time items that are not indicative of the property's recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recorded due to the adjustment to straight-line rents over the lease term. Same Store Property NOI is adjusted to include an allocation of property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management and leasing services are recognized as part of our consolidated rental expense.

(2)   We include the Property NOI for the same store portfolio for both consolidated properties and properties owned by the co-investment ventures based on our investment in the underlying properties. In order to calculate our share of Same Store Property NOI from the co-investment ventures in which we own less than 100%, we use the co-investment ventures' underlying Property NOI for the same store portfolio and apply our ownership percentage at December 31, 2022 to the Property NOI for both periods, including the properties contributed during the period. We adjust the total Property NOI from the same store portfolio of the co-investment ventures by subtracting the third parties' share of both consolidated and unconsolidated co-investment ventures.

During the periods presented, certain wholly owned properties were contributed to a co-investment venture and are included in the same store portfolio. Neither our consolidated results nor those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g. the results of a contributed property are included in our consolidated results through the contribution date and in the results of the venture subsequent to the contribution date based on our ownership interest at the end of the period). As a result, only line items labeled "Prologis Share of Same Store Property NOI" are comparable period over period.

(3)   We further remove certain noncash items (straight-line rent and amortization of fair value lease adjustments) included in the financial statements prepared in accordance with U.S. GAAP to reflect a Same Store Property NOI – Cash measure.

We manage our business and compensate our executives based on the same store results of our O&M portfolio at 100% as we manage our portfolio on an ownership blind basis. We calculate those results by including 100% of the properties included in our same store portfolio.

Other Components of Income (Expense)

Earnings from Unconsolidated Entities, Net

We recognized net earnings from unconsolidated entities, which are accounted for using the equity method, of $311 million and $404 million during 2022 and 2021, respectively. Included in 2021 is our share of the gains recognized upon the sale of certain non-strategic assets acquired in the IPT Transaction and the sale by UKLV of its operating properties to our unconsolidated co-investment ventures, PELF and PELP.

The earnings we recognize can be impacted by: (i) variances in revenues and expenses of each venture; (ii) the size and occupancy rate of the portfolio of properties owned by each venture; (iii) gains or losses from the dispositions of properties and extinguishment of debt; (iv) our ownership interest in each venture; and (v) fluctuations in foreign currency exchange rates used to translate our share of net earnings to U.S. dollars. See the discussion of our unconsolidated entities above in the Strategic Capital Segment discussion and in Note 5 to the Consolidated Financial Statements for a further breakdown of our share of net earnings recognized.

Interest Expense

The following table details our net interest expense (dollars in millions):

	2022		2021	
Gross interest expense	$	345	$	299
Amortization of debt discount and debt issuance costs, net		24		9
Capitalized amounts		(60)		(42)
Net interest expense	$	**309**	$	**266**
Weighted average effective interest rate during the year		1.8%		1.7%

Interest expense increased in 2022, as compared to 2021, primarily due to assuming $4.2 billion of debt in the Duke Transaction with a weighted average interest rate at fair value of 4.9%, which included $2.9 billion of senior notes and a $501 million term loan. Additionally, we issued $3.3 billion of senior notes with a weighted average interest rate of 2.3%, at the issuance date, in 2022.

See Note 8 to the Consolidated Financial Statements and the Liquidity and Capital Resources section below, for further discussion of our debt and borrowing costs.

Foreign Currency and Derivative Gains (Losses) and Other Income (Expense), Net

We recognized foreign currency and derivative gains (losses) and other income (expense), net, of $242 million and $165 million for the year ended December 31, 2022 and 2021, respectively.

We are exposed to foreign currency exchange risk related to investments in and earnings from our foreign investments. We primarily hedge our foreign currency risk related to our investments by borrowing in the currencies in which we invest thereby providing a natural hedge. We have issued debt in a currency that is not the same functional currency of the borrowing entity and have designated a portion of the debt as a nonderivative net investment hedge. We recognize the remeasurement and settlement of the translation adjustment on the unhedged portion of the debt and accrued interest in unrealized gains or losses. We may use derivative financial instruments to manage foreign currency exchange rate risk related to our earnings. We recognize the change in fair value of the undesignated derivative contracts in unrealized gains and losses. Upon settlement of these transactions, we recognize realized gains or losses.

The following table details our foreign currency and derivative gains (losses), net included in earnings (in millions):

	2022	2021
Realized foreign currency and derivative gains (losses), net:		
Gains (losses) on the settlement of undesignated derivatives	$ 145	$ (8)
Gains (losses) on the settlement of transactions with third parties	1	(1)
Total realized foreign currency and derivative gains (losses), net	146	(9)
Unrealized foreign currency and derivative gains, net:		
Gains on the change in fair value of undesignated derivatives and unhedged debt	83	169
Gains on remeasurement of certain assets and liabilities	9	4
Total unrealized foreign currency and derivative gains, net	92	173
Total foreign currency and derivative gains, net	$ 238	$ 164

See Note 2 to the Consolidated Financial Statements for more information about our foreign currency and derivative financial instrument policies and Note 15 to the Consolidated Financial Statements for more information about our derivative and nonderivative transactions.

Losses on Early Extinguishment of Debt, Net

We recognized $20 million and $187 million of losses on the early extinguishment of debt in 2022 and 2021, respectively. The losses in 2021 included the redemption of $1.5 billion of senior notes with stated maturities between 2024 and 2025. See Note 8 to the Consolidated Financial Statements and the Liquidity and Capital Resources section, for more information regarding our debt.

Income Tax Expense

We recognize income tax expense related to our taxable REIT subsidiaries and in the local, state and foreign jurisdictions in which we operate. Our current income tax expense (benefit) fluctuates from period to period based primarily on the timing of our taxable income, including gains on the disposition of properties and fees earned from the co-investment ventures. Deferred income tax expense (benefit) is generally a function of the period's temporary differences and the utilization of net operating losses generated in prior years that had been previously recognized as deferred income tax assets in taxable subsidiaries.

The following table summarizes our income tax expense (benefit) (in millions):

	2022	2021
Current income tax expense (benefit):		
Income tax expense	$ 130	$ 108
Income tax expense on dispositions	13	62
Income tax expense (benefit) on dispositions related to acquired tax liabilities	(21)	3
Total current income tax expense	122	173
Deferred income tax expense (benefit):		
Income tax expense	13	4
Income tax benefit on dispositions related to acquired tax liabilities	-	(3)
Total deferred income tax expense	13	1
Total income tax expense	$ 135	$ 174

Our income taxes are discussed in more detail in Note 13 to the Consolidated Financial Statements.

Net Earnings Attributable to Noncontrolling Interests

This amount represents the third-party investors' share of the earnings generated in consolidated entities in which we do not own 100% of the equity, reduced by the third-party share of fees or promotes payable to us and earned during the period. We had net earnings attributable to noncontrolling interests of $191 million and $209 million in 2022 and 2021, respectively. Included in these amounts were $92 million and $82 million in 2022 and 2021, respectively, of net earnings attributable to the common limited partnership unitholders of Prologis, L.P. Included in 2021 was the sale of non-strategic operating properties in our consolidated co-investment venture in the U.S.

See Note 11 to the Consolidated Financial Statements for further information on our noncontrolling interests.

Other Comprehensive Income (Loss)

The key driver of changes in *Accumulated Other Comprehensive Income (Loss) ("AOCI/L")* in 2022 and 2021 was the currency translation adjustment derived from changes in exchange rates during both periods primarily on our net investments in real estate outside the U.S. and the borrowings we issue in the functional currencies of the countries where we invest. These borrowings serve as a natural hedge of our foreign investments. In addition, we use derivative financial instruments, such as foreign currency forward and option contracts to manage foreign currency exchange rate risk related to our foreign investments and interest rate swaps to manage interest rate risk, that when designated the change in fair value is included in *AOCI/L*.

See Note 2 to the Consolidated Financial Statements for more information about our foreign currency and derivative financial instrument policies and Note 15 to the Consolidated Financial Statements for more information about our derivative and nonderivative transactions and other comprehensive income (loss).

ENVIRONMENTAL MATTERS

See Note 16 in the Consolidated Financial Statements for further information about environmental liabilities.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We consider our ability to generate cash from operating activities, distributions from our co-investment ventures, contributions and dispositions of properties and available financing sources to be adequate to meet our anticipated future development, acquisition, operating, debt service, dividend and distribution requirements.

Given the uncertain macro environment and the impact on real estate valuations, we expect to be cautious as we evaluate capital deployment activities, including a focus on build-to-suit developments and a pause on contributions in the near term.

Near-Term Principal Cash Sources and Uses

In addition to dividends and distributions, we expect our primary cash needs will consist of the following:

- completion of the development and leasing of the properties in our consolidated development portfolio (at December 31, 2022, 136 properties in our development portfolio were 45.2% leased with a current investment of $4.2 billion and a TEI of $7.5 billion when completed and leased, leaving $3.3 billion of estimated additional required investment);

- development of new properties that we may hold for long-term investment or subsequently contribute to unconsolidated co-investment ventures, including the acquisition of land;

- the acquisition of other real estate investments that we acquire with the intention of redeveloping into industrial properties;

- capital expenditures and leasing costs on properties in our operating portfolio, including investments in solar panels and other renewable energy improvements;

- repayment of debt and scheduled principal payments of $33 million in 2023;

- additional investments in current and future unconsolidated co-investment ventures and other ventures; and

- the acquisition of operating properties or portfolios of operating properties (depending on market and other conditions) for direct, long-term investment in our consolidated portfolio (this might include acquisitions from our unconsolidated entities). In October 2022, we completed the Duke Transaction for $23.2 billion through the issuance of equity and the assumption of debt.

We expect to fund our cash needs principally from the following sources (subject to market conditions):

- net cash flow from property operations;

- fees earned for services performed on behalf of co-investment ventures;

- distributions received from co-investment ventures;

- proceeds from the contribution of properties to current or future co-investment ventures;

- proceeds from the disposition of properties or other investments to third parties;

- available unrestricted cash balances ($278 million at December 31, 2022);

- borrowing capacity under our current credit facility arrangements ($3.9 billion available at December 31, 2022); and

- proceeds from the issuance of debt.

Long-term, we may also voluntarily repurchase our outstanding debt or equity securities (depending on prevailing market conditions, our liquidity, contractual restrictions and other factors) through cash purchases, open-market purchases, privately negotiated transactions, tender offers or otherwise. We may also fund our cash needs from the issuance of equity securities, subject to market conditions, and the through sale of a portion of our investments in co-investment ventures.

Debt

The following table summarizes information about our consolidated debt by currency at December 31 (dollars in millions):

| | 2022 | | | 2021 | | |
	Weighted Average Interest Rate	Amount Outstanding	% of Total	Weighted Average Interest Rate	Amount Outstanding	% of Total
British pound sterling	2.1% $	1,228	5.1%	2.1% $	1,377	7.8%
Canadian dollar	4.5%	815	3.4%	2.7%	284	1.6%
Euro	1.3%	7,991	33.5%	1.0%	7,408	41.8%
Japanese yen	1.0%	3,308	13.9%	0.9%	2,879	16.2%
U.S. dollar	3.6%	10,534	44.1%	2.6%	5,767	32.6%
Total debt [1]	**2.5%** $	**23,876**	**100.0%**	**1.6%** $	**17,715**	**100.0%**

(1) The weighted average remaining maturity for total debt outstanding at December 31, 2022 and 2021 was 9 and 10 years, respectively.

Our credit ratings at December 31, 2022, were A3 from Moody's with a stable outlook and A from Standard & Poor's with a stable outlook. These ratings allow us to borrow at an advantageous interest rate. Adverse changes in our credit ratings could negatively impact our business and, in particular, our refinancing and other capital market activities, our ability to manage debt maturities, our future growth and our development and acquisition activity. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

At December 31, 2022, we were in compliance with all of our financial debt covenants. These covenants include a number of customary financial covenants, such as maintaining debt service coverage ratios, leverage ratios and fixed charge coverage ratios.

See Note 8 to the Consolidated Financial Statements for further discussion on our debt.

Equity Commitments Related to Certain Co-Investment Ventures

Certain co-investment ventures have equity commitments from us and our venture partners. Our venture partners fulfill their equity commitment with cash. We may fulfill our equity commitment through contributions of properties or cash.

The following table summarizes the remaining equity commitments at December 31, 2022 (in millions):

| | Equity Commitments [1] | | | |
	Prologis	Venture Partners	Total	Expiration Date
Prologis Targeted U.S. Logistics Fund	$ -	$ 1,027	$ 1,027	2024 – 2025 [2]
Prologis European Logistics Fund	-	211	211	2025 [2]
Prologis China Logistics Venture	252	1,318	1,570	2023 – 2028
Prologis Brazil Logistics Venture	36	141	177	2026
Total	$ **288**	$ **2,697**	$ **2,985**	

(1) The equity commitments for the co-investment ventures that operate in a different functional currency than the U.S. dollar were calculated using the foreign currency exchange rate at December 31, 2022.

(2) Venture partners have the option to cancel their equity commitment starting 18 months after the initial commitment date.

See the Cash Flow Summary below for more information about our investment activity in our co-investment ventures.

Cash Flow Summary

The following table summarizes our cash flow activity (in millions):

	2022	2021
Net cash provided by operating activities	$ 4,126	$ 2,996
Net cash used in investing activities	$ (4,499)	$ (1,990)
Net cash (used in) provided by financing activities	$ 116	$ (1,008)
Net decrease in cash and cash equivalents, including the effect of foreign currency exchange rates on cash	$ (278)	$ (42)

Operating Activities

Cash provided by and used in operating activities, exclusive of changes in receivables and payables, was impacted by the following significant activities:

- **Real Estate Segment.** We receive the majority of our operating cash through the net revenues of our Real Estate Segment, including the recovery of our operating costs. Cash flows generated by the Real Estate Segment are impacted by our acquisition, development and disposition activities, which are drivers of NOI recognized during each period. See the Results of Operations section above for further explanation of our Real Estate Segment. The revenues from this segment include noncash adjustments for straight-lined rents and amortization of above and below market leases of $268 million and $148 million for 2022 and 2021, respectively.

- **Strategic Capital Segment.** We also generate operating cash through our Strategic Capital Segment by providing asset management and property management and other services to our unconsolidated co-investment ventures. See the Results of Operations section above for the key drivers of the net revenues from our Strategic Capital Segment. Included in *Strategic Capital Revenues* is the third-party investors' share that is owed for promotes, which is recognized in operating activities in the period the cash is received, generally the quarter after the revenue is recognized.

- **G&A expenses and equity-based compensation awards.** We incurred $331 million and $294 million of G&A expenses in 2022 and 2021, respectively. We recognized equity-based, noncash compensation expenses of $175 million and $113 million in 2022 and 2021, respectively, which were recorded to *Rental Expenses* in the Real Estate Segment, *Strategic Capital Expenses* in the Strategic Capital Segment and *G&A Expenses.*

- **Operating distributions from unconsolidated entities.** We received $410 million and $440 million of distributions as a return on our investment from the cash flows generated from the operations of our unconsolidated entities in 2022 and 2021, respectively.

- **Cash paid for interest, net of amounts capitalized.** We paid interest, net of amounts capitalized, of $234 million and $279 million in 2022 and 2021, respectively. See Note 8 to the Consolidated Financial Statements for further information on this activity.

- **Cash paid for income taxes, net of refunds.** We paid income taxes, net of refunds, of $130 million and $149 million in 2022 and 2021, respectively. See Note 13 to the Consolidated Financial Statements for further information on this activity.

Investing Activities

Cash provided by investing activities is driven by proceeds from the sale of real estate assets that include the contribution of properties we developed to our unconsolidated co-investment ventures as well as the sale of operating properties. Contribution and disposition activity in 2022 was significantly lower than in 2021 due to the sale of non-strategic assets in 2021 and a pause on contributions in the fourth quarter of 2022. Cash used in investing activities is primarily driven by our capital deployment activities of investing in real estate development, acquisitions and capital expenditures as discussed above. Acquisition activity includes land for future development, operating properties and other real estate assets. See Note 4 to the Consolidated Financial Statements for further information on these activities. In addition, the following significant transactions also impacted our cash used in and provided by investing activities:

- **Duke Transaction, net of cash acquired**. We paid net cash of $92 million to complete the Duke Transaction in 2022, primarily due to transaction costs. The acquisition was financed through the issuance of equity and the assumption of debt. A portion of this debt was paid down subsequent to the acquisition, see the Financing Activities section below. See Note 3 to the Consolidated Financial Statements for more information on this transaction.

- **Investments in and advances to our unconsolidated entities.** We invested cash in our unconsolidated entities that represented our proportionate share, of $442 million and $798 million in 2022 and 2021, respectively. The ventures used the funds for the acquisition of properties, development and repayment of debt. See Note 5 to the Consolidated Financial Statements for more detail on our unconsolidated co-investment ventures.

- **Return of investment from unconsolidated entities.** We received distributions from unconsolidated entities as a return of investment of $77 million and $58 million in 2022 and 2021, respectively. Included in these amounts were distributions from venture activities including proceeds from property sales, debt refinancing and the redemption of our investment in certain unconsolidated entities.

- **Net proceeds from (payments on) the settlement of net investment hedges.** We received $56 million and paid $13 million for the settlement of net investment hedges in 2022 and 2021, respectively. See Note 15 to the Consolidated Financial Statements for further information on our derivative transactions.

Financing Activities

Cash provided by and used in financing activities is principally driven by proceeds from and payments on credit facilities and other debt, along with dividends paid on common and preferred stock and noncontrolling interest contributions and distributions.

Our repurchase of and payments on debt and proceeds from the issuance of debt consisted of the following activity (in millions):

	2022 [1]	2021
Repurchase of and payments on debt (including extinguishment costs)		
Regularly scheduled debt principal payments and payments at maturity	$ 914	$ 10
Secured mortgage debt	328	656
Senior notes	3	1,644
Term loans	136	250
Total	$ 1,381	$ 2,560
Proceeds from the issuance of debt		
Secured mortgage debt	$ 331	$ 242
Senior notes	3,256	2,902
Term loans	529	454
Total	$ 4,116	$ 3,598

(1) We completed the Duke Transaction in 2022 and assumed $4.2 billion of debt. We paid down the balance of $745 million on Duke's line of credit subsequent to closing the acquisition which is reflected in *Net proceeds from (payments on) credit facilities*. The assumption of debt was excluded from this table.

Unconsolidated Co-Investment Venture Debt

We had investments in and advances to our unconsolidated co-investment ventures of $8.1 billion at December 31, 2022. The ventures listed below had total third-party debt of $13.5 billion at December 31, 2022 with a weighted average remaining maturity of 7 years and weighted average interest rate of 2.8%. Certain of our ventures do not have third-party debt and are therefore excluded. This debt is non-recourse to Prologis and other investors in the co-investment ventures and bears interest as follows at December 31, 2022 (dollars in millions):

	Total Debt [1]	Weighted Average Interest Rate	Gross Book Value of Real Estate [1]	Ownership %
Prologis Targeted U.S. Logistics Fund	$ 3,468	3.5%	$ 13,155	26.2%
FIBRA Prologis	920	4.0%	2,939	47.9%
Prologis European Logistics Fund	5,315	2.4%	17,581	23.8%
Nippon Prologis REIT	2,395	0.7%	6,669	15.1%
Prologis China Core Logistics Fund	826	5.3%	2,331	15.5%
Prologis China Logistics Venture	589	5.5%	1,168	15.0%
Total	$ 13,513		$ 43,843	

(1) The weighted average loan-to-value ratio for all unconsolidated co-investment ventures was 26.3% at December 31, 2022. Loan-to-value, a non-GAAP measure, was calculated as the percentage of total third-party debt to the gross book value of real estate for each venture and weighted based on the cumulative gross book value of all unconsolidated co-investment ventures.

At December 31, 2022, we did not guarantee any third-party debt of the unconsolidated co-investment ventures. In our role as the manager or sponsor, we work with the co-investment ventures to maintain sufficient liquidity and refinance their maturing debt. There can be no assurance that the co-investment ventures will be able to refinance any maturing indebtedness on terms as favorable as the maturing debt, or at all. If the ventures are unable to refinance the maturing indebtedness with newly issued debt, they may be able to obtain funds by voluntary capital contributions from us and our partners or by selling assets. Certain of our ventures also have credit facilities, or unencumbered properties, both of which may be used to obtain funds.

Dividend and Distribution Requirements

Our dividend policy on our common stock is to distribute a percentage of our cash flow to ensure that we will meet the dividend requirements of the IRC, relative to maintaining our REIT status, while still allowing us to retain cash to fund our capital deployment and other investment activities.

Under the IRC, REITs may be subject to certain federal income and excise taxes on undistributed taxable income.

We paid quarterly cash dividends of $0.79 and $0.63 per common share in 2022 and 2021, respectively. Our future common stock dividends, if and as declared, may vary and will be determined by the Board based upon the circumstances prevailing at the time, including our financial condition, operating results and REIT distribution requirements, and may be adjusted at the discretion of the Board during the year.

We make distributions on the common limited partnership units outstanding at the same per unit amount as our common stock dividend. The Class A common limited partnership units ("Class A Units") in the OP are entitled to a quarterly distribution equal to $0.64665 per unit so long as the common units receive a quarterly distribution of at least $0.40 per unit. We paid a quarterly cash distribution of $0.64665 per Class A Unit in 2022 and 2021.

At December 31, 2022, our Series Q preferred stock had an annual dividend rate of 8.54% per share and the dividends are payable quarterly in arrears.

Pursuant to the terms of our preferred stock, we are restricted from declaring or paying any dividend with respect to our common stock unless and until all cumulative dividends with respect to the preferred stock have been paid and sufficient funds have been set aside for dividends that have been declared for the relevant dividend period with respect to the preferred stock.

Other Commitments

On an ongoing basis, we are engaged in various stages of negotiations for the acquisition or disposition of individual properties or portfolios of properties.

CRITICAL ACCOUNTING POLICIES

A critical accounting policy is one that involves an estimate or assumption that is subjective and requires management judgment about the effect of a matter that is inherently uncertain and material to an entity's financial condition and results of operations. Management's judgment considers historical and current economic conditions and expectations for the future. Changes in estimates could affect our financial position and specific items in our results of operations that are used by stockholders, potential investors, industry analysts and lenders in their evaluation of our performance. Of the significant accounting policies discussed in Note 2 to the Consolidated Financial Statements, those presented below have been identified by us as meeting the criteria to be considered critical accounting policies as they relate to our financial condition as of December 31, 2022 and 2021 and our operating results for the three-year period ended December 31, 2022. Refer to Note 2 for more information on these critical accounting policies.

Asset Acquisitions

We generally account for an acquisition of a single property or portfolio of properties as an asset acquisition. We measure the real estate assets acquired through an asset acquisition based on their cost or total consideration exchanged. The difference between the cost and the estimated fair value (excess or bargain consideration) is allocated to the real estate properties and related lease intangibles on a relative fair value basis. Assets we do not intend to hold long-term are recorded at fair value. At a property-level, we allocate the fair value to the components, which include building, land, improvements, and intangible assets or liabilities related to acquired leases. The most significant portion of the allocation is to building and land and requires the use of market based estimates and assumptions.

The fair value of real estate properties subject to purchase price allocation is based on the expected future cash flows of the property and various characteristics of the markets where the property is located utilizing an income approach methodology, which may be a discounted cash flow analysis or applying a capitalization rate to the estimated net operating income of a property. Key assumptions may include market rents and capitalization rates. Estimates of future cash flows are based on a number of factors including historical operating results, known trends and market and economic conditions. We determine capitalization rates by market based on recent transactions and other market data and adjust if necessary, based on the property characteristics. The fair value of land is generally based on relevant market data, such as a comparison of the subject site to similar parcels that have recently been sold or are currently being offered on the market for sale. The use of different assumptions to value the acquired properties and allocate the most significant portion of the property value between the building and land could affect the depreciation expense we recognize over the estimated remaining useful life.

Recoverability of Real Estate Assets

We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. This assessment is primarily triggered based on the shortening of the expected hold period due to our change in intent to sell a property in the near term. We have processes to monitor our intent with regard to our investments and the estimated disposition value in comparison to the current carrying value. If our assessment of potential triggering events indicates that the carrying value of a property that we expect to sell in the near term is not recoverable, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the property. We determine the fair value of the property based on the proceeds from disposition that are estimated based on quoted market values, third-party appraisals or discounted cash flow models that utilize the future net operating income of the property and expected market capitalization rates. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. Changes in economic and operating conditions could impact our intent and the assumptions used in determining the fair value that could result in future impairment.

NEW ACCOUNTING PRONOUNCEMENTS

None.

FUNDS FROM OPERATIONS ATTRIBUTABLE TO COMMON STOCKHOLDERS/UNITHOLDERS ("FFO")

FFO is a non-GAAP financial measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings.

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales net of any related tax, along with impairment charges, of previously depreciated properties. We also exclude the gains on revaluation of equity investments upon acquisition of a controlling interest and the gain recognized from a partial sale of our investment, as these are similar to gains from the sales of previously depreciated properties. We exclude similar adjustments from our unconsolidated entities and the third parties' share of our consolidated co-investment ventures.

Our FFO Measures

Our FFO measures begin with NAREIT's definition and we make certain adjustments to reflect our business and the way that management plans and executes our business strategy. While not infrequent or unusual, the additional items we adjust for in calculating *FFO, as modified by Prologis* and *Core FFO*, both as defined below, are subject to significant fluctuations from period to period. Although these items may have a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long term. These items have both positive and negative short-term effects on our results of operations in inconsistent and unpredictable directions that are not relevant to our long-term outlook.

We calculate our FFO measures, as defined below, based on our proportionate ownership share of both our unconsolidated and consolidated ventures. We reflect our share of our FFO measures for unconsolidated ventures by applying our average ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated ventures in which we do not own 100% of the equity by adjusting our FFO measures to remove the noncontrolling interests share of the applicable reconciling items based on our average ownership percentage for the applicable periods.

These FFO measures are used by management as supplemental financial measures of operating performance and we believe that it is important that stockholders, potential investors and financial analysts understand the measures management uses. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

We analyze our operating performance principally by the rental revenue of our real estate and the revenues from our strategic capital business, net of operating, administrative and financing expenses. This income stream is not directly impacted by fluctuations in the market value of our investments in real estate or debt securities.

FFO, as modified by Prologis attributable to common stockholders/unitholders ("FFO, as modified by Prologis")

To arrive at *FFO, as modified by Prologis*, we adjust the NAREIT defined FFO measure to exclude the impact of foreign currency related items and deferred tax, specifically:

- deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

- current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in earnings that is excluded from our defined FFO measure; and

- foreign currency exchange gains and losses resulting from (i) debt transactions between us and our foreign entities, (ii) third-party debt that is used to hedge our investment in foreign entities, (iii) derivative financial instruments related to any such debt transactions, and (iv) mark-to-market adjustments associated with other derivative financial instruments.

We use *FFO, as modified by Prologis*, so that management, analysts and investors are able to evaluate our performance against other REITs that do not have similar operations or operations in jurisdictions outside the U.S.

Core FFO attributable to common stockholders/unitholders ("Core FFO")

In addition to *FFO, as modified by Prologis*, we also use *Core FFO.* To arrive at *Core FFO,* we adjust *FFO, as modified by Prologis*, to exclude the following recurring and nonrecurring items that we recognize directly in *FFO, as modified by Prologis*:

- gains or losses from the disposition of land and development properties that were developed with the intent to contribute or sell;

- income tax expense related to the sale of investments in real estate;

- impairment charges recognized related to our investments in real estate generally as a result of our change in intent to contribute or sell these properties;

- gains or losses from the early extinguishment of debt and redemption and repurchase of preferred stock; and

- expenses related to natural disasters.

We use *Core FFO*, including by segment and region, to: (i) assess our operating performance as compared to other real estate companies; (ii) evaluate our performance and the performance of our properties in comparison with expected results and results of previous periods; (iii) evaluate the performance of our management; (iv) budget and forecast future results to assist in the allocation of resources; (v) provide guidance to the financial markets to understand our expected operating performance; and (vi) evaluate how a specific potential investment will impact our future results.

Limitations on the use of our FFO measures

While we believe our modified FFO measures are important supplemental measures, neither NAREIT's nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly, these are only a few of the many measures we use when analyzing our business. Some of the limitations are:

- The current income tax expenses that are excluded from our modified FFO measures represent the taxes that are payable.

- Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Furthermore, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of logistics facilities are not reflected in FFO.

- Gains or losses from property dispositions and impairment charges related to expected dispositions represent changes in value of the properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

- The deferred income tax benefits and expenses that are excluded from our modified FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our modified FFO measures do not currently reflect any income or expense that may result from such settlement.

- The foreign currency exchange gains and losses that are excluded from our modified FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

- The gains and losses on extinguishment of debt or preferred stock that we exclude from our Core FFO, may provide a benefit or cost to us as we may be settling our obligation at less or more than our future obligation.

- The natural disaster expenses that we exclude from Core FFO are costs that we have incurred.

We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. This information should be read with our complete Consolidated Financial Statements prepared under GAAP. To assist investors in compensating for these limitations, we reconcile our modified FFO measures to our net earnings computed under GAAP as follows (in millions):

	2022	2021
Reconciliation of net earnings attributable to common stockholders to FFO measures:		
Net earnings attributable to common stockholders	$ 3,359	$ 2,934
Add (deduct) NAREIT defined adjustments:		
Real estate related depreciation and amortization	1,763	1,534
Gains on other dispositions of investments in real estate, net of taxes	(595)	(749)
Reconciling items related to noncontrolling interests	(13)	5
Our share of reconciling items included in earnings related to unconsolidated entities	363	200
NAREIT defined FFO attributable to common stockholders/unitholders	**4,877**	**3,924**
Add (deduct) our modified adjustments:		
Unrealized foreign currency and derivative gains, net	(85)	(173)
Deferred income tax expense	13	1
Current income tax expense (benefit) on dispositions related to acquired tax liabilities	(21)	3
Reconciling items related to noncontrolling interests	-	1
Our share of reconciling items included in earnings related to unconsolidated entities	(42)	(1)
FFO, as modified by Prologis attributable to common stockholders/unitholders	**4,742**	**3,755**
Adjustments to arrive at Core FFO:		
Gains on dispositions of development properties and land, net	(598)	(817)
Current income tax expense on dispositions	18	38
Losses on early extinguishment of debt, net	20	187
Reconciling items related to noncontrolling interests	5	7
Our share of reconciling items included in earnings related to unconsolidated entities	1	2
Core FFO attributable to common stockholders/unitholders	**$ 4,188**	**$ 3,172**

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of foreign exchange-related variability and earnings volatility on our foreign investments and interest rate changes. See our risk factors in Item 1A. Risk Factors, specifically Risks Related to our Global Operations and Risks Related to Financing and Capital. See also Notes 2 and 15 in the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for more information about our foreign operations and derivative financial instruments.

We monitor our market risk exposures using a sensitivity analysis. Our sensitivity analysis estimates the exposure to market risk sensitive instruments assuming a hypothetical 10% adverse change in foreign currency exchange rates or interest rates at December 31, 2022. The results of the sensitivity analysis are summarized in the following sections. The sensitivity analysis is of limited predictive value. As a result, revenues and expenses, as well as our ultimate realized gains or losses with respect to foreign currency exchange rate and interest rate fluctuations will depend on the exposures that arise during a future period, hedging strategies at the time and the prevailing foreign currency exchange rates and interest rates.

Foreign Currency Risk

We are exposed to foreign currency exchange variability related to investments in and earnings from our foreign investments. Foreign currency market risk is the possibility that our results of operations or financial position could be better or worse than planned because of changes in foreign currency exchange rates. We primarily hedge our foreign currency risk by borrowing in the currencies in which we invest thereby providing a natural hedge. Additionally, we hedge our foreign currency risk by entering into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. At December 31, 2022, after consideration of our ability to borrow in the foreign currencies in which we invest and also derivative and nonderivative financial instruments as discussed in Note 15 to the Consolidated Financial Statements, we had minimal net equity denominated in a currency other than the U.S. dollar.

For the year ended December 31, 2022, $975 million or 16% of our total consolidated revenue was denominated in foreign currencies. We enter into other foreign currency contracts, such as forwards, to reduce fluctuations in foreign currency associated with the translation of the future earnings of our international subsidiaries. We have forward contracts that were not designated as hedges, denominated principally in British pound sterling, Canadian dollar, euro and Japanese yen, and have an aggregate notional amount of $1.6 billion to mitigate risk associated with the translation of the future earnings of our subsidiaries denominated in these currencies. The gain or loss on settlement of these contracts is included in our earnings and offsets the lower or higher translation of earnings from our investments denominated in currencies other than the U.S. dollar. Although the impact to net earnings is mitigated through higher translated U.S. dollar earnings from these currencies, a weakening of the U.S. dollar against these currencies by 10% could result in a $164 million cash payment on settlement of these contracts.

Interest Rate Risk

We are also exposed to the impact of interest rate changes on future earnings and cash flows. To mitigate that risk, we generally borrow with fixed rate debt and we may use derivative instruments to fix the interest rate on our variable rate debt. At December 31, 2022, $21.1 billion of our debt bore interest at fixed rates and therefore the fair value of these instruments was affected by changes in market interest rates. At December 31, 2022, $3.3 billion of our debt bore interest at variable rates. The following table summarizes the future repayment of debt and scheduled principal payments at December 31, 2022 (dollars in millions):

	2023	2024	2025	2026	Thereafter	Total	Fair Value
Fixed rate debt [1]	$ 29	$ 255	$ 176	$ 1,313	$ 19,343	$ 21,116	$ 17,324
Weighted average interest rate [2]	3.4%	1.4%	3.1%	3.3%	2.3%	2.3%	
Variable rate debt							
Credit facilities	$ -	$ 487	$ -	$ 1,051	$ -	$ 1,538	$ 1,538
Secured mortgage debt	4	-	10	64	-	78	79
Senior notes	-	160	-	-	-	160	160
Term loans	-	-	721	645	190	1,556	1,555
Total variable rate debt	$ 4	$ 647	$ 731	$ 1,760	$ 190	$ 3,332	$ 3,332

(1)   At December 31, 2022, we had one interest rate swap agreement to fix €150 million ($156 million) of our floating rate euro senior notes which is included in fixed rate debt.

(2)   The weighted average interest rates represent the effective interest rates (including amortization of debt issuance costs and noncash premiums and discounts) at December 31, 2022 for the debt outstanding and include the impact of designated interest rate swaps, which effectively fix the interest rate on certain variable rate debt.

At December 31, 2022, the weighted average effective interest rate on our variable rate debt was 2.5%, which was calculated using an average balance on our credit facilities throughout the year and our other variable rate debt balances at December 31, 2022. Changes in interest rates can cause interest expense to fluctuate on our variable rate debt. On the basis of our sensitivity analysis, a 10% increase in interest rates on our average outstanding variable rate debt balances would result in additional annual interest expense of $6 million for the year ended December 31, 2022, which equates to a change in interest rates of 25 basis points on our average outstanding variable rate debt balances and 2 basis point on our average total debt portfolio balances.

ITEM 8. Financial Statements and Supplementary Data

The Consolidated Balance Sheets of Prologis, Inc. and Prologis, L.P. at December 31, 2022 and 2021, the Consolidated Statements of Income of Prologis, Inc. and Prologis, L.P., the Consolidated Statements of Comprehensive Income of Prologis, Inc. and Prologis, L.P., the Consolidated Statements of Equity of Prologis, Inc., the Consolidated Statements of Capital of Prologis, L.P. and the Consolidated Statements of Cash Flows of Prologis, Inc. and Prologis, L.P. for each of the years in the three-year period ended December 31, 2022, Notes to Consolidated Financial Statements and Schedule III — Real Estate and Accumulated Depreciation, together with the reports of KPMG LLP, independent registered public accounting firm, are included under Item 15 of this report and are incorporated herein by reference. Selected unaudited quarterly financial data are voluntarily presented in Note 19 of the Consolidated Financial Statements.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Controls and Procedures (Prologis, Inc.)

Prologis, Inc. carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act")) at December 31, 2022. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Subsequent to December 31, 2022, there were no significant changes in the internal controls or in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Changes in Internal Control over Financial Reporting

There have not been any changes in Prologis, Inc.'s internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, Prologis, Inc.'s internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the internal control over financial reporting was conducted at December 31, 2022, based on the criteria described in "Internal Control — Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, at December 31, 2022, the internal control over financial reporting was effective.

Our internal control over financial reporting at December 31, 2022, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Limitations of the Effectiveness of Controls

Management's assessment included an evaluation of the design of the internal control over financial reporting and testing of the operational effectiveness of the internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Controls and Procedures (Prologis, L.P.)

Prologis, L.P. carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) at December 31, 2022. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Subsequent to December 31, 2022, there were no significant changes in the internal controls or in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Changes in Internal Control over Financial Reporting

There have not been any changes in Prologis, L.P.'s internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, Prologis, L.P.'s internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the internal control over financial reporting was conducted at December 31, 2022, based on the criteria described in "Internal Control — Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, at December 31, 2022, the internal control over financial reporting was effective.

Limitations of the Effectiveness of Controls

Management's assessment included an evaluation of the design of the internal control over financial reporting and testing of the operational effectiveness of the internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. Other Information

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to, including relevant sections in our 2023 Proxy Statement, under the captions entitled Board of Directors and Corporate Governance; Executive Officers; Executive Compensation; Director Compensation; Security Ownership; Equity Compensation Plans and Additional Information or will be provided in an amendment filed on Form 10-K/A.

ITEM 11. Executive Compensation

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the captions entitled Board of Directors and Corporate Governance; Executive Officers; Executive Compensation and Director Compensation or will be provided in an amendment filed on Form 10-K/A.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the captions entitled Security Ownership and Equity Compensation Plans or will be provided in an amendment filed on Form 10-K/A.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the caption entitled Board of Directors and Corporate Governance or will be provided in an amendment filed on Form 10-K/A.

ITEM 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the caption entitled Audit Matters or will be provided in an amendment filed on Form 10-K/A.

PART IV

ITEM 15. Exhibits, Financial Statements and Schedules

The following documents are filed as a part of this report:

(a) Financial Statements and Schedules:

1. Financial Statements:

See Index to the Consolidated Financial Statements and Schedule III on page 49 of this report, which is incorporated herein by reference.

2. Financial Statement Schedules:

Schedule III — Real Estate and Accumulated Depreciation

All other schedules have been omitted since the required information is presented in the Consolidated Financial Statements and the related notes or is not applicable.

(b) Exhibits: The Exhibits required by Item 601 of Regulation S-K are listed in the Index to the Exhibits on pages 104 to 116 of this report, which is incorporated herein by reference.

(c) Financial Statements: See Index to the Consolidated Financial Statements and Schedule III on page 49 of this report, which is incorporated by reference.

ITEM 16. Form 10-K Summary

Not Applicable.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE III

	Page Number
Prologis, Inc. and Prologis, L.P.:	
Reports of Independent Registered Public Accounting Firm	50
Prologis, Inc.:	
Consolidated Balance Sheets	55
Consolidated Statements of Income	56
Consolidated Statements of Comprehensive Income	57
Consolidated Statements of Equity	58
Consolidated Statements of Cash Flows	59
Prologis, L.P.:	
Consolidated Balance Sheets	60
Consolidated Statements of Income	61
Consolidated Statements of Comprehensive Income	62
Consolidated Statements of Capital	63
Consolidated Statements of Cash Flows	64
Prologis, Inc. and Prologis, L.P.:	
Notes to the Consolidated Financial Statements	65
Note 1. Description of the Business	65
Note 2. Summary of Significant Accounting Policies	65
Note 3. Acquisitions	72
Note 4. Real Estate	73
Note 5. Unconsolidated Entities	75
Note 6. Assets Held for Sale or Contribution	78
Note 7. Other Assets and Other Liabilities	78
Note 8. Debt	79
Note 9. Stockholders' Equity of Prologis, Inc.	83
Note 10. Partners' Capital of Prologis, L.P.	84
Note 11. Noncontrolling Interests	85
Note 12. Long-Term Compensation	85
Note 13. Income Taxes	88
Note 14. Earnings Per Common Share or Unit	90
Note 15. Financial Instruments and Fair Value Measurements	91
Note 16. Commitments and Contingencies	94
Note 17. Business Segments	95
Note 18. Supplemental Cash Flow Information	97
Note 19. Selected Quarterly Financial Data (Unaudited)	99
Schedule III — Real Estate and Accumulated Depreciation	101

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Prologis, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Prologis, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Company's evaluation of the expected holding period for operating properties

As discussed in Notes 2 and 4, the Company had $69,039 million of operating properties as of December 31, 2022. The Company tests the recoverability of operating properties whenever events or changes in circumstances, including shortening the expected holding period of such assets, indicate that the carrying amount of these assets may not be recoverable.

We identified the assessment of the Company's evaluation of the expected holding period for operating properties as a critical audit matter. Subjective auditor judgment was required to assess the relevant events or changes in circumstances that the Company used to evaluate its expected holding period. A shortening of the expected holding period could indicate a potential impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to determining the expected holding period of operating properties and any related changes. We evaluated the Company's expected holding period by inquiring of the Company regarding changes to the expected holding period, considering certain factors related to the current economic environment, reading minutes of the meetings of the Company's Board of Directors, reading external communications with investors and analysts, and analyzing documents prepared by the Company regarding proposed real estate transactions and potential changes to the expected holding period.

Duke Realty transaction

As discussed in Note 3 to the consolidated financial statements, on October 3, 2022 Prologis, Inc. and Prologis, L.P. acquired Duke Realty Corporation and Duke Realty Limited Partnership (collectively the "Duke Realty transaction") for $23.2 billion and the transaction was accounted for as an asset acquisition. In asset acquisitions, the Company measures the real estate assets acquired based on their cost or total consideration exchanged and any excess or bargain consideration is allocated to the real estate properties and related lease intangibles on a relative fair value basis. The components of the acquisition include an initial allocation to investments in real estate properties acquired based on fair value and an initial allocation of that fair value to buildings and land. The Company determines fair value of the real estate properties based on the expected future cash flows of the property and various characteristics of the markets where the property is located utilizing an income approach methodology, which may be a discounted cash flow analysis or applying a capitalization rate to the estimated net operating income of a property.

We identified the evaluation of the fair value allocated to investments in real estate properties acquired, including the allocation of the property fair value to land and building, in the Duke Realty transaction as a critical audit matter. Evaluating the fair value amounts estimated by the Company in the allocation involved complex auditor judgment as a result of measurement uncertainty. Specifically, testing significant assumptions of market rents and capitalization rates related to investments in real estate and testing the allocation of property fair value to land and building required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's fair value estimation process for investments in real estate properties, including land and building. This included controls related to the determination of amounts allocated to land and building and determination of market rents and capitalization rates used to estimate the fair value of investments in real estate properties. For a selection of investments in real estate properties we involved valuation professionals with specialized skills and knowledge, who assisted in:

- Comparing the Company's determination of the fair value of investments in real estate properties to sales prices from available property sales

- Comparing the Company's market rent and capitalization rate assumptions used in the determination of the fair value of investments in real estate properties to available leasing information, industry research publications and inquiries of market participants

- Comparing the Company's determination of the fair value of land to sales prices from available land sales

- Comparing the Company's determination of the fair value of building to developed ranges of estimates based on market data, such as industry guides used for developing replacement building values.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Denver, Colorado
February 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Prologis, L.P. and the Board of Directors of Prologis, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Prologis, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Operating Partnership's evaluation of the expected holding period for operating properties

As discussed in Notes 2 and 4, the Operating Partnership had $69,039 million of operating properties as of December 31, 2022. The Operating Partnership tests the recoverability of operating properties whenever events or changes in circumstances, including shortening the expected holding period of such assets, indicate that the carrying amount of these assets may not be recoverable.

We identified the assessment of the Operating Partnership's evaluation of the expected holding period for operating properties as a critical audit matter. Subjective auditor judgment was required to assess the relevant events or changes in circumstances that the Operating Partnership used to evaluate its expected holding period. A shortening of the expected holding period could indicate a potential impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to determining the expected holding period of operating properties and any related changes. We evaluated the Operating Partnership's expected holding period by inquiring of the Operating Partnership regarding changes to the expected holding period, considering certain factors related to the current economic environment, reading minutes of the meetings of the Board of Directors of Prologis, Inc., reading external communications with investors and analysts, and analyzing documents prepared by the Operating Partnership regarding proposed real estate transactions and potential changes to the expected holding period.

Duke Realty transaction

As discussed in Note 3 to the consolidated financial statements, on October 3, 2022 Prologis, Inc. and Prologis, L.P. acquired Duke Realty Corporation and Duke Realty Limited Partnership (collectively the "Duke Realty transaction") for $23.2 billion and the transaction was accounted for as an asset acquisition. In asset acquisitions, the Company measures the real estate assets acquired based on their cost or total consideration exchanged and any excess or bargain consideration is allocated to the real estate properties and related lease intangibles on a relative fair value basis. The components of the acquisition include an initial allocation to investments in real estate properties acquired based on fair value and an initial allocation of that fair value to buildings and land. The Company determines fair value of the real estate properties based on the expected future cash flows of the property and various characteristics of the markets where the property is located utilizing an income approach methodology, which may be a discounted cash flow analysis or applying a capitalization rate to the estimated net operating income of a property.

We identified the evaluation of the fair value allocated to investments in real estate properties acquired, including the allocation of the property fair value to land and building, in the Duke Realty transaction as a critical audit matter. Evaluating the fair value amounts estimated by the Company in the allocation involved complex auditor judgment as a result of measurement uncertainty. Specifically, testing significant assumptions of market rents and capitalization rates related to investments in real estate and testing the allocation of property fair value to land and building required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's fair value estimation process for investments in real estate properties, including land and building. This included controls related to the determination of amounts allocated to land and building and determination of market rents and capitalization rates used to estimate the fair value of investments in real estate properties. For a selection of investments in real estate properties we involved valuation professionals with specialized skills and knowledge, who assisted in:

- Comparing the Company's determination of the fair value of investments in real estate properties to sales prices from available property sales

- Comparing the Company's market rent and capitalization rate assumptions used in the determination of the fair value of investments in real estate properties to available leasing information, industry research publications and inquiries of market participants

- Comparing the Company's determination of the fair value of land to sales prices from available land sales

- Comparing the Company's determination of the fair value of building to developed ranges of estimates based on market data, such as industry guides used for developing replacement building values

/s/ KPMG LLP

We have served as the Operating Partnership's auditor since 2002.

Denver, Colorado
February 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Prologis, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Prologis, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 14, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 14, 2023

PROLOGIS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	
	2022	**2021**
ASSETS		
Investments in real estate properties	$ 81,623,396	$ 53,005,190
Less accumulated depreciation	9,036,085	7,668,187
Net investments in real estate properties	72,587,311	45,337,003
Investments in and advances to unconsolidated entities	9,698,898	8,610,958
Assets held for sale or contribution	531,257	669,688
Net investments in real estate	82,817,466	54,617,649
Cash and cash equivalents	278,483	556,117
Other assets	4,801,499	3,312,454
Total assets	**$ 87,897,448**	**$ 58,486,220**
LIABILITIES AND EQUITY		
Liabilities:		
Debt	$ 23,875,961	$ 17,715,054
Accounts payable and accrued expenses	1,711,885	1,252,767
Other liabilities	4,446,509	1,776,189
Total liabilities	30,034,355	20,744,010
Equity:		
Prologis, Inc. stockholders' equity:		
Series Q preferred stock at stated liquidation preference of $50 per share; $0.01 par value; 1,279 shares issued and outstanding and 100,000 preferred shares authorized at December 31, 2022 and 2021	63,948	63,948
Common stock; $0.01 par value; 923,142 and 739,827 shares issued and outstanding at December 31, 2022 and 2021, respectively	9,231	7,398
Additional paid-in capital	54,065,407	35,561,608
Accumulated other comprehensive loss	(443,609)	(878,253)
Distributions in excess of net earnings	(457,695)	(1,327,828)
Total Prologis, Inc. stockholders' equity	53,237,282	33,426,873
Noncontrolling interests	4,625,811	4,315,337
Total equity	57,863,093	37,742,210
Total liabilities and equity	**$ 87,897,448**	**$ 58,486,220**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Years Ended December 31,		
	2022	**2021**	**2020**
Revenues:			
Rental	$ 4,913,171	$ 4,147,994	$ 3,791,131
Strategic capital	1,039,585	590,750	636,987
Development management and other	20,936	20,696	10,617
Total revenues	5,973,692	4,759,440	4,438,735
Expenses:			
Rental	1,205,738	1,041,316	952,063
Strategic capital	303,356	207,171	218,041
General and administrative	331,083	293,167	274,845
Depreciation and amortization	1,812,777	1,577,942	1,561,969
Other	40,336	22,435	30,010
Total expenses	3,693,290	3,142,031	3,036,928
Operating income before gains on real estate transactions, net	2,280,402	1,617,409	1,401,807
Gains on dispositions of development properties and land, net	597,745	817,017	464,942
Gains on other dispositions of investments in real estate, net	589,391	772,570	252,195
Operating income	3,467,538	3,206,996	2,118,944
Other income (expense):			
Earnings from unconsolidated entities, net	310,872	404,255	297,370
Interest expense	(309,037)	(266,228)	(314,507)
Foreign currency and derivative gains (losses) and other income (expense), net	241,621	165,278	(166,429)
Losses on early extinguishment of debt, net	(20,184)	(187,453)	(188,290)
Total other income (expense)	223,272	115,852	(371,856)
Earnings before income taxes	3,690,810	3,322,848	1,747,088
Total income tax expense	(135,412)	(174,258)	(130,458)
Consolidated net earnings	3,555,398	3,148,590	1,616,630
Less net earnings attributable to noncontrolling interests	190,542	208,867	134,816
Net earnings attributable to controlling interests	3,364,856	2,939,723	1,481,814
Less preferred stock dividends	6,060	6,152	6,345
Loss on preferred stock repurchase	-	-	2,347
Net earnings attributable to common stockholders	$ 3,358,796	$ 2,933,571	$ 1,473,122
Weighted average common shares outstanding – Basic	785,675	739,363	728,323
Weighted average common shares outstanding – Diluted	811,608	764,762	754,414
Net earnings per share attributable to common stockholders – Basic	$ 4.28	$ 3.97	$ 2.02
Net earnings per share attributable to common stockholders – Diluted	$ 4.25	$ 3.94	$ 2.01

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Consolidated net earnings	$ 3,555,398	$ 3,148,590	$ 1,616,630
Other comprehensive income (loss):			
Foreign currency translation gains (losses), net	373,405	305,929	(194,673)
Unrealized gains (losses) on derivative contracts, net	71,639	17,542	(14,117)
Comprehensive income	4,000,442	3,472,061	1,407,840
Net earnings attributable to noncontrolling interests	(190,542)	(208,867)	(134,816)
Other comprehensive loss (income) attributable to noncontrolling interests	(10,400)	(7,985)	5,449
Comprehensive income attributable to common stockholders	$ **3,799,500**	$ **3,255,209**	$ **1,278,473**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Preferred Stock	Common Stock Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Net Earnings	Non-controlling Interests	Total Equity
Balance at January 1, 2020	$ 68,948	631,797	$ 6,318	$ 25,719,427	$ (990,398)	$ (2,151,168)	$ 3,418,657	$ 26,071,784
Consolidated net earnings	-	-	-	-	-	1,481,814	134,816	1,616,630
Effect of equity compensation plans	-	690	7	27,745	-	-	82,233	109,985
Liberty Transaction, net of issuance costs	-	106,723	1,067	9,801,373	-	-	211,086	10,013,526
Acquisitions by noncontrolling interests	-	-	-	-	-	-	48,533	48,533
Repurchase of common stock	-	(539)	(5)	(34,824)	-	-	-	(34,829)
Repurchase of preferred stock	(5,000)	-	-	147	-	(2,347)	-	(7,200)
Capital contributions	-	-	-	-	-	-	917,092	917,092
Redemption of noncontrolling interests	-	710	7	30,727	-	-	(147,712)	(116,978)
Foreign currency translation losses, net	-	-	-	-	(189,599)	-	(5,074)	(194,673)
Unrealized losses on derivative contracts, net	-	-	-	-	(13,742)	-	(375)	(14,117)
Reallocation of equity	-	-	-	(55,413)	-	-	55,413	-
Dividends ($2.32 per common share) and other distributions	-	-	-	(548)	-	(1,722,989)	(361,636)	(2,085,173)
Balance at December 31, 2020	$ 63,948	739,381	$ 7,394	$ 35,488,634	$ (1,193,739)	$ (2,394,690)	$ 4,353,033	$ 36,324,580
Consolidated net earnings	-	-	-	-	-	2,939,723	208,867	3,148,590
Effect of equity compensation plans	-	(389)	(4)	38,114	-	-	78,062	116,172
Capital contributions	-	-	-	-	-	-	74,404	74,404
Redemption of noncontrolling interests	-	835	8	37,238	-	-	(190,482)	(153,236)
Consolidation of other venture	-	-	-	-	-	-	25,759	25,759
Acquisitions by noncontrolling interests	-	-	-	-	-	-	130,416	130,416
Foreign currency translation gains, net	-	-	-	-	298,413	-	7,516	305,929
Unrealized gains on derivative contracts, net	-	-	-	-	17,073	-	469	17,542
Reallocation of equity	-	-	-	(2,347)	-	-	2,347	-
Dividends ($2.52 per common share) and other distributions	-	-	-	(31)	-	(1,872,861)	(375,054)	(2,247,946)
Balance at December 31, 2021	$ 63,948	739,827	$ 7,398	$ 35,561,608	$ (878,253)	$ (1,327,828)	$ 4,315,337	$ 37,742,210
Consolidated net earnings	-	-	-	-	-	3,364,856	190,542	3,555,398
Effect of equity compensation plans	-	393	4	66,647	-	-	121,074	187,725
Duke Transaction, net of issuance costs	-	182,661	1,827	18,551,852	-	-	219,565	18,773,244
Capital contributions	-	-	-	-	-	-	13,295	13,295
Redemption of noncontrolling interests	-	261	2	12,445	-	-	(101,427)	(88,980)
Foreign currency translation gains, net	-	-	-	-	364,725	-	8,680	373,405
Unrealized gains on derivative contracts, net	-	-	-	-	69,919	-	1,720	71,639
Reallocation of equity	-	-	-	(127,134)	-	-	127,134	-
Dividends ($3.16 per common share) and other distributions	-	-	-	(11)	-	(2,494,723)	(270,109)	(2,764,843)
Balance at December 31, 2022	$ 63,948	923,142	$ 9,231	$ 54,065,407	$ (443,609)	$ (457,695)	$ 4,625,811	$ 57,863,093

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Operating activities:			
Consolidated net earnings	$ 3,555,398	$ 3,148,590	$ 1,616,630
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Straight-lined rents and amortization of above and below market leases	(267,709)	(148,239)	(126,328)
Equity-based compensation awards	175,356	113,028	109,831
Depreciation and amortization	1,812,777	1,577,942	1,561,969
Earnings from unconsolidated entities, net	(310,872)	(404,255)	(297,370)
Operating distributions from unconsolidated entities	410,483	440,034	450,622
Decrease (increase) in operating receivables from unconsolidated entities	(63,947)	(14,223)	14,670
Amortization of debt discounts and debt issuance costs, net	23,736	8,656	7,859
Gains on dispositions of development properties and land, net	(597,745)	(817,017)	(464,942)
Gains on other dispositions of investments in real estate, net	(589,391)	(772,570)	(252,195)
Unrealized foreign currency and derivative losses (gains), net	(92,201)	(173,026)	160,739
Losses on early extinguishment of debt, net	20,184	187,453	188,290
Deferred income tax expense	12,638	1,322	744
Increase in accounts receivable and other assets	(71,307)	(328,511)	(127,619)
Increase in accounts payable and accrued expenses and other liabilities	109,030	176,858	94,105
Net cash provided by operating activities	4,126,430	2,996,042	2,937,005
Investing activities:			
Real estate development	(3,118,379)	(2,639,872)	(1,920,218)
Real estate acquisitions	(2,492,108)	(2,320,448)	(1,239,034)
Duke Transaction, net of cash acquired	(92,052)	-	-
Liberty Transaction, net of cash acquired	-	-	(29,436)
IPT Transaction, net of cash acquired	-	-	(1,665,359)
Tenant improvements and lease commissions on previously leased space	(339,234)	(329,059)	(221,491)
Property improvements	(211,358)	(169,933)	(149,491)
Proceeds from dispositions and contributions of real estate	2,063,623	4,222,290	2,281,940
Investments in and advances to unconsolidated entities	(442,366)	(798,103)	(385,936)
Return of investment from unconsolidated entities	76,994	58,275	257,065
Proceeds from repayment of notes receivable backed by real estate	-	-	4,312
Proceeds from the settlement of net investment hedges	59,281	3,305	2,352
Payments on the settlement of net investment hedges	(3,458)	(16,513)	(9,034)
Net cash used in investing activities	(4,499,057)	(1,990,058)	(3,074,330)
Financing activities:			
Proceeds from issuance of common stock	-	743	2,217
Repurchase and retirement of common stock	-	-	(34,829)
Repurchase of preferred stock	-	-	(7,200)
Dividends paid on common and preferred stock	(2,494,723)	(1,872,861)	(1,722,989)
Noncontrolling interests contributions	13,295	74,404	917,092
Noncontrolling interests distributions	(270,109)	(375,054)	(361,636)
Settlement of noncontrolling interests	(88,980)	(153,236)	(116,978)
Tax paid with shares withheld	(27,688)	(19,855)	(24,887)
Debt and equity issuance costs paid	(45,654)	(23,318)	(54,204)
Net proceeds from (payments on) credit facilities	294,164	323,336	(10,959)
Repurchase of and payments on debt	(1,381,005)	(2,560,174)	(6,782,306)
Proceeds from the issuance of debt	4,116,489	3,597,690	7,824,517
Net cash provided by (used in) financing activities	115,789	(1,008,325)	(372,162)
Effect of foreign currency exchange rate changes on cash	(20,796)	(39,628)	18,718
Net decrease in cash and cash equivalents	(277,634)	(41,969)	(490,769)
Cash and cash equivalents, beginning of year	556,117	598,086	1,088,855
Cash and cash equivalents, end of year	$ 278,483	$ 556,117	$ 598,086

See Note 18 for information on noncash investing and financing activities and other information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED BALANCE SHEETS
(In thousands)

		December 31,		
		2022		**2021**
ASSETS				
Investments in real estate properties	$	81,623,396	$	53,005,190
Less accumulated depreciation		9,036,085		7,668,187
Net investments in real estate properties		72,587,311		45,337,003
Investments in and advances to unconsolidated entities		9,698,898		8,610,958
Assets held for sale or contribution		531,257		669,688
Net investments in real estate		82,817,466		54,617,649
Cash and cash equivalents		278,483		556,117
Other assets		4,801,499		3,312,454
Total assets	$	**87,897,448**	$	**58,486,220**
LIABILITIES AND CAPITAL				
Liabilities:				
Debt	$	23,875,961	$	17,715,054
Accounts payable and accrued expenses		1,711,885		1,252,767
Other liabilities		4,446,509		1,776,189
Total liabilities		30,034,355		20,744,010
Capital:				
Partners' capital:				
General partner – preferred		63,948		63,948
General partner – common		53,173,334		33,362,925
Limited partners – common		843,263		557,097
Limited partners – Class A common		464,781		360,702
Total partners' capital		54,545,326		34,344,672
Noncontrolling interests		3,317,767		3,397,538
Total capital		57,863,093		37,742,210
Total liabilities and capital	$	**87,897,448**	$	**58,486,220**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per unit amounts)

		Years Ended December 31,	
	2022	2021	2020
Revenues:			
Rental	$ 4,913,171	$ 4,147,994	$ 3,791,131
Strategic capital	1,039,585	590,750	636,987
Development management and other	20,936	20,696	10,617
Total revenues	5,973,692	4,759,440	4,438,735
Expenses:			
Rental	1,205,738	1,041,316	952,063
Strategic capital	303,356	207,171	218,041
General and administrative	331,083	293,167	274,845
Depreciation and amortization	1,812,777	1,577,942	1,561,969
Other	40,336	22,435	30,010
Total expenses	3,693,290	3,142,031	3,036,928
Operating income before gains on real estate transactions, net	2,280,402	1,617,409	1,401,807
Gains on dispositions of development properties and land, net	597,745	817,017	464,942
Gains on other dispositions of investments in real estate, net	589,391	772,570	252,195
Operating income	3,467,538	3,206,996	2,118,944
Other income (expense):			
Earnings from unconsolidated entities, net	310,872	404,255	297,370
Interest expense	(309,037)	(266,228)	(314,507)
Foreign currency and derivative gains (losses) and other income (expense), net	241,621	165,278	(166,429)
Losses on early extinguishment of debt, net	(20,184)	(187,453)	(188,290)
Total other income (expense)	223,272	115,852	(371,856)
Earnings before income taxes	3,690,810	3,322,848	1,747,088
Total income tax expense	(135,412)	(174,258)	(130,458)
Consolidated net earnings	3,555,398	3,148,590	1,616,630
Less net earnings attributable to noncontrolling interests	98,611	127,075	93,195
Net earnings attributable to controlling interests	3,456,787	3,021,515	1,523,435
Less preferred unit distributions	6,060	6,152	6,345
Loss on preferred unit repurchase	-	-	2,347
Net earnings attributable to common unitholders	$ 3,450,727	$ 3,015,363	$ 1,514,743
Weighted average common units outstanding – Basic	799,153	751,973	740,860
Weighted average common units outstanding – Diluted	811,608	764,762	754,414
Net earnings per unit attributable to common unitholders – Basic	$ 4.28	$ 3.97	$ 2.02
Net earnings per unit attributable to common unitholders – Diluted	$ 4.25	$ 3.94	$ 2.01

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Consolidated net earnings	$ 3,555,398	$ 3,148,590	$ 1,616,630
Other comprehensive income (loss):			
Foreign currency translation gains (losses), net	373,405	305,929	(194,673)
Unrealized gains (losses) on derivative contracts, net	71,639	17,542	(14,117)
Comprehensive income	4,000,442	3,472,061	1,407,840
Net earnings attributable to noncontrolling interests	(98,611)	(127,075)	(93,195)
Other comprehensive loss (income) attributable to noncontrolling interests	292	692	(92)
Comprehensive income attributable to common unitholders	**$ 3,902,123**	**$ 3,345,678**	**$ 1,314,553**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL
(In thousands)

| | General Partner | | | | Limited Partners | | | | Non-controlling Interests | Total |
| | Preferred | | Common | | Common | | Class A Common | | | |
	Units	Amount	Units	Amount	Units	Amount	Units	Amount		
Balance at January 1, 2020	1,379	$ 68,948	631,797	$22,584,179	9,933	$ 355,076	8,613	$ 288,187	$ 2,775,394	$26,071,784
Consolidated net earnings	-	-	-	1,481,814	-	25,359	-	16,262	93,195	1,616,630
Effect of equity compensation plans	-	-	690	27,752	1,362	82,233	-	-	-	109,985
Liberty Transaction, net of issuance costs	-	-	106,723	9,802,440	2,288	210,190	-	-	896	10,013,526
Issuance of units related to acquisitions	-	-	-	-	461	48,533	-	-	-	48,533
Repurchase of common units	-	-	(539)	(34,829)	-	-	-	-	-	(34,829)
Repurchase of preferred units	(100)	(5,000)	-	(2,200)	-	-	-	-	-	(7,200)
Capital contributions	-	-	-	-	-	-	-	-	917,092	917,092
Redemption of limited partnership units	-	-	710	30,734	(1,902)	(146,990)	(18)	(722)	-	(116,978)
Foreign currency translation gains (losses), net	-	-	-	(189,599)	-	(3,113)	-	(2,053)	92	(194,673)
Unrealized losses on derivative contracts, net	-	-	-	(13,742)	-	(226)	-	(149)	-	(14,117)
Reallocation of capital	-	-	-	(55,413)	-	(10,868)	-	66,281	-	-
Distributions ($2.32 per common unit) and other	-	-	-	(1,723,537)	-	(36,240)	-	(22,253)	(303,143)	(2,085,173)
Balance at December 31, 2020	1,279	$ 63,948	739,381	$31,907,599	12,142	$ 523,954	8,595	$ 345,553	$ 3,483,526	$36,324,580
Consolidated net earnings	-	-	-	2,939,723	-	50,034	-	31,758	127,075	3,148,590
Effect of equity compensation plans	-	-	(389)	38,110	1,286	78,062	-	-	-	116,172
Capital contributions	-	-	-	-	-	-	-	-	74,404	74,404
Redemption of limited partnership units	-	-	835	37,246	(2,105)	(190,482)	-	-	-	(153,236)
Consolidation of other venture	-	-	-	-	-	-	-	-	25,759	25,759
Issuance of units related to acquisitions	-	-	-	-	1,031	130,416	-	-	-	130,416
Foreign currency translation gains (losses), net	-	-	-	298,413	-	4,982	-	3,226	(692)	305,929
Unrealized gains on derivative contracts, net	-	-	-	17,073	-	285	-	184	-	17,542
Reallocation of capital	-	-	-	(2,347)	-	133	-	2,214	-	-
Distributions ($2.52 per common unit) and other	-	-	-	(1,872,892)	-	(40,287)	-	(22,233)	(312,534)	(2,247,946)
Balance at December 31, 2021	1,279	$ 63,948	739,827	$33,362,925	12,354	$ 557,097	8,595	$ 360,702	$ 3,397,538	$37,742,210
Consolidated net earnings	-	-	-	3,364,856	-	57,620	-	34,311	98,611	3,555,398
Effect of equity compensation plans	-	-	393	66,651	1,064	121,074	-	-	-	187,725
Duke Transaction, net of issuance costs	-	-	182,661	18,553,679	2,140	217,385	-	-	2,180	18,773,244
Capital contributions	-	-	-	-	-	-	-	-	13,295	13,295
Redemption of limited partnership units	-	-	261	12,447	(918)	(101,427)	-	-	-	(88,980)
Foreign currency translation gains (losses), net	-	-	-	364,725	-	5,785	-	3,187	(292)	373,405
Unrealized gains on derivative contracts, net	-	-	-	69,919	-	1,109	-	611	-	71,639
Reallocation of capital	-	-	-	(127,134)	-	38,931	-	88,203	-	-
Distributions ($3.16 per common unit) and other	-	-	-	(2,494,734)	-	(54,311)	-	(22,233)	(193,565)	(2,764,843)
Balance at December 31, 2022	1,279	$ 63,948	923,142	$53,173,334	14,640	$ 843,263	8,595	$ 464,781	$ 3,317,767	$57,863,093

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2022	2021	2020
Operating activities:			
Consolidated net earnings	$ 3,555,398	$ 3,148,590	$ 1,616,630
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Straight-lined rents and amortization of above and below market leases	(267,709)	(148,239)	(126,328)
Equity-based compensation awards	175,356	113,028	109,831
Depreciation and amortization	1,812,777	1,577,942	1,561,969
Earnings from unconsolidated entities, net	(310,872)	(404,255)	(297,370)
Operating distributions from unconsolidated entities	410,483	440,034	450,622
Decrease (increase) in operating receivables from unconsolidated entities	(63,947)	(14,223)	14,670
Amortization of debt discounts and debt issuance costs, net	23,736	8,656	7,859
Gains on dispositions of development properties and land, net	(597,745)	(817,017)	(464,942)
Gains on other dispositions of investments in real estate, net	(589,391)	(772,570)	(252,195)
Unrealized foreign currency and derivative losses (gains), net	(92,201)	(173,026)	160,739
Losses on early extinguishment of debt, net	20,184	187,453	188,290
Deferred income tax expense	12,638	1,322	744
Increase in accounts receivable and other assets	(71,307)	(328,511)	(127,619)
Increase in accounts payable and accrued expenses and other liabilities	109,030	176,858	94,105
Net cash provided by operating activities	4,126,430	2,996,042	2,937,005
Investing activities:			
Real estate development	(3,118,379)	(2,639,872)	(1,920,218)
Real estate acquisitions	(2,492,108)	(2,320,448)	(1,239,034)
Duke Transaction, net of cash acquired	(92,052)	-	-
Liberty Transaction, net of cash acquired	-	-	(29,436)
IPT Transaction, net of cash acquired	-	-	(1,665,359)
Tenant improvements and lease commissions on previously leased space	(339,234)	(329,059)	(221,491)
Property improvements	(211,358)	(169,933)	(149,491)
Proceeds from dispositions and contributions of real estate	2,063,623	4,222,290	2,281,940
Investments in and advances to unconsolidated entities	(442,366)	(798,103)	(385,936)
Return of investment from unconsolidated entities	76,994	58,275	257,065
Proceeds from repayment of notes receivable backed by real estate	-	-	4,312
Proceeds from the settlement of net investment hedges	59,281	3,305	2,352
Payments on the settlement of net investment hedges	(3,458)	(16,513)	(9,034)
Net cash used in investing activities	(4,499,057)	(1,990,058)	(3,074,330)
Financing activities:			
Proceeds from issuance of common partnership units in exchange for contributions from Prologis, Inc.	-	743	2,217
Repurchase and retirement of common units	-	-	(34,829)
Repurchase of preferred units	-	-	(7,200)
Distributions paid on common and preferred units	(2,571,267)	(1,935,381)	(1,781,482)
Noncontrolling interests contributions	13,295	74,404	917,092
Noncontrolling interests distributions	(193,565)	(312,534)	(303,143)
Redemption of common limited partnership units	(88,980)	(153,236)	(116,978)
Tax paid with shares of the Parent withheld	(27,688)	(19,855)	(24,887)
Debt and equity issuance costs paid	(45,654)	(23,318)	(54,204)
Net proceeds from (payments on) credit facilities	294,164	323,336	(10,959)
Repurchase of and payments on debt	(1,381,005)	(2,560,174)	(6,782,306)
Proceeds from the issuance of debt	4,116,489	3,597,690	7,824,517
Net cash provided by (used in) financing activities	115,789	(1,008,325)	(372,162)
Effect of foreign currency exchange rate changes on cash	(20,796)	(39,628)	18,718
Net decrease in cash and cash equivalents	(277,634)	(41,969)	(490,769)
Cash and cash equivalents, beginning of year	556,117	598,086	1,088,855
Cash and cash equivalents, end of year	$ 278,483	$ 556,117	$ 598,086

See Note 18 for information on noncash investing and financing activities and other information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC. AND PROLOGIS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS

Prologis, Inc. (or the "Parent") commenced operations as a fully integrated real estate company in 1997, elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code" or "IRC"), and believes the current organization and method of operation will enable it to maintain its status as a REIT. The Parent is the general partner of Prologis, L.P. (or the "Operating Partnership" or "OP"). Through the OP, we are engaged in the ownership, acquisition, development and management of logistics facilities with a focus on key markets in 19 countries on four continents. We invest in real estate through wholly owned subsidiaries and other entities through which we co-invest with partners and investors. We maintain a significant level of ownership in these co-investment ventures, which may be consolidated or unconsolidated based on our level of control of the entity. Our current business strategy consists of two operating business segments: Real Estate (Rental Operations and Development) and Strategic Capital. Our Real Estate Segment represents the ownership, leasing and development of logistics properties. Our Strategic Capital Segment represents the management of properties owned by our unconsolidated co-investment ventures and other ventures. See Note 17 for further discussion of our business segments. Unless otherwise indicated, the Notes to the Consolidated Financial Statements apply to both the Parent and the OP. The terms "the Company," "Prologis," "we," "our" or "us" means the Parent and OP collectively.

For each share of preferred or common stock the Parent issues, the OP issues a corresponding preferred or common partnership unit, as applicable, to the Parent in exchange for the contribution of the proceeds from the stock issuance. At December 31, 2022, the Parent owned a 97.60% common general partnership interest in the OP and substantially all of the preferred units in the OP. The remaining 2.40% common limited partnership interests, which include Class A common limited partnership units ("Class A Units") in the OP, are owned by unaffiliated investors and certain current and former directors and officers of the Parent. Each partner's percentage interest in the OP is determined based on the number of OP units held, including the number of OP units into which Class A Units are convertible, compared to total OP units outstanding at each period end and is used as the basis for the allocation of net income or loss to each partner. At the end of each reporting period, a capital adjustment is made in the OP to reflect the appropriate ownership interest for each of the common unitholders. These adjustments are reflected in the line items *Reallocation of Equity* in the Consolidated Statements of Equity of the Parent and *Reallocation of Capital* in the Consolidated Statements of Capital of the OP.

As the sole general partner of the OP, the Parent has complete responsibility and discretion in the day-to-day management and control of the OP and we operate the Parent and the OP as one enterprise. The management of the Parent consists of the same members as the management of the OP. These members are officers of the Parent and employees of the OP or one of its subsidiaries. As general partner with control of the OP, the Parent is the primary beneficiary and therefore consolidates the OP. Because the Parent's only significant asset is its investment in the OP, the assets and liabilities of the Parent and the OP are the same on their respective financial statements.

Information with respect to the square footage, number of buildings and acres of land is unaudited.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying Consolidated Financial Statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and are presented in our reporting currency, the U.S. dollar. Intercompany transactions with consolidated entities have been eliminated.

Consolidation. We consolidate all entities that are wholly owned and those in which we own less than 100% of the equity but control the entity, as well as any variable interest entities ("VIEs") in which we are the primary beneficiary. We evaluate our ability to control an entity and whether the entity is a VIE and we are the primary beneficiary through consideration of substantive terms of the arrangement to identify which enterprise has the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses and the right to receive benefits from the entity.

For entities that are not defined as VIEs, we first consider whether we are the general partner or the limited partner (or the equivalent in such investments that are not structured as partnerships). We consolidate entities in which we are the general partner and the limited partners in such entities that do not have rights that would preclude control. For entities in which we are the general partner but do not control the entity as the other partners hold substantive participating or kick-out rights, we apply the equity method of accounting since, as the general partner, we have the ability to exercise significant influence over the operating and financial policies of the venture. For ventures for which we are a limited partner, or our investment is in an entity that is not structured similar to a partnership, we consider factors such as ownership interest, voting control, authority to make decisions and contractual and substantive participating rights of the partners. In instances where the factors indicate that we have a controlling financial interest in the venture, we consolidate the entity. In instances where we do not have a controlling interest in the venture, we apply the equity method of accounting when the factors indicate we have the ability to exercise significant influence over the venture.

Use of Estimates. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout the Consolidated Financial Statements, different assumptions and estimates could materially impact our reported results.

Foreign Operations. The U.S. dollar is the functional currency for our consolidated subsidiaries and unconsolidated entities operating in the U.S. and Mexico. The functional currency for our consolidated subsidiaries and unconsolidated entities operating in other countries is the principal currency in which the entity's assets, liabilities, income and expenses are denominated, which may be different from the local currency of the country of incorporation or where the entity conducts its operations. The functional currencies of entities outside of the U.S. and Mexico generally include the Brazilian real, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, Singapore dollar and Swedish krona. We take part in business transactions denominated in these and other local currencies where we operate.

For our consolidated subsidiaries whose functional currency is not the U.S. dollar, we translate their financial statements into U.S. dollars at the time we consolidate those subsidiaries' financial statements. Generally, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. The resulting translation adjustments are included in *Accumulated Other Comprehensive Income (Loss)* ("AOCI/L") in the Consolidated Balance Sheets. Certain balance sheet items, primarily equity and capital-related accounts, are reflected at the historical exchange rate. Income statement accounts are translated using the average exchange rate for the period; income statement accounts that represent significant nonrecurring transactions, are translated at the rate in effect at the date of the transaction. We translate our share of the net income or loss of our unconsolidated entities at the average exchange rate for the period other than significant nonrecurring transactions of the unconsolidated entities which are translated at the rate in effect at the date of the transaction.

We and certain of our consolidated subsidiaries have intercompany and third-party debt that is not denominated in the entity's functional currency. When the debt is remeasured against the functional currency of the entity, a gain or loss can result. The resulting adjustment is reflected in *Foreign Currency and Derivative Gains (Losses) and Other Income (Expense), Net* in the Consolidated Statements of Income, unless it is intercompany debt that is deemed to be long-term in nature or third-party debt that has been designated as a nonderivative net investment hedge and then the adjustment is recorded as a cumulative translation adjustment in *AOCI/L*.

Acquisitions. We apply a screen test to evaluate if substantially all the fair value of the acquired property is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. As the fair value of most of our real estate acquisitions is concentrated in either a single or a group of similar identifiable assets, our real estate transactions are generally accounted for as asset acquisitions, which permits the capitalization of transaction costs to the basis of the acquired property. We measure the real estate assets acquired through an asset acquisition based on their cost or total consideration exchanged. The difference between the cost and the estimated fair value (excess or bargain consideration) is allocated to the real estate properties and related lease intangibles on a relative fair value basis. All other assets and liabilities assumed, including debt, and real estate assets that we intend to sell in the next twelve months are recorded at fair value. At a property-level, we allocate the fair value to the components which include building, land, improvements, and intangible assets or liabilities related to acquired leases. Purchase price allocations for a business combination are recorded at fair value.

When we obtain control of an unconsolidated entity and the acquisition qualifies as a business combination, we account for the acquisition in accordance with the guidance for a business combination achieved in stages. We remeasure our previously held interest in the unconsolidated entity at its acquisition-date fair value and recognize any resulting gain or loss in earnings.

We allocate the purchase price using primarily Level 2 and Level 3 inputs (further defined in Fair Value Measurements below) as follows:

Investments in Real Estate Properties. We value operating properties as if vacant. We estimate fair value by applying an income approach methodology using either a discounted cash flow analysis or applying a capitalization rate to the estimated net operating income, defined as rental revenues less rental expenses, of a property. Key assumptions include market rents, growth rates, and discount and capitalization rates. Estimates of future cash flows are based on a number of factors including historical operating results, known trends and market and economic conditions. We determine the discount or capitalization rate by market based on recent transactions and other market data and adjust if necessary, based on the property characteristics. The fair value of land is generally based on relevant market data, such as a comparison of the subject site to similar parcels that have recently been sold or are currently being offered on the market for sale. At a property level, we allocate the fair value to land and building.

Lease Intangibles. We determine the portion of the purchase price related to acquired in-place leases as intangible assets and liabilities as follows:

- *Above and Below Market Leases.* We recognize an asset or liability for acquired leases with in-place rents that are higher or lower than our estimate of current market rents in each of the applicable markets. The above or below market lease intangibles are valued using a discounted cash flow approach through which we recognize the present value of the difference in cash flows between in-place and market rents. The value is recorded in either *Other Assets* or *Other Liabilities*, as appropriate, and is amortized over the remaining term of the respective leases, including any bargain renewal options, to rental revenues.

- *Foregone Rent*. We calculate the value of the revenue and recovery of costs which would be foregone during a reasonable lease-up period, if the space was vacant, in each of the applicable markets. The values are recorded in *Other Assets* and amortized over the remaining life of the respective leases to amortization expense.

- *Leasing Commissions.* We recognize an asset for leasing commissions based on our estimate of the cost to lease space in the applicable markets. The value is recorded in *Other Assets* and amortized over the remaining life of the respective leases to amortization expense.

Investments in Unconsolidated Entities. We estimate the fair value of the entity by using similar valuation methods as those used for the consolidated real estate properties and debt. We apply our ownership percentage to the estimated net asset value of the entity to determine the fair value of our investment.

Debt. We estimate the fair value of debt based on contractual future cash flows discounted using borrowing spreads and market interest rates that would be available to us for the issuance of debt with similar terms and remaining maturities. In the case of publicly traded debt, we estimate the fair value based on available market data. Any discount or premium to the principal amount is included in the carrying value and amortized to interest expense over the remaining term of the related debt using the effective interest method.

Noncontrolling Interests. We estimate the portion of the fair value of the net assets owned by third parties based on the fair value of the consolidated net assets, principally real estate properties and debt.

Working Capital. We estimate the fair value of other acquired assets and assumed liabilities using the best information available.

Fair Value Measurements. The objective of fair value is to determine the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). We estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize on disposition. The fair value hierarchy consists of three broad levels:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

- Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 — Unobservable inputs for the asset or liability.

Fair Value Measurements on a Recurring Basis. We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. We determine the fair value of our derivative financial instruments using widely accepted valuation techniques. The technique utilized depends on the type of derivative financial instrument being valued, principally foreign currency forwards and interest rate swaps, and involves the contractual term of the derivative, observable market-based inputs and implied volatilities.

We determine the fair values of our interest rate swaps using a market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments through a discounted cash flow analysis. We base the variable cash payments on an expectation of future interest rates, or forward curves, derived from observable market interest rate curves through the contractual term of the debt. We determine the fair values of our foreign currency forwards by comparing the contracted forward exchange rate to the current market exchange rate. We build a foreign exchange forward curve to determine the foreign exchange forward rate that pertains to the specific maturity date. Using this foreign exchange forward rate, spot rates and the interest rate curve of the domestic currency as inputs, we calculate the mark-to-market value of the forward.

We incorporate credit valuation adjustments to appropriately reflect nonperformance risk for us and the respective counterparty in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

We have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy. Although the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties, we assess the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives.

Fair Value Measurements on a Nonrecurring Basis. Assets measured at fair value on a nonrecurring basis generally consist of real estate assets and investments in unconsolidated entities that were subject to impairment charges due to our evaluation of recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. As discussed below, our analysis of recoverability is primarily triggered based on the shortening of the expected hold period due to our change in intent to sell a property in the near term. We estimate the fair value of our investments based on expected sales prices in the market (Level 2) or by applying the income approach methodology using a discounted cash flow analysis (Level 3).

Fair Value of Financial Instruments. We estimate the fair value of our senior notes for disclosure purposes based on quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimate the fair value of our credit facilities, term loans, secured mortgage debt and other debt by discounting the future cash flows using rates and borrowing spreads currently available to us (Level 3).

Real Estate Assets. Real estate assets are carried at depreciated cost. We capitalize costs incurred in developing, redeveloping and improving real estate assets as part of the investment basis. We expense costs for repairs and maintenance as incurred.

Depreciation and Amortization. We charge the depreciable portions of real estate assets to depreciation expense on a straight-line basis over the respective estimated useful lives. Depreciation on development buildings commences when the asset is ready for its intended use, which we define as the earlier of when a property that was developed has been completed for one year, or is 90% occupied. We generally use the following useful lives: 5 to 7 years for capital improvements, 10 years for standard tenant improvements, 15 to 25 years for depreciable land improvements, 25 to 40 years for operating properties acquired based on the age of the building and 40 years for operating properties we develop. We depreciate building improvements on land parcels subject to land leases over the shorter of the estimated life of the building improvement or the contractual term of the underlying land lease. Capitalized leasing costs are amortized over the estimated remaining lease term. The weighted average lease term for leases that commenced during 2022, based on square feet, was 69 months.

Capitalization of Costs. During the land development and construction periods of qualifying projects, we capitalize interest costs, insurance, real estate taxes and general and administrative costs of the personnel performing the development; if such costs are incremental and identifiable to a specific activity to ready the asset for its intended use. We capitalize transaction costs related to the acquisition of land for future development and operating properties that qualify as asset acquisitions. We capitalize incremental, third-party costs incurred to successfully originate a lease that result directly from obtaining a lease and would not have been incurred if the lease had not been obtained. Leasing costs that meet the requirements for capitalization are presented as a component of *Other Assets* and all other capitalized costs are included in the investment basis of the real estate assets.

Recoverability of Real Estate Assets. We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. This assessment is primarily triggered based on the shortening of the expected hold period due to our change in intent to sell a property in the near term. We have processes to monitor our intent with regard to our investments and the estimated disposition value in comparison to the current carrying value. If our assessment of potential triggering events indicates that the carrying value of a property that we expect to sell in the near term is not recoverable, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the property. We determine the fair value of the property based on the proceeds from disposition that are estimated based on quoted market values, third-party appraisals or discounted cash flow models that utilize the future net operating income from the property and expected market capitalization rates. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. Changes in economic and operating conditions could impact our intent and the assumptions used in determining the fair value that could result in future impairment.

At least annually or more frequently given the presence of a triggering event, we measure the recoverability of our assets. We compare the carrying amount of the asset to the fair value based on our intent as follows:

- for real estate properties that we intend to hold long-term; including land held for development, properties currently under development and operating properties; recoverability is assessed based on the estimated undiscounted future net operating income from the property and the terminal value, including anticipated costs to develop;

- for real estate properties we intend to sell, including properties currently under development and operating properties; recoverability is assessed based on proceeds from disposition that are estimated based on the future net operating income from the property, expected market capitalization rates and anticipated costs to develop;

- for land parcels we intend to sell, recoverability is assessed based on the estimated proceeds from disposition; and

- for costs incurred related to the potential acquisition of land and operating properties and future development projects, recoverability is assessed based on the probability that the acquisition or development is likely to occur at the measurement date.

Assets Held for Sale or Contribution. We classify a property as held for sale or contribution when certain criteria are met in accordance with GAAP. Assets classified as held for sale are expected to be sold to a third party and assets classified as held for contribution are generally newly developed assets we intend to contribute to an unconsolidated co-investment venture within twelve months. When the criteria are met, the respective assets and liabilities are presented separately in the Consolidated Balance Sheets and depreciation is not recognized. Assets held for sale or contribution are reported at the lower of carrying amount or estimated fair value less costs to sell.

Investments in Unconsolidated Entities. We present our investments in certain entities under the equity method. We use the equity method when we have the ability to exercise significant influence over operating and financial policies of the venture but do not have control of the entity. Under the equity method, we initially recognize these investments (including advances) in the balance sheet at our cost, including formation costs and net of deferred gains from the contribution of properties (recognized prior to January 1, 2018), if applicable. The transaction costs related to the formation of equity method investments are also capitalized. We subsequently adjust the accounts to reflect our proportionate share of net earnings or losses recognized and accumulated other comprehensive income or loss, distributions received, contributions made, sales and redemptions of our investments and certain other adjustments, as appropriate. When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss in value is other than temporary. If we conclude it is other than temporary, we recognize an impairment charge to reflect the equity investment at fair value.

With regard to distributions from unconsolidated entities, we have elected the nature of distribution approach as the information is available to us to determine the nature of the underlying activity that generated the distributions. In accordance with the nature of distribution approach, cash flows generated from the operations of an unconsolidated entity are classified as a return on investment (cash inflow from operating activities) and cash flows that are generated from property sales, debt refinancing or sales and redemptions of our investments are classified as a return of investment (cash inflow from investing activities).

Cash and Cash Equivalents. We consider all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. We invest our cash with high-credit quality institutions both domestically and internationally. Cash balances may be invested in money market accounts that are not insured. We have not realized any losses of such cash investments or accounts and believe that we are not exposed to any significant credit risk.

Derivative Financial Instruments. We primarily hedge our foreign currency risk by borrowing in the currencies in which we invest. We may use derivative financial instruments, such as foreign currency forward and option contracts to manage foreign currency exchange rate risk related to both our foreign investments and the related earnings. In addition, we occasionally use interest rate swap and forward contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows, primarily with variable-rate debt.

We do not use derivative financial instruments for trading or speculative purposes. Each derivative transaction is customized and not exchange-traded. We recognize all derivatives at fair value within the line items *Other Assets* or *Other Liabilities*. We do not net our derivative position by counterparty for purposes of balance sheet presentation and disclosure. Management reviews our derivative positions, overall risk management strategy and hedging program, on a regular basis. We only enter into transactions that we believe will be highly effective at offsetting the underlying risk. Our use of derivatives involves the risk that counterparties may default on a derivative contract; therefore we: (i) establish exposure limits for each counterparty to minimize this risk and provide counterparty diversification; (ii) contract with counterparties that have long-term credit ratings of single-A or better; (iii) enter into master agreements that generally allow for netting of certain exposures; thereby significantly reducing the actual loss that would be incurred should a counterparty fail to perform its contractual obligations; and (iv) set minimum credit standards that become more stringent as the duration of the derivative financial instrument increases. Based on these factors, we consider the risk of counterparty default to be minimal.

Designated Derivatives. We may choose to designate our derivative financial instruments, generally foreign currency forwards to hedge our net investment in foreign operations or interest rate swaps to hedge future interest payments on variable debt. At inception of the transaction, we formally designate and document the derivative financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. We formally assess both at inception and at least quarterly thereafter, the effectiveness of our hedging transactions. Due to the high degree of effectiveness between the hedging instruments and the underlying exposures hedged, fluctuations in the value of the derivative financial instruments will generally be offset by changes in the cash flows or fair values of the underlying exposures being hedged.

Changes in the fair value of derivatives that are designated and qualify as net investment hedges of our foreign operations or cash flow hedges are recorded in *AOCI/L*. For net investment hedges, these amounts offset the translation adjustments on the underlying net assets of our foreign investments and are recorded in *AOCI/L*. This includes debt issued in a currency that is not the same functional currency of the borrowing entity that we may designate as a nonderivative net investment hedge. We compare the net equity available from our foreign investments first to the derivative financial instruments designated as net investment hedges followed by any nonderivative net investment hedges. If the total notional amount of the derivative and nonderivative financial instruments exceeds the net equity available, that excess portion is considered unhedged and the translation of that excess portion is recognized in *Foreign Currency and Derivative Gains (Losses) and Other Income (Expense), Net*.

For cash flow hedges, we report the effective portion of the gain or loss as a component of *AOCI/L* and reclassify it to the applicable line item in the Consolidated Statements of Income, generally *Interest Expense*, over the corresponding period of the underlying hedged item. The ineffective portion of the change in fair value of a derivative financial instrument is recognized in earnings, generally *Interest Expense*, at the time the ineffectiveness occurred. To the extent the hedged forecasted interest payments on debt related to our interest rate swaps is paid off, the remaining balance in *AOCI/L* is recognized in *Interest Expense* in the Consolidated Statements of Income.

Undesignated Derivatives. We also use derivatives, such as foreign currency forwards and option contracts, that are not designated as hedges to manage foreign currency exchange rate risk related to the translation of our results of operations. The changes in fair values of these derivatives that were not designated as hedging instruments are immediately recognized in earnings within the line item *Foreign Currency and Derivative Gains (Losses) and Other Income (Expense), Net*. These gains or losses are generally offset by lower or higher earnings due to the translation at exchange rates that were different than our expectations. In addition, we may choose to not designate our interest rate swap contracts. If a swap contract is not designated as a hedge, the changes in fair value of these instruments is immediately recognized in earnings within the line item *Interest Expense* in the Consolidated Statements of Income.

Noncontrolling Interests. Noncontrolling interests represent the share of consolidated entities owned by third parties. We recognize each noncontrolling holder's respective share of the estimated fair value of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder's share of additional contributions, distributions and their share of the net earnings or losses of each respective consolidated entity. We allocate net income to noncontrolling interests based on the weighted average ownership interest during the period. The net income that is not attributable to us is reflected in the line item *Net Earnings Attributable to Noncontrolling Interests*. We do not recognize a gain or loss on transactions with a consolidated entity in which we do not own 100% of the equity and recognize the difference between the carrying amount of the noncontrolling interest and the consideration paid or received as additional paid-in-capital.

Certain limited partnership interests, including OP units, are exchangeable into our common stock. Common stock issued upon exchange of a holder's noncontrolling interest is accounted for at the carrying value of the surrendered limited partnership interest and the difference between the carrying value and the fair value of the common stock issued is recorded to additional paid-in-capital.

Revenue Recognition.
Rental Revenues and Recoveries. We lease our operating properties to customers under agreements that are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of our rental expenses are recovered from our customers, including common area maintenance, real estate taxes and insurance. Rental expenses recovered through reimbursements received from customers are recognized in *Rental Revenues* in the Consolidated Statements of Income. We generally record amounts reimbursed by our customers ("rental recoveries") as revenues in the period that the applicable expenses are incurred. We account for and present rental revenue and rental recoveries as a single component under *Rental Revenues* as the timing of recognition is the same, the pattern with which we transfer the right of use of the property and related services to the lessee are both on a straight-line basis and our leases qualify as operating leases. We perform credit analyses of our customers prior to the execution of our leases and continue these analyses for each individual lease on an ongoing basis in order to ensure the collectability of rental revenue. We recognize revenue to the extent that amounts are determined to be collectible.

Strategic Capital Revenues. Strategic capital revenues include revenues we earn from the management services we provide to unconsolidated entities. These fees are determined in accordance with the terms specific to each arrangement and may include recurring fees such as asset management and property management fees or transactional fees for leasing, acquisition, development, construction, financing and tax services provided. We recognize these fees as we provide the services or on a cost basis for development fees.

We may also earn incentive returns ("promotes" or "promote revenues") directly from third-party investors in the co-investment ventures based on the cumulative returns of the venture over a three-year period or the stabilization of individual development projects owned by the venture. The returns are determined by both the operating performance and real estate valuation of the venture, including highly variable inputs such as capitalization rates, market rents, interest rates and foreign currency exchange rates. As these key inputs are highly volatile and out of our control, and such volatility can materially impact our promotes period over period, we recognize promote revenues at the end of the performance period. We generally earn promote revenue directly from third-party investors in the co-investment ventures. We include the third-party investors' share of promotes in *Strategic Capital Revenues.*

We also earn fees from ventures that we consolidate. Upon consolidation, these fees are eliminated from our earnings and the third-party investors' share of these fees are recognized as a reduction of *Net Earnings Attributable to Noncontrolling Interests.*

Development Management and Other Revenues. Development management and other revenues principally include development and construction management fees from third parties and are recognized as we provide the services or on a cost basis.

Gains on Real Estate Transactions, Net.
Throughout the Notes to the Consolidated Financial Statements, *Gains on Real Estate Transactions, Net* collectively refers to *Gains on Dispositions of Development Properties and Land, Net* and *Gains on Other Dispositions of Investments in Real Estate, Net*.

We recognize gains on the disposition of real estate when control transfers to the buyer, generally when consideration and title are exchanged and the risks and rewards of ownership transfer. We recognize losses from the disposition of real estate when known.

Beginning January 1, 2018 with the adoption of the new revenue recognition guidance, we recognize the entire gain attributed to contributions of real estate properties to unconsolidated entities. We previously recognized a gain on contribution only to the extent of the third-party ownership in the unconsolidated entity acquiring the property and deferred the portion of the gain related to our ownership through a reduction to our investment in the applicable unconsolidated entity. We adjusted our proportionate share of net earnings or losses recognized in future periods to reflect the entities' recorded depreciation expense as if it were computed on our lower basis in the contributed properties rather than on the entity's basis. For deferred gains from partial sales recorded prior to the adoption of the revenue recognition standard, we continue to recognize these gains over the lives of the underlying real estate properties or at the time of disposition to a third party. If our ownership interest in an unconsolidated entity decreases and the decrease is expected to be permanent, we recognize the amounts relating to previously deferred gains to coincide with our new ownership interest.

Gains on Dispositions of Development Properties and Land, Net. We present gains separately based on the type of real estate sold or contributed. We present gains on sales to third parties or contributions to our unconsolidated co-investment ventures as *Gains on Dispositions of Development Properties and Land, Net* when the property was included in our land portfolio or when we developed the property with the intent to sell or contribute.

Gains on Other Dispositions of Investments in Real Estate, Net. We present all other gains on sales to third parties or contributions to our unconsolidated entities of primarily operating properties and other real estate transactions as *Gains on Other Dispositions of Investments in Real Estate, Net.* We also include gains or losses on the remeasurement of equity investments to fair value upon acquisition of a controlling interest if the transaction is considered the acquisition of a business and gains or losses upon the partial redemption or sale of our investment in an unconsolidated entity.

Rental Expenses. Rental expenses principally include the cost of our property management and leasing personnel, utilities, repairs and maintenance, property insurance, real estate taxes and the other costs of managing our properties. We are also a lessee of land under leases which generally meet the criteria to be accounted for as operating leases.

Strategic Capital Expenses. Strategic capital expenses generally include the direct expenses associated with the asset management of the co-investment ventures provided by our employees who are assigned to our Strategic Capital Segment and the costs of our Prologis Promote Plan ("PPP") based on earned promotes. For further discussion on the PPP, see Note 12. In addition, in order to achieve efficiencies and economies of scale, all of our property management and leasing functions are provided by property management and leasing personnel who are assigned to our Real Estate Segment. These individuals perform the property-level management and leasing of the properties in our owned and managed portfolio, which includes properties we consolidate and those we manage that are owned by the unconsolidated co-investment ventures. We allocate the costs of our property management and leasing teams to the properties we consolidate (included in *Rental Expenses*) and the properties owned by the unconsolidated co-investment ventures (included in *Strategic Capital Expenses*) by using the square feet owned by the respective portfolios.

Equity-Based Compensation. We account for equity-based compensation by measuring the cost of employee services received in exchange for an award of an equity instrument based on the fair value of the award on the grant date. We recognize the cost of the award on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, generally the vesting period.

Income Taxes. Under the IRC, to qualify as a REIT, we are required to distribute at least 90% of our taxable income, and meet certain income, asset and stockholder tests. REITs which meet these certain income, asset and stockholder tests are generally not required to pay federal income taxes if they distribute 100% of their taxable income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. Even as a REIT, we may be subject to certain foreign, state and local taxes on our own income and property, and to federal income and excise taxes on our undistributed taxable income.

We have elected taxable REIT subsidiary ("TRS") status for some of our consolidated subsidiaries. This allows us to provide services that would otherwise be considered impermissible for REITs. Many of the foreign countries in which we have operations do not recognize REITs or do not accord REIT status under their respective tax laws to our entities that operate in their jurisdiction. In the U.S., we are taxed in certain states in which we operate. Accordingly, we recognize income tax expense for the federal and state income taxes incurred by our TRSs, taxes incurred in certain states and foreign jurisdictions, and interest and penalties associated with our unrecognized tax benefit liabilities.

We evaluate tax positions taken in the Consolidated Financial Statements under the interpretation for accounting for uncertainty in income taxes. As a result of this evaluation, we may recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities.

We recognize deferred income taxes in certain taxable entities. For federal income tax purposes, certain acquisitions have been treated as tax-free transactions resulting in a carry-over tax basis in assets and liabilities. For financial reporting purposes and in accordance with purchase accounting, we record all of the acquired assets and assumed liabilities based on their relative fair value at date of acquisition, as discussed above. For our taxable subsidiaries, including certain international jurisdictions, we recognize the deferred income tax liabilities that represent the tax effect of the difference between the tax basis carried over and the relative fair value of the tangible and intangible assets at date of acquisition. Any subsequent increases or decreases to the deferred income tax liability recorded in connection with these acquisitions, are reflected in earnings.

If taxable income is generated in these subsidiaries, we recognize a benefit in earnings as a result of the reversal of the deferred income tax liability previously recorded at the acquisition date and we record current income tax expense representing the entire current income tax liability. If the reversal of the deferred income tax liability results from a sale or contribution of assets, the classification of the reversal to the Consolidated Statements of Income is based on the taxability of the transaction. If the sale or contribution is of the real estate asset and results in a taxable transaction, the reversal is recorded to deferred income tax benefit. If the sale or contribution is the disposition of the entity that owns the asset, the reversal is recorded through gains.

Deferred income tax expense is generally a function of the period's temporary differences (items that are treated differently for tax purposes than for financial reporting purposes) and the utilization of tax net operating losses ("NOL") generated in prior years that had been previously recognized as deferred income tax assets. We provide for a valuation allowance for deferred income tax assets if we believe all or some portion of the deferred income tax asset may not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances that causes a change in the estimated ability to realize the related deferred income tax asset is included in deferred tax expense.

Environmental Costs. We incur certain environmental remediation costs, including cleanup costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to cleanup, litigation defense, and the pursuit of responsible third parties. We expense costs incurred in connection with operating properties and properties previously sold. We capitalize costs related to undeveloped land as development costs and record any expected future environmental liabilities at the time of acquisition. We maintain a liability for the estimated costs of environmental remediation expected to be incurred in connection with undeveloped land, acquired operating properties and properties previously sold that we adjust as appropriate as information becomes available.

NOTE 3. ACQUISITIONS

Duke Transaction

On October 3, 2022, we acquired Duke Realty Corporation and Duke Realty Limited Partnership (collectively "Duke" or the "Duke Transaction"). Through the Duke Transaction, we acquired a portfolio primarily comprised of logistics real estate assets, including 494 industrial operating properties, aggregating 144.4 million square feet, which are highly complementary to our U.S. portfolio in terms of product quality, location and growth potential in our key markets. There was approximately 15 million square feet of non-strategic operating industrial properties acquired in the Duke Transaction for which our intent is not to operate these properties long-term. These assets are classified as *Other Real Estate Investments* in the Consolidated Balance Sheets. The portfolio also included properties under development, land for future development and investments in other ventures.

The Duke Transaction was completed for $23.2 billion through the issuance of equity based on the value of the Prologis common stock and units issued of $18.8 billion, the assumption of debt of $4.2 billion and transaction costs. In connection with the transaction, each issued and outstanding share or unit held by a Duke shareholder or unitholder was converted automatically into 0.475 shares of Prologis common stock or common units of Prologis, L.P., respectively, including shares and units under Duke's equity incentive plan that became fully vested at closing.

The aggregate equity consideration is calculated below (in millions, except price per share):

Number of Prologis shares and units issued upon conversion of Duke's shares and units at October 3, 2022	184.80
Multiplied by price of Prologis' common stock on September 30, 2022	$ 101.60
Fair value of Prologis shares and units issued	**$ 18,776**

We accounted for the Duke Transaction as an asset acquisition and as a result, the transaction costs of $239.8 million were capitalized to the basis of the acquired properties. Transaction costs included the direct costs incurred to acquire the real estate assets.

Under acquisition accounting, the total cost or total consideration exchanged is allocated to the real estate properties and related lease intangibles on a relative fair value basis. As the fair value of the properties acquired exceeded the purchase price, we allocated the bargain consideration at a property-level based on the relative fair value of the property in comparison to the total portfolio. All other assets acquired and liabilities assumed, including debt, and real estate assets that we intend to sell in the next twelve months were recorded at fair value. The total purchase price, including transaction costs, was allocated as follows (in millions):

Net investments in real estate	$ 24,908
Cash and other assets	441
Debt	(4,162)
Intangible liabilities, net of intangible assets [1]	(1,461)
Accounts payable, accrued expenses and other liabilities	(708)
Noncontrolling interests	(2)
Total purchase price, including transaction costs	**$ 19,016**

(1)   Intangible assets of $832.5 million and intangible liabilities of $2.3 billion were included within *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets. The acquired lease intangibles from the Duke Transaction will be amortized over the terms of the respective leases with a weighted average remaining lease term of 64 months.

Liberty Transaction

On February 4, 2020, we acquired Liberty Property Trust and Liberty Property Limited Partnership (collectively "Liberty" or the "Liberty Transaction"). Through the Liberty Transaction, we acquired a portfolio primarily comprised of logistics real estate assets, including 519 industrial operating properties, aggregating 99.6 million square feet.

The Liberty Transaction was completed for $13.0 billion through the issuance of equity based on the value of the Prologis common stock and units issued of $10.0 billion, the assumption of debt of $2.8 billion and transaction costs. In connection with the transaction, each issued and outstanding share or unit held by a Liberty stockholder or unitholder was converted automatically into 0.675 shares of Prologis common stock or common units of Prologis, L.P., respectively, including shares and units under Liberty's equity incentive plan that became fully vested at closing.

The aggregate equity consideration is calculated below (in millions, except price per share):

Number of Prologis shares and units issued upon conversion of Liberty shares and units at February 4, 2020	109.01
Multiplied by price of Prologis' common stock on February 3, 2020	$ 91.87
Fair value of Prologis shares and units issued	**$ 10,015**

We accounted for the Liberty Transaction as an asset acquisition and as a result, the transaction costs of $115.8 million were capitalized to the basis of the acquired properties. Transaction costs included the direct costs incurred to acquire the real estate assets.

The total purchase price allocation for Liberty was as follows (in millions):

Net investments in real estate	$ 12,636
Intangible assets, net of intangible liabilities	491
Cash and other assets	233
Debt	(2,845)
Accounts payable, accrued expenses and other liabilities	(383)
Noncontrolling interests	(1)
Total purchase price, including transaction costs	**$ 10,131**

NOTE 4. REAL ESTATE

Investments in real estate properties consisted of the following at December 31 (dollars and square feet in thousands):

	Square Feet		Number of Buildings			
	2022 [(1)]	**2021**	**2022** [(1)]	**2021**	**2022** [(1)]	**2021**
Operating properties:						
Buildings and improvements	597,362	444,413	2,825	2,310	$ 48,650,334	$ 32,159,514
Improved land					20,388,461	12,294,246
Development portfolio, including land costs:						
Prestabilized	4,874	6,325	15	16	597,553	710,091
Properties under development	44,011	28,638	121	83	3,614,601	2,019,249
Land [(2)]					3,338,121	2,519,590
Other real estate investments [(3)]					5,034,326	3,302,500
Total investments in real estate properties					81,623,396	53,005,190
Less accumulated depreciation					9,036,085	7,668,187
Net investments in real estate properties					**$ 72,587,311**	**$ 45,337,003**

(1)   Includes the acquired real estate properties from the Duke Transaction at December 31, 2022. See Note 3 for more information.

(2)   At December 31, 2022 and 2021, our land was comprised of 7,188 and 6,227 acres, respectively.

(3)   Included in other real estate investments were: (i) non-strategic real estate assets, primarily acquired from the Duke Transaction, that we do not intend to operate long-term; (ii) land parcels we own and lease to third parties; (iii) non-industrial real estate assets that we generally intend to redevelop into industrial properties; and (iv) costs associated with potential acquisitions and future development projects, including purchase options on land.

At December 31, 2022, we had investments in real estate assets in the U.S. and other Americas (Brazil, Canada and Mexico), Europe (Belgium, the Czech Republic, France, Germany, Hungary, Italy, the Netherlands, Poland, Slovakia, Spain, Sweden and the United Kingdom ("U.K.")) and Asia (China, Japan and Singapore).

Acquisitions

The following table summarizes our real estate acquisition activity, excluding the Duke Transaction and Liberty Transaction as discussed in Note 3, for the years ended December 31 (dollars and square feet in thousands):

	2022	2021 [1]	2020 [2]
Number of operating properties	23	31	150
Square feet	5,169	6,760	21,874
Acres of land	2,218	2,684	830
Acquisition cost of net investments in real estate, excluding other real estate investments	$ 1,828,256	$ 2,517,644	$ 3,054,381
Acquisition cost of other real estate investments	$ 641,168	$ 525,499	$ 206,084

(1)   Included in 2021, is our acquisition of additional ownership interest in certain unconsolidated other ventures that we acquired from our partners and subsequently resulted in the consolidation of the real estate assets.

(2)   On January 8, 2020, our two U.S. co-investment ventures, Prologis Targeted U.S. Logistics Fund, L.P. ("USLF") and Prologis U.S. Logistics Venture, LLC ("USLV"), acquired the wholly-owned real estate assets of Industrial Property Trust Inc. ("IPT") for $2.0 billion each in a cash transaction, including transaction costs and the assumption and repayment of debt (the "IPT Transaction"). As we consolidate USLV, the number of operating properties, square feet and acquisition cost for the properties acquired by USLV are included in the consolidated acquisition activity.

Dispositions

The following table summarizes our dispositions of net investments in real estate which include contributions to unconsolidated co-investment ventures and dispositions to third parties for the years ended December 31 (dollars and square feet in thousands):

	2022	2021	2020
Dispositions of development properties and land, net [1]			
Number of properties	21	41	41
Square feet	7,676	16,482	14,482
Net proceeds	$ 1,398,585	$ 2,629,750	$ 1,693,557
Gains on dispositions of development properties and land, net	$ 597,745	$ 817,017	$ 464,942
Other dispositions of investments in real estate, net [2]			
Number of properties	103	97	61
Square feet	8,718	20,806	10,562
Net proceeds	$ 1,271,639	$ 2,536,622	$ 1,264,692
Gains on other dispositions of investments in real estate, net	$ 589,391	$ 772,570	$ 252,195

(1)   The gains we recognize in *Gains on Dispositions of Development Properties and Land, Net* are primarily driven by the contribution of newly developed properties to our unconsolidated co-investment ventures and occasionally sales to a third party.

(2)   In 2021, we sold our ownership interest in an unconsolidated other venture.

Leases

As a Lessor

We lease our real estate properties to customers under agreements that are classified primarily as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Our weighted average lease term remaining was 55 months based on square feet for all leases in effect at December 31, 2022.

The following table summarizes the minimum lease payments due from our customers on leases for space in our operating properties, prestabilized and under development properties, other real estate investments and assets held for sale or contribution at December 31, 2022 (in thousands):

2023	$	4,404,367
2024		4,221,731
2025		3,800,708
2026		3,231,191
2027		2,578,599
Thereafter		9,452,245
Total	$	**27,688,841**

These amounts do not reflect future rental revenue from the renewal or replacement of existing leases and exclude reimbursements of operating expenses along with rental increases that are not fixed.

As a Lessee

We had approximately 135 and 120 land and office space leases in which we were the lessee at December 31, 2022 and 2021, respectively, which primarily qualify as operating leases with remaining lease terms of 1 to 87 years at December 31, 2022. Our lease liabilities were $638.8 million and $448.4 million at December 31, 2022 and 2021, respectively.

The following table summarizes the fixed, future minimum rental payments, excluding variable costs, for leases that had commenced at December 31, 2022, with amounts discounted at lease commencement by our incremental borrowing rates to calculate the lease liabilities of our leases (in thousands):

2023	$	62,061
2024		71,709
2025		56,349
2026		47,443
2027		39,642
Thereafter		1,144,025
Total undiscounted rental payments		1,421,229
Less imputed interest		782,418
Total lease liabilities	$	**638,811**

The weighted average remaining lease term for these leases was 31 and 28 years at December 31, 2022 and 2021, respectively. We do not include renewal options in the lease term for calculating the lease liability unless we are reasonably certain we will exercise the option or the lessor has the sole ability to exercise the option. The weighted average discount rate was 3.4% and 3.2% at December 31, 2022 and 2021, respectively. We assigned a collateralized interest rate to each lease based on the term of the lease and the currency in which the lease was denominated.

NOTE 5. UNCONSOLIDATED ENTITIES

Summary of Investments

We have investments in entities through a variety of ventures. We co-invest in entities that own multiple properties with partners and investors and we provide asset management and property management services to these entities, which we refer to as co-investment ventures. These entities may be consolidated or unconsolidated depending on the structure, our partner's participation and other rights and our level of control of the entity. This note details our investments in unconsolidated co-investment ventures, which are related parties and accounted for using the equity method of accounting. See Note 11 for more detail regarding our consolidated investments that are not wholly owned.

We also have investments in other ventures, generally with one partner, which we account for using the equity method. We refer to our investments in both unconsolidated co-investment ventures and other ventures, collectively, as unconsolidated entities.

The following table summarizes our investments in and advances to unconsolidated entities at December 31 (in thousands):

	2022	2021
Unconsolidated co-investment ventures	$ 8,073,927	$ 7,825,455
Other ventures [1]	1,624,971	785,503
Total	**$ 9,698,898**	**$ 8,610,958**

(1)   In 2022, we completed the Duke Transaction and acquired an equity method investment in several other ventures.

Unconsolidated Co-Investment Ventures

The following table summarizes our investments in the individual co-investment ventures at December 31 (dollars in thousands):

Co-Investment Venture	Ownership Percentage		Investment in and Advances to	
	2022	2021	2022	2021
Prologis Targeted U.S. Logistics Fund, L.P. ("USLF")	26.2%	27.0%	$2,397,544	$2,393,232
FIBRA Prologis [1]	47.9%	47.3%	888,710	694,590
Prologis European Logistics Partners ("PELP") [2] [3]	50.0%	50.0%	1,949,002	2,097,332
Prologis European Logistics Fund ("PELF") [3]	23.8%	23.8%	1,837,615	1,605,253
Prologis UK Logistics Venture ("UKLV") [2] [3]	-	15.0%	-	9,243
Nippon Prologis REIT, Inc. ("NPR") [4]	15.1%	15.1%	614,933	684,029
Prologis China Core Logistics Fund, LP ("PCCLF")	15.5%	15.3%	92,863	75,922
Prologis China Logistics Venture I, LP, II, LP and III, LP ("Prologis China Logistics Venture") [2]	15.0%	15.0%	111,906	120,283
Prologis Brazil Logistics Venture ("PBLV") and other joint ventures [2]	20.0%	20.0%	181,354	145,571
Total			**$8,073,927**	**$7,825,455**

(1)   At December 31, 2022, we owned 489.1 million units of FIBRA Prologis that had a closing price of Ps 55.83 ($2.88) per unit on the Mexican Stock Exchange. We have granted FIBRA Prologis a right of first refusal with respect to stabilized properties that we plan to sell in Mexico.

(2)   We have one partner in each of these co-investment ventures.

(3)   In December 2021, UKLV sold its operating properties to our unconsolidated co-investment ventures, PELF and PELP, and its land to us and recognized the related gains upon disposition. At December 31, 2021, there was a $9.2 million outstanding receivable balance that was paid in the second quarter of 2022.

(4)   At December 31, 2022, we owned 0.4 million units of NPR that had a closing price of ¥308,500 ($2,339) per share on the Tokyo Stock Exchange. For any properties we develop and plan to sell in Japan, we have committed to offer those properties to NPR if we determine the properties meet NPR's investment objectives.

At December 31, 2022 and 2021, we had receivables from NPR of $161.4 million and $175.2 million, respectively, related to customer security deposits that originated through a leasing company owned by us that pertain to properties previously contributed to NPR. We have a corresponding payable to NPR's customers in *Other Liabilities*. These amounts are repaid to us as the leases turn over.

The amounts recognized in *Strategic Capital Revenues* and *Earnings from Unconsolidated Entities, Net* depend on the size, real estate valuations, operations and transactions of the unconsolidated co-investment ventures, the timing of revenues earned through promotes and transactional fees, as well as fluctuations in foreign currency exchange rates and our ownership interest. We recognized *Strategic Capital Expenses* for direct costs associated with the asset management of these ventures, allocated property-level management and leasing costs for the properties owned by the ventures and compensation expenses under the PPP. For additional discussion on the PPP, see Note 12.

The following table summarizes the *Strategic Capital Revenues* we recognized in the Consolidated Statements of Income related to our unconsolidated co-investment ventures for the years ended December 31 (in thousands):

	2022	2021	2020
Recurring fees	$ 455,385	$ 395,765	$ 318,423
Transactional fees	67,048	78,552	65,804
Promote revenue [1]	503,779	77,199	239,268
Total strategic capital revenues from unconsolidated co-investment ventures [2]	**$ 1,026,212**	**$ 551,516**	**$ 623,495**

(1)   Includes promote revenue earned primarily from PELF in September 2022 and USLF in June 2020.

(2)   These amounts exclude strategic capital revenues from other ventures.

The following table summarizes the key property information, financial position and operating information of our unconsolidated co-investment ventures on a U.S. GAAP basis (not our proportionate share) and the amounts we recognized in the Consolidated Financial Statements related to these ventures at December 31 and for the years ended December 31 (dollars and square feet in millions):

	U.S.		Other Americas [1]		Europe		Asia		Total	
At:	2022	2021	2022	2021	2022 [2]	2021	2022	2021	2022	2021
Key property information:										
Ventures	1	1	2	2	2	2	3	3	**8**	**8**
Operating properties	739	732	260	254	989	818	217	203	**2,205**	**2,007**
Square feet	123	122	60	56	219	198	89	82	**491**	**458**
Financial position:										
Total assets ($)	12,617	11,619	3,744	3,349	22,502	18,373	9,964	10,746	**48,827**	**44,087**
Third-party debt ($)	3,468	3,069	919	1,052	5,315	3,737	3,811	4,157	**13,513**	**12,015**
Total liabilities ($)	4,143	3,717	1,011	1,116	7,292	5,619	4,279	4,685	**16,725**	**15,137**
Our investment balance ($) [3]	2,398	2,393	1,070	840	3,786	3,712	820	880	**8,074**	**7,825**
Our weighted average ownership [4]	26.2%	27.0%	41.0%	40.8%	31.0%	30.9%	15.2%	15.1%	**27.4%**	**26.9%**

	U.S.			Other Americas [1]			Europe			Asia			Total		
Operating Information:	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
For the years ended:															
Total revenues ($)	1,182	1,039	946	383	321	278	1,424	1,387	1,208	629	653	584	**3,618**	**3,400**	**3,016**
Net earnings ($)	292	312	169	137	120	91	493	1,070	390	114	160	255	**1,036**	**1,662**	**905**
Our earnings from unconsolidated co-investment ventures, net ($)	79	82	46	47	43	34	150	214	121	19	27	39	**295**	**366**	**240**

(1)   PBLV and our other Brazilian joint ventures are combined as one venture for the purpose of this table.

(2)   In September 2022, PELF acquired a real estate portfolio that primarily included 125 industrial operating properties.

(3)   Prologis' investment balance is presented at our adjusted basis. The difference between our ownership interest of a venture's equity and our investment balance at December 31, 2022 and 2021, results principally from four types of transactions: (i) deferred gains from the contribution of property to a venture prior to January 1, 2018 ($546.9 million and $559.7 million, respectively); (ii) recording additional costs associated with our investment in the venture ($90.4 million and $96.6 million, respectively); (iii) receivables, principally for fees and promotes ($193.7 million and $149.5 million, respectively); and (iv) customer security deposits retained subsequent to property contributions to NPR, as discussed above.

(4)   Represents our weighted average ownership interest in all unconsolidated co-investment ventures based on each entity's contribution of total assets before depreciation, net of other liabilities.

Equity Commitments Related to Certain Unconsolidated Co-Investment Ventures

Certain unconsolidated co-investment ventures have equity commitments from us and our venture partners. Our venture partners fulfill their equity commitment with cash. We may fulfill our equity commitment through contributions of properties or cash. The commitments are generally used for the acquisition or development of properties but may be used for the repayment of debt or other general uses. The venture may obtain financing for the acquisition of properties and therefore the acquisition price of additional investments that the venture could make may be more than the equity commitment. Depending on market conditions, the investment objectives of the ventures, our liquidity needs and other factors, we may make additional contributions of properties or additional cash investments in these ventures.

At December 31, 2022, our outstanding equity commitments were $287.6 million, principally for Prologis China Logistics Venture. The equity commitments expire from 2023 to 2028 if they have not been previously called. Typically, equity commitments are used for future development and acquisitions in the unconsolidated co-investment ventures.

NOTE 6. ASSETS HELD FOR SALE OR CONTRIBUTION

We had investments in certain real estate properties that met the criteria to be classified as held for sale or contribution at December 31, 2022 and 2021. At the time of classification, these properties were expected to be sold to third parties or were recently stabilized and expected to be contributed to unconsolidated co-investment ventures within twelve months. The amounts included in *Assets Held for Sale or Contribution* represented real estate investment balances and the related assets and liabilities.

Assets held for sale or contribution consisted of the following at December 31 (dollars and square feet in thousands):

	2022	2021
Number of operating properties	21	14
Square feet	4,061	5,486
Total assets held for sale or contribution	$ 531,257	$ 669,688
Total liabilities associated with assets held for sale or contribution – included in *Other Liabilities*	$ 4,536	$ 10,631

NOTE 7. OTHER ASSETS AND OTHER LIABILITIES

The following table summarizes our other assets, net of amortization and depreciation, and other liabilities, net of amortization, if applicable, at December 31 (in thousands):

	2022	2021
Acquired lease intangibles [1]	$ 1,183,006	$ 552,517
Lease right-of-use assets [2]	735,430	459,364
Rent leveling	715,679	578,960
Leasing commissions	650,127	520,778
Accounts receivable	377,996	424,240
Prepaid assets	239,483	153,591
Derivative assets	227,236	91,047
Value added taxes receivable	143,317	133,034
Fixed assets	119,897	118,044
Other notes receivable	116,537	35,970
Management contracts	11,048	12,282
Deferred income taxes	5,732	8,926
Other	276,011	223,701
Total other assets	**$ 4,801,499**	**$ 3,312,454**
Acquired lease intangibles [1]	$ 2,373,050	$ 198,894
Lease liabilities [2]	638,811	448,445
Tenant security deposits	419,409	373,432
Unearned rents	305,299	164,669
Environmental liabilities	209,935	86,920
Deferred income taxes	99,757	75,007
Indemnification liability	44,356	44,416
Deferred income	24,481	21,699
Value added taxes payable	15,160	17,556
Derivative liabilities	6,682	9,675
Liabilities associated with assets held for sale or contribution	4,536	10,631
Other	305,033	324,845
Total other liabilities	**$ 4,446,509**	**$ 1,776,189**

(1)   Included in acquired lease intangible assets and liabilities were $832.5 million of intangible assets and $2.3 billion of intangible liabilities from the Duke Transaction, respectively. These assets and liabilities will be amortized over the terms of the respective leases with a weighted average remaining lease term of 64 months. See Note 3 for more information.

(2)   For the amortization of the future minimum rental payments into rental expense and G&A expense on our land and office leases, respectively, refer to Note 4.

The following table summarizes the expected future amortization of leasing commissions and forgone rent (included in acquired lease intangibles above) into amortization expense and above and below market leases (included in acquired lease intangibles above) and rent leveling net assets into rental revenues, all based on the balances at December 31, 2022 (in thousands):

	Amortization Expense	Net Increase to Rental Revenues
2023	$ 421,196	$ 479,339
2024	323,562	343,066
2025	257,560	231,108
2026	202,120	157,520
2027	152,028	112,213
Thereafter	376,559	234,017
Total	**$ 1,733,025**	**$ 1,557,263**

NOTE 8. DEBT

All debt is incurred by the OP or its consolidated subsidiaries. The following table summarizes our debt at December 31 (dollars in thousands):

	2022			2021		
	Weighted Average		Amount	Weighted Average		Amount
	Interest Rate [1]	Years [2]	Outstanding [3]	Interest Rate [1]	Years [2]	Outstanding [3]
Credit facilities [4]	4.2%	2.8	$ 1,538,461	0.8%	1.6	$ 491,393
Senior notes [4] [5]	2.3%	10.3	19,786,253	1.7%	11.6	14,981,690
Term loans and unsecured other [4]	2.3%	4.9	2,106,592	0.5%	4.2	1,825,195
Secured mortgage [4] [6]	3.0%	4.3	444,655	5.1%	4.7	416,776
Total	**2.5%**	**9.2**	**$ 23,875,961**	**1.6%**	**10.4**	**$ 17,715,054**

(1)   The weighted average interest rates presented represent the effective interest rates (including amortization of debt issuance costs and noncash premiums or discounts) at the end of the period for the debt outstanding and include the impact of designated interest rate swaps, which effectively fix the interest rate on certain variable rate debt.

(2)   The weighted average years represents the remaining maturity in years on the debt outstanding at period end.

(3)   We borrow in the functional currencies of the countries where we invest. Included in the outstanding balances at December 31 were borrowings denominated in the following currencies:

	2022			2021		
	Weighted Average Interest Rate	Amount Outstanding	% of Total	Weighted Average Interest Rate	Amount Outstanding	% of Total
British pound sterling	2.1%	$ 1,228,483	5.1%	2.1%	$ 1,376,807	7.8%
Canadian dollar	4.5%	814,491	3.4%	2.7%	283,773	1.6%
Euro	1.3%	7,991,301	33.5%	1.0%	7,408,407	41.8%
Japanese yen	1.0%	3,308,009	13.9%	0.9%	2,878,542	16.2%
U.S. dollar	3.6%	10,533,677	44.1%	2.6%	5,767,525	32.6%
Total	**2.5%**	**$ 23,875,961**	**100.0%**	**1.6%**	**$ 17,715,054**	**100.0%**

(4)   Through the Duke Transaction, we assumed $4.2 billion of debt with a weighted average stated interest rate of 2.3% and 4.9% at fair value consisting of $2.9 billion of senior notes, a $746.4 million line of credit, a $501.2 million term loan and $34.2 million of secured mortgage debt. We paid down the balance on Duke's line of credit subsequent to closing the acquisition.

(5)   Senior notes are due from February 2024 to June 2061 with effective interest rates ranging from 0.3% to 5.3% at December 31, 2022.

(6)   Secured mortgage debt is due from April 2023 to September 2033 with effective interest rates ranging from 0.4% to 7.0% at December 31, 2022. The debt was principally secured by 21 operating properties, two properties under development, one prestabilized property, two other real estate investments and one land parcel with an aggregate undepreciated cost of $1.3 billion at December 31, 2022.

Credit Facilities

In June 2022, we terminated our global senior credit facility (the "2019 Global Facility") and entered into the 2022 Global Facility with a borrowing capacity of up to $3.0 billion (subject to currency fluctuations). We also upsized our second global senior credit facility (the "2021 Global Facility"), increasing its borrowing capacity to $2.0 billion (subject to currency fluctuations). We may draw on both facilities in British pounds sterling, Canadian dollars, euro, Japanese yen, Mexican pesos and U.S. dollars on a revolving basis. During the recast of both facilities, we modified the base rate of the aggregate lender commitments in U.S. dollars from the U.S. dollar London Inter-bank Offered Rate to the Secured Overnight Financing Rate. The 2021 Global Facility is scheduled to initially mature in April 2024 and the 2022 Global Facility in June 2026; however, we can extend the maturity date for each facility by six months on two occasions, subject to the payment of extension fees. We have the ability to increase the 2021 Global Facility to $2.5 billion and the 2022 Global Facility to $4.0 billion, subject to currency fluctuations and obtaining additional lender commitments.

We also have a Japanese yen revolver (the "Yen Credit Facility") with total commitments of ¥55.0 billion ($417.1 million at December 31, 2022). We have the ability to increase the borrowing capacity of the Yen Credit Facility to ¥75.0 billion ($568.7 million at December 31, 2022), subject to obtaining additional lender commitments. The Yen Credit Facility is initially scheduled to mature in July 2024; however, we may extend the maturity date for one year, subject to the payment of extension fees.

We refer to the 2021 Global Facility, the 2022 Global Facility and the Yen Credit Facility, collectively, as our "Credit Facilities." Pricing for the Credit Facilities, including the spread over the applicable benchmark and the rates applicable to facility fees and letter of credit fees, varies based on the public debt ratings of the OP.

The following table summarizes information about our Credit Facility activity and available liquidity (dollars in millions):

	2022		**2021**		**2020**
Credit Facility activity for the years ended December 31:					
Weighted average daily interest rate	1.7%		1.3%		1.1%
Weighted average daily borrowings	$ 519	$	60	$	109
Maximum borrowings outstanding at any month-end	$ 1,538	$	491	$	727
Available liquidity at December 31:					
Aggregate lender commitments					
Credit Facilities	$ 5,441	$	4,940	$	4,119
Less:					
Borrowings outstanding	1,538		491		172
Outstanding letters of credit	38		7		24
Current availability	$ 3,865	$	4,442	$	3,923
Available term loans	-		-		250
Cash and cash equivalents	278		556		598
Total liquidity	$ 4,143	$	4,998	$	4,771

Senior Notes

The senior notes are unsecured and our obligations are effectively subordinated in certain respects to any of our debt that is secured by a lien on real property, to the extent of the value of such real property. The senior notes require interest payments be made quarterly, semi-annually or annually. The majority of the senior notes are redeemable at any time at our option, subject to certain prepayment penalties. Such repurchase and other terms are governed by the provisions of indenture agreements, various note purchase agreements or trust deeds. The following table summarizes the issuances of senior notes during 2022 (principal in thousands):

	Aggregate Principal			**Issuance Date Weighted Average**		
Issuance Date	**Borrowing Currency**		**USD** [1]	**Interest Rate**	**Years**	**Maturity Dates**
January	£	60,000	$ 80,932	2.1%	20.0	December 2041
February [2]	€	1,550,000	$ 1,768,240	1.0%	8.5	February 2024 – 2034
July	¥	30,964,500	$ 226,588	1.4%	15.5	July 2027 – 2042
September [2]	$	650,000	$ 650,000	4.6%	10.3	January 2033
November	C$	500,000	$ 362,511	5.3%	8.2	January 2031
December	¥	24,200,000	$ 177,560	1.8%	13.4	December 2027 – 2037
Total			$ 3,265,831	2.3%	9.8	

(1)   The exchange rate used to calculate into U.S. dollars was the spot rate at the settlement date.

(2)   A portion of the net proceeds from the issuance of these notes were used to finance green projects eligible under our green bond framework.

On October 6, 2022, we completed an exchange offer and consent solicitation for nine series of Duke's senior notes for an aggregate amount of $3.4 billion, with $3.2 billion, or 96%, of the aggregate principal amount being validly tendered for exchange. The validly tendered senior notes were exchanged for notes issued by the OP. As a result of the consent solicitation, we have no separate remaining financial reporting obligations or financial covenants associated with the senior notes assumed in the Duke Transaction. All other terms of the assumed Duke senior notes remained substantially the same.

Early Extinguishment of Debt

We repurchased, redeemed or repaid certain debt before the maturity date in an effort to reduce our borrowing costs and extend our debt maturities. As a result, the difference between the recorded debt (including premiums, discounts and related debt issuance costs) and the consideration we paid to retire the debt, including fees, was recognized as gains or losses. Fees associated with the restructuring of debt that meets the modification criteria, along with existing unamortized premium or discount and debt issuance costs, are amortized over the term of the new debt.

We recognized $20.2 million, $187.5 million and $188.3 million of losses on the early extinguishment of debt in 2022, 2021 and 2020, respectively. The losses during 2021 and 2020 were driven by the redemption of certain higher interest rate senior notes before their stated maturity. We redeemed $1.5 billion of senior notes in 2021, with stated maturities of 2024 and 2025, and $2.6 billion of senior notes in 2020, with stated maturities between 2021 and 2024. The losses in 2020 also included the extinguishment of debt assumed in the Liberty Transaction and IPT Transaction, which represented the excess of the prepayment penalties over the premium recorded upon assumption of the debt.

Term Loans

The following table summarizes our outstanding term loans at December 31 (dollars and borrowing currency in thousands):

Term Loan	Borrowing Currency	Issuance Date	Lender Commitment at 2022		Amount Outstanding at 2022	Amount Outstanding at 2021	Interest Rate	Maturity Date
			Borrowing Currency	USD	USD	USD		
2015 Canadian [(1)] Term Loan	CAD	December 2015			$ -	$ 134,173	CDOR + 0.9%	February 2023
March 2017 Yen Term Loan	JPY	March 2017	¥ 12,000,000	$ 90,994	90,994	104,243	0.9% and 1.0%	March 2027 – 2028
October 2017 Yen Term Loan	JPY	October 2017	¥ 10,000,000	$ 75,828	75,828	86,869	0.9%	October 2032
December 2018 Yen Term Loan	JPY	December 2018	¥ 20,000,000	$151,656	151,656	173,738	1.2% and TIBOR + 0.7%	December 2031 – June 2033
January 2019 Yen Term Loan	JPY	January 2019	¥ 15,000,000	$113,742	113,742	130,304	TIBOR + 0.5% to 0.6%	January 2028 – 2030
March 2019 Yen Term Loan	JPY	March 2019	¥ 85,000,000	$644,540	644,540	738,388	TIBOR + 0.4%	March 2026
June 2022 Yen Term Loan	JPY	June 2022	¥ 25,000,000	$189,570	189,570	-	1.1% and 1.2%	June 2032 - 2034
2022 Canadian Term Loan [(1)]	CAD	August 2022	C$ 300,000	$221,593	221,593	-	CDOR + spread	August 2025
2022 U.S. Dollar Term Loan [(2)]	USD	October 2022	$ 500,000	$500,000	500,000	-	SOFR + 0.1%	March 2025
December 2022 Yen Term Loan	JPY	December 2022	¥ 15,000,000	$113,742	113,742	-	1.4%	December 2033
Subtotal					2,101,665	1,367,715		
Debt issuance costs, net					(5,007)	(5,169)		
Total term loans					**$ 2,096,658**	**$ 1,362,546**		

(1)   In July 2022, we paid down our existing term loan in Canada of CAD $170.5 million ($133.5 million) and entered into a new term loan in Canada ("2022 Canadian Term Loan") for CAD $300.0 million ($221.6 million at December 31, 2022), bearing interest at the Canada Dollar Offered Rate ("CDOR") plus a spread over the applicable benchmark. We can extend the maturity date on the 2022 Canadian Term Loan by one year on two occasions, subject to the payment of extension fees. As the CDOR interest rate will transition to the Canadian Overnight Repo Rate Average prior to June 30, 2024, we anticipate modifying the interest rate on this loan prior to this transition and do not expect it to have a material impact on our Consolidated Financial Statements.

(2)   This term loan was acquired in the Duke Transaction.

Other Debt

In December 2021, we entered into a loan for €400.0 million ($453.0 million at December 31, 2021) with an interest rate of -0.5% and a maturity of June 2022. This loan matured in 2022.

Long-Term Debt Maturities

Scheduled principal payments due on our debt for each year through the period ended December 31, 2027, and thereafter were as follows at December 31, 2022 (in thousands):

Maturity	Credit Facilities		Unsecured Senior Notes		Term Loans and Other		Secured Mortgage		Total	
2023 [1]	$	-	$	-	$	-	$	32,940	$	32,940
2024 [2]		486,795		319,980		-		95,379		902,154
2025 [3]		-		37,914		722,711		146,793		907,418
2026 [4]		1,051,666		1,308,179		644,605		68,434		3,072,884
2027		-		1,746,859		54,348		4,156		1,805,363
Thereafter		-		16,949,473		688,869		89,135		17,727,477
Subtotal		1,538,461		20,362,405		2,110,533		436,837		24,448,236
Unamortized premiums (discounts), net		-		(490,968)		1,066		8,766		(481,136)
Unamortized debt issuance costs, net		-		(85,184)		(5,007)		(948)		(91,139)
Total	**$**	**1,538,461**	**$**	**19,786,253**	**$**	**2,106,592**	**$**	**444,655**	**$**	**23,875,961**

(1)   We expect to repay the amounts maturing in the next twelve months with cash generated from operations, proceeds from dispositions of real estate properties, or as necessary, with additional borrowings.

(2)   Included in the 2024 maturities is the 2021 Global Facility and Yen Credit Facility that can be extended until 2025.

(3)   Included in the 2025 maturities is the 2022 Canadian Term Loan that can be extended until 2027.

(4)   Included in the 2026 maturities is the 2022 Global Facility that can be extended until 2027.

Interest Expense

The following table summarizes the components of interest expense for the years ended December 31 (in thousands):

	2022		2021		2020	
Gross interest expense	$	345,398	$	299,115	$	348,427
Amortization of debt discounts (premiums), net		6,602		(7,478)		(6,741)
Amortization of debt issuance costs, net		17,134		16,134		14,600
Interest expense before capitalization	$	369,134	$	307,771	$	356,286
Capitalized amounts		(60,097)		(41,543)		(41,779)
Net interest expense	**$**	**309,037**	**$**	**266,228**	**$**	**314,507**
Total cash paid for interest, net of amounts capitalized	**$**	**234,131**	**$**	**278,861**	**$**	**309,390**

Financial Debt Covenants

Our senior notes, term loans and Credit Facilities outstanding at December 31, 2022 were subject to certain financial covenants under their related documents. At December 31, 2022, we were in compliance with all of our financial debt covenants.

Guarantee of Finance Subsidiary Debt

We have finance subsidiaries as part of our operations in Europe (Prologis Euro Finance LLC), Japan (Prologis Yen Finance LLC) and the U.K. (Prologis Sterling Finance LLC) in order to mitigate our foreign currency risk by borrowing in the currencies in which we invest. These entities are 100% indirectly owned by the OP and all unsecured debt issued or to be issued by each entity is or will be fully and unconditionally guaranteed by the OP. There are no restrictions or limits on the OP's ability to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 13-01 of Regulation S-X, the separate financial statements of Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC are not provided.

NOTE 9. STOCKHOLDERS' EQUITY OF PROLOGIS, INC.

Shares Authorized

At December 31, 2022, 2.1 billion shares were authorized to be issued by the Parent, of which 2.0 billion shares represent common stock and 0.1 billion shares represent preferred stock. Our board of directors (the "Board") may, without stockholder approval, classify or reclassify any unissued shares of our stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of such shares.

Common Stock

Our at-the-market program allows us to sell up to $1.5 billion in aggregate gross sales proceeds of shares of common stock through twenty designated agents. These agents earn a fee of up to 2% of the gross sales price per share of common stock as agreed to on a transaction-by-transaction basis. We have not issued any shares of common stock under this program.

On October 3, 2022, we issued 182.7 million common shares in the Duke Transaction. On February 4, 2020, we issued 106.7 million common shares in the Liberty Transaction. See Note 3 for more detail on these transactions.

Under the 2020 Long-Term Incentive Plan, certain of our employees and outside directors are able to participate in equity-based compensation plans. See Note 12 for additional information on equity-based compensation plans.

Share Purchase Program

We have a share purchase program for the repurchase of outstanding shares of our common stock on the open market or in privately negotiated transactions for an aggregate purchase price of up to $1.0 billion. In 2020, we repurchased and retired 0.5 million shares of common stock for an aggregate price of $34.8 million at a weighted average price of $64.66 per share on the open market.

Preferred Stock

In 2020, we repurchased approximately 0.1 million shares of Series Q preferred stock and recognized a loss of $2.3 million, which primarily represented the difference between the repurchase price and the carrying value of the preferred stock, net of original issuance costs.

At December 31, 2022 and 2021 our Series Q preferred stock outstanding had a dividend rate of 8.54% and will be redeemable at our option on or after November 13, 2026. Holders have, subject to certain conditions, limited voting rights and all holders are entitled to receive cumulative preferential dividends based on liquidation preference. The dividends are payable quarterly when, and if, they have been declared by the Board, out of funds legally available for the payment of dividends.

Ownership Restrictions

For us to qualify as a REIT, five or fewer individuals may not own more than 50% of the value of our outstanding stock at any time during the last half of our taxable year. Therefore, our charter restricts beneficial ownership (or ownership generally attributed to a person under the REIT rules), by a person, or persons acting as a group, of issued and outstanding common and preferred stock that would cause that person to own or be deemed to own more than 9.8% (by value or number of shares, whichever is more restrictive) of our issued and outstanding common stock. Furthermore, subject to certain exceptions, no person shall at any time directly or indirectly acquire ownership of more than 25% of any of the preferred stock. These provisions assist us in protecting and preserving our REIT status and protect the interests of stockholders in takeover transactions by preventing the acquisition of a substantial block of outstanding shares of stock.

Shares of stock owned by a person or group of people in excess of these limits are subject to redemption by us. The provision does not apply where a majority of the Board, in its sole and absolute discretion, waives such limit after determining that our status as a REIT for federal income tax purposes will not be jeopardized.

Dividends

To comply with the REIT requirements of the IRC, we are generally required to make common and preferred stock dividends (other than capital gain distributions) to our stockholders in amounts that together at least equal (i) the sum of (a) 90% of our "REIT taxable income" computed without regard to the dividends paid deduction and net capital gains and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) certain excess noncash income. Our common stock distribution policy is to distribute a percentage of our cash flow that ensures that we will meet the distribution requirements of the IRC and that allows us to also retain cash to meet other needs, such as capital improvements and other investment activities.

The taxability of our dividends for the years ended December 31, 2022, 2021 and 2020 are presented below. The taxability of dividends paid in 2022 was based on management's estimates as our tax return for the year ended December 31, 2022 has not been filed. As the statute of limitations is generally three years, our tax returns for certain years remain subject to examination and consequently the taxability of the dividends is subject to change.

In 2022, 2021 and 2020, we paid all of our dividends in cash.

The following summarizes the taxability of our common and preferred stock dividends for the years ended December 31:

	2022 [1]	2021	2020
Common Stock:			
Ordinary income	$ 3.08	$ 2.45	$ 2.12
Qualified dividend	0.02	0.00	0.00
Capital gains	0.06	0.07	0.20
Total distribution	$ 3.16	$ 2.52	$ 2.32
Preferred Stock – Series Q:			
Ordinary income	$ 4.16	$ 4.15	$ 3.96
Qualified dividend	0.02	0.01	0.02
Capital gains	0.09	0.11	0.29
Total dividend	$ 4.27	$ 4.27	$ 4.27

(1)   Taxability for 2022 is estimated.

Common stock dividends are characterized for federal income tax purposes as ordinary income, qualified dividend, capital gains, non-taxable return of capital or a combination of the four. Common stock dividends that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and generally reduce the stockholder's basis in the common stock. To the extent that a dividend exceeds both current and accumulated earnings and profits and the stockholder's basis in the common stock, it will generally be treated as a gain from the sale or exchange of that stockholder's common stock. At the beginning of each year, we notify our stockholders of the taxability of the common stock dividends paid during the preceding year.

Pursuant to the terms of our preferred stock, we are restricted from declaring or paying any dividend with respect to our common stock unless and until all cumulative dividends with respect to the preferred stock have been paid and sufficient funds have been set aside for dividends that have been declared for the relevant dividend period with respect to the preferred stock.

NOTE 10. PARTNERS' CAPITAL OF PROLOGIS, L.P.

Distributions paid on the common limited partnership units, and the taxability of those distributions, are similar to dividends paid on the Parent's common stock disclosed above.

On October 3, 2022, we issued 2.1 million common limited partnership units in the OP in the Duke Transaction. On February 4, 2020, we issued 2.3 million common limited partnership units in the OP in the Liberty Transaction. See Note 3 for more detail on these transactions. Additionally, we issued 1.0 million limited partnership units to our partner as partial consideration for the acquisition of additional ownership interest in an unconsolidated other venture in 2021 and 0.5 million limited partnership units as partial consideration for the acquisition of other properties in 2020.

We issued Class A Units in the OP through an acquisition of a portfolio of properties in 2015. The Class A Units generally have the same rights as the existing common limited partnership units of the OP, except that the Class A Units are entitled to a quarterly distribution equal to $0.64665 per unit so long as the common limited partnership units receive a quarterly distribution of at least $0.40 per unit (in the event the common limited partnership units receive a quarterly distribution of less than $0.40 per unit, the Class A Unit distribution would be reduced by a proportionate amount). Class A Units are convertible into common limited partnership units at an initial conversion rate of one-for-one. The conversion rate will be increased or decreased to the extent that, at the time of conversion, the net present value of the distributions paid with respect to the Class A Units are less or more than the distributions paid on common limited partnership units from the time of issuance of the Class A Units until the time of conversion. At December 31, 2022 and 2021, the Class A Units were convertible into 8.0 million common limited partnership units. The OP may redeem the Class A Units at any time after October 7, 2025, for an amount in cash equal to the then-current number of the common limited partnership units into which the Class A Units are convertible, multiplied by $43.11, subject to the holders' right to convert the Class A Units into common limited partnership units. Distributions paid to the Class A Units were $2.58660 annually during the years ended December 31, 2022, 2021 and 2020.

NOTE 11. NONCONTROLLING INTERESTS

Prologis, L.P.

We report noncontrolling interests related to several entities we consolidate but of which we do not own 100% of the equity. These entities include two real estate partnerships that have issued limited partnership units to third parties. Depending on the specific partnership agreements, these limited partnership units are redeemable for cash or, at our option, shares of the Parent's common stock, generally at a rate of one share of common stock to one limited partnership unit. We also consolidate certain entities in which we do not own 100% of the equity but the equity of these entities is not exchangeable into our common stock.

As discussed in Note 1, the Parent has complete responsibility, power and discretion in the day-to-day management of the OP. The Parent, through its majority interest, has the right to receive benefits from and incur losses of the OP. In addition, the OP does not have either substantive liquidation rights or substantive kick-out rights without cause or substantive participating rights that could be exercised by a simple majority of noncontrolling interests. The absence of such rights renders the OP as a VIE. Accordingly, the Parent is the primary beneficiary and therefore consolidates the OP.

Prologis, Inc.

The noncontrolling interests of the Parent include the noncontrolling interests described above for the OP, as well as the limited partnership units in the OP that are not owned by the Parent. The outstanding limited partnership units receive quarterly cash distributions equal to the quarterly dividends paid on our common stock pursuant to the terms of the applicable partnership agreements.

The following table summarizes these entities at December 31 (dollars in thousands):

	Our Ownership Percentage		Noncontrolling Interests		Total Assets		Total Liabilities	
	2022	2021	2022	2021	2022	2021	2022	2021
Prologis U.S. Logistics Venture	55.0%	55.0%	$3,182,858	$3,264,337	$7,225,438	$7,397,195	$158,453	$147,545
Other consolidated entities [1]	various	various	134,909	133,201	1,737,311	1,453,236	259,524	162,598
Prologis, L.P.			**3,317,767**	**3,397,538**	**8,962,749**	**8,850,431**	**417,977**	**310,143**
Limited partners in Prologis, L.P. [2][3]			1,308,044	917,799	-	-	-	-
Prologis, Inc.			**$4,625,811**	**$4,315,337**	**$8,962,749**	**$8,850,431**	**$417,977**	**$310,143**

(1)   Includes two partnerships that have issued limited partnership units to third parties, as discussed above, along with various other consolidated entities. The limited partnership units outstanding at December 31, 2022 and 2021 were exchangeable into cash or, at our option, 0.3 million shares of the Parent's common stock.

(2)   We had 8.6 million Class A Units at December 31, 2022 and 2021 that were convertible into 8.0 million limited partnership units of the OP at the end of each year. See Note 10 for further discussion of our Class A Units.

(3)   There were limited partnership units in the OP, excluding the Class A Units, that were exchangeable into cash or, at our option, 10.0 million and 8.4 million shares of the Parent's common stock, at December 31, 2022 and 2021, respectively. Also included are the vested OP Long-Term Incentive Plan Units ("LTIP Units") associated with our long-term compensation plans of 4.6 million and 4.0 million shares of the Parent's common stock at December 31, 2022 and 2021, respectively. See further discussion of LTIP Units in Note 12.

NOTE 12. LONG-TERM COMPENSATION

2020 Long-Term Incentive Plan

In 2020, our stockholders approved the 2020 Long-Term Incentive Plan ("2020 LTIP"), which replaced the 2012 Long-Term Incentive Plan ("2012 LTIP"). After approval of the 2020 LTIP, no further awards could be made under the 2012 LTIP and outstanding awards previously granted under the 2012 LTIP will remain outstanding in accordance with the awards' terms.

The 2020 LTIP provides for grants of awards to officers, directors, employees and consultants of the Parent or its subsidiaries. Awards can be in the form of: full value awards, stock appreciation rights and stock options (non-qualified options and incentive stock options). Full value awards generally consist of: (i) common stock; (ii) restricted stock units ("RSUs"); (iii) OP LTIP units ("LTIP Units") and (iv) Prologis Outperformance Plan ("POP") OP LTIP units ("POP LTIP Units"). The equity-based compensation plans and programs under which awards can be made were not changed under the 2020 LTIP. Awards may be made under the 2020 LTIP until it is terminated by the Board or until the ten-year anniversary of the effective date of the plan.

The awards have been issued under the following components of our equity-based compensation plans and programs at December 31, 2022: (i) POP; (ii) Prologis Promote Plan ("PPP"); (iii) annual long-term incentive ("LTI") equity award program ("Annual LTI Award");

and (iv) annual bonus exchange program. Under all of these components, certain employees may elect to receive their equity award payout either in the form of RSUs or other equity of the Parent or LTIP Units of the OP.

At December 31, 2022, we had 33.3 million shares reserved or available for issuance, including 5.7 million shares of common stock to be issued upon vesting of awards previously granted and 21.0 million shares of common stock remaining available for future issuance under equity compensation plans. Each LTIP Unit and POP LTIP Unit counts as one share of common stock for purposes of calculating the limit on shares that may be issued.

Equity-Based Compensation Plans and Programs

Prologis Outperformance Plan ("POP")

We have allocated participation points or a percentage of the compensation pool to participants under our POP corresponding to three-year performance periods beginning every January 1. The fair value of the awards is measured at the grant date and amortized over the period from the grant date to the date at which the awards vest, which ranges from three to ten years. The performance hurdle ("Outperformance Hurdle") at the end of the initial three-year performance period requires our three-year compound annualized total stockholder return ("TSR") to exceed a threshold set at the three-year compound annualized TSR for the Morgan Stanley Capital International ("MSCI") US REIT Index for the same period plus 100 basis points. If the Outperformance Hurdle is met, a compensation pool will be formed equal to 3% of the excess value created, subject to a maximum as defined by each performance period. POP awards cannot be paid at a time when we meet the outperformance hurdle yet our absolute TSR is negative. If after seven years our absolute TSR has not been positive, the awards will be forfeited.

We granted participation points for the 2022 – 2024 performance period in January 2022, as discussed in the table below. The 2022 – 2024 performance period has an absolute maximum cap of $100 million. If an award is earned at the end of the initial three-year performance period, then 20% of the POP award is paid at the end of the initial performance period and the remaining 80% is subject to additional seven-year cliff vesting. The 20% that is paid at the end of the initial three-year performance period is subject to an additional three-year holding requirement.

Each participant is eligible to receive a percentage of the total compensation pool based on the number of participation points allocated to the participant, or in the case of certain executive officers, a set percentage of the compensation pool. If the performance criteria are met, the participants' points or compensation pool percentage will be paid in the form of common stock, restricted stock units, POP LTIP Units or LTIP Units, as elected by the participant. Annually, a participant may exchange their participation points or compensation pool percentage for POP LTIP Units. If the performance criteria are not met, the participants' points, compensation pool percentage and POP LTIP Units will be forfeited.

At December 31, 2022, all awards were equity classified. The initial valuation was calculated using a Monte Carlo valuation model.

The following table details the assumptions used for each grant based on the year it was granted (dollars in thousands):

	2022	2021	2020
Risk free interest rate	1.0%	0.2%	1.7%
Prologis expected volatility	31.0%	32.0%	19.0%
MSCI US REIT Index expected volatility	29.0%	29.0%	13.0%
Aggregate fair value	$ 30,400	$ 30,300	$ 28,800

Total remaining compensation cost related to the POP at December 31, 2022, was $62.5 million, prior to adjustments for capitalized amounts due to our development activities. The remaining compensation cost will be recognized through 2031, with a weighted average period of 2.8 years.

The performance criteria were met for the 2020 – 2022, 2019 – 2021, 2018 – 2020, and 2017 – 2019 performance periods at the end of the initial three-year performance period, which resulted in awards being earned in January 2023, 2022, 2021 and 2020, respectively, in the form of the awards listed below. See below for details on these performance periods (dollars, shares and units in thousands, except average price):

	2020 – 2022	2019 – 2021	2018 – 2020	2017 – 2019 [1]
Performance pool	$ 100,000	$ 100,000	$ 100,000	$ 142,133
Common stock shares	53	34	61	443
Restricted stock units	211	134	242	-
POP LTIP Units and LTIP Units	623	426	701	930
Average price used to determine number of awards	$ 112.74	$ 168.37	$ 99.67	$ 103.56

(1)   These performance period amounts include awards earned subsequent to the initial three-year performance period. One-third of the remaining compensation pool in excess of the $75.0 million aggregate initial award amounts can be earned at the end of each

of the three years following the end of the initial three-year performance period if our performance meets or exceeds the MSCI US REIT Index at the end of each of such three years.

The tables below include POP awards that were earned but are unvested while any vested awards are reflected within the Consolidated Statements of Equity and Capital. The initial grant date fair value derived using a Monte Carlo valuation model was used in determining the grant date fair value per unit in the award tables below.

Other Equity-Based Compensation Plans and Programs

Awards may be issued in the form of RSUs or LTIP Units at the participants' elections under the following equity-based compensation plans and programs. RSUs and LTIP Units are valued based on the market price of the Parent's common stock on the date the award is granted and the grant date value is charged to compensation expense over the service period. The service period is generally four years, except for awards under the annual bonus exchange program. Dividends and distributions are paid with respect to both RSUs and LTIP Units during the vesting period, and therefore they are considered participating securities. We do not allocate undistributed earnings to participating securities as our net earnings per share or unit would not be materially different. The value of the dividend is charged to retained earnings for RSUs and the distribution is charged to *Net Earnings Attributable to Noncontrolling Interests* in the OP for LTIP Units in the Consolidated Financial Statements of the Parent.

Prologis Promote Plan ("PPP")

Under the PPP, we establish a compensation pool for certain employees up to 40% of the third-party portion of promotes earned by Prologis from the co-investment ventures. The awards may be settled in some combination of cash and full value awards, at our election.

Annual LTI Equity Award Program ("Annual LTI Award")

The Annual LTI Award provides for grants to certain employees subject to our performance against benchmark indices that relate to the most recent year's performance.

Annual Bonus Exchange Program

Under our bonus exchange program, generally all our employees may elect to receive all or a portion of their annual cash bonus in equity. Equity awards granted through the bonus exchange are valued at a premium to the cash bonus exchanged and vest over three years, excluding certain executive officers. As certain executive officers do not receive a bonus exchange premium for participating in the bonus exchange program, the equity they receive upon exchange for their cash bonuses does not have a vesting period.

Summary of Award Activity

RSUs

Each RSU represents the right to receive one share of common stock of the Parent.

The following table summarizes the activity for RSUs for the year ended December 31, 2022 (units in thousands):

	Unvested RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2022	1,237	$ 87.87
Granted	838	118.05
Vested and distributed	(502)	96.74
Forfeited	(40)	121.42
Balance at December 31, 2022	**1,533**	**$ 100.59**

The fair value of stock awards granted and vested was $98.9 million and $48.6 million for 2022, respectively, and $74.5 million and $32.6 million for 2021 respectively, based on the weighted average grant date fair value per unit.

Total remaining compensation cost related to RSUs outstanding, excluding POP, at December 31, 2022, was $90.9 million, prior to adjustments for capitalized amounts due to our development activities. The remaining compensation cost will be recognized through 2026, with a weighted average period of 1.4 years.

LTIP Units

An LTIP Unit represents a partnership interest in the OP. After vesting and the satisfaction of certain conditions, an LTIP Unit may be exchangeable for a common limited partnership unit in the OP and then redeemable for a share of common stock or cash at our option.

The following table summarizes the activity for LTIP Units for the year ended December 31, 2022 (units in thousands):

	Unvested LTIP Units	Weighted Average Grant Date Fair Value
Balance at January 1, 2022	3,317	$ 61.65
Granted	1,831	103.13
Vested LTIP Units	(934)	90.30
Balance at December 31, 2022	**4,214**	**$ 73.31**

The fair value of unit awards granted and vested, excluding POP awards, was $188.8 million and $84.3 million for 2022, respectively, and $86.6 million and $82.2 million for 2021, respectively, based on the weighted average grant date fair value per unit.

Total remaining compensation cost related to LTIP Units, excluding POP, at December 31, 2022, was $176.5 million, prior to adjustments for capitalized amounts due to our development activities. The remaining compensation cost will be recognized through 2026, with a weighted average period of 1.4 years.

Other Plans

In 2020, the Prologis 401(k) Plan (the "401(k) Plan") was amended to provide for a new matching employer contribution of $0.50 for every dollar contributed by an employee, up to 12% of the employee's annual compensation (within the statutory compensation limit). The matching employer contribution was previously up to 6% of the employee's annual compensation. In the 401(k) Plan, vesting in the matching employer contributions is based on the employee's years of service, with 100% vesting at the completion of one year of service. Our contributions under the matching provisions were $8.1 million, $5.8 million and $5.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We have a non-qualified savings plan that allows highly compensated employees the opportunity to defer the receipt and income taxation of a certain portion of their compensation in excess of the amount permitted under the 401(k) Plan. There has been no employer matching within this plan in the three-year period ended December 31, 2022.

NOTE 13. INCOME TAXES

Components of Earnings Before Income Taxes

The following table summarizes the components of earnings before income taxes for the years ended December 31 (in thousands):

	2022	2021	2020
Domestic	$2,423,809	$2,208,168	$1,030,609
International	1,267,001	1,114,680	716,479
Earnings before income taxes	**$3,690,810**	**$3,322,848**	**$1,747,088**

Summary of Current and Deferred Income Taxes

The following table summarizes the components of the provision for income taxes for the years ended December 31 (in thousands):

	2022	2021	2020
Current income tax expense (benefit):			
U.S. federal	$ (6,645)	$ 58,906	$ 48,440
International	112,489	103,488	65,720
State and local	16,930	10,542	15,554
Total current income tax expense	122,774	172,936	129,714
Deferred income tax expense (benefit):			
U.S. federal	3,359	2,895	(2,464)
International	9,279	(1,573)	3,208
Total deferred income tax expense	12,638	1,322	744
Total income tax expense	**$ 135,412**	**$ 174,258**	**$ 130,458**

Current Income Taxes

We recognize current income tax expense for the federal and state income taxes incurred by our TRSs and taxes incurred in certain states and foreign jurisdictions. Current income tax expense fluctuates from period to period based primarily on the timing of our taxable income. Taxable income incurred over the last three years was principally due to the following: (i) the contribution of real estate properties to our unconsolidated co-investment ventures and sales to third parties; (ii) recurring and transactional strategic capital fees earned; and (iii) taxable earnings from unconsolidated co-investment ventures. For 2021 and 2020, we had higher current tax expense in the U.S. primarily due to the tax incurred on the sale of assets. Included in 2022 is the reversal of a liability for an uncertain tax position, related to a previous acquisition, due to the expiration of the statute of limitations.

During the years ended December 31, 2022, 2021 and 2020, cash paid for income taxes, net of refunds, was $130.0 million, $148.7 million and $100.7 million, respectively.

Deferred Income Taxes

The deferred income tax expense recognized in 2022, 2021 and 2020 was primarily due to changes in temporary differences and utilization of NOLs.

The following table summarizes the deferred income tax assets and liabilities at December 31 (in thousands):

	2022	2021
Gross deferred income tax assets:		
NOL carryforwards	$ 229,410	$ 272,713
Basis difference – real estate properties	94,610	99,984
Basis difference – equity investments	17,042	8,462
Section 163(j) interest limitation	2,218	1,599
Capital loss carryforward	6,903	14,238
Other – temporary differences	9,250	10,027
Total gross deferred income tax assets	359,433	407,023
Valuation allowance	(295,834)	(337,587)
Gross deferred income tax assets, net of valuation allowance	63,599	69,436
Gross deferred income tax liabilities:		
Basis difference – real estate properties	116,102	104,292
Basis difference – equity investments	40,333	30,276
Other – temporary differences	1,189	949
Total gross deferred income tax liabilities	157,624	135,517
Net deferred income tax liabilities	**$ 94,025**	**$ 66,081**

At December 31, 2022, we had NOL carryforwards as follows (in thousands):

	U.S.	Europe	Mexico	Japan	Other
Gross NOL carryforward	$ 68,491	$ 564,972	$ 161,964	$ 62,563	$ 36,810
Tax-effected NOL carryforward	17,415	142,330	51,290	9,258	9,117
Valuation allowance	16,811	137,055	51,290	9,258	9,117
Net deferred tax asset – NOL carryforward	$ 604	$ 5,275	$ -	$ -	$ -
Expiration periods	2023 – 2042	2023 – indefinite	2023 – 2033	2023 – 2032	2023 – indefinite

The deferred tax asset valuation allowance at December 31, 2022, was adequate to reduce the total deferred tax asset to an amount that we estimate will more likely than not be realized.

Liability for Uncertain Tax Positions

During the years ended December 31, 2022, 2021 and 2020, we believe that we had complied with the REIT requirements of the IRC. The statute of limitations for our tax returns is generally three years. As such, our tax returns that remain subject to examination would be primarily from 2019 and thereafter. Liabilities or any related settlements for uncertain tax positions for the years ended December 31, 2022, 2021 and 2020 were not material to our Consolidated Financial Statements.

NOTE 14. EARNINGS PER COMMON SHARE OR UNIT

We determine basic earnings per share or unit based on the weighted average number of shares of common stock or units outstanding during the period. We compute diluted earnings per share or unit based on the weighted average number of shares or units outstanding combined with the incremental weighted average effect from all outstanding potentially dilutive instruments.

The computation of our basic and diluted earnings per share and unit for the years ended December 31 was as follows (in thousands, except per share and unit amounts):

Prologis, Inc.	2022	2021	2020
Net earnings attributable to common stockholders – Basic	$ 3,358,796	$ 2,933,571	$ 1,473,122
Net earnings attributable to exchangeable limited partnership units [1]	92,236	82,092	41,938
Adjusted net earnings attributable to common stockholders – Diluted	**$ 3,451,032**	**$ 3,015,663**	**$ 1,515,060**
Weighted average common shares outstanding – Basic	785,675	739,363	728,323
Incremental weighted average effect on exchange of limited partnership units [1]	21,803	20,913	20,877
Incremental weighted average effect of equity awards	4,130	4,486	5,214
Weighted average common shares outstanding – Diluted [2]	**811,608**	**764,762**	**754,414**
Net earnings per share attributable to common stockholders:			
Basic	$ 4.28	$ 3.97	$ 2.02
Diluted	$ 4.25	$ 3.94	$ 2.01

Prologis, L.P.	2022	2021	2020
Net earnings attributable to common unitholders	$ 3,450,727	$ 3,015,363	$ 1,514,743
Net earnings attributable to Class A Units	(34,311)	(31,758)	(16,262)
Net earnings attributable to common unitholders – Basic	3,416,416	2,983,605	1,498,481
Net earnings attributable to Class A Units	34,311	31,758	16,262
Net earnings attributable to exchangeable other limited partnership units	305	300	317
Adjusted net earnings attributable to common unitholders – Diluted	**$ 3,451,032**	**$ 3,015,663**	**$ 1,515,060**
Weighted average common partnership units outstanding – Basic	799,153	751,973	740,860
Incremental weighted average effect on exchange of Class A Units	8,026	8,004	8,041
Incremental weighted average effect on exchange of other limited partnership units	299	299	299
Incremental weighted average effect of equity awards of Prologis, Inc.	4,130	4,486	5,214
Weighted average common units outstanding – Diluted [2]	**811,608**	**764,762**	**754,414**
Net earnings per unit attributable to common unitholders:			
Basic	$ 4.28	$ 3.97	$ 2.02
Diluted	$ 4.25	$ 3.94	$ 2.01

(1) Earnings allocated to the exchangeable OP units not held by the Parent have been included in the numerator and exchangeable common units have been included in the denominator for the purpose of computing diluted earnings per share for all periods as the per share and unit amount is the same.

(2) Our total weighted average potentially dilutive shares and units outstanding for the years ended December 31 consisted of the following:

	2022	2021	2020
Class A Units	8,026	8,004	8,041
Other limited partnership units	299	299	299
Equity awards	6,298	6,719	7,798
Prologis, L.P.	**14,623**	**15,022**	**16,138**
Common limited partnership units	13,478	12,610	12,537
Prologis, Inc.	**28,101**	**27,632**	**28,675**

NOTE 15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Derivative Financial Instruments

In the normal course of business, our operations are exposed to market risks, including the effect of changes in foreign currency exchange rates and interest rates. We may enter into derivative financial instruments to offset these underlying market risks. See Note 2 for our derivative financial instruments policy.

The following table presents the fair value of our derivative financial instruments recognized within *Other Assets* and *Other Liabilities* on the Consolidated Balance Sheets at December 31 (in thousands):

	2022		2021	
	Asset	Liability	Asset	Liability
Undesignated derivatives				
Foreign currency contracts				
Forwards				
Brazilian real	$ 35	$ 494	$ 664	$ -
British pound sterling	29,187	648	5,361	3,492
Canadian dollar	12,074	2	2,856	1,790
Chinese renminbi	657	364	-	550
Euro	51,317	2,801	40,484	136
Japanese yen	34,022	2,344	23,341	-
Swedish krona	6,292	-	3,773	201
Designated derivatives				
Foreign currency contracts				
Net investment hedges				
British pound sterling	23,534	-	9,158	2,683
Canadian dollar	24,552	-	5,410	823
Interest rate swaps				
Cash flow hedges				
Euro	44,982	-	-	-
U.S. dollar	584	29	-	-
Total fair value of derivatives	$ 227,236	$ 6,682	$ 91,047	$ 9,675

Undesignated Derivative Financial Instruments

Foreign Currency Contracts

The following table summarizes the activity of our undesignated foreign currency contracts for the years ended December 31 (in millions, except for weighted average forward rates and number of active contracts):

| | 2022 | | | | | | 2021 | | | | | | 2020 | | | | | |
	CAD	EUR	GBP	JPY	Other	Total	CAD	EUR	GBP	JPY	Other	Total	CAD	EUR	GBP	JPY	Other	Total
Notional amounts at January 1 ($)	175	749	383	250	105	**1,662**	163	474	207	252	66	**1,162**	120	581	178	182	46	**1,107**
New contracts ($)	172	658	264	181	92	**1,367**	225	437	308	76	91	**1,137**	88	1,314	364	154	85	**2,005**
Matured, expired or settled contracts ($)	(64)	(806)	(298)	(100)	(116)	**(1,384)**	(213)	(162)	(132)	(78)	(52)	**(637)**	(45)	(1,421)	(335)	(84)	(65)	**(1,950)**
Notional amounts at December 31 ($)	**283**	**601**	**349**	**331**	**81**	1,645	**175**	**749**	**383**	**250**	**105**	1,662	**163**	**474**	**207**	**252**	**66**	1,162
Weighted average forward rate at December 31	1.29	1.18	1.31	109.79			1.26	1.22	1.20	103.14			1.32	1.23	1.32	102.66		
Active contracts at December 31	103	97	90	96			72	86	70	74			58	64	53	59		

The following table summarizes the undesignated derivative financial instruments exercised and associated realized and unrealized gains (losses) in *Foreign Currency and Derivative Gains (Losses) and Other Income (Expense), Net* in the Consolidated Statements of Income for the years ended December 31 (in millions, except for number of exercised contracts):

	2022	2021	2020
Exercised contracts	158	161	173
Realized gains (losses) on the matured, expired or settled contracts	$ 145	$ (8)	$ (6)
Unrealized gains (losses) on the change in fair value of outstanding contracts	$ 39	$ 88	$ (13)

Designated Derivative Financial Instruments

Changes in the fair value of derivatives that are designated as net investment hedges of our foreign operations and cash flow hedges are recorded in *AOCI/L* and reflected within the Other Comprehensive Income (Loss) table below.

Foreign Currency Contracts

The following table summarizes the activity of our foreign currency contracts designated as net investment hedges for the years ended December 31 (in millions, except for weighted average forward rates and number of active contracts):

| | 2022 | | | 2021 | | | 2020 | | |
	CAD	GBP	Total	CAD	GBP	Total	CAD	GBP	Total
Notional amounts at January 1 ($)	535	432	**967**	377	135	**512**	97	387	**484**
New contracts ($)	964	440	**1,404**	535	432	**967**	377	459	**836**
Matured, expired or settled contracts ($)	(965)	(432)	**(1,397)**	(377)	(135)	**(512)**	(97)	(711)	**(808)**
Notional amounts at December 31 ($)	**534**	**440**	974	**535**	**432**	967	**377**	**135**	512
Weighted average forward rate at December 31	1.29	1.28		1.25	1.37		1.31	1.35	
Active contracts at December 31	6	4		6	4		6	1	

Interest Rate Swaps

The following table summarizes the activity of our interest rate swaps designated as cash flow hedges for the years ended December 31 (in millions):

| | 2022 | | | | | 2021 | | | 2020 | | |
	EUR	USD	CAD	JPY	Total	EUR	USD	Total	EUR	USD	Total
Notional amounts at January 1 ($)	165	-	-	-	**165**	165	250	**415**	-	-	**-**
New contracts ($)	1,004	400	184	104	**1,692**	-	-	**-**	165	1,500	**1,665**
Matured, expired or settled contracts ($)	(722)	(250)	(184)	(104)	**(1,260)**	-	(250)	**(250)**	-	(1,250)	**(1,250)**
Notional amounts at December 31 ($)	**447**	**150**	**-**	**-**	**597**	**165**	**-**	**165**	**165**	**250**	**415**

Designated Nonderivative Financial Instruments

The following table summarizes our debt and accrued interest, designated as a hedge of our net investment in international subsidiaries at December 31 (in millions):

	2022	2021	2020
British pound sterling	$ 1,237	$ 624	$ 842
Canadian dollar	$ 370	$ -	$ -

The following table summarizes the unrealized gains (losses) in *Foreign Currency and Derivative Gains (Losses) and Other Income (Expense), Net* on the remeasurement of the unhedged portion of our debt and accrued interest, including euro and British pound sterling denominated debt, for the years ended December 31 (in millions):

	2022	2021	2020
Unrealized gains (losses) on the unhedged portion	$ 44	$ 81	$ (139)

Other Comprehensive Income (Loss)

The change in *Other Comprehensive Income (Loss)* in the Consolidated Statements of Comprehensive Income during the periods presented was due to the translation into U.S. dollars from the consolidation of the financial statements of our consolidated subsidiaries whose functional currency is not the U.S. dollar. The change in fair value of the effective portion of our derivative financial instruments that have been designated as net investment hedges and cash flow hedges and the translation of the hedged portion of our debt, as discussed above, are also included in *Other Comprehensive Income (Loss).*

The following table presents these changes in *Other Comprehensive Income (Loss)* for the years ended December 31 (in thousands):

	2022	2021	2020
Derivative net investment hedges	$ 95,012	$ 9,792	$ (4,301)
Debt designated as nonderivative net investment hedges	133,135	(832)	(62,263)
Cumulative translation adjustment	145,258	296,969	(128,109)
Total foreign currency translation gains (losses), net	$ 373,405	$ 305,929	$ (194,673)
Cash flow hedges [1][2]	$ 45,837	$ 9,098	$ (11,269)
Our share of derivatives from unconsolidated co-investment ventures	25,802	8,444	(2,848)
Total unrealized gains (losses) on derivative contracts, net	$ 71,639	$ 17,542	$ (14,117)
Total change in other comprehensive income (loss)	**$ 445,044**	**$ 323,471**	**$ (208,790)**

(1)   We estimate an additional expense of $13.9 million will be reclassified to *Interest Expense* over the next 12 months from December 31, 2022, due to the amortization of previously settled derivatives designated as cash flow hedges.

(2)   Included in the year ended December 31, 2020, was $16.8 million in losses associated with the termination of four U.S. dollar treasury lock contracts with an aggregate notional amount of $750.0 million that fixed the interest rate on the forecasted issuance of U.S. dollar senior notes, which were then issued in February 2020.

Fair Value Measurements

We have estimated the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize on disposition. See Note 2 for more information on our fair value measurements policy.

Fair Value Measurements on a Recurring Basis

At December 31, 2022 and 2021, other than the derivatives discussed previously, we had no significant financial assets or financial liabilities that were measured at fair value on a recurring basis in the Consolidated Financial Statements. All of our derivatives held at December 31, 2022 and 2021 were classified as Level 2 of the fair value hierarchy.

Fair Value Measurements on Nonrecurring Basis

Acquired properties and assets we expect to sell or contribute are significant nonfinancial assets that met the criteria to be measured at fair value on a nonrecurring basis, as detailed in our accounting policy in Note 2. At December 31, 2022 and 2021, we estimated the fair value of our properties using Level 2 or Level 3 inputs from the fair value hierarchy. See more information on our acquired properties in Notes 3 and 4 and assets held for sale or contribution in Note 6.

Fair Value of Financial Instruments

At December 31, 2022 and 2021, the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses were representative of their fair values.

The differences in the fair value of our debt from the carrying value in the table below were the result of differences in interest rates or borrowing spreads that were available to us at December 31, 2022 and 2021, as compared with those in effect when the debt was issued or assumed, including reduced borrowing spreads due to our improved credit ratings. The fair value of the senior notes decreased in 2022 due to the increase in bond yields in the market as compared to the weighted average interest rates on our senior notes. The senior notes and many of the issuances of secured mortgage debt contain prepayment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so. We evaluate this on an on-going basis and have taken the opportunity to refinance some of our debt at lower rates and longer maturities as discussed in Note 8.

The following table reflects the carrying amounts and estimated fair values of our debt at December 31 (in thousands):

| | 2022 | | 2021 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Credit Facilities	$ 1,538,461	$ 1,538,461	$ 491,393	$ 491,429
Senior notes	19,786,253	16,604,241	14,981,690	15,151,781
Term loans and unsecured other	2,106,592	2,092,264	1,825,195	1,835,569
Secured mortgage	444,655	420,964	416,776	437,215
Total	**$ 23,875,961**	**$ 20,655,930**	**$ 17,715,054**	**$ 17,915,994**

NOTE 16. COMMITMENTS AND CONTINGENCIES

Environmental Matters

A majority of the properties we acquire, including land, are subjected to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we acquire in connection with the development of the land. We have acquired certain properties that may have been leased to or previously owned by companies that discharged hazardous materials. We establish a liability at the time of acquisition to cover such costs and adjust the liabilities as appropriate when additional information becomes available. We record our environmental liabilities in *Other Liabilities*. We purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that would have a material adverse effect on our business, financial condition or results of operations.

Indemnification Agreements

We have entered into agreements whereby we indemnify certain co-investment ventures, or our venture partners, outside of the U.S. for taxes that may be assessed with respect to certain properties we contributed to these ventures. Our contributions to these ventures are generally structured as contributions of shares of companies that own the real estate assets. Accordingly, the capital gains associated with the step up in the value of the underlying real estate assets, for tax purposes, are deferred and transferred at contribution. We have generally indemnified these ventures to the extent that the ventures incur capital gains or withholding tax as a result of a direct sale. The agreements limit the amount that is subject to our indemnification with respect to each property to 100% of the actual tax liabilities related to the capital gains that are deferred and transferred by us to the ventures at the time of the initial contribution less any deferred tax assets transferred with the property.

The outcome under these agreements is uncertain as it depends on the method and timing of dissolution of the related venture or disposition of any properties by the venture. We record liabilities related to the indemnification agreements in *Other Liabilities*. We continue to monitor these agreements and the likelihood of the sale of assets that would result in recognition and will adjust the potential liability in the future as facts and circumstances dictate.

Off-Balance Sheet Liabilities

We have issued performance and surety bonds and standby letters of credit in connection with certain development projects. Performance and surety bonds are commonly required by public agencies from real estate developers. Performance and surety bonds are renewable and expire on the completion of the improvements and infrastructure. At December 31, 2022 and 2021, we had $456.0 million and $394.6 million, respectively, outstanding under such arrangements.

We may be required under capital commitments or we may choose to make additional capital contributions to certain of our unconsolidated entities, representing our proportionate ownership interest, should additional capital contributions be necessary to fund development or acquisition costs, repayment of debt or operational shortfalls. See Note 5 for further discussion related to equity commitments to our unconsolidated co-investment ventures.

Litigation

From time to time, we are party to a variety of legal proceedings arising in the ordinary course of business. We believe that, with respect to any such matters that we are currently a party to, the ultimate disposition of any such matter will not have material adverse effect on our business, financial position or results of operations.

NOTE 17. BUSINESS SEGMENTS

Our current business strategy includes two operating segments: Real Estate (Rental Operations and Development) and Strategic Capital. We generate revenues, earnings, net operating income and cash flows through our segments, as follows:

- **Real Estate Segment.** This operating segment represents the ownership and development of operating properties and is the largest component of our revenue and earnings. We collect rent from our customers through operating leases, including reimbursements for the majority of our property operating costs. Each operating property is considered to be an individual operating segment with similar economic characteristics; these properties are combined within the reportable business segment based on geographic location. The Real Estate Segment also includes development activities that lead to rental operations, including land held for development and properties currently under development, and other real estate investments. Within this line of business, we utilize the following: (i) our land bank; (ii) the development and leasing expertise of our local teams; and (iii) our customer relationships.

- **Strategic Capital Segment.** This operating segment represents the management of unconsolidated co-investment ventures. We generate strategic capital revenues primarily from our unconsolidated co-investment ventures through asset management and property management services and we earn additional revenues by providing leasing, acquisition, construction, development, financing and disposition services. Depending on the structure of the venture and the returns provided to our partners, we also earn revenues through promotes periodically during the life of a venture or upon liquidation. Each unconsolidated co-investment venture we manage is considered to be an individual operating segment with similar economic characteristics; these ventures are combined within the reportable business segment based on geographic location.

Reconciliations are presented below for: (i) each reportable business segment's revenues from external customers to *Total Revenues*; (ii) each reportable business segment's net operating income from external customers to *Operating Income* and *Earnings Before Income Taxes*; and (iii) each reportable business segment's assets to *Total Assets*. Our chief operating decision makers rely primarily on net operating income and similar measures to make decisions about allocating resources and assessing segment performance. The applicable components of *Total Revenues, Operating Income, Earnings Before Income Taxes* and *Total Assets* are allocated to each reportable business segment's revenues, net operating income and assets. Items that are not directly assignable to a segment, such as certain corporate income and expenses, are not allocated but reflected as reconciling items.

The following reconciliations are presented in thousands:

	Years Ended December 31,		
	2022	**2021**	**2020**
Revenues:			
Real estate segment:			
U.S.	$ 4,726,072	$ 3,967,180	$ 3,600,335
Other Americas	92,751	98,620	87,830
Europe	56,731	55,533	68,801
Asia	58,553	47,357	44,782
Total real estate segment	4,934,107	4,168,690	3,801,748
Strategic capital segment:			
U.S.	215,416	171,761	354,825
Other Americas	82,462	58,655	37,696
Europe	644,832	249,600	145,016
Asia	96,875	110,734	99,450
Total strategic capital segment	1,039,585	590,750	636,987
Total revenues	**5,973,692**	**4,759,440**	**4,438,735**
Segment net operating income:			
Real estate segment:			
U.S. [1]	3,555,627	2,966,498	2,679,685
Other Americas	67,552	72,424	64,473
Europe	24,738	31,163	43,531
Asia	40,116	34,854	31,986
Total real estate segment	3,688,033	3,104,939	2,819,675
Strategic capital segment:			
U.S. [1]	59,561	59,991	237,271
Other Americas	63,464	47,247	24,923
Europe	557,676	203,779	99,504
Asia	55,528	72,562	57,248
Total strategic capital segment	736,229	383,579	418,946
Total segment net operating income	4,424,262	3,488,518	3,238,621
Reconciling items:			
General and administrative expenses	(331,083)	(293,167)	(274,845)
Depreciation and amortization expenses	(1,812,777)	(1,577,942)	(1,561,969)
Gains on dispositions of development properties and land, net	597,745	817,017	464,942
Gains on other dispositions of investments in real estate, net	589,391	772,570	252,195
Operating income	**3,467,538**	**3,206,996**	**2,118,944**
Earnings from unconsolidated entities, net	310,872	404,255	297,370
Interest expense	(309,037)	(266,228)	(314,507)
Foreign currency and derivative gains (losses) and other income (expense), net	241,621	165,278	(166,429)
Losses on early extinguishment of debt, net	(20,184)	(187,453)	(188,290)
Earnings before income taxes	**$ 3,690,810**	**$ 3,322,848**	**$ 1,747,088**

	December 31,	
	2022	**2021**
Segment assets:		
Real estate segment:		
U.S.	$ 71,858,560	$ 44,136,140
Other Americas	1,831,956	1,148,371
Europe	1,952,160	1,837,800
Asia	1,031,135	965,854
Total real estate segment	76,673,811	48,088,165
Strategic capital segment [2]:		
U.S.	10,817	11,984
Europe	25,280	25,280
Asia	231	299
Total strategic capital segment	36,328	37,563
Total segment assets	76,710,139	48,125,728
Reconciling items:		
Investments in and advances to unconsolidated entities	9,698,898	8,610,958
Assets held for sale or contribution	531,257	669,688
Cash and cash equivalents	278,483	556,117
Other assets	678,671	523,729
Total reconciling items	11,187,309	10,360,492
Total assets	**$ 87,897,448**	**$ 58,486,220**

(1)   This includes compensation and personnel costs for employees who were located in the U.S. but also support other geographies.

(2)   Represents management contracts and goodwill recorded in connection with business combinations associated with the Strategic Capital Segment. Goodwill was $25.3 million at December 31, 2022 and 2021.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION

Our significant noncash investing and financing activities for the years ended December 31, 2022, 2021 and 2020 included the following:

- We completed the Duke Transaction on October 3, 2022 for $23.2 billion through the issuance of equity and the assumption of debt. We completed the Liberty Transaction on February 4, 2020 for $13.0 billion through the issuance of equity and the assumption of debt. See Note 3 for more information on these transactions. Additionally, in 2020, USLV assumed $341.8 million debt as part of the IPT Transaction. See Note 4 for more information on this transaction.

- We recognized lease right-of-use assets and lease liabilities related to leases in which we are the lessee within *Other Assets* and *Other Liabilities* on the Consolidated Balance Sheets, including any new leases, renewals and modifications of $162.5 million in 2022, $71.4 million in 2021 and $47.8 million in 2020 for both assets and liabilities.

- We capitalized $34.9 million, $25.6 million and $22.4 million in 2022, 2021 and 2020, respectively, of equity-based compensation expense.

- We received $597.5 million, $886.1 million and $433.7 million of ownership interests in certain unconsolidated co-investment ventures as a portion of our proceeds from the contribution of properties to these entities during 2022, 2021 and 2020, respectively, as disclosed in Note 5. Included in 2022 was the equity interests we received in a newly formed other venture from the contribution of real estate properties. Included in 2020 was the equity interests we received in PCCLF for the contribution of real estate properties from Prologis China Logistics Venture II, LP and Prologis China Logistics Venture I, LP.

- We issued 0.3 million, 0.8 million and 0.7 million shares in 2022, 2021 and 2020, respectively, of the Parent's common stock upon redemption of an equal number of common limited partnership units in the OP.

- We reinvested distributions from unconsolidated co-investment ventures of $64.7 million and $45.6 million and increased our ownership in 2022 and 2020, respectively.

- We issued 1.0 million common limited partnership units for $130.4 million to our partner and assumed debt of $215.3 million in our acquisition of additional ownership interest in and subsequent consolidation of two unconsolidated other ventures in 2021. We issued 0.5 million common limited partnership units for $48.5 million as partial consideration for the acquisition of properties in 2020. See Note 10 for more information.

- We received a distribution of proceeds from UKLV for the sale of real estate properties that we subsequently reinvested in PELF and PELP of $153.0 million in 2021.

- As partial consideration for the disposition of a portfolio of properties during 2020, the buyer assumed debt of $169.8 million.

NOTE 19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table details our selected quarterly financial data (in thousands, except per share and unit data):

	Three Months Ended			
Prologis, Inc.	**March 31,**	**June 30,**	**September 30,**	**December 31,**
2022:				
Rental revenues	$ 1,076,861	$ 1,093,452	$ 1,151,846	$ 1,591,012
Total revenues	$ 1,219,128	$ 1,252,080	$ 1,750,892	$ 1,751,592
Rental expenses	$ (275,674)	$ (270,465)	$ (284,707)	$ (374,892)
Gains on dispositions of development properties and land, net	$ 210,206	$ 105,802	$ 74,678	$ 207,059
Gains on other dispositions of investments in real estate, net	$ 584,835	$ -	$ 1,019	$ 3,537
Operating income	$ 1,205,802	$ 533,317	$ 914,970	$ 813,449
Consolidated net earnings	$ 1,219,722	$ 646,436	$ 1,069,174	$ 620,066
Net earnings attributable to common stockholders	$ 1,149,254	$ 609,855	$ 1,013,933	$ 585,754
Net earnings per share attributable to common stockholders – Basic [1]	$ 1.55	$ 0.82	$ 1.37	$ 0.64
Net earnings per share attributable to common stockholders – Diluted [1][2]	$ 1.54	$ 0.82	$ 1.36	$ 0.63
2021:				
Rental revenues	$ 1,021,656	$ 1,014,763	$ 1,037,281	$ 1,074,294
Total revenues	$ 1,148,316	$ 1,150,842	$ 1,183,049	$ 1,277,233
Rental expenses	$ (277,884)	$ (245,133)	$ (256,607)	$ (261,692)
Gains on dispositions of development properties and land, net	$ 173,643	$ 187,361	$ 139,406	$ 316,607
Gains on other dispositions of investments in real estate, net	$ 16,623	$ 127,167	$ 214,390	$ 414,390
Operating income	$ 532,197	$ 700,866	$ 765,660	$ 1,208,273
Consolidated net earnings	$ 399,693	$ 650,313	$ 797,731	$ 1,300,853
Net earnings attributable to common stockholders	$ 365,815	$ 598,625	$ 722,007	$ 1,247,124
Net earnings per share attributable to common stockholders – Basic [1]	$ 0.50	$ 0.81	$ 0.98	$ 1.68
Net earnings per share attributable to common stockholders – Diluted [1][2]	$ 0.49	$ 0.81	$ 0.97	$ 1.67
Prologis, L.P.				
2022:				
Rental revenues	$ 1,076,861	$ 1,093,452	$ 1,151,846	$ 1,591,012
Total revenues	$ 1,219,128	$ 1,252,080	$ 1,750,892	$ 1,751,592
Rental expenses	$ (275,674)	$ (270,465)	$ (284,707)	$ (374,892)
Gains on dispositions of development properties and land, net	$ 210,206	$ 105,802	$ 74,678	$ 207,059
Gains on other dispositions of investments in real estate, net	$ 584,835	$ -	$ 1,019	$ 3,537
Operating income	$ 1,205,802	$ 533,317	$ 914,970	$ 813,449
Consolidated net earnings	$ 1,219,722	$ 646,436	$ 1,069,174	$ 620,066
Net earnings attributable to common unitholders	$ 1,181,525	$ 627,286	$ 1,042,664	$ 599,252
Net earnings per unit attributable to common unitholders – Basic [1]	$ 1.55	$ 0.82	$ 1.37	$ 0.64
Net earnings per unit attributable to common unitholders – Diluted [1]	$ 1.54	$ 0.82	$ 1.36	$ 0.63
2021:				
Rental revenues	$ 1,021,656	$ 1,014,763	$ 1,037,281	$ 1,074,294
Total revenues	$ 1,148,316	$ 1,150,842	$ 1,183,049	$ 1,277,233
Rental expenses	$ (277,884)	$ (245,133)	$ (256,607)	$ (261,692)
Gains on dispositions of development properties and land, net	$ 173,643	$ 187,361	$ 139,406	$ 316,607
Gains on other dispositions of investments in real estate, net	$ 16,623	$ 127,167	$ 214,390	$ 414,390
Operating income	$ 532,197	$ 700,866	$ 765,660	$ 1,208,273
Consolidated net earnings	$ 399,693	$ 650,313	$ 797,731	$ 1,300,853
Net earnings attributable to common unitholders	$ 376,083	$ 615,478	$ 741,794	$ 1,282,008
Net earnings per unit attributable to common unitholders – Basic [1]	$ 0.50	$ 0.81	$ 0.98	$ 1.68
Net earnings per unit attributable to common unitholders – Diluted [1]	$ 0.49	$ 0.81	$ 0.97	$ 1.67

(1)   Quarterly earnings per common share or unit amounts may not total to the annual amounts due to rounding and the changes in the number of weighted average common shares or units outstanding included in the calculation of basic and diluted shares or units.

(2)   Income allocated to the exchangeable OP units not held by the Parent has been included in the numerator and exchangeable OP units have been included in the denominator for the purpose of computing diluted earnings per share for all periods since the per share and unit is the same.

PROLOGIS, INC. AND PROLOGIS, L.P.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2022
(In thousands of U.S. dollars, as applicable)

Description	No. of Bldgs.	Encum-brances	Initial Cost to Prologis Land	Initial Cost to Prologis Building & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at December 31, 2022 Land	Gross Amounts at Which Carried at December 31, 2022 Building & Improvements	Total (a,b)	Accumulated Depreciation (c)	Date of Construction/ Acquisition
Operating Properties										
U.S. Markets										
Atlanta	165		704,450	2,108,059	498,688	725,711	2,585,486	3,311,197	(363,505)	1994-2022
Austin	10		12,783	52,335	10,061	12,837	62,342	75,179	(29,336)	1994-2015
Baltimore/Washington D.C.	99	(d)	481,309	980,954	275,881	494,517	1,243,627	1,738,144	(215,077)	1995-2022
Central PA	34		289,391	1,043,676	155,465	306,976	1,181,556	1,488,532	(241,811)	2002-2022
Central Valley	39		244,099	530,993	941,345	264,445	1,451,992	1,716,437	(265,716)	1999-2022
Charlotte	45		112,232	346,000	102,031	124,965	435,298	560,263	(84,744)	1994-2020
Chicago	237		1,093,201	3,153,363	627,377	1,119,733	3,754,208	4,873,941	(784,152)	1995-2022
Cincinnati	60		157,634	830,881	137,309	165,844	959,980	1,125,824	(93,837)	1996-2022
Columbus	33		65,940	369,748	77,539	68,889	444,338	513,227	(104,224)	1996-2022
Dallas/Ft. Worth	185		645,832	2,281,203	558,842	668,061	2,817,816	3,485,877	(536,780)	1994-2022
Denver	38		115,979	295,412	178,682	115,515	474,558	590,073	(154,568)	1993-2022
Houston	194		506,818	2,226,942	391,161	551,473	2,573,448	3,124,921	(358,694)	1993-2022
Indianapolis	37		91,337	600,850	77,308	92,575	676,920	769,495	(75,423)	1995-2022
Jacksonville	1		-	2,892	273	-	3,165	3,165	(3,015)	2011
Las Vegas	57		175,201	345,091	297,766	159,801	658,257	818,058	(129,319)	1996-2021
Lehigh Valley	65		1,205,621	2,279,491	398,406	1,282,491	2,601,027	3,883,518	(272,175)	2004-2022
Louisville	12		48,140	188,696	94,624	50,392	281,068	331,460	(80,928)	2005-2022
Nashville	45		202,495	595,616	198,166	204,864	791,413	996,277	(79,036)	1995-2022
New Jersey/New York City	156	(d)	2,724,856	3,808,098	783,582	2,759,509	4,557,027	7,316,536	(784,219)	1996-2022
Orlando	98	(d)	284,646	880,549	180,716	299,608	1,046,303	1,345,911	(156,640)	1994-2022
Phoenix	51		154,063	394,219	375,847	184,342	739,787	924,129	(121,859)	1992-2022
Portland	41	(e)	130,433	276,956	221,257	183,932	444,714	628,646	(75,642)	2006-2022
Raleigh Durham	37		107,899	407,505	20,028	111,839	423,593	535,432	(15,973)	2020-2022
Reno	17		25,389	142,279	119,361	26,762	260,267	287,029	(94,815)	1994-2021
San Antonio	20	(d)	25,735	95,828	47,052	25,957	142,658	168,615	(69,678)	1994-2016
San Francisco Bay Area	233		1,071,018	1,670,174	577,839	1,082,106	2,236,925	3,319,031	(875,417)	1993-2022
Savannah	23		204,408	473,995	32,404	204,408	506,399	710,807	(5,312)	2022
Seattle	109		850,208	1,434,654	377,278	876,132	1,786,008	2,662,140	(306,484)	2008-2022
South Florida	174	(d)	1,329,156	2,117,967	344,476	1,342,860	2,448,739	3,791,599	(328,733)	1994-2022
Southern California	416	(d)(e)	6,127,705	8,115,196	1,842,050	6,373,646	9,711,305	16,084,951	(1,828,182)	2005-2022
Tampa	26		92,357	244,738	25,477	98,472	264,100	362,572	(10,963)	2020-2022
Subtotal U.S. Markets:	2,757		19,280,335	38,294,360	9,968,291	19,978,662	47,564,324	67,542,986	(8,546,257)	
Other Americas Markets										
Brazil	5		-	53,276	17	-	53,293	53,293	(779)	2022
Canada	34	(d)	248,162	373,220	223,615	255,888	589,109	844,997	(160,947)	2008-2022
Mexico	1		730	2,287	3,224	736	5,505	6,241	(1,865)	2011
Subtotal Other Americas Markets:	40		248,892	428,783	226,856	256,624	647,907	904,531	(163,591)	
Europe Markets										
Belgium	3		16,011	4,776	-	16,011	4,776	20,787	(204)	2022
Germany	4		47,837	7,068	35,479	52,812	37,572	90,384	(5,903)	2011-2022
Hungary	1		1,845	-	5,983	1,845	5,983	7,828	(106)	2022
Slovakia	2		2,926	-	12,652	3,239	12,339	15,578	(391)	2021
Spain	5		10,862	34,504	13,340	9,969	48,737	58,706	(17,990)	2011-2019
United Kingdom	2		48,510	3,291	10,347	48,919	13,229	62,148	(3,412)	2019-2021
Subtotal Europe Markets:	17		127,991	49,639	77,801	132,795	122,636	255,431	(28,006)	
Asia Markets										
Japan	6		20,380	152,367	20,618	20,380	172,985	193,365	(3,024)	2019-2022
Singapore	5		-	137,592	4,890	-	142,482	142,482	(74,846)	2011
Subtotal Asia Markets:	11		20,380	289,959	25,508	20,380	315,467	335,847	(77,870)	
Total Operating Properties	2,825		19,677,598	39,062,741	10,298,456	20,388,461	48,650,334	69,038,795	(8,815,724)	

PROLOGIS, INC. AND PROLOGIS, L.P.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2022
(In thousands of U.S. dollars, as applicable)

Description	No. of Bldgs.	Encum-brances	Initial Cost to Prologis Land	Initial Cost to Prologis Building & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at December 31, 2022 Land	Gross Amounts at Which Carried at December 31, 2022 Building & Improvements	Total (a,b)	Accumulated Depreciation (c)	Date of Construction/ Acquisition (f)
Development Portfolio										
U.S. Markets										
Atlanta	2		21,712	-	59,023	21,712	59,023	80,735		
Austin	1		6,721	-	46,522	6,721	46,522	53,243		
Baltimore/Washington D.C.	1		14,784	-	22,364	14,784	22,364	37,148		
Central PA	1		7,810	-	25,226	7,810	25,226	33,036		
Central Valley	2		10,174	-	44,198	10,174	44,198	54,372		2022
Charlotte	1		8,841	-	14,848	8,841	14,848	23,689		
Chicago	9		116,955	967	163,188	116,955	164,155	281,110		2022
Cincinnati	1		2,536	-	11,861	2,536	11,861	14,397		
Dallas/Ft. Worth	11		83,061	-	97,625	83,061	97,625	180,686		
Houston	1		17,165	-	57,237	17,165	57,237	74,402		
Indianapolis	2		8,440	17,058	32,671	8,440	49,729	58,169		
Las Vegas	3		23,262	-	60,375	23,262	60,375	83,637		2022
Lehigh Valley	2		48,636	-	76,923	48,636	76,923	125,559		
Nashville	3		10,264	-	22,670	10,264	22,670	32,934		
New Jersey/New York City	2		51,603	-	8,216	51,603	8,216	59,819		
Orlando	5		19,490	-	71,228	19,490	71,228	90,718		2022
Phoenix	5		23,600	-	26,774	23,600	26,774	50,374		
Reno	3		19,126	-	64,128	19,126	64,128	83,254		2022
San Francisco Bay Area	5		37,507	20,605	52,718	37,507	73,323	110,830		2022
Seattle	3		62,649	14,746	30,980	62,649	45,726	108,375		
South Florida	6		63,291	-	59,613	63,291	59,613	122,904		2022
Southern California	11		623,788	70,248	168,087	623,788	238,335	862,123		2022
Subtotal U.S. Markets:	80		1,281,415	123,624	1,216,475	1,281,415	1,340,099	2,621,514		
Other Americas Markets										
Canada	5		65,936	-	16,302	65,936	16,302	82,238		
Mexico	13		64,308	-	137,871	64,308	137,871	202,179		2022
Subtotal Other Americas Markets:	18		130,244	-	154,173	130,244	154,173	284,417		
Europe Markets										
Belgium	1		9,096	-	11,063	9,096	11,063	20,159		
Czech Republic	2		5,338	-	11,574	5,338	11,574	16,912		
France	2		5,260	-	21,730	5,260	21,730	26,990		
Germany	3		20,134	-	49,748	20,134	49,748	69,882		
Hungary	2		5,708	-	18,138	5,708	18,138	23,846		2022
Italy	2		3,637	-	17,549	3,637	17,549	21,186		2022
Netherlands	3		13,052	-	50,091	13,052	50,091	63,143		
Poland	2		8,312	-	21,206	8,312	21,206	29,518		
Slovakia	2		4,490	-	26,313	4,490	26,313	30,803		2022
Spain	2		17,535	-	12,198	17,535	12,198	29,733		
Sweden	3		45,796	-	22,794	45,796	22,794	68,590		
U.K.	7		198,265	-	126,289	198,265	126,289	324,554		
Subtotal Europe Markets:	31		336,623	-	388,693	336,623	388,693	725,316		
Asia Markets										
Japan	7		162,644	-	418,263	162,644	418,263	580,907		2022
Subtotal Asia Markets:	7		162,644	-	418,263	162,644	418,263	580,907		
Total Development Portfolio	136		1,910,926	123,624	2,177,604	1,910,926	2,301,228	4,212,154		
GRAND TOTAL	2,961		21,588,524	39,186,365	12,476,060	22,299,387	50,951,562	73,250,949	(8,815,724)	

Schedule III – Footnotes

(a) The following table reconciles real estate assets per Schedule III to the Consolidated Balance Sheets in Item 8. Financial Statements and Supplementary Data at December 31, 2022 (in thousands):

Total operating properties and development portfolio per Schedule III	$	73,250,949 **(g)**
Land		3,338,121
Other real estate investments [(i)]		5,034,326
Total per Consolidated Balance Sheets	$	**81,623,396**

(i) Other real estate investments includes non-strategic real estate assets, primarily acquired from the Duke Transaction, that we do not intend to operate long-term at December 31, 2022.

(b) The aggregate cost for federal tax purposes at December 31, 2022, of our real estate assets was approximately $60 billion (unaudited).

(c) Real estate assets (excluding land balances) are depreciated over their estimated useful lives. These useful lives are generally 5 to 7 years for capital improvements, 10 years for standard tenant improvements, 15 to 25 years for depreciable land improvements, 25 to 40 years for operating properties acquired based on the age of the building and 40 years for operating properties we develop.

The following table reconciles accumulated depreciation per Schedule III to the Consolidated Balance Sheets in Item 8. Financial Statements and Supplementary Data at December 31, 2022 (in thousands):

Total accumulated depreciation per Schedule III	$	8,815,724 **(g)**
Accumulated depreciation on other real estate investments		220,361
Total per Consolidated Balance Sheets	**$**	**9,036,085**

(d) Properties with an aggregate undepreciated cost of $631.3 million secure $249.3 million of mortgage notes. See Note 8 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for more information related to our secured mortgage debt.

(e) Assessment bonds of $8.9 million are secured by assessments (similar to property taxes) on various underlying real estate properties with an aggregate undepreciated cost of $580.3 million. The assessment bonds are included in term loans and unsecured other debt in Note 8 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

(f) Date of construction is provided for properties in the development portfolio that were completed but not yet stabilized.

(g) The following table summarizes our real estate assets and accumulated depreciation per Schedule III for the years ended December 31 (in thousands):

	2022	2021	2020
Real estate assets:			
Balance at beginning of year	$47,183,100	$ 45,390,230	$ 33,157,100
Acquisitions of and improvements to operating properties, development activity and net effect of changes in foreign exchange rates and other	25,281,173	3,351,730	13,985,898
Basis of operating properties disposed of	(445,558)	(1,589,527)	(1,045,128)
Change in the development portfolio balance, including the acquisition of properties	1,482,814	846,729	13,345
Assets transferred to held for sale and contribution	(250,580)	(816,062)	(720,985)
Balance at end year	**$73,250,949**	**$ 47,183,100**	**$ 45,390,230**
Accumulated depreciation:			
Balance at beginning of year	$ 7,451,382	$ 6,370,341	$ 5,294,212
Depreciation expense	1,357,180	1,143,758	1,112,075
Balances retired upon disposition of operating properties and net effect of changes in foreign exchange rates and other	9,090	(42,483)	(35,083)
Assets transferred to held for sale and contribution	(1,928)	(20,234)	(863)
Balance at end of year	**$ 8,815,724**	**$ 7,451,382**	**$ 6,370,341**

Certain of the following documents are filed herewith. Certain other of the following documents that have been previously filed with the Securities and Exchange Commission and, pursuant to Rule 12b-32, are incorporated herein by reference.

2.1 ✔		Amended and Restated Agreement and Plan of Merger, dated as of August 20, 2019, among Industrial Property Trust Inc., Prologis, L.P. and Rockies Acquisition LLC. (incorporated by reference to Exhibit 2.2 to Prologis' Current Report From 8-K/A filed on August 23, 2019).
2.2 ✔		Agreement and Plan of Merger, dated as of July 15, 2019, by and among Prologis, L.P., Rockies Acquisition LLC, and Industrial Property Trust Inc. (incorporated by reference to Exhibit 2.1 to Prologis' Current Report From 8-K filed on July 15, 2019).
2.3 ✔		Agreement and Plan of Merger, dated as of October 27, 2019, by and among the Prologis Parties and the Liberty Parties. (incorporated by reference to Exhibit 2.1 to Prologis' Current Report form 8-K filed on October 27, 2019).
2.4 ✔		Agreement and Plan of Merger, dated as of June 11, 2022, by and among the Prologis Parties and the DRE Parties (incorporated by reference to Exhibit 2.1 to Prologis' Current Report on Form 8-K filed June 13, 2022).
2.5		Letter Agreement, dated as of September 16, 2022, by and among the Prologis Parties and the DRE Parties (incorporated by reference to Exhibit 2.1 to Prologis' Current Form 8-K filed on September 16,2022).
3.1		Articles of Incorporation of Prologis (incorporated by reference to Exhibit 3.1 to Prologis' Registration Statement on Form S-11/A (No. 333-35915) filed November 4, 1997).
3.2		Articles Supplementary establishing and fixing the rights and preferences of the Series Q Cumulative Redeemable Preferred Stock of Prologis (incorporated by reference to Exhibit 3.4 to Prologis' Registration Statement on Form 8-A filed June 2, 2011).
3.3		Articles of Merger of New Pumpkin Inc., a Maryland corporation, with and into Prologis, Inc., a Maryland corporation, changing the name of "AMB Property Corporation" to "Prologis, Inc.", as filed with the Stated Department of Assessments and Taxation of Maryland on June 2, 2011, and effective June 3, 2011 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed June 8, 2011).
3.4		Articles of Amendment (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed May 8, 2012).
3.5		Thirteenth Amended and Restated Agreement of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 3.6 to Prologis' Current Report on Form 8-K filed June 8, 2011).
3.6		First Amendment to Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., dated February 27, 2014, (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on February 27, 2014).
3.7		Second Amendment to the Thirteenth Amended and Restated Agreement of the Limited Partnership of Prologis, L.P., dated October 7, 2015 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on October 13, 2015).
3.8		Amended and Restated Certificate of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 3.7 to Prologis' Current Report on Form 8-K filed June 8, 2011).
3.9		Articles Supplementary dated April 3, 2014, (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on April 3, 2014).
3.10		Third Amendment to Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P. (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on February 4, 2020).
3.11		Prologis, Inc. Articles of Amendment, dated May 4, 2020 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report Form 8-K filed on May 4, 2020).
3.12		Ninth Amended and Restated Bylaws of Prologis, Inc. (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on September 24, 2021).
4.1†		Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.2   Form of Certificate for Common Stock of Prologis (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement on Form S-4/A (No. 333-172741) filed April 12, 2011).

4.3   Form of Certificate for the Series Q Cumulative Redeemable Preferred Stock of Prologis (incorporated by reference to Exhibit 4.2 to Prologis' Registration Statement on Form S-4/A (No. 333-172741) filed April 28, 2011).

4.4   Indenture, dated as of June 8, 2011, by and among the Operating Partnership, as issuer, Prologis, as guarantor, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to Prologis' Registration Statement on Form S-3 (No. 333-177112) filed September 30, 2011).

4.5   Fifth Supplemental Indenture, dated as of August 15, 2013, among Prologis, Inc., Prologis, L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed August 15, 2013).

4.6   Form of Sixth Supplemental Indenture among Prologis, Inc., Prologis, L.P., Elavon Financial Services Limited, UK Branch, Elavon Financial Services Limited and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed December 2, 2013).

4.7   Form of Seventh Supplemental Indenture among Prologis, Inc., Prologis, L.P., Elavon Financial Services Limited, UK Branch, Elavon Financial Services Limited and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed February 18, 2014).

4.8   Form of Eighth Supplemental Indenture among Prologis, Inc., Prologis, L.P., U.S. Bank National Association and Elavon Financial Services DAC, UK Branch (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 6, 2017).

4.9   Indenture dated as of August 1, 2018 among Prologis Euro Finance LLC, Prologis, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement on Form 8-K/A filed on August 1, 2018).

4.10   First Supplemental Indenture dated as of August 1, 2018 among Prologis Euro Finance LLC, Prologis, L.P., U.S. Bank National Association, as trustee, transfer agent and security registrar and Elavon Financial Services DAC, UK Branch, as paying agent (incorporated by reference to Exhibit 4.2 to Prologis' Registration Statement on Form 8-K/A filed on August 1, 2018).

4.11   Form of Indenture dated as of September 25, 2018 among Prologis Yen Finance LLC, Prologis, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).

4.12   Form of First Supplemental Indenture dated as of September 25, 2018 among Prologis Yen Finance LLC, Prologis, L.P., U.S. Bank National Association, as trustee, transfer agent, paying agent and security registrar (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).

4.13   Second Supplemental Indenture dated as of March 26, 2019 among Prologis Yen Finance LLC, Prologis, L.P. and U.S. Bank National Association as trustee, transfer agent, paying agent and security registrar (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on April 23, 2019).

4.14   Form of 4.250% Notes due 2023 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report on Form 8-K filed August 15, 2013).

4.15   Form of 3.000% Notes due 2022 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report on Form 8-K filed December 2, 2013).

4.16   Form of 3.00% Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report on Form 8-K filed on May 28, 2014).

4.17   Form of 2.250% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on June 6, 2017).

4.18   Form of 3.875% Notes Due 2028 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 20, 2018).

4.19   Form of 4.375% Notes Due 2048 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 20, 2018).

4.20	Form of 1.875% Notes Due 2029 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on July 31, 2018).
4.21	Form of 0.652% Notes due 2025 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.22	Form of 0.972% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.23	Form of 1.077% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.24	Form of 1.470% Notes due 2038 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.25	Form of 1.15% Notes due 2039 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 10-Q filed on April 23, 2019).
4.26	Form of 0.250% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.27	Form of 0.625% Notes due 2031 (incorporated by reference to Exhibit 4.4 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.28	Form of 1.500% Notes due 2049 (incorporated by reference to Exhibit 4.6 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.29	Form of Officer's Certificate related to the 3.00% Notes due 2026 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed on May 28, 2014).
4.30	Form of Officers' Certificate related to 2.250% Notes due 2029 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 6, 2017).
4.31	Form of Officer's Certificate related to 3.875% Notes Due 2028 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K/A filed on June 20, 2018).
4.32	Form of Officer's Certificate related to 4.375% Notes Due 2048 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K/A filed on June 20, 2018).
4.33	Form of Officers' Certificate related to 0.652% Notes due 2025 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.34	Form of Officers' Certificate related to 0.972% Notes due 2028 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.35	Form of Officers' Certificate related to 1.077% Notes due 2030 (incorporated by reference to Exhibit 4.7 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.36	Form of Officers' Certificate related to 1.470% Notes due 2038 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.37	Form of Officer's Certificate related to 1.875% Notes Due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Registration Statement on Form 8-K/A filed on August 1, 2018).
4.38	Form of Officer's Certificate related to the 1.15% Notes due 2039 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 10-Q filed in April 23, 2019).
4.39	Form of Officer's Certificate related to the 0.250% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.40	Form of Officer's Certificate related to the 0.625% Notes due 2031 (incorporated by reference to Exhibit 4.3 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).

4.41   Form of Officer's Certificate related to the 1.500% Notes due 2049 (incorporated by reference to Exhibit 4.5 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).

4.42   Form of Officers' Certificate related to the 0.375% Notes due 2028 (incorporated by reference to Exhibit 4.1 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).

4.43   Form of 0.375% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).

4.44   Form of Officers' Certificate related to the 1.000% Notes due 2035 (incorporated by reference to Exhibit 4.3 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).

4.45   Form of 1.000% Notes due 2035 (incorporated by reference to Exhibit 4.4 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).

4.46   Form of Officers' Certificate related to the Floating Rates Notes due 2022 (incorporated by reference to Exhibit 4.5 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).

4.47   Form of Floating Rate Notes due 2022 (incorporated by reference to Exhibit 4.6 to Prologis L.P.'s Registration Statemen on Form 8-A12B filed on February 10, 2020).

4.48   Form of Officers' Certificate related to the 3.250% Notes due 2026 (incorporated by reference to Exhibit 4.1 to Prologis L.P.'s Current Report on Form 8-K filed on February 14, 2020).

4.49   Form of 3.250% Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis L.P.'s Current Report on Form 8-K filed on February 14, 2020).

4.50   Form of Officers' Certificate related to the 4.375% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.51   Form of 4.375% Notes due 2029 (incorporated by reference to Exhibit 4.4 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.52   Form of Officers' Certificate related to the 2.125% Notes due 2027 (incorporated by reference to Exhibit 4.5 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.53   Form of 2.125% Notes due 2027 (incorporated by reference to Exhibit 4.6 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.54   Form of Officers' Certificate related to the 2.250% Notes due 2030 (incorporated by reference to Exhibit 4.7 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.55   Form of 2.250% Notes due 2030 (incorporated by reference to Exhibit 4.8 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.56   Form of Officers' Certificate related to the 3.000% Notes due 2050 (incorporated by reference to Exhibit 4.9 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.57   Form of 3.000% Notes due 2050 (incorporated by reference to Exhibit 4.10 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).

4.58   Form of Officers' Certificate related to the 0.589% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.59   Form of 0.589% Notes due 2027 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.60   Form of Officers' Certificate related to the 0.850% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.61   Form of 0.850% Notes due 2030 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.62   Form of Officers' Certificate related to the 1.003% Notes due 2032 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.63   Form of 1.003% Notes due 2032 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.64   Form of Officers' Certificate related to the 1.222% Notes due 2035 (incorporated by reference to Exhibit 4.7 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.65   Form of 1.222% Notes due 2035 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.66   Form of Officers' Certificate related to the 1.600% Notes due 2050 (incorporated by reference to Exhibit 4.9 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.67   Form of 1.600% Notes due 2050 (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K filed on June 23, 2020).

4.68   Form of Officers' Certificate related to the 1.250% Notes due 2030 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on August 19, 2020).

4.69   Form of 1.250% Notes due 2030 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on August 19, 2020).

4.70   Form of Officers' Certificate related to the 2.125% Notes due 2050 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on August 19, 2020).

4.71   Form of 2.125% Notes due 2050 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on August 19, 2020).

4.72   Form of Officers' Certificate related to the 0.500% Notes due 2032 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on February 16, 2021).

4.73   Form of 0.500% Notes due 2032 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on February 16, 2021).

4.74   Form of Officers' Certificate related to the 1.000% Notes due 2041 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on February 16, 2021).

4.75   Form of 1.000% Notes due 2041 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on February 16, 2021).

4.76   Form of Officers' Certificate related to the 1.625% Notes due 2031 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on February 19, 2021).

4.77   Form of 1.625% Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on February 19, 2021).

4.78   Form of Officers' Certificate related to the 0.448% Notes due 2028 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 28, 2021).

4.79   Form of 0.448% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 28, 2021).

4.80   Form of Officers' Certificate related to the 0.564% Notes due 2031 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on June 28, 2021).

4.81   Form of 0.564% Notes due 2031 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on June 28, 2021).

4.82   Form of Officers' Certificate related to the 0.885% Notes due 2036 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on June 28, 2021).

4.83	Form of 0.885% Notes due 2036 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.84	Form of Officers' Certificate related to the 1.134% Notes due 2041 (incorporated by reference to Exhibit 4.7 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.85	Form of 1.134% Notes due 2041 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.86	Form of Officers' Certificate related to the 1.550% Notes due 2061 (incorporated by reference to Exhibit 4.9 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.87	Form of 1.550% Notes due 2061 (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.88	Form of Officers' Certificate related to the Floating Rate Notes due 2024 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on February 8, 2022).
4.89	Form of Floating Rate Notes due 2024 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on February 8, 2022).
4.90	Form of Officers' Certificate related to the 1.000% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on February 8, 2022).
4.91	Form of 1.000% Notes due 2029 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on February 8, 2022).
4.92	Form of Officers' Certificate related to the 1.500% Notes due 2034 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on February 8, 2022).
4.93	Form of 1.500% Notes due 2034 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on February 8, 2022).
4.94	Form of Officers' Certificate related to the 4.625% Notes due 2033 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on September 15, 2022).
4.95	Form of 4.625% Notes due 2033 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on September 15, 2022).
4.96	Form of 3.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.97	Officers' Certificate related to the 3.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.98	Form of 3.375% Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.99	Officers' Certificate related to the 3.375% Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.100	Form of 7.250% Senior Notes due June 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.101	Officers' Certificate related to the 7.250% Senior Notes due June 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.102	Form of 4.000% Senior Notes due September 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.103	Officers' Certificate related to the 4.000% Senior Notes due September 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.104	Form of 2.875% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).

4.105	Officers' Certificate related to the 2.875% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.106	Form of 1.750% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.107	Officers' Certificate related to the 1.750% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.108	Form of 1.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.109	Form of Officers' Certificate related to the 1.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.110	Form of 2.250% Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.111	Form of Officers' Certificate related to the 2.250% Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.112	Form of 3.050% Senior Notes due 2050 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.113	Form of Officers' Certificate related to the 3.050% Senior Notes due 2050 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.114	Ninth Supplemental Indenture, dated November 3, 2022, by and among Prologis, L.P., Prologis, Inc. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on November 3, 2022).
4.115	Form of Officers' Certificate related to the 5.250% Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on November 3, 2022).
4.116	Form of 5.250% Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on November 3, 2022).
4.117	Form of Officers' Certificate related to the 1.003% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report filed on December 1, 2022).
4.118	Form of 1.003% Notes due 2027 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.119	Form of Officers' Certificate related to the 1.323% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.120	Form of 1.323% Notes due 2029 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.121	Form of Officers' Certificate related to the 1.903% Notes due 2037(incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.122	Form of 1.903% Notes due 2037 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on December 1, 2022).

Other debt instruments are omitted in accordance with Item 601(b)(4)(iii)(A) of Registration S-K. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.

10.1	Amended and Restated Agreement of Limited Partnership of ProLogis Fraser, L.P., dated as of August 4, 2004 (incorporated by reference to Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.2   Fifteenth Amended and Restated Agreement of Limited Partnership of Prologis 2, L.P., (f/k/a AMB Property II, L.P.) dated February 19, 2010 (incorporated by reference to Exhibit 10.6 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2009).

10.3*   Amended and Restated 2002 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed October 4, 2006 and also incorporated by reference to Exhibit 10.2 to the Operating Partnership's Current Report on Form 8-K filed October 4, 2006).

10.4*   The Amended and Restated 2002 Stock Option and Incentive Plan of AMB Property Corporation and AMB Property, L.P. (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed May 15, 2007 and also incorporated by reference to Exhibit 10.1 to the Operating Partnership's Current Report on Form 8-K filed May 15, 2007).

10.5*   Prologis Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed December 22, 2011).

10.6*   Prologis, Inc. 2016 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on August 16, 2016).

10.7*   Form of Prologis, Inc. 2016 Outperformance Plan LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed on August 16, 2016).

10.8*   Form of Participation Points and LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on February 27, 2014).

10.9*   Second Amended and Restated Prologis Promote Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on August 1, 2014).

10.10*   Form of Prologis, Inc. Second Amended and Restated Prologis Promote Plan LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on August 18, 2014).

10.11*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (General) (incorporated by reference to Exhibit 10.3 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

10.12*   Form of Prologis, Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Agreement (LTIP Unit election) (incorporated by reference to Exhibit 10.27 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2015).

10.13*   Form of Prologis, Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

10.14*   Form of Prologis, Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Agreement (Bonus exchange) (incorporated by reference to Exhibit 10.6 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

10.15*   ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Trust's Current Report on Form 8-K filed June 2, 2006).

10.16*   First Amendment of the ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.17*   Second Amendment of the ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Trust's Current Report on Form 8-K filed May 19, 2010).

10.18*   Third Amendment of the ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).

10.19*   Form of Non-Qualified Share Option Award Terms; The Trust 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.25 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2009).

10.20*   Form of Restricted Share Award Terms; ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.27 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2009).

10.21*   Form of Performance Share Award Terms; ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.26 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2009).

10.22*   ProLogis 2000 Share Option Plan for Outside Trustees (as Amended and Restated Effective as of December 31, 2008) (incorporated by reference to exhibit 10.13 to ProLogis' Form 10-K for the year ended December 31, 2008).

10.23*   ProLogis Deferred Fee Plan for Trustees (As Amended and Restated Effective as of May 14, 2010) (incorporated by reference to exhibit 10.3 to ProLogis' Form 8-K filed on May 19, 2010).

10.24*   Form of Indemnification Agreement between ProLogis and certain directors and executive officers (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed June 8, 2011).

10.25*   Form of Restricted Stock Unit Agreement; Prologis, Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

10.26*   Prologis, Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed May 8, 2012).

10.27*   Form of Director Deferred Stock Unit Award terms (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed May 8, 2012).

10.28*   Form of Change of Control and Noncompetition Agreement by and between Prologis, Inc. and its executive officers (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed August 16, 2013).

10.29*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (General form 2015) (incorporated by reference to Exhibit 10.57 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.30*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (Bonus exchange) (incorporated by reference to Exhibit 10.2 to Prologis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).

10.31*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (General form 2016) (incorporated by reference to Exhibit 10.48 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2015).

10.32*   Form of Prologis, Inc. Outperformance Plan LTIP Unit Exchange Award Agreement (incorporated by reference to Exhibit 10.58 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.33*   Form of Prologis, Inc. Long-Term Incentive Plan Equity Exchange Offer LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.59 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.34*   Amended and Restated Prologis, Inc. 2011 Notional Account Deferred Compensation Plan (incorporated by reference to Exhibit 10.60 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.35*   Amended and Restated Prologis, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.61 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.36*   Second Amended and Restated Prologis 2005 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.62 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.37*   Prologis, Inc. 2018 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on January 18, 2018).

10.38*   Prologis, Inc. Amended and Restated 2018 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on March 27, 2018).

10.39*   Form of Prologis, Inc. 2018 Amendment to Outperformance Plan LTIP Unit Award Agreements (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on March 27, 2018).

10.40*   Amended and Restated Director Deferred Stock Unit Award Terms (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on May 7, 2018).

10.41   Form of Time-Sharing Agreement for Hamid Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 10-Q filed on October 22, 2018).

10.42*   Prologis, Inc. Second Amended and Restated 2018 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.43*   Form of Outperformance Plan LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.44*   Form of LTIP Unit Award Agreement (Bonus Exchange) (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.45*   Form of LTIP Unit Award Agreement (Omnibus) (incorporated by reference to Exhibit 10.4 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.46*   Form of RSU Agreement (Global) (incorporated by reference to Exhibit 10.5 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.47*   Form of RSU Agreement (LTIP Unit Election) (incorporated by reference to Exhibit 10.6 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.48*   Form of NEO Retirement Eligibility Waiver (incorporated by reference to Exhibit 10.7 to Prologis' Current Report Form 8-K filed on August 28, 2018).

10.49*   Letter Agreement dated February 3, 2017 by and between Prologis, Inc. and Hamid R. Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on February 3, 2017).

10.50   Fifth Amended and Restated Revolving Credit Agreement, dated as of February 16, 2017, among Prologis Marunouchi Finance Investment Limited Partnership, as initial borrower, Prologis, Inc. and Prologis, L.P., as guarantors, the lenders listed on the signature pages thereof, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on February 21, 2017).

10.51   Guaranty of Payment, date as of February 16, 2017, among Prologis, Inc. and Prologis, L.P., as guarantors, Sumitomo Mitsui Banking Corporation, as Administrative Agent, for the banks that are from time to time parties to the Fifth Amend and Restated Revolving Credit Agreement, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on February 22, 2017).

10.52   Amended and Restated Senior Term Loan Agreement dated as of May 4, 2017 among Prologis, Inc., Prologis, L.P., various affiliates of Prologis, L.P., various lenders and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K on May 8, 2017).

10.53   Second Amended and Restated Global Senior Credit Agreement, dated as of January 16, 2019, by and among Prologis, Inc., Prologis, L.P., various affiliates of Prologis, L.P., various lenders and Bank of America, N.A., as Global Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K on January 16, 2019).

10.54   Term Loan Agreement dated as of March 4, 2019 among Prologis GK Holdings Y.K., as borrower, Prologis, L.P., as guarantor, the lenders party thereto, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on March 6, 2019).

10.55   Guaranty of Payment dated as of March 4, 2019 between Prologis, L.P., as guarantor, and Sumitomo Mitsui Banking Corporation, as Administrative Agent, for the lenders that are from time to time parties to the Term Loan Agreement dated as of March 4, 2019 (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on March 6, 2019).

10.56*   Amended and Restated Change in Control and Noncompetition Agreement, dated April 30, 2019, between Prologis, Inc. and Hamid R. Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report From 8-K filed on May 3, 2019).

10.57*   Form of Retirement Eligibility Waiver Amendment for Hamid Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on December 10, 2019).

10.58*   Form of Retirement Eligibility Waiver Amendment for Named Executive Officers (other than Hamid Moghadam) (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on December 10, 2019).

10.59*   Prologis, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on May 4, 2020).

10.60	Sixth Amended and Restated Revolving Credit Agreement, dated as of July 10, 2020, among Prologis Marunouchi Finance Investment Limited Partnership, as initial borrower, Prologis, L.P., as guarantor, the lenders listed on the signature pages thereof, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on July 14, 2020).
10.61	Guaranty of Payment, dated as of July 10, 2020, between Prologis, L.P., as guarantor, and Sumitomo Mitsui Banking Corporation, as Administrative Agent, for the banks that are from time to time parties to the Sixth Amended and Restated Revolving Credit Agreement (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on July 14, 2020).
10.62*	Form of First Amendment to Amended and Restated Prologis, Inc. 2011 Notional Account Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.63*	Form of LTIP Unit Award Agreement (Omnibus 2020) (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.64*	Form of LTIP Unit Award Agreement (Bonus Exchange 2020) (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.65*	Form of Outperformance Plan LTIP Unit Award Agreement for Named Executive Officers (2020) (incorporated by reference to Exhibit 10.4 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.66*	Form of Outperformance Plan LTIP Unit Award Agreement (General 2020) (incorporated by reference to Exhibit 10.5 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.67*	Form of Deferred Compensation LTIP Unit Award Agreement (2020) (incorporated by reference to Exhibit 10.6 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.68*	Form of RSU Agreement (Global 2020) (incorporated by reference to Exhibit 10.7 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.69*	Form of RSU Agreement (Bonus Exchange 2020) (incorporated by reference to Exhibit 10.8 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.70*	Form of RSU Agreement (LTIP Unit Election 2020) (incorporated by reference to Exhibit 10.9 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.71	Global Senior Credit Agreement dated as of April 15, 2021 among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and agents, and Bank of America, N.A., as Global Administrative Agent (incorporated by reference to Exhibit 10.1 of Prologis' Current Report Form 8-K filed on April 16, 2021).
10.72	First Amendment to Sixth Amended and Restated Revolving Credit Agreement, dated as of October 1, 2021, among Prologis Marunouchi Finance Investment Limited Partnership, as initial borrower, Prologis, L.P., as guarantor, the lenders listed on the signature pages thereof, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 10-Q filed on October 26, 2021).
10.73	First Amendment to Term Loan Agreement, dated as of October 1, 2021 among Prologis GK Holdings Y.K, as borrower, Prologis, L.P., as guarantor, the lenders party thereto, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 10-Q filed on October 26, 2021).
10.74	First Amendment, dated as of September 20, 2021, to the Global Senior Credit Agreement dated as of April 15, 2021, among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and Bank of America, N.A., as Global Administrative Agent (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 10-Q filed on October 26, 2021).
10.75	First Amendment, dated as of September 20, 2021, to the Global Senior Credit Agreement dated as of January 16, 2019, among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.4 to Prologis' Current Report Form 10-Q filed on October 26, 2021).
10.76*	Third Amended and Restated Prologis Promote Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on December 2, 2021).

10.77	Global Senior Credit Agreement dated as of June 30, 2022 among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and agents, and Bank of America, N.A., as Global Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed July 6, 2022).
10.78	Second Amendment dated as of June 30, 2022 among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and agents, and Bank of America, N.A., as Global Administrative Agent to the Second Amended and Restated Global Senior Credit Agreement dated as of April 15, 2021 (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed July 6, 2022).
10.79*	Form of LTIP Unit Award Agreement (Omnibus 2022) (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on September 27,2022).
10.80*	Form of Third Amended and Restated Prologis 2005 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on December 12, 2022).
10.81*	Form of Second Amended and Restated Prologis, Inc. 2011 Notional Account Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on December 12, 2022).
10.82*	Form of Second Amended and Restated Prologis, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 8-K filed on December 12, 2022).
10.83†	Prologis Bonus Exchange 2022 LTIP Unit Award Agreement - Advance Grant No Pre-Retirement Election
10.84†	Prologis Bonus Exchange 2022 LTIP Unit Award Agreement - Advance Grant Pre-Retirement Election
21.1†	Subsidiaries of Prologis, Inc. and Prologis, L.P.
22.1†	Subsidiary guarantors and issuers of guaranteed securities.
23.1†	Consent of KPMG LLP with respect to Prologis, Inc.
23.2†	Consent of KPMG LLP with respect to Prologis, L.P.
23.3†	Consent of KPMG LLP with respect to Duke Realty Corporation.
23.4†	Consent of KPMG LLP with respect to Duke Realty Limited Partnership.
24.1†	Power of Attorney for Prologis, Inc. (included in signature page of this annual report).
24.2†	Power of Attorney for Prologis, L.P. (included in signature page of this annual report).
31.1†	Certification of Chief Executive Officer of Prologis, Inc.
31.2†	Certification of Chief Financial Officer of Prologis, Inc.
31.3†	Certification of Chief Executive Officer for Prologis, L.P.
31.4†	Certification of Chief Financial Officer for Prologis, L.P.
32.1†	Certification of Chief Executive Officer and Chief Financial Officer of Prologis, Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2†	Certification of Chief Executive Officer and Chief Financial Officer for Prologis, L.P., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1†	Audited financial statements of Duke Realty Corporation and Duke Realty Limited Partnership and the notes thereto as of December 31, 2021.
101. INS†	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document.
101. SCH†	Inline XBRL Taxonomy Extension Schema

101. CAL†   Inline XBRL Taxonomy Extension Calculation Linkbase

101. DEF†   Inline XBRL Taxonomy Extension Definition Linkbase

101. LAB†   Inline XBRL Taxonomy Extension Label Linkbase

101. PRE†   Inline XBRL Taxonomy Extension Presentation Linkbase

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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*   *Management Contract or Compensatory Plan or Arrangement*
†   *Filed herewith*
✔   *Prologis has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the SEC copies of any of the omitted schedules and exhibits upon request by the SEC.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PROLOGIS, INC.

By: /s/ Hamid R. Moghadam
      Hamid R. Moghadam
      Chief Executive Officer


Date: February 14, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned officers and directors of Prologis, Inc., hereby severally constitute Hamid R. Moghadam, Timothy D. Arndt and Edward S. Nekritz, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Prologis, Inc. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the U.S. Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hamid R. Moghadam Hamid R. Moghadam	Chairman of the Board and Chief Executive Officer	February 14, 2023
/s/ Timothy D. Arndt Timothy D. Arndt	Chief Financial Officer	February 14, 2023
/s/ Lori A. Palazzolo Lori A. Palazzolo	Managing Director and Chief Accounting Officer	February 14, 2023
/s/ Cristina G. Bita Cristina G. Bita	Director	February 14, 2023
/s/ James B. Connor James B. Connor	Director	February 14, 2023
/s/ George L. Fotiades George L. Fotiades	Director	February 14, 2023
/s/ Lydia H. Kennard Lydia H. Kennard	Director	February 14, 2023
/s/ Irving F. Lyons III Irving F. Lyons III	Director	February 14, 2023
/s/ Avid Modjtabai Avid Modjtabai	Director	February 14, 2023
/s/ David P. O'Connor David P. O'Connor	Director	February 14, 2023
/s/ Olivier Piani Olivier Piani	Director	February 14, 2023
/s/ Jeffrey L. Skelton Jeffrey L. Skelton	Director	February 14, 2023
/s/ Carl B. Webb Carl B. Webb	Director	February 14, 2023
/s/ William D. Zollars William D. Zollars	Director	February 14, 2023

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROLOGIS, L.P.
By: Prologis, Inc., its general partner

By: /s/ Hamid R. Moghadam
       Hamid R. Moghadam
       Chief Executive Officer

Date: February 14, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned officers and directors of Prologis, L.P., hereby severally constitute Hamid R. Moghadam, Timothy D. Arndt and Edward S. Nekritz, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Prologis, L.P. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the U.S. Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hamid R. Moghadam Hamid R. Moghadam	Chairman of the Board and Chief Executive Officer	February 14, 2023
/s/ Timothy D. Arndt Timothy D. Arndt	Chief Financial Officer	February 14, 2023
/s/ Lori A. Palazzolo Lori A. Palazzolo	Managing Director and Chief Accounting Officer	February 14, 2023
/s/ Cristina G. Bita Cristina G. Bita	Director	February 14, 2023
/s/ James B. Connor James B. Connor	Director	February 14, 2023
/s/ George L. Fotiades George L. Fotiades	Director	February 14, 2023
/s/ Lydia H. Kennard Lydia H. Kennard	Director	February 14, 2023
/s/ Irving F. Lyons III Irving F. Lyons III	Director	February 14, 2023
/s/ Avid Modjtabai Avid Modjtabai	Director	February 14, 2023
/s/ David P. O'Connor David P. O'Connor	Director	February 14, 2023
/s/ Olivier Piani Olivier Piani	Director	February 14, 2023
/s/ Jeffrey L. Skelton Jeffrey L. Skelton	Director	February 14, 2023
/s/ Carl B. Webb Carl B. Webb	Director	February 14, 2023
/s/ William D. Zollars William D. Zollars	Director	February 14, 2023

Exhibit 4.1



Prologis, Inc.
Prologis, L.P.

Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

At December 31, 2022, Prologis, Inc. (the "Parent") and Prologis, L.P., meaning Prologis, L.P. and its consolidated subsidiaries (the "Operating Partnership" or "OP"), had three outstanding classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"): common stock, 3.000% Notes due 2026 and 2.250% Notes due 2029.

Additionally, the OP holds a 100% indirect ownership in three finance subsidiaries, Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC, which had eleven outstanding classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: 0.250% Notes due 2027, 0.375% Notes due 2028, 1.000% Notes due 2029, 1.875% Notes due 2029, 0.625% Notes due 2031, 0.500% Notes due 2032, 1.500% Notes due 2034, 1.000% Notes due 2035, 1.000% Notes due 2041, 1.500% Notes due 2049 and Floating Rate Notes due 2024.

The terms "the Company," "Prologis," "we," "our" or "us" means the Parent and OP collectively.

Description of Capital Stock

The following description of our common stock and Series Q preferred stock ("preferred stock") is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation of Prologis and related Articles of Amendment (both "Articles of Incorporation"), our Articles Supplementary, establishing and fixing the rights and preferences of the Series Q Cumulative Redeemable Preferred Stock of Prologis and related Articles Supplementary and Articles of Amendment (both "Articles Supplementary") and Ninth Amended and Restated Bylaws of Prologis, Inc. ("Bylaws"), each of which are incorporated by reference herein and as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). We encourage you to read our Articles of Incorporation, Articles Supplementary, Bylaws and the applicable provisions of the Maryland General Corporation Law ("MGCL") and Delaware General Corporation Law ("DGCL") for additional information.

Authorized Capital Stock

General. Our authorized capital stock consists of 2,000,000,000 shares of common stock at a par value of $0.01 per share and 100,000,000 shares of preferred stock at a par value of $0.01 per share.

Common Stock

Shares Outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. Our common stock is listed under the New York Stock Exchange under the symbol "PLD." The transfer agent and securities registrar for our common stock is Computershare Trust Company, N.A.

Unissued Common Stock. The Articles of Incorporation authorize the board of directors (the "Board") to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

The issuance of any shares of common stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of our common stock and will subject our common stock to prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

Restrictions on Ownership. Prologis generally will prohibit ownership by a single stockholder to no more than 9.8% (by value or number of shares, whichever is more restrictive) of the issued and outstanding shares of common stock.

Dividend Rights. The Board may declare and pay dividends on our common stock out of funds legally available for that purpose, subject to the rights of holders of preferred stock, as described below.

Voting Rights. Each outstanding share of common stock will entitle the holder to one vote for all matters submitted to stockholders for a vote at every meeting of the stockholders, including the election of directors. The holders of such shares will possess the exclusive voting power, subject to any resolution adopted by the Board with respect to any other class or series of stock establishing the designation, powers, preferences and relative, participating, optional or other special rights and powers of such series.

Holders may vote in person, authorize another person or persons to act by proxy. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, shall constitute a quorum. A quorum, once established, shall be sufficient to approve any matter which may properly come before the meeting. Additionally, under MGCL, we generally cannot dissolve, amend our Articles of Incorporation or Bylaws, merge, sell all or substantially all of our assets, engage in a share exchange or similar transaction in the ordinary course of business unless approved by the affirmative vote of the stockholders holding at least two-thirds of the shares entitled to vote on the matter and our Articles of Incorporation do not provide for a lesser percentage in any situation.

Voting for the Election of Directors. Each director is to be elected by the vote of the majority of votes cast with respect to that director's election; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Rights and Preferences. Holders of shares of common stock will not have any conversion, exchange, sinking or retirement fund, redemption or appraisal rights or any preemptive rights to subscribe for any securities of the Company or cumulative voting rights in the election of directors.

Rights Upon Liquidation. Upon liquidation, the holders of our common stock are entitled to share ratably in assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock.

Preferred Stock

Shares Outstanding. The outstanding shares of our preferred stock are duly authorized, validly issued, fully paid and nonassessable. Under our Articles of Incorporation, without further stockholder action, the Board is authorized, subject to any limitations prescribed by MGCL and DGCL, to provide for the issuance of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations and restrictions thereof.

Restriction on Ownership. No person or persons acting as a group at any time may directly or indirectly acquire ownership of more than 25% of the outstanding preferred stock or Prologis may redeem such shares from the holder or holders within 10 days of becoming aware of such activity.

Redemption Provisions. Prior to November 13, 2026, preferred stock will not be redeemable by Prologis, however, after this date at the option of Prologis, we may redeem the shares in whole at a redemption price of $50 per share. If full cumulative dividends on the preferred stock have not been declared and paid or declared and set apart for payment, they may not be redeemed at the option of Prologis except to enforce the ownership restrictions described above as well as to preserve its tax status.

Dividend Rights. The annual dividend rate is 8.54% per share and dividends are payable in arrears. Pursuant to the terms of our preferred stock, we are restricted from declaring or paying any dividend with respect to our common stock unless and until all cumulative dividends with respect to the preferred stock have been paid and sufficient funds have been set aside for dividends that have been declared for the relevant dividend period with respect to the preferred stock.

Voting Rights. The voting rights of preferred stock are limited. If and whenever six quarterly dividends payable on the preferred stock is in arrears, whether or not earned or declared, the number of directors then constituting the Board will be increased by two and the holders of preferred stock, together with the holders of shares of every other class, voting as a single class, regardless of class or series will be entitled to elect two additional directors to serve at annual meeting of stockholders or special meeting held in place thereof. The affirmative vote of at least 66 2/3% of the votes entitled to be case by the holders of the preferred stock is required to approve: (i) any changes to the Articles of Incorporation or Articles Supplementary that materially and adversely affects the voting powers, rights or preferences of the preferred stock; (ii) any share exchange, consolidation, or merger that materially and adversely affects the holders of the preferred stock and; (iii) the authorization, reclassification or creation of, or the increase in the authorized amount of, any security ranking senior to the preferred stock in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends.

Rights and Preferences. The preferred stock is not entitled to the benefits of any retirement of sinking fund and the holders have no conversion, redemption or preemption rights.

Rights Upon Liquidation. Preferred stockholders receive a liquidation preference of $50 per share.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

General. Our Articles of Incorporation and Bylaws contain certain provisions, including our ability to limit the actual or constructive ownership of shares of capital stock that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or take-over attempt that a stockholder might consider in its best interest, including those attempts that might result in premium over the market price for the shares held by the stockholders.

Business Combinations and Control Share Acquisitions Statues. In the Prologis' Bylaws we have elected not to be governed by the "business combination" provision of the MGCL or the "control share acquisition" provisions of the MGCL, which could have the effect of delaying or preventing a change of control of the Company. The Bylaws provide that the Company cannot at a future date determine to be governed by either such provision without the approval of a majority of the outstanding shares entitled to vote. In addition, such irrevocable resolution adopted by the Board may only be changed by the approval of a majority of the outstanding shares entitled to vote.

Description of Debt Securities of Prologis, Inc. and Prologis, L.P.

The following description of our debt securities is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Indenture, dated as of June 8, 2011 by and among the Operating Partnership, as issuer, Prologis, as guarantor, and U.S. Bank National Association, as trustee ("Base Indenture" and as supplemented by the First, Second, Third, Fourth, Fifth, Six, Seventh and Eighth Supplemental Indentures thereto, which are referred to herein as the "Indenture") and Officers' Certificates and Forms of Notes incorporated by reference herein and as exhibits to our most recent Annual Report on Form 10-K filed with the SEC.

General

The following listing summarizes our two classes of notes ("Notes") registered under Section 12 of the Exchange Act and are denominated in euro and British pound sterling and their related documents comprising their respective terms as filed with the SEC:

3.000% Notes due 2026

On June 2, 2014, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 3.000% per annum and maturing on June 2, 2026. The notes are listed under the New York Stock Exchange under the symbol "PLD/26."

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 3.000% Notes due 2026
Form of 3.000% Notes due 2026

2.250% Notes due 2029

On June 7, 2017, we issued debt of £500,000,000 aggregate principal amount bearing an interest rate of 2.250% per annum and maturing on June 30, 2029. The notes are listed under the New York Stock Exchange under the symbol "PLD/29."

Related Documents Incorporated by Reference
Form of Eighth Supplemental Indenture among Prologis, Inc., Prologis, L.P., U.S. Bank National Association and Elavon Financial Services DAC, UK Branch
Form of Officers' Certificate related to the 2.250% Notes due 2029
Form of 2.250% Notes due 2029

The Indenture

General. All Notes are unsecured and unsubordinated obligations of Prologis underneath the Indenture, as defined above. The Notes are issuable in registered form in the form set out in the Indenture with coupons in denominations of $100,000 and any integral multiple of $1,000 in excess thereof for U.S. dollar-denominated notes, €100,000 and any integral multiple of €1,000 in excess thereof for euro-denominated notes and £100,000 and any integral multiple of £1,000 in excess thereof for British pound sterling-denominated notes. None of the Notes are redeemable or convertible at the option of the holders. The Notes do not provide for any sinking fund or analogous provision and are not to be issued upon the exercise of debt warrants.

Issuance of Additional Notes. The aggregate principal amount of the Notes which may be authenticated and delivered under the Indenture is unlimited. The Notes may be issued in one or more series. The additional series would be established pursuant to one or more Board Resolutions or supplemental indentures.

Trustee. The U.S. Bank National Association is the trustee for all securities issued under the Indenture, including the Notes, and is referred to herein as the Trustee.

Paying Agent, Transfer Agent and Security Registrar. The U.S. dollar-denominated notes define the paying agent as any person authorized by Prologis to pay the principal of or any interest on any securities on behalf of Prologis or if no such person is authorized, the paying agent is Prologis. The U.S. dollar-denominated notes also define the transfer agent and security registrar as the Trustee. The euro-denominated notes define the European paying agent and transfer agent as Elavon Financial Services Limited, UK Branch and the European security registrar as Elavon Financial Services Limited. The British pound sterling-denominated notes define U.S. Bank National Association as the transfer agent and security registrar and Elavon Financial Services DAC, UK Branch as the paying agent.

Voting Rights. To be entitled to vote at any meeting of the holders of the Notes, a person must be a holder of one or more series of Notes or a person appointed by an instrument in writing as a proxy for a holder or holders of one or more such series. At any meeting each holder will be entitled to one vote for each $1,000 principal amount of the Notes.

Purposes for Which Meetings May Be Called. A meeting of holders may be called at any time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action. A quorum for a meeting is defined when there is a majority of persons entitled to vote in principal amount of the total Notes. In the absence of a quorum within thirty minutes of the appointed meeting, the meeting will be dissolved or adjourned for a period of 10 days or less. Any resolution presented to a meeting or an adjourned meeting for which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Notes and may become binding for all holders, whether present, not present or represented at the meeting.

The Trustee may make reasonable regulations as it may deem advisable at any meetings in regard to proof of the holding of the Notes, the appointment or proxies, the duties of inspectors of the votes, other evidence of the right to vote and other such matters concerning conduct, including the appointment of a temporary chairman.

Execution of Supplemental Indentures. The Trustee may enter into a supplemental indenture for the purpose of adding, changing or eliminating any provisions to the Base Indenture or related supplemental indentures or to modify the rights of the holders and any related guarantees provided. To do so, the Trustee receives the consent of the holders of not less than a majority in principal amount of all Notes.

Redemption Provisions. The Notes are redeemable in whole at any time at the option of Prologis at a redemption price of equal to the greater of 100% of the principal amount ("Make-Whole Amount') or the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the date of the redemption on an annual basis at the applicable comparable governmental bond rate plus 20 basis points ("Redemption Price"). If the notes are redeemed on or after a certain time frame as defined in each note, the price is 100% of the principal amount.

Payment of Additional Amounts Upon Redemption. All repayments of the Notes will be made by or on behalf of the Company without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States ("U.S.") or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, Prologis will pay to a holder who is not a U.S. person such additional amounts (the "Additional Amounts") on the Notes as are necessary in order that the net payment by the Company or the paying agent of the principal of, and premium ("Tax Redemption Price"), if any, and interest on, the Notes to such holder, after such withholding or deduction, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay the Additional Amounts will not apply to certain items as defined in the Indenture.

Issuance in Euro and British Pound Sterling. Excluding the U.S. dollar-denominated notes, the principal, interest and related Additional Amounts on the euro-denominated and British pound sterling-denominated notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price) is payable in euro or British pound sterling, as applicable in each note's terms. If the euro or British pound sterling is unavailable due to the imposition of exchange controls or other circumstances beyond the Company's control, then all payments in respect of the notes will be made in U.S. dollars until the euro or British pound sterling is again available to Prologis. The amount payable on any date in euros or British pound sterling will be converted to U.S. dollars on the second business day, which is not weekend day or a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system is open. The rate used would be:

(1)   the Market Exchange Rate for euro, which is the noon buying rate in The City of New York for cable transfers of euros as certified for customs; or the most recently available Market Exchange Rate on or before payment is due; or

(2)   the rate mandated by the Board of Governors of the Federal Reserve system for British pound sterling, which is based on the most recent U.S. dollar/British pound sterling exchange rate published in The Wall Street Journal. If there is no published exchange rate, the rate is determined at Prologis' sole discretion for British pound sterling.

Any payment in respect of the euro-denominated and British pound sterling-denominated notes made in U.S. dollars will not constitute an Event of Default, as defined below, under the Indenture. Neither the Trustee nor the paying agent is responsible for obtaining exchange rates, effecting conversions or otherwise handling redenomination's.

Covenants. Under the Indenture, Prologis must maintain specific covenants on a quarterly basis to incur additional debt and continue to perform under the Indenture and not create an Event of Default, including:

(1)   all outstanding debt of Prologis on a consolidated basis in accordance with U.S. generally accepted accounting principles must be less than 60% of the sum of total assets as of the quarter covered by the Annual Report on Form 10-K or Quarterly Report on Form 10-Q;

(2)   the consolidated income available for debt service, as defined in the Indenture, to the annual debt service charge for four consecutive fiscal quarters as of the most recently ended period must be greater than 1.5, on a pro forma basis after giving effect to the application of proceeds from the incurrence or refinance of additional debt had it occurred at the beginning of such period;

(3)   the total unencumbered assets may not at any time be equal to or less than 150% of the aggregate outstanding principal amount of the unsecured debt;

(4)   total debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property to total assets cannot be equal to or greater than 40% of all outstanding debt; and

(5)   debt will be deemed to be incurred by the Company or subsidiary whenever the Company or subsidiary will create, assume, guarantee or otherwise become liable.

Events of Default. As described in the Indenture, there are many reasons for events of default, including but not limited to default in payment of principal and any premium when a series of Notes is due and payable at maturity, default in the payment of interest or any Additional Amounts payable, default in performance or breach of any covenant or warranty of the Company in the Indenture, default of other indebtedness of the Company, the court entering into a final judgment or decree in an aggregate amount, excluding insurance, in excess of $50,000,000 and such charges remaining for 60 days and the court entering into an order or decree of bankruptcy law.

If an event of default under the Indenture with respect to a series of debt securities occurs and is continuing, then in every such case, unless the principal of the debt securities of such series shall already have become due and payable, the trustee or the holders of not less than 25% in principal amount of such series of debt securities may declare the principal and the make-whole amount on the debt securities of such series to be due and payable immediately by written notice to the Operating Partnership that payment of the debt securities is due, and to the trustee if given by the holders.

Subject to provisions in the Indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of debt securities then outstanding under the Indenture, unless such holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the debt securities of a series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the debt securities not joining in the proceeding.

Description of Debt Securities of Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC

In 2018, we formed finance subsidiaries as part of our operations in Europe (Prologis Euro Finance LLC), Japan (Prologis Yen Finance LLC) and the United Kingdom (Prologis Sterling Finance LLC). These entities are 100% indirectly owned by the OP and all unsecured debt issued or to be issued by each entity is or will be fully and unconditionally guaranteed by the OP. There are no restrictions or limits on the OP's ability to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 3-10 of Regulation S-X, the separate financial statements of Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC are not provided in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q as the finance subsidiaries are entities bearing no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the securities being registered and any securities guaranteed by the OP. As the debt securities of Prologis Euro Finance LLC listed in this exhibit are unconditionally guaranteed and 100% indirectly owned by the OP we consider them other securities of the OP for purposes of this exhibit. At December 31, 2022, there were no securities issued by either Prologis Yen Finance LLC or Prologis Sterling Finance LLC that have been registered under Section 12 of the Exchange Act.

The following description of our debt securities issued by Prologis Euro Finance LLC is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Indenture, dated as of August 1, 2018 by and among Prologis Euro Finance LLC, as issuer, the OP, as guarantor, and U.S. Bank National Association, as trustee ("Finance Subsidiary Base Indenture" and as supplemented by the First and Second Supplemental Indentures thereto, which are collectively referred to herein as the "Finance Subsidiary Indenture") and Officers' Certificates and Forms of Notes incorporated by reference herein and as exhibits to our most recent Annual Report on Form 10-K filed with the SEC.

General

The following listing summarizes all notes issued by Prologis Euro Finance LLC ("Finance Subsidiary Notes") registered under Section 12 of the Exchange Act and are denominated in euros and related documents comprising their respective terms as filed with the SEC:

Prologis Euro Finance LLC

Floating Rate Notes due 2024 ("2024 Notes")

On February 8, 2022, we issued debt of €300,000,000 aggregate principal amount bearing an applicable rate + 0.200% per annum and maturing on February 8, 2024. The notes are listed under the New York Stock Exchange under the symbol "PLD/24".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the Floating Rate Notes due 2024
Form of Floating Notes due 2024

0.250% Notes due 2027 ("2027 Notes")

On September 10, 2019, we issued debt of €600,000,000 aggregate principal amount bearing an interest rate of Euribor + 0.250% per annum and maturing on September 10, 2027. The notes are listed under the New York Stock Exchange under the symbol "PLD/27".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.250% Notes due 2027
Form of 0.250% Notes due 2027

0.375% Notes due 2028 ("2028 Notes")

On February 6, 2020, we issued debt of €550,000,000 aggregate principal amount bearing an interest rate of 0.375% per annum and maturing on February 6, 2028. The notes are listed under the New York Stock Exchange under the symbol "PLD/28".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.375% Notes due 2028
Form of 0.375% Notes due 2028

1.000% Notes due 2029 ("2029 Notes")

On February 8, 2022, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 1.000% per annum and maturing on February 8, 2029. The notes are listed under the New York Stock Exchange under the symbol "PLD/29C".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.000% Notes due 2029.
Form of 1.000% Notes due 2029.

1.875% Notes due 2029 ("2029 Notes")

On August 1, 2018, we issued debt of €700,000,000 aggregate principal amount bearing an interest rate of 1.875% per annum and maturing on January 5, 2029. The notes are listed under the New York Stock Exchange under the symbol "PLD/29A".

Related Documents Incorporated by Reference
First Supplemental Indenture, dated as of August 1, 2018, among Prologis Euro Finance LLC, Prologis, L.P., U.S. Bank National Association and Elavon financial Services DAC, UK Branch.
Form of Officers' Certificate related to the 1.875% Notes due 2029
Form of 1.875% Notes due 2029

0.625% Notes due 2031 ("2031 Notes")

On September 10, 2019, we issued debt of €700,000,000 aggregate principal amount bearing an interest rate of 0.625% per annum and maturing on September 10, 2031. The notes are listed under the New York Stock Exchange under the symbol "PLD/31".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.625% Notes due 2031
Form of 0.625% Notes due 2031

0.500% Notes due 2032 ("2032 Notes")

On February 16, 2021 we issued debt of €850,000,000 aggregate principal amount bearing an interest rate of 0.500% per annum and maturing on February 16, 2032. The notes are listed under the New York Stock Exchange under the symbol "PLD/32".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.500% Notes due 2032
Form of 0.500% Notes due 2032

1.500% Notes due 2034 ("2034 Notes")

On February 8, 2022, we issued debt of €750,000,000 aggregate principal amount bearing an interest rate of 1.500% per annum and maturing on February 8, 2023. The notes are listed under the New York Stock Exchange under the symbol "PLD/34".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.500% Notes due 2034.
Form of 1.500% Notes due 2034.

1.000% Notes due 2035 ("2035 Notes")

On February 6, 2020, we issued debt of €650,000,000 aggregate principal amount bearing an interest rate of 1.000% per annum and maturing on February 6, 2035. The notes are listed under the New York Stock Exchange under the symbol "PLD/35".

Related Documents Incorporated by Reference

Form of Officers' Certificate related to the 1.000% Notes due 2035
Form of 1.000% Notes due 2035

1.000% Notes due 2041 ("2041 Notes")

On February 16, 2021 we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 1.000% per annum and maturing on February 16, 2041. The notes are listed under the New York Stock Exchange under the symbol "PLD/41".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.000% Notes due 2041
Form of 1.000% Notes due 2041

1.500% Notes due 2049 ("2049 Notes")

On September 10, 2019, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 1.500% per annum and maturing on September 10, 2049. The notes are listed under the New York Stock Exchange under the symbol "PLD/49".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.500% Notes due 2049
Form of 1.500% Notes due 2049

The Finance Subsidiary Indenture

General. All Finance Subsidiary Notes are unsecured and unsubordinated obligations of Prologis Euro Finance LLC. They are fully and unconditionally guaranteed by the OP pursuant to the Finance Subsidiary Indenture, as defined above. The Finance Subsidiary Notes are issuable in registered form in the form set out in the Finance Subsidiary Indenture with coupons in denominations of €100,000 and any integral multiple of €1,000 in excess thereof. None of the Finance Subsidiary Notes are redeemable or convertible at the option of the holders. The Finance Subsidiary Notes do not provide for any sinking fund or analogous provision and are not to be issued upon the exercise of debt warrants.

Issuance of Additional Notes. The aggregate principal amount of the Finance Subsidiary Notes which may be authenticated and delivered under the Finance Subsidiary Indenture is unlimited. The Finance Subsidiary Notes may be issued in one or more series. The additional series would be established pursuant to one or more Board Resolutions or supplemental indentures.

Trustee. The U.S. Bank National Association is the trustee for all securities issued under the Finance Subsidiary Indenture, including the Finance Subsidiary Notes, and is referred to herein as the Trustee.

Paying Agent, Transfer Agent and Security Registrar. The euro-denominated notes define the paying agent as Elavon Financial Services DAC, UK Branch and the transfer agent and security registrar as U.S. Bank National Association.

Voting Rights. To be entitled to vote at any meeting of the holders of the Finance Subsidiary Notes, a person must be a holder of one or more series of Finance Subsidiary Notes or a person appointed by a holder in writing as a proxy for a holder or holders of one or more such series. At any meeting each holder will be entitled to one vote for each $1,000 principal amount of the Finance Subsidiary Notes.

Purposes for Which Meetings May Be Called. A meeting of holders may be called at any time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action. A quorum for a meeting is defined when there is a majority of persons entitled to vote in principal amount of the total Finance Subsidiary Notes. In the absence of a quorum within thirty minutes of the appointed meeting, the meeting will be dissolved or adjourned for a period of 10 days or less. Any resolution presented to a meeting or an adjourned meeting for which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Finance Subsidiary Notes and may become binding for all holders, whether present, not present or represented at the meeting.

The Trustee may make reasonable regulations as it may deem advisable at any meetings in regard to proof of the holding of the Finance Subsidiary Notes, the appointment or proxies, the duties of inspectors of the votes, other evidence of the right to vote and other such matters concerning conduct, including the appointment of a temporary chairman.

Execution of Supplemental Indentures. The Trustee may enter into a supplemental indenture for the purpose of adding, changing or eliminating any provisions to the Finance Subsidiary Indenture or related supplemental indentures or to modify the rights of the holders and any related guarantees provided. To do so, the Trustee receives the consent of the holders of not less than a majority in principal amount of all Finance Subsidiary Notes affected by the proposed change.

Redemption Provisions. The euro-denominated notes are redeemable in whole at any time at the option of the OP at a redemption price of equal to the greater of 100% of the principal amount ("Make-Whole Amount') or the sum of the present values of the remaining scheduled payments of principal and interest on the euro-denominated notes to be redeemed discounted to the date of the redemption on an annual basis at the applicable comparable governmental bond rate plus 20 basis points, in the case of the 2027 notes, 15 basis points, in the case of the 2028 notes, 20 or 25 basis points, in the case of either of the 2029 notes, 20 basis points, in the case of the 2031 notes, 25 basis points, in the case of the 2034 notes, 20 basis points, in the case of the 2035 notes, and 30 basis points, in the case of the 2049 notes ("Redemption Price"). If the euro-denominated notes are redeemed on or after a certain time frame as defined in each note, the price is 100% of the principal amount.

Payment of Additional Amounts Upon Redemption. All repayments of the Finance Subsidiary Notes will be made by or on behalf of the finance subsidiaries without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the U.S. or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the finance subsidiaries will pay to a holder who is not a U.S. person such additional amounts (the "Additional Amounts") on the Finance Subsidiary Notes as are necessary in order that the net payment by the finance subsidiary or the paying agent of the principal of, and premium ("Tax Redemption Price"), if any, and interest on, the Finance Subsidiary Notes to such holder, after such withholding or deduction, will not be less than the amount provided in the Finance Subsidiary Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts will not apply to certain items as defined in the Finance Subsidiary Indenture.

Issuance in Euro and Yen. The principal, interest and related Additional Amounts on the Finance Subsidiary Notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price) is payable in euro. If the euro is unavailable due to the imposition of exchange controls or other circumstances beyond the control of Prologis Euro Finance LLC, then all payments in respect of the Finance Subsidiary Notes will be made in U.S. Dollars until the euro is again available to Prologis Euro Finance LLC. The amount payable on any date in euros will be converted to U.S. Dollars on the second business day, which is not weekend day or a day on which banking institutions in the cities of New York, London are authorized or obligated by law or executive order to close and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system is open. The rate used would be:

(1)   the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date; or

(2)   the most recent U.S. dollar/euro exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date if the Board of Governors of the Federal Reserve System has not announced a rate of conversion; or

(3)   the rate determined at the sole discretion of Prologis Euro Finance LLC on the basis of the most recently available market exchange rate for euro, in the event The Wall Street Journal has not published such exchange rate.

Any payment in respect of the Finance Subsidiary Notes made in U.S. dollars will not constitute an Event of Default, as defined below, under the Finance Subsidiary Indenture. Neither the Trustee nor the paying agent is responsible for obtaining exchange rates, effecting conversions or otherwise handling redenomination's.

Covenants. Under the Finance Subsidiary Indenture, the OP must maintain specific covenants to incur additional debt and continue to perform under the Finance Subsidiaries Indenture and not create an Event of Default, including:

(1)   all outstanding debt of the OP on a consolidated basis in accordance with U.S. generally accepted accounting principles must be less than 60% of the sum of total assets as of the quarter covered by the Annual Report on Form 10-K or Quarterly Report on Form 10-Q;

(2)   the consolidated income available for debt service, as defined in the Finance Subsidiary Indenture, to the annual debt service charge for four consecutive fiscal quarters as of the most recently ended period must be greater than 1.5, on a pro forma basis after giving effect to the application of proceeds from the incurrence or refinance of additional debt had it occurred at the beginning of such period;

(3)   the total unencumbered assets may not at any time be equal to or less than 150% of the aggregate outstanding principal amount of the unsecured debt of the OP;

(4)   total debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property to total assets cannot be equal to or greater than 40% of all outstanding debt of the OP; and

(5)   debt will be deemed to be incurred by the OP or subsidiary whenever the OP or subsidiary will create, assume, guarantee or otherwise become liable.

Events of Default. As described in the Finance Subsidiary Indenture, there are many reasons for events of default, including but not limited to default in payment of principal and any premium when a series of Finance Subsidiary Notes is due and payable at maturity, default in the payment of interest or any Additional Amounts payable, default in performance of any covenant of the Company in the Finance Subsidiary Indenture, default of other indebtedness of the Company, the court entering into a final judgment or decree in an aggregate amount, excluding insurance, in excess of $50,000,000 and such charges remaining for 60 days and the court entering into an order or decree of bankruptcy law.

If an event of default under the Finance Subsidiary Indenture with respect to a series of debt securities occurs and is continuing, then in every such case, unless the principal of the debt securities of such series shall already have become due and payable, the trustee or the holders of not less than 25% in principal amount of such series of debt securities may declare the principal and the make-whole amount on the debt securities of such series to be due and payable immediately by written notice to the Operating Partnership that payment of the debt securities is due, and to the trustee if given by the holders.

Subject to provisions in the Finance Subsidiary Indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the Finance Subsidiary Indenture at the request or direction of any holders of any series of debt securities then outstanding under the Finance Subsidiary Indenture, unless such holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the debt securities of a series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the Finance Subsidiary Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the debt securities not joining in the proceeding.

EXHIBIT 10.83

PROLOGIS, INC.
2020 LONG-TERM INCENTIVE PLAN

BONUS EXCHANGE

LTIP UNIT AWARD AGREEMENT

Name of the Grantee: [_____] (the "Grantee")
Grant Effective Date: As determined under paragraph E of the Recitals
Date of Agreement:

RECITALS

     A.   The Grantee is an employee of Prologis, Inc. (the "Company") or a "Related Company" as defined in the Prologis, Inc. 2020 Long-Term Incentive Plan (as amended and supplemented from time to time, the "Plan") and provides services to Prologis, L.P., through which the Company conducts substantially all of its operations (the "Partnership"). Unless otherwise provided herein, capitalized terms used in this Bonus Exchange LTIP Unit Award Agreement (the "Agreement") shall have the meaning specified in the Plan.

     B.   Pursuant to the Limited Partnership Agreement of the Partnership (as amended and supplemented from time to time, the "Partnership Agreement"), the Company, as general partner of the Partnership, hereby conditionally grants to the Grantee a Full Value Award under the Plan (referred to herein as an "Award") in the form of, and by causing the Partnership to issue to the Grantee, the number of LTIP Units (as defined in the Partnership Agreement) determined in accordance with the Grantee's Bonus Exchange Election **[For No Premium/No Vesting: (in which the Grantee made a no premium/no vesting bonus exchange election)] [For Regular Election: (in which the Grantee made a premium/vesting bonus exchange election)]** and as determined by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Award LTIP Units"), having the rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption and conversion set forth in this Agreement and in the Partnership Agreement. The Company will notify the Grantee of the number of Award LTIP Units granted by the Committee following the Grant Effective Date (as defined below) by sending the Grantee a Bonus Exchange LTIP Unit Award Notice (in substantially the form attached hereto as Exhibit B).

     C.   This Award represents the Grantee's equity award received as part of the Company's Bonus Exchange program earned in 202[_].

     D.   Upon the close of business on the Grant Effective Date, the Grantee shall receive an award of that number of LTIP Units determined as described in paragraph B and approved by the Committee, subject to the restrictions and conditions set forth herein, in the Plan, and in the Partnership Agreement.

E.   This Award and the grant of Award LTIP Units pursuant to this Agreement are specifically conditioned on the approval by the Committee of the Award and the number of Award LTIP Units subject to this Agreement. The "Grant Effective Date" shall be the date on which this Award and the number of Award LTIP Units is approved by the Committee. Notwithstanding the foregoing or any other provision of this Agreement, this Agreement shall become effective only upon approval of the Award by the Committee and if the Committee does not approve this Award within the first calendar quarter of the calendar year following the year in which the Date of Agreement (as set forth above) occurs (the last date of such calendar quarter, the "Last Approval Date") this Agreement shall immediately terminate upon the Last Approval Date without action of any person. For the avoidance of doubt, if the Grantee's Termination Date occurs for any reason prior to the date on which the Grant Effective Date occurs, this Agreement shall immediately terminate upon the Termination Date without action of any person.

NOW, THEREFORE, the Company, the Partnership and the Grantee agree as follows:

1.   **Effectiveness of Award**. As of the Grant Effective Date, the Grantee shall be admitted as a partner of the Partnership with beneficial ownership of the Award LTIP Units by (i) signing and delivering to the Partnership a copy of this Agreement, (ii) signing, as a Limited Partner, and delivering to the Partnership a counterpart signature page to the Partnership Agreement (attached hereto as Exhibit A), and (iii) making a Capital Contribution (as defined in the Partnership Agreement) to the Partnership, in cash, in the amount of $0.01 per Award LTIP Unit (the "Per Unit Contribution"). Upon satisfaction of the foregoing requirements and execution of this Agreement by the Grantee, the Partnership and the Company, the books and records of the Partnership maintained by the General Partner shall reflect the issuance to the Grantee of the Award LTIP Units. Thereupon, the Grantee shall have all the rights of a Limited Partner (as defined in the Partnership Agreement) of the Partnership with respect to a number of LTIP Units equal to the number of Award LTIP Units, subject, however, to the restrictions and conditions specified in Section 2 below and elsewhere herein. The LTIP Units are uncertificated securities of the Partnership and upon the Grantee's request the General Partner shall confirm the number of LTIP Units issued to the Grantee.

2.   **Vesting and Forfeiture of Award LTIP Units.**

(a)   **[For No Premium/No Vesting:** The Award LTIP Units shall be vested as of the Grant Effective Date.**]** **[For Regular Election:** Subject to Section 11 hereof, and subsection 4.3 of the Plan, the Award LTIP Units will vest as to the number of Award LTIP Units, and on the dates, set forth in the Bonus Exchange LTIP Unit Award Notice (each such date a "Vesting Date") provided that the Grantee's Termination Date has not occurred as of the applicable Vesting Date; provided, however, that if the Grantee's Termination Date occurs by reason of death or Disability after the Grant Effective Date, then any unvested Award LTIP Units shall vest immediately on the Termination Date and the Termination Date shall be the "Vesting Date" for purposes of this Agreement. All Award LTIP Units that are not vested on or before the Grantee's Termination Date shall thereupon, and with no further action and at no cost to the Company, be immediately forfeited by the Grantee and the Grantee shall have no further rights with respect to such Award LTIP Units (including the right to vest in such Award LTIP Units). For the avoidance of doubt, the Award LTIP Units shall not vest solely as a result of the

Grantee's satisfaction of eligibility conditions for retirement or as the result of the Grantee's termination of employment or service as a result of retirement (whether as defined in the Plan or for any other purpose)**]**.

(b)   Notwithstanding anything to the contrary set forth in this Agreement, this Award is subject to the Recoupment Policy set forth in the Prologis Governance Guidelines as in effect from time to time, any other clawback or recoupment policies that are adopted by the Company, and the provisions of the Plan relating to recoupment, misconduct and good standing.

(c)   For purposes of this Award, the Committee shall have the exclusive discretion to determine Grantee's Termination Date.

3.   **Distributions.** The Grantee shall be entitled to receive distributions with respect to the Award LTIP Units to the extent provided for in the Partnership Agreement as follows:

(a)   The Award LTIP Units are hereby designated as regular "LTIP Units."

(b)   The LTIP Unit Distribution Participation Date (as defined in the Partnership Agreement) with respect to the Award LTIP Units is the Grant Effective Date.

(c)   All distributions paid with respect to the Award LTIP Units shall be fully vested and non-forfeitable when paid, whether or not the Award LTIP Units have been earned based on performance or have become vested based on continued employment as provided in Section 2 hereof.

4.   **Rights with Respect to Award LTIP Units.** Without duplication with the provisions of Section 4 of the Plan or Section 1.14 of Exhibit K to the Partnership Agreement, if(i) the Company shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or capital stock of the Company or a transaction similar thereto, (ii) any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization, or other similar change in the capital structure of the Company, or any distribution to holders of Stock, other than ordinary cash dividends, shall occur, or (iii) any other event shall occur which, in each case in the judgment of the Committee, necessitates action by way of adjusting the terms of this Award, then and in that event, the Committee may take such action, if any, as it determines to be reasonably required to maintain the Grantee's rights hereunder so that they are substantially proportionate to the rights existing under this Agreement prior to such event, including, but not limited to, substitution of other awards under the Plan.

5.   **Incorporation of the Plan; Interpretation by Committee.** This Agreement is subject in all respects to the terms, conditions, limitations and definitions contained in the Plan. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control. The Committee may make such rules and regulations and establish such procedures for the administration of this Agreement as it deems appropriate. Without limiting the generality of the foregoing, the Committee may interpret the Plan and this Agreement, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law. In the event of any dispute or disagreement as to interpretation of the Plan or this Agreement or of any rule, regulation or procedure, or as to

any question, right or obligation arising from or related to the Plan or this Agreement, the decision of the Committee shall be final and binding upon all persons.

6. **Restrictions on Transfer.**

(a) Except as otherwise permitted by the Committee, none of the Award LTIP Units granted hereunder nor any of the common units of the Partnership into which such Award LTIP Units may be converted (the "Award Common Units") shall be sold, assigned, transferred, pledged, hypothecated, given away or in any other manner disposed of, or encumbered, whether voluntarily or by operation of law (each such action a "Transfer") and right to Redemption (as defined in the Partnership Agreement) may not be exercised until such Award LTIP Units have vested pursuant to Section 2 hereof; provided, however, that Award LTIP Units may be Transferred prior to such date in accordance with Section 6.5 of the Plan, so long as the Transferee agrees in writing with the Company and the Partnership to be bound by all the terms and conditions of this Agreement and the Partnership Agreement and that subsequent Transfers shall be prohibited except those in accordance with this Section 6.

(b) The right to Redemption may be exercised with respect to Award Common Units, and Award Common Units may be Transferred to the Partnership or the Company in connection with the exercise thereof, in accordance with and to the extent otherwise permitted by the terms of the Partnership Agreement. Notwithstanding the foregoing, without the consent of the General Partner, the right to Redemption shall not be exercisable with respect to any Award Common Units until two (2) years after the Grant Effective Date; provided however, that the foregoing restriction shall not apply (i) if the right of Redemption is exercised in connection with a Change in Control or (ii) in connection with an LTIP Unit Forced Conversion in connection with a Capital Transaction as described in the Partnership Agreement.

(c) Additionally, all Transfers of Award LTIP Units or Award Common Units must be in compliance with all applicable securities laws (including, without limitation, the Securities Act (as defined in the Partnership Agreement)) and the applicable terms and conditions of the Partnership Agreement. In connection with any Transfer of Award LTIP Units or Award Common Units, the Partnership may require the Grantee to provide an opinion of counsel, satisfactory to the Partnership, that such Transfer is in compliance with all federal and state securities laws (including, without limitation, the Securities Act).

(d) Any attempted Transfer of Award LTIP Units or Award Common Units not in accordance with the terms and conditions of this Section 6 shall be null and void, and the Partnership shall not reflect on its records any change in record ownership of any Award LTIP Units or Award Common Units as a result of any such Transfer, shall otherwise refuse to recognize any such Transfer and shall not in any way give effect to any such Transfer of any Award LTIP Units or Award Common Units.

(e) This Agreement is personal to the Grantee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution.

7.   **Legend.** The books and records of the Partnership or other documentation evidencing the Award LTIP Units shall bear an appropriate legend or notation, as determined by the Partnership in its sole discretion, to the effect that such LTIP Units are subject to restrictions as set forth herein, in the Plan and in the Partnership Agreement.

8.   **Tax Matters; Section 83(b) Election**. The Grantee hereby agrees to make an election (an "83(b) Election") to include in gross income in the year of transfer the unvested Award LTIP Units hereunder pursuant to and in accordance with the requirements of Section 83(b) of the Code substantially in the form attached hereto as Exhibit B and to supply the necessary information in accordance with the regulations promulgated thereunder. The Grantee shall provide a copy of the Section 83(b) Election to the Company. In no event shall the Grantee make an 83(b) Election with respect to the Award prior to the Grant Effective Date.

9.   **Withholding and Taxes.**

(a)   The Grantee acknowledges that, regardless of any action taken by the Company or the Partnership or, if different, the Grantee's employer (the "Employer"), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Award and legally applicable to the Grantee ("Tax-Related Items"), is and remains the Grantee's responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer.

(b)   The Grantee acknowledges and agrees that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Award, including, but not limited to, the grant, vesting or settlement of the Award or the subsequent disposition of any LTIP Units acquired pursuant to this Award; and (ii) do not commit to and are under no obligation to structure the terms of the Award to reduce or eliminate the Grantee's liability for Tax-Related Items or achieve any particular tax result. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(c)   Prior to any relevant taxable or tax withholding event, as applicable, the Grantee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy any applicable withholding obligations for Tax-Related Items. If such arrangements are not made by the Grantee by the date specified by the Company and communicated to the Grantee (and in no event less than 30 days prior to the Vesting Date or if the Vesting Date is the Grant Effective Date, no later than the Grant Effective Date), the Grantee authorizes the Company or its agent to satisfy any applicable withholding obligations with regard to all Tax-Related Items by deducting such amounts from any cash payments to be made to the Grantee hereunder or withholding in LTIP Units to be issued hereunder (or, if applicable, any Common Units into which the LTIP Units are converted or shares of Stock issued in redemption of such Common Units).

(d)   The Company may withhold or account for Tax-Related Items by considering the amount that is required by law to be withheld or such other amount determined by the Company or an affiliate that is not prohibited by law but in no event more than the maximum U.S. federal, state, local or foreign taxes, as applicable (including social insurance tax or contributions obligations, if any). In the event of under-withholding, the Grantee may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or its designated affiliate. If the obligation for Tax-Related Items is satisfied by withholding in LTIP Units (or other securities pursuant to paragraph (c)), for tax purposes, the Grantee is deemed to have been issued the full number of vested Award LTIP Units (or other applicable securities), notwithstanding that a number of the LTIP Units (or other applicable securities) are held back solely for the purpose of paying the Tax-Related Items.

(e)   Finally, the Grantee agrees to pay to the Company or the Employer, including through withholding from the Grantee's wages or other cash compensation paid to the Grantee by the Company and/or the Employer, any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Grantee's participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the LTIP Units issuable upon vesting of the Award LTIP Units, or the proceeds of the disposition thereof, if the Grantee fails to comply with the Grantee's obligations in connection with the Tax-Related Items.

10.   **Amendment; Modification**. This Agreement may only be modified or amended in a writing signed by the parties hereto, provided that the Grantee acknowledges that the Plan may be amended or discontinued in accordance with Section 7 of the Plan, and that this Agreement may be amended or canceled by the Committee, on behalf of the Company and the Partnership, for the purpose of satisfying changes in law or for any other lawful purpose, so long as no such action shall adversely affect the Grantee's rights under this Agreement without the Grantee's written consent. No promises, assurances, commitments, agreements, undertakings or representations, whether oral, written, electronic or otherwise, and whether express or implied, with respect to the subject matter hereof, have been made by the parties which are not set forth expressly in this Agreement. The failure of the Grantee or the Company or the Partnership to insist upon strict compliance with any provision of this Agreement, or to assert any right the Grantee or the Company or the Partnership, respectively, may have under this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

11.   **Change in Control.**

(a)   In the event that a Change in Control occurs prior to the Vesting Date, prior to the date on which any applicable Award LTIP Units have otherwise been forfeited, and prior to the Grantee's Termination Date, and either (i) the Grantee's Termination Date occurs on or within twenty-four (24) months following the Change in Control due to termination by the Company or the successor to the Company or a Related Company which is the Grantee's employer for reasons other than Cause or (ii) the Plan is terminated by the Company or its successor upon or following a Change in Control without provision for the continuation of this Award to the extent then unvested and outstanding, then the Award LTIP Units (or to the extent applicable such other award, security or right to payment into which such Award LTIP Units converted in connection with the Change in Control, as determined by the parties to such Change in Control) to the extent they have not otherwise cancelled or forfeited, shall immediately vest and the date of the vesting shall be the "Vesting Date." Any Award LTIP Units that vest pursuant to this paragraph (a) shall be paid in accordance with the terms and conditions of this Agreement and the terms and conditions of the Plan.

(b)   For purposes of this Section 11, the Grantee's Termination Date shall be deemed to have occurred on account of termination by the Company or its successor (or a Related Company) for reasons other than for Cause if the Grantee terminates employment after, absent the written consent of the Grantee, (i) a substantial adverse alteration in the nature of the Grantee's status or responsibilities from those in effect immediately prior to the Change in Control, or (ii) a material reduction in the Grantee's annual base salary and target bonus, if any, as in effect immediately prior to the Change in Control. In any event, if, upon a Change in Control, awards in other shares or securities are substituted for outstanding Awards pursuant to Section 4 of the Plan (or a successor provision), and immediately following the Change in Control, the Grantee becomes employed by the entity into which the Company merged, or the purchaser of substantially all of the assets of the Company, or a successor to such entity or purchaser, the Grantee shall not be treated as having terminated employment for purposes of this Section 11 until such time as the Grantee ceases to be an employee and/or ceases to provide services to the merged entity or purchaser (or successor), as applicable.

(c)   Notwithstanding the foregoing, unless otherwise provided in the Plan or by the Company in its discretion, the Award LTIP Units and the benefits evidenced by this Agreement do not create any entitlement to have the Award LTIP Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Stock or the equity securities of the Partnership.

12.   **Complete Agreement**. This Agreement (together with those agreements and documents expressly referred to herein, for the purposes referred to herein) embody the complete and entire agreement and understanding between the parties with respect to the subject matter hereof, and supersede any and all prior promises, assurances, commitments, agreements, undertakings or representations, whether oral, written, electronic or otherwise, and whether express or implied, which may relate to the subject matter hereof in any way.

13.   **Investment Representation; Registration**. The Grantee hereby makes the covenants, representations and warranties set forth on Exhibit C attached hereto as of the Date of Agreement and as of the Grant Effective Date. All of such covenants, warranties and representations shall survive the execution and delivery of this Agreement by the Grantee. The Grantee shall immediately notify the Partnership upon discovering that any of the representations or warranties set forth on Exhibit C was false when made or have, as a result of changes in circumstances, become false. The Partnership will have no obligation to register under the Securities Act any of the Award LTIP Units or any other securities issued pursuant to this Agreement or upon conversion or exchange of the Award LTIP Units into other limited partnership interests of the Partnership or shares of Stock.

14.   **No Obligation to Continue Employment or Other Service Relationship**. Neither the Company nor any Related Company is obligated by or as a result of the Plan, or this Agreement to continue to have the Grantee provide services to it or to continue the Grantee in

employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate its service relationship with the Grantee or the employment of the Grantee at any time.

15. **No Limit on Other Compensation Arrangements**. Nothing contained in this Agreement shall preclude the Company from adopting or continuing in effect other or additional compensation plans, agreements or arrangements, and any such plans, agreements and arrangements may be either generally applicable or applicable only in specific cases or to specific persons.

16. **Status of Award LTIP Units under the Plan**. The Award LTIP Units are both issued as equity securities of the Partnership and granted as a "Full Value Award" under the Plan. The Company will have the right at its option, as set forth in the Partnership Agreement, to issue shares of Stock in exchange for partnership units into which Award LTIP Units may have been converted pursuant to the Partnership Agreement, subject to certain limitations set forth in the Partnership Agreement, and such Stock, if issued, will be issued under the Plan. The Grantee acknowledges that the Grantee will have no right to approve or disapprove such election by the Company.

17. **Severability**. If any term or provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or under any applicable law, rule or regulation, then such provision shall be construed or deemed amended to conform to applicable law (or if such provision cannot be so construed or deemed amended without materially altering the purpose or intent of this Agreement and the grant of Award LTIP Units hereunder, such provision shall be stricken as to such jurisdiction and the remainder of this Agreement and the award hereunder shall remain in full force and effect).

18. **Section 409A**. If any compensation provided by this Agreement may result in the application of Section 409A of the Code, the Company shall, in consultation with the Grantee, modify the Agreement in the least restrictive manner necessary in order to, where applicable, (i) exclude such compensation from the definition of "deferred compensation" within the meaning of such Section 409A or (ii) comply with the provisions of Section 409A, other applicable provision(s) of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and to make such modifications, in each case, without any diminution in the value of the benefits granted hereby to the Grantee.

19. **Law Governing.** THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW WHICH COULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF MARYLAND.

20. **Headings**. Section, paragraph and other headings and captions are provided solely as a convenience to facilitate reference. Such headings and captions shall not be deemed in any way material or relevant to the construction, meaning or interpretation of this Agreement or any term or provision hereof.

21.   **Notices**. Notices hereunder shall be mailed or delivered to the Partnership at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Partnership or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

22.   **Counterparts**. This Agreement may be executed in two or more separate counterparts, each of which shall be an original, and all of which together shall constitute one and the same agreement.

23.   **Successors and Assigns**. The rights and obligations created hereunder shall be binding on the Grantee and his heirs and legal representatives and on the successors and assigns of the Partnership.

24.   **Data Privacy Consent**. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company and its agents may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement.

25.   **Electronic Delivery and Acceptance.** The Company may, in its sole discretion, decide to deliver any documents related to the LTIP Units by electronic means or request the Grantee's consent to participate in the Plan by electronic means. In consideration of receiving this Award and accepting the benefits hereof, the Grantee consents to receive such documents by electronic delivery and, to the extent determined by the Company, any participation by the Grantee in the Plan shall be through any on-line or electronic system established and maintained by the Company or another third party designated by the Company. The Grantee's signature or acceptance of this Agreement is not required to make this Agreement enforceable except to the extent required by law. In consideration of accepting the benefits of this Award, the Grantee agrees to all of the terms and conditions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Award to be executed on the [__] day of [_____], 20_____.

PROLOGIS, INC.

By: _____
      Name:
      Title:

PROLOGIS, L.P.

By: PROLOGIS, INC.,
Its General Partner

By: _____
      Name:
      Title:

Grantee

_____
Name:

Address:

<u>**EXHIBIT A**</u>

FORM OF LIMITED PARTNER SIGNATURE PAGE

The Grantee, desiring to become one of the within named Limited Partners of Prologis, L.P., hereby becomes a party to the Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., as amended through the date hereof (the "**Partnership Agreement**").

The Grantee constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as the Grantee's true and lawful agent and attorney-in-fact, with full power and authority in the Grantee's name, place and stead to carry out all acts described in Section 2.4.A(i) and (ii) of the Partnership Agreement, such power of attorney to be irrevocable and a power coupled with an interest pursuant to Section 2.4.B of the Partnership Agreement.

The Grantee agrees that this signature page may be attached to any counterpart of the Partnership Agreement.

Signature Line for Grantee:

_____

 Name: _____
 Date: _____

Address of Grantee:

_____

EXHIBIT B

PROLOGIS, INC.
2020 LONG-TERM INCENTIVE PLAN

BONUS EXCHANGE LTIP UNIT AWARD NOTICE

Name of the Grantee: [_____] (the "Grantee")
No. of LTIP Units Awarded: [_____]
Grant Effective Date:
Date of Agreement:

The Grantee is a party to a Bonus Exchange LTIP Unit Award agreement dated as of the Date of Agreement set forth above (the "Agreement") and such Agreement has not been terminated or otherwise rendered without force and effect.

Pursuant to the Limited Partnership Agreement (as amended and supplemented from time to time, the "Partnership Agreement") of Prologis, L.P., Prologis, Inc. ("Prologis") as general partner of Prologis, L.P. (the "Partnership") and the Compensation Committee of the Board of Directors of Prologis pursuant to its authority under the Prologis, Inc. 2020 Long-Term Incentive Plan (as amended and supplemented from time to time, the "Plan"), has granted to the Grantee a Full Value Award under the Plan in the form of, and by causing the Partnership to issue to the Grantee, the number of LTIP Units (as defined in the Partnership Agreement) set forth above having the rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption and conversion set forth in the Agreement and in the Partnership Agreement.

Subject to terms of the Agreement and the Plan, the Award LTIP Units will vest as to the number of Award LTIP Units, and on the dates, set forth below:

Incremental Number of Award LTIP Units Vested	Vesting Date
_____	_____, 20[___]
_____	_____, 20[___]
_____	_____, 20[___]

This Bonus Exchange LTIP Unit Award Notice forms part of the Agreement as of the Grant Effective Date.

As set forth in the Agreement, the Grantee will make an 83(b) Election, substantially in the form included on the following pages, to include in gross income in the year of transfer the value of the unvested Award LTIP Units hereunder pursuant to and in accordance with the requirements of Section 83(b) of the Code.

**ELECTION TO INCLUDE IN GROSS INCOME IN YEAR OF
TRANSFER OF PROPERTY PURSUANT TO SECTION 83(B)
OF THE INTERNAL REVENUE CODE**

The undersigned hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, and Treasury Regulations Section 1.83-2 promulgated thereunder to include in gross income as compensation for services the excess (if any) of the fair market value of the property described below over the amount paid for such property.

1.   The name, address and taxpayer identification number of the undersigned are:

Name: (the "Taxpayer")

Address:

Social Security No./Taxpayer Identification No.:

Taxable Year: Calendar Year 20[_____].

2.   Description of property with respect to which the election is being made:

The election is being made with respect to [   ] LTIP Units in Prologis, L.P. (the "Partnership").

3.   The date on which the LTIP Units were transferred is [   ]. **[No earlier than Grant Effective Date]**

The taxable year to which this election relates is calendar year 20 [_____].

4.   Nature of restrictions to which the LTIP Units are subject:

(a)   With limited exceptions, until the LTIP Units vest, the Taxpayer may not transfer in any manner any portion of the LTIP Units without the consent of the Partnership.

(b)   The Taxpayer's LTIP Units are subject to risk of forfeiture upon termination of the Taxpayer's service relationship prior to vesting.

5.   The fair market value at time of transfer (determined without regard to any restrictions other than a nonlapse restriction as defined in Treasury Regulations Section 1.83-3(h)) of the of the LTIP Units with respect to which this election is being made was $0.01 per LTIP Unit.

6.   The amount paid by the Taxpayer for the LTIP Units was $0.01 per LTIP Unit.

7.   The amount to include in gross income is $0.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which taxpayer files his or her annual income tax return not later than 30 days after the date of transfer of the property. A copy of the election also will be furnished to the person for whom the services were performed. The undersigned is the person performing the services in connection with which the property was transferred.

Dated: [_____], 20 [__]

                                                                 _____
                                                                  Name:

EXHIBIT C

GRANTEE'S COVENANTS, REPRESENTATIONS AND WARRANTIES

The Grantee hereby represents, warrants and covenants as follows:

(a)   The Grantee has received through access to the Company's filings with the Security and Exchange Commission and has had an opportunity to review the following documents (the "**Background Documents**"):

(i)   The latest Annual Report to Stockholders that has been provided to stockholders;

(ii)   The Company's Proxy Statement for its most recent Annual Meeting of Stockholders;

(iii)   The Company's Report on Form 10-K for the fiscal year most recently ended;

(iv)   The Company's Form 10-Q for the most recently ended quarter if one has been filed by the Company with the Securities and Exchange Commission since the filing of the Form 10-K described in clause (iv) above;

(v)   Each of the Company's Current Report(s) on Form 8-K, if any, filed since the later of the end of the fiscal year most recently ended for which a Form 10-K has been filed by the Company;

(vi)   The Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., as then amended;

(vii)   The Company's 2020 Long-Term Incentive Plan; and

(viii)   The Company's Articles of Incorporation, as then amended.

The Grantee also acknowledges that in the event the Company may deliver any of the Background Documents and other information relating to the Company and the Partnership prior to the determination by the Partnership of the suitability of the Grantee as a holder of Award LTIP Units shall not constitute an offer of Award LTIP Units until such determination of suitability shall be made.

(b)   The Grantee hereby represents and warrants that

(i)   The Grantee either (A) is an "accredited investor" as defined in Rule 501(a) under the Securities Act, or (B) by reason of the business and financial experience of the Grantee, together with the business and financial experience of those persons, if any, retained by the Grantee to represent or advise him or her with respect to the grant to him or her of LTIP Units, the potential conversion of LTIP Units into common units of the Partnership ("**Common Units**") and the potential redemption of such Common Units for shares of Stock (**"Shares"**), has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that the Grantee (I) is capable of evaluating the merits and risks of an investment in the Partnership and potential investment in the Company and of making an informed investment decision, (II) is capable of protecting his or her own interest or has engaged representatives or advisors to assist him or her in protecting his or her interests, and (III) is capable of bearing the economic risk of such investment.

(ii)   The Grantee understands that (A) the Grantee is responsible for consulting his or her own tax advisors with respect to the application of the U.S. federal income tax laws, and the tax laws of any state, local or other taxing jurisdiction to which the Grantee is or by reason of the award of LTIP Units may become subject, to his or her particular situation; (B) the Grantee has not received or relied upon business or tax advice from the Company, the Partnership or any of their respective employees, agents, consultants or advisors, in their capacity as such; (C) the Grantee provides or will provide services to the Partnership on a regular basis and in such capacity has access to such information, and has such experience of and involvement in the business and operations of the Partnership, as the Grantee believes to be necessary and appropriate to make an informed decision to accept this Award of LTIP Units; and (D) an investment in the Partnership and/or the Company involves substantial risks. The Grantee has been given the opportunity to make a thorough investigation of matters relevant to the LTIP Units and has been furnished with, and has reviewed and understands, materials relating to the Partnership and the Company and their respective activities (including, but not limited to, the Background Documents). The Grantee has been afforded the opportunity to obtain any additional information (including any exhibits to the Background Documents) deemed necessary by the Grantee to verify the accuracy of information conveyed to the Grantee. The Grantee confirms that all documents, records, and books pertaining to his or her receipt of LTIP Units which were requested by the Grantee have been made available or delivered to the Grantee. The Grantee has had an opportunity to ask questions of and receive answers from the Partnership and the Company, or from a person or persons acting on their behalf, concerning the terms and conditions of the LTIP Units. **The Grantee has relied upon, and is making its decision solely upon, the Background Documents and other written information provided to the Grantee by the Partnership or the Company.** The Grantee did not receive any tax, legal or financial advice from the Partnership or the Company and, to the extent it deemed necessary, has consulted with its own advisors in connection with its evaluation of the Background Documents and this Agreement and the Grantee's receipt of LTIP Units.

(iii)   The LTIP Units to be issued, the Common Units issuable upon conversion of the LTIP Units and any Shares issued in connection with the redemption of any such Common Units will be acquired for the account of the Grantee for investment only and not with a current view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein, without prejudice, however, to the Grantee's right (subject to the terms of the LTIP Units, the Plan and this Agreement) at all times to sell or otherwise dispose of all or any part of his or her LTIP Units, Common Units or Shares in compliance with the Securities Act, and applicable state securities laws, and subject, nevertheless, to the disposition of his or her assets being at all times within his or her control.

(iv)   The Grantee acknowledges that (A) neither the LTIP Units to be issued, nor the Common Units issuable upon conversion of the LTIP Units, have been registered under the Securities Act or state securities laws by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws and, if such LTIP Units or Common Units are represented by certificates, such certificates will bear a legend to such effect, (B) the reliance by the Partnership and the Company on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of the Grantee contained herein, (C) such LTIP Units, or Common Units, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws, or unless an exemption from registration is available, (D) there is no public market for such LTIP Units and Common Units and (E) neither the Partnership nor the Company has any obligation or intention to register such LTIP Units or the Common Units issuable upon conversion of the LTIP Units under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws, except, that, upon the redemption of the Common Units for Shares, the Company currently intends to issue such Shares under the Plan and pursuant to a Registration Statement on Form S-8 under the Securities Act, to the extent that (I) the Grantee is eligible to receive such Shares under the Plan at the time of such issuance and (II) the Company has filed an effective Form S-8 Registration Statement with the Securities and Exchange Commission registering the issuance of such Shares. The Grantee hereby acknowledges that because of the restrictions on transfer or assignment of such LTIP Units acquired hereby and the Common Units issuable upon conversion of the LTIP Units which are set forth in the Partnership Agreement and this Agreement, the Grantee may have to bear the economic risk of his or her ownership of the LTIP Units acquired hereby and the Common Units issuable upon conversion of the LTIP Units for an indefinite period of time.

(v)   The Grantee has determined that the LTIP Units are a suitable investment for the Grantee.

(vi)   No representations or warranties have been made to the Grantee by the Partnership or the Company, or any officer, director, shareholder, agent, or affiliate of any of them, and the Grantee has received no information relating to an investment in the Partnership or the LTIP Units except the information specified in this Paragraph (b).

(c)   So long as the Grantee holds any LTIP Units, the Grantee shall disclose to the Partnership in writing such information as may be reasonably requested with respect to ownership of LTIP Units as the Partnership may deem reasonably necessary to ascertain and to establish compliance with provisions of the Code, applicable to the Partnership or to comply with requirements of any other appropriate taxing authority.

(d)   The Grantee hereby agrees to make an election under Section 83(b) of the Code with respect to the LTIP Units awarded hereunder, and has delivered with this Agreement a completed, executed copy of the election form attached to this Agreement as Exhibit B. The

Grantee agrees to file the election (or to permit the Partnership to file such election on the Grantee's behalf) within thirty (30) days after the Grant Effective Date of the LTIP Units hereunder with the IRS Service Center at which such Grantee files his or her personal income tax returns.

(e)   The address set forth on the signature page of this Agreement is the address of the Grantee's principal residence, and the Grantee has no present intention of becoming a resident of any country, state or jurisdiction other than the country and state in which such residence is sited.

The representations of the Grantee as set forth above are true and complete to the best of the information and belief of the Grantee as of the Date of Agreement and as of the Grant Effective Date. The Grantee shall immediately notify the Partnership upon discovering that any of the representations or warranties set forth on Exhibit C was false when made or have, as a result of changes in circumstances, become false. In particular, in the event there are any changes in the foregoing representations between the Date of Agreement and the Grant Effective Date, the Grantee shall immediately notify the Partnership.

EXHIBIT 10.84

PROLOGIS, INC.
2020 LONG-TERM INCENTIVE PLAN

BONUS EXCHANGE

LTIP UNIT AWARD AGREEMENT

Name of the Grantee: [_____] (the "Grantee")
Grant Effective Date: As determined under paragraph E of the Recitals
Date of Agreement:

RECITALS

A.   The Grantee is an employee of Prologis, Inc. (the "Company") or a "Related Company" as defined in the Prologis, Inc. 2020 Long-Term Incentive Plan (as amended and supplemented from time to time, the "Plan") and provides services to Prologis, L.P., through which the Company conducts substantially all of its operations (the "Partnership"). Unless otherwise provided herein, capitalized terms used in this Bonus Exchange LTIP Unit Award Agreement (the "Agreement") shall have the meaning specified in the Plan.

B.   Pursuant to the Limited Partnership Agreement of the Partnership (as amended and supplemented from time to time, the "Partnership Agreement"), the Company, as general partner of the Partnership, hereby conditionally grants to the Grantee a Full Value Award under the Plan (referred to herein as an "Award") in the form of, and by causing the Partnership to issue to the Grantee, the number of LTIP Units (as defined in the Partnership Agreement) determined in accordance with the Grantee's Bonus Exchange Election (in which the Grantee made a pre-retirement bonus exchange election) and as determined by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Award LTIP Units"), having the rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption and conversion set forth in this Agreement and in the Partnership Agreement. The Company will notify the Grantee of the number of Award LTIP Units granted by the Committee following the Grant Effective Date (as defined below) by sending the Grantee a Bonus Exchange LTIP Unit Award Notice (in substantially the form attached hereto as Exhibit B).

C.   This Award represents the Grantee's equity award received as part of the Company's Bonus Exchange program earned in 202[_].

D.   Upon the close of business on the Grant Effective Date, the Grantee shall receive an award of that number of LTIP Units determined as described in paragraph B and approved by the Committee, subject to the restrictions and conditions set forth herein, in the Plan, and in the Partnership Agreement.

E.   This Award and the grant of Award LTIP Units pursuant to this Agreement are specifically conditioned on the approval by the Committee of the Award and the number of Award LTIP Units subject to this Agreement. The "Grant Effective Date" shall be the date on which this Award and the number of Award LTIP Units is approved by the Committee. Notwithstanding the foregoing or any other provision of this Agreement, this Agreement shall become effective only upon approval of the Award by the Committee and if the Committee does not approve this Award within the first calendar quarter of the calendar year following the year in which the Date of Agreement (as set forth above) occurs (the last date of such calendar quarter, the "Last Approval Date") this Agreement shall immediately terminate upon the Last Approval Date without action of any person.. For the avoidance of doubt, if the Grantee's Termination Date occurs for any reason prior to the date on which the Grant Effective Date occurs, this Agreement shall immediately terminate upon the Termination Date without action of any person.

NOW, THEREFORE, the Company, the Partnership and the Grantee agree as follows:

1.   **Effectiveness of Award**. As of the Grant Effective Date, the Grantee shall be admitted as a partner of the Partnership with beneficial ownership of the Award LTIP Units by (i) signing and delivering to the Partnership a copy of this Agreement, (ii) signing, as a Limited Partner, and delivering to the Partnership a counterpart signature page to the Partnership Agreement (attached hereto as Exhibit A), and (iii) making a Capital Contribution (as defined in the Partnership Agreement) to the Partnership, in cash, in the amount of $0.01 per Award LTIP Unit (the "Per Unit Contribution"). Upon satisfaction of the foregoing requirements and execution of this Agreement by the Grantee, the Partnership and the Company, the books and records of the Partnership maintained by the General Partner shall reflect the issuance to the Grantee of the Award LTIP Units. Thereupon, the Grantee shall have all the rights of a Limited Partner (as defined in the Partnership Agreement) of the Partnership with respect to a number of LTIP Units equal to the number of Award LTIP Units, subject, however, to the restrictions and conditions specified in Section 2 below and elsewhere herein. The LTIP Units are uncertificated securities of the Partnership and upon the Grantee's request the General Partner shall confirm the number of LTIP Units issued to the Grantee.

2.   **Vesting and Forfeiture of Award LTIP Units.**

(a)   Subject to Section 11 hereof, and subsection 4.3 of the Plan, the Award LTIP Units will vest as to the number of Award LTIP Units, and on the dates, set forth in the Bonus Exchange LTIP Unit Award Notice (each such date a "Vesting Date") provided that the Grantee's Termination Date has not occurred as of the applicable Vesting Date; provided, however, that if the Grantee's Termination Date occurs by reason of death or Disability, or if the Grantee's Termination Date occurs (other than termination for Cause) after satisfying the eligibility requirements for Retirement (as defined below) in any case after the Grant Effective Date, then any unvested Award LTIP Units shall vest immediately on the Termination Date and the Termination Date shall be the "Vesting Date" for purposes of this Agreement. All Award LTIP Units that are not vested on or before the Grantee's Termination Date shall thereupon, and with no further action and at no cost to the Company, be immediately forfeited by the Grantee and the Grantee shall have no further rights with respect to such Award LTIP Units (including the right to vest in such Award LTIP Units). For purposes of this Agreement, "Retirement" means the occurrence of the Grantee's Termination Date after either one of the following conditions are met: (A) the Grantee has attained at least age 55 and has completed at least fifteen (15) years of service with the Company and the Related Companies (including any predecessors thereto) or (B) the Grantee has attained at least age 60 and the sum of his or her age and years of service with the Company and the Related Companies (including any predecessors thereto) equals or exceeds seventy (70).

(b)   Notwithstanding the foregoing, the Retirement vesting provisions shall not apply if and to the extent provided in a separate written agreement between the Company (or an affiliate of the Company) and the Grantee.

(c)   Notwithstanding anything to the contrary set forth in this Agreement, this Award is subject to the Recoupment Policy set forth in the Prologis Governance Guidelines as in effect from time to time, any other clawback or recoupment policies that are adopted by the Company, and the provisions of the Plan relating to recoupment, misconduct and good standing.

(d)   For purposes of this Award, the Committee shall have the exclusive discretion to determine Grantee's Termination Date.

3.   **Distributions.** The Grantee shall be entitled to receive distributions with respect to the Award LTIP Units to the extent provided for in the Partnership Agreement as follows:

(a)   The Award LTIP Units are hereby designated as regular "LTIP Units."

(b)   The LTIP Unit Distribution Participation Date (as defined in the Partnership Agreement) with respect to the Award LTIP Units is the Grant Effective Date.

(c)   All distributions paid with respect to the Award LTIP Units shall be fully vested and non-forfeitable when paid, whether or not the Award LTIP Units have been earned based on performance or have become vested based on continued employment as provided in Section 2 hereof.

4.   **Rights with Respect to Award LTIP Units.** Without duplication with the provisions of Section 4 of the Plan or Section 1.14 of Exhibit K to the Partnership Agreement, if(i) the Company shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or capital stock of the Company or a transaction similar thereto, (ii) any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization, or other similar change in the capital structure of the Company, or any distribution to holders of Stock, other than ordinary cash dividends, shall occur, or (iii) any other event shall occur which, in each case in the judgment of the Committee, necessitates action by way of adjusting the terms of this Award, then and in that event, the Committee may take such action, if any, as it determines to be reasonably required to maintain the Grantee's rights hereunder so that they are substantially proportionate to the rights existing under this Agreement prior to such event, including, but not limited to, substitution of other awards under the Plan.

5.   **Incorporation of the Plan; Interpretation by Committee.** This Agreement is subject in all respects to the terms, conditions, limitations and definitions contained in the Plan.

In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control. The Committee may make such rules and regulations and establish such procedures for the administration of this Agreement as it deems appropriate. Without limiting the generality of the foregoing, the Committee may interpret the Plan and this Agreement, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law. In the event of any dispute or disagreement as to interpretation of the Plan or this Agreement or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to the Plan or this Agreement, the decision of the Committee shall be final and binding upon all persons.

6. **Restrictions on Transfer.**

(a) Except as otherwise permitted by the Committee, none of the Award LTIP Units granted hereunder nor any of the common units of the Partnership into which such Award LTIP Units may be converted (the "Award Common Units") shall be sold, assigned, transferred, pledged, hypothecated, given away or in any other manner disposed of, or encumbered, whether voluntarily or by operation of law (each such action a "Transfer") and right to Redemption (as defined in the Partnership Agreement) may not be exercised until such Award LTIP Units have vested pursuant to Section 2 hereof; provided, however, that Award LTIP Units may be Transferred prior to such date in accordance with Section 6.5 of the Plan, so long as the Transferee agrees in writing with the Company and the Partnership to be bound by all the terms and conditions of this Agreement and the Partnership Agreement and that subsequent Transfers shall be prohibited except those in accordance with this Section 6.

(b) The right to Redemption may be exercised with respect to Award Common Units, and Award Common Units may be Transferred to the Partnership or the Company in connection with the exercise thereof, in accordance with and to the extent otherwise permitted by the terms of the Partnership Agreement. Notwithstanding the foregoing, without the consent of the General Partner, the right to Redemption shall not be exercisable with respect to any Award Common Units until two (2) years after the Grant Effective Date; provided however, that the foregoing restriction shall not apply (i) if the right of Redemption is exercised in connection with a Change in Control or (ii) in connection with an LTIP Unit Forced Conversion in connection with a Capital Transaction as described in the Partnership Agreement.

(c) Additionally, all Transfers of Award LTIP Units or Award Common Units must be in compliance with all applicable securities laws (including, without limitation, the Securities Act (as defined in the Partnership Agreement)) and the applicable terms and conditions of the Partnership Agreement. In connection with any Transfer of Award LTIP Units or Award Common Units, the Partnership may require the Grantee to provide an opinion of counsel, satisfactory to the Partnership, that such Transfer is in compliance with all federal and state securities laws (including, without limitation, the Securities Act).

(d) Any attempted Transfer of Award LTIP Units or Award Common Units not in accordance with the terms and conditions of this Section 6 shall be null and void, and the Partnership shall not reflect on its records any change in record ownership of any Award LTIP Units or Award Common Units as a result of any such Transfer, shall otherwise refuse to recognize any such Transfer and shall not in any way give effect to any such Transfer of any Award LTIP Units or Award Common Units.

(e)   This Agreement is personal to the Grantee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution.

7.   **Legend.** The books and records of the Partnership or other documentation evidencing the Award LTIP Units shall bear an appropriate legend or notation, as determined by the Partnership in its sole discretion, to the effect that such LTIP Units are subject to restrictions as set forth herein, in the Plan and in the Partnership Agreement.

8.   **Tax Matters; Section 83(b) Election**. The Grantee hereby agrees to make an election (an "83(b) Election") to include in gross income in the year of transfer the unvested Award LTIP Units hereunder pursuant to and in accordance with the requirements of Section 83(b) of the Code substantially in the form attached hereto as Exhibit B and to supply the necessary information in accordance with the regulations promulgated thereunder. The Grantee shall provide a copy of the Section 83(b) Election to the Company. In no event shall the Grantee make an 83(b) Election with respect to the Award prior to the Grant Effective Date.

9.   **Withholding and Taxes.**

(a)   The Grantee acknowledges that, regardless of any action taken by the Company or the Partnership or, if different, the Grantee's employer (the "Employer"), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Award and legally applicable to the Grantee ("Tax-Related Items"), is and remains the Grantee's responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer.

(b)   The Grantee acknowledges and agrees that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Award, including, but not limited to, the grant, vesting or settlement of the Award or the subsequent disposition of any LTIP Units acquired pursuant to this Award; and (ii) do not commit to and are under no obligation to structure the terms of the Award to reduce or eliminate the Grantee's liability for Tax-Related Items or achieve any particular tax result. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(c)   Prior to any relevant taxable or tax withholding event, as applicable, the Grantee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy any applicable withholding obligations for Tax-Related Items. If such arrangements are not made by the Grantee by the date specified by the Company and communicated to the Grantee (and in no event less than 30 days prior to the Vesting Date or if the Vesting Date is the Grant Effective Date, no later than the Grant Effective Date), the Grantee authorizes the Company or its agent to satisfy any applicable withholding obligations with regard to all Tax-

Related Items by deducting such amounts from any cash payments to be made to the Grantee hereunder or withholding in LTIP Units to be issued hereunder (or, if applicable, any Common Units into which the LTIP Units are converted or shares of Stock issued in redemption of such Common Units).

(d)   The Company may withhold or account for Tax-Related Items by considering the amount that is required by law to be withheld or such other amount determined by the Company or an affiliate that is not prohibited by law but in no event more than the maximum U.S. federal, state, local or foreign taxes, as applicable (including social insurance tax or contributions obligations, if any). In the event of under-withholding, the Grantee may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or its designated affiliate. If the obligation for Tax-Related Items is satisfied by withholding in LTIP Units (or other securities pursuant to paragraph (c)), for tax purposes, the Grantee is deemed to have been issued the full number of vested Award LTIP Units (or other applicable securities), notwithstanding that a number of the LTIP Units (or other applicable securities) are held back solely for the purpose of paying the Tax-Related Items.

(e)   Finally, the Grantee agrees to pay to the Company or the Employer, including through withholding from the Grantee's wages or other cash compensation paid to the Grantee by the Company and/or the Employer, any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Grantee's participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the LTIP Units issuable upon vesting of the Award LTIP Units, or the proceeds of the disposition thereof, if the Grantee fails to comply with the Grantee's obligations in connection with the Tax-Related Items.

10.   **Amendment; Modification**. This Agreement may only be modified or amended in a writing signed by the parties hereto, provided that the Grantee acknowledges that the Plan may be amended or discontinued in accordance with Section 7 of the Plan, and that this Agreement may be amended or canceled by the Committee, on behalf of the Company and the Partnership, for the purpose of satisfying changes in law or for any other lawful purpose, so long as no such action shall adversely affect the Grantee's rights under this Agreement without the Grantee's written consent. No promises, assurances, commitments, agreements, undertakings or representations, whether oral, written, electronic or otherwise, and whether express or implied, with respect to the subject matter hereof, have been made by the parties which are not set forth expressly in this Agreement. The failure of the Grantee or the Company or the Partnership to insist upon strict compliance with any provision of this Agreement, or to assert any right the Grantee or the Company or the Partnership, respectively, may have under this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

11.   **Change in Control.**

(a)   In the event that a Change in Control occurs prior to the Vesting Date, prior to the date on which any applicable Award LTIP Units have otherwise been forfeited, and prior to the Grantee's Termination Date, and either (i) the Grantee's Termination Date occurs on or within twenty-four (24) months following the Change in Control due to termination by the

Company or the successor to the Company or a Related Company which is the Grantee's employer for reasons other than Cause or (ii) the Plan is terminated by the Company or its successor upon or following a Change in Control without provision for the continuation of this Award to the extent then unvested and outstanding, then the Award LTIP Units (or to the extent applicable such other award, security or right to payment into which such Award LTIP Units converted in connection with the Change in Control, as determined by the parties to such Change in Control) to the extent they have not otherwise cancelled or forfeited, shall immediately vest and the date of the vesting shall be the "Vesting Date." Any Award LTIP Units that vest pursuant to this paragraph (a) shall be paid in accordance with the terms and conditions of this Agreement and the terms and conditions of the Plan.

(b)   For purposes of this Section 11, the Grantee's Termination Date shall be deemed to have occurred on account of termination by the Company or its successor (or a Related Company) for reasons other than for Cause if the Grantee terminates employment after, absent the written consent of the Grantee, (i) a substantial adverse alteration in the nature of the Grantee's status or responsibilities from those in effect immediately prior to the Change in Control, or (ii) a material reduction in the Grantee's annual base salary and target bonus, if any, as in effect immediately prior to the Change in Control. In any event, if, upon a Change in Control, awards in other shares or securities are substituted for outstanding Awards pursuant to Section 4 of the Plan (or a successor provision), and immediately following the Change in Control, the Grantee becomes employed by the entity into which the Company merged, or the purchaser of substantially all of the assets of the Company, or a successor to such entity or purchaser, the Grantee shall not be treated as having terminated employment for purposes of this Section 11 until such time as the Grantee ceases to be an employee and/or ceases to provide services to the merged entity or purchaser (or successor), as applicable.

(c)   Notwithstanding the foregoing, unless otherwise provided in the Plan or by the Company in its discretion, the Award LTIP Units and the benefits evidenced by this Agreement do not create any entitlement to have the Award LTIP Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Stock or the equity securities of the Partnership.

12.   **Complete Agreement**. This Agreement (together with those agreements and documents expressly referred to herein, for the purposes referred to herein) embody the complete and entire agreement and understanding between the parties with respect to the subject matter hereof, and supersede any and all prior promises, assurances, commitments, agreements, undertakings or representations, whether oral, written, electronic or otherwise, and whether express or implied, which may relate to the subject matter hereof in any way.

13.   **Investment Representation; Registration**. The Grantee hereby makes the covenants, representations and warranties set forth on Exhibit C attached hereto as of the Date of Agreement and as of the Grant Effective Date. All of such covenants, warranties and representations shall survive the execution and delivery of this Agreement by the Grantee. The Grantee shall immediately notify the Partnership upon discovering that any of the representations or warranties set forth on Exhibit C was false when made or have, as a result of changes in circumstances, become false. The Partnership will have no obligation to register under the

Securities Act any of the Award LTIP Units or any other securities issued pursuant to this Agreement or upon conversion or exchange of the Award LTIP Units into other limited partnership interests of the Partnership or shares of Stock.

14. **No Obligation to Continue Employment or Other Service Relationship**. Neither the Company nor any Related Company is obligated by or as a result of the Plan, or this Agreement to continue to have the Grantee provide services to it or to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate its service relationship with the Grantee or the employment of the Grantee at any time.

15. **No Limit on Other Compensation Arrangements**. Nothing contained in this Agreement shall preclude the Company from adopting or continuing in effect other or additional compensation plans, agreements or arrangements, and any such plans, agreements and arrangements may be either generally applicable or applicable only in specific cases or to specific persons.

16. **Status of Award LTIP Units under the Plan**. The Award LTIP Units are both issued as equity securities of the Partnership and granted as a "Full Value Award" under the Plan. The Company will have the right at its option, as set forth in the Partnership Agreement, to issue shares of Stock in exchange for partnership units into which Award LTIP Units may have been converted pursuant to the Partnership Agreement, subject to certain limitations set forth in the Partnership Agreement, and such Stock, if issued, will be issued under the Plan. The Grantee acknowledges that the Grantee will have no right to approve or disapprove such election by the Company.

17. **Severability**. If any term or provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or under any applicable law, rule or regulation, then such provision shall be construed or deemed amended to conform to applicable law (or if such provision cannot be so construed or deemed amended without materially altering the purpose or intent of this Agreement and the grant of Award LTIP Units hereunder, such provision shall be stricken as to such jurisdiction and the remainder of this Agreement and the award hereunder shall remain in full force and effect).

18. **Section 409A**. If any compensation provided by this Agreement may result in the application of Section 409A of the Code, the Company shall, in consultation with the Grantee, modify the Agreement in the least restrictive manner necessary in order to, where applicable, (i) exclude such compensation from the definition of "deferred compensation" within the meaning of such Section 409A or (ii) comply with the provisions of Section 409A, other applicable provision(s) of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and to make such modifications, in each case, without any diminution in the value of the benefits granted hereby to the Grantee.

19. **Law Governing.** THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW WHICH COULD

CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF MARYLAND.

20. **Headings**. Section, paragraph and other headings and captions are provided solely as a convenience to facilitate reference. Such headings and captions shall not be deemed in any way material or relevant to the construction, meaning or interpretation of this Agreement or any term or provision hereof.

21. **Notices**. Notices hereunder shall be mailed or delivered to the Partnership at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Partnership or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

22. **Counterparts**. This Agreement may be executed in two or more separate counterparts, each of which shall be an original, and all of which together shall constitute one and the same agreement.

23. **Successors and Assigns**. The rights and obligations created hereunder shall be binding on the Grantee and his heirs and legal representatives and on the successors and assigns of the Partnership.

24. **Data Privacy Consent**. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company and its agents may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement.

25. **Electronic Delivery and Acceptance.** The Company may, in its sole discretion, decide to deliver any documents related to the LTIP Units by electronic means or request the Grantee's consent to participate in the Plan by electronic means. In consideration of receiving this Award and accepting the benefits hereof, the Grantee consents to receive such documents by electronic delivery and, to the extent determined by the Company, any participation by the Grantee in the Plan shall be through any on-line or electronic system established and maintained by the Company or another third party designated by the Company. The Grantee's signature or acceptance of this Agreement is not required to make this Agreement enforceable except to the extent required by law. In consideration of accepting the benefits of this Award, the Grantee agrees to all of the terms and conditions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Award to be executed on the [__] day of [_____], 20_____.

PROLOGIS, INC.

By: _____
      Name:
      Title:

PROLOGIS, L.P.

By: PROLOGIS, INC.,
Its General Partner

By: _____
      Name:
      Title:

Grantee

_____
Name:

Address:

EXHIBIT A

FORM OF LIMITED PARTNER SIGNATURE PAGE

The Grantee, desiring to become one of the within named Limited Partners of Prologis, L.P., hereby becomes a party to the Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., as amended through the date hereof (the "**Partnership Agreement**").

The Grantee constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as the Grantee's true and lawful agent and attorney-in-fact, with full power and authority in the Grantee's name, place and stead to carry out all acts described in Section 2.4.A(i) and (ii) of the Partnership Agreement, such power of attorney to be irrevocable and a power coupled with an interest pursuant to Section 2.4.B of the Partnership Agreement.

The Grantee agrees that this signature page may be attached to any counterpart of the Partnership Agreement.

Signature Line for Grantee:

_____

Name: _____
Date: _____

Address of Grantee:

_____

EXHIBIT B

PROLOGIS, INC.
2020 LONG-TERM INCENTIVE PLAN

BONUS EXCHANGE LTIP UNIT AWARD NOTICE

Name of the Grantee: [_____] (the "Grantee")
No. of LTIP Units Awarded: [_____]
Grant Effective Date:
Date of Agreement:

The Grantee is a party to a Bonus Exchange LTIP Unit Award agreement dated as of the Date of Agreement set forth above (the "Agreement") and such Agreement has not been terminated or otherwise rendered without force and effect.

Pursuant to the Limited Partnership Agreement (as amended and supplemented from time to time, the "Partnership Agreement") of Prologis, L.P., Prologis, Inc. ("Prologis") as general partner of Prologis, L.P. (the "Partnership") and the Compensation Committee of the Board of Directors of Prologis pursuant to its authority under the Prologis, Inc. 2020 Long-Term Incentive Plan (as amended and supplemented from time to time, the "Plan"), has granted to the Grantee a Full Value Award under the Plan in the form of, and by causing the Partnership to issue to the Grantee, the number of LTIP Units (as defined in the Partnership Agreement) set forth above having the rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption and conversion set forth in the Agreement and in the Partnership Agreement.

Subject to terms of the Agreement and the Plan, the Award LTIP Units will vest as to the number of Award LTIP Units, and on the dates, set forth below:

Incremental Number of Award LTIP Units Vested	Vesting Date
_____	_____, 20[__]
_____	_____, 20[__]
_____	_____, 20[__]

This Bonus Exchange LTIP Unit Award Notice forms part of the Agreement as of the Grant Effective Date.

As set forth in the Agreement, the Grantee will make an 83(b) Election, substantially in the form included on the following pages, to include in gross income in the year of transfer the value of the unvested Award LTIP Units hereunder pursuant to and in accordance with the requirements of Section 83(b) of the Code.

**ELECTION TO INCLUDE IN GROSS INCOME IN YEAR OF
TRANSFER OF PROPERTY PURSUANT TO SECTION 83(B)
OF THE INTERNAL REVENUE CODE**

The undersigned hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, and Treasury Regulations Section 1.83-2 promulgated thereunder to include in gross income as compensation for services the excess (if any) of the fair market value of the property described below over the amount paid for such property.

1.   The name, address and taxpayer identification number of the undersigned are:

   Name: (the "Taxpayer")

   Address:

   Social Security No./Taxpayer Identification No.:

   Taxable Year: Calendar Year 20[_____].

2.   Description of property with respect to which the election is being made:

   The election is being made with respect to [   ] LTIP Units in Prologis, L.P. (the "Partnership").

3.   The date on which the LTIP Units were transferred is [   ]. **[No earlier than Grant Effective Date]**

   The taxable year to which this election relates is calendar year 20 [_____].

4.   Nature of restrictions to which the LTIP Units are subject:

   (a)   With limited exceptions, until the LTIP Units vest, the Taxpayer may not transfer in any manner any portion of the LTIP Units without the consent of the Partnership.

   (b)   The Taxpayer's LTIP Units are subject to risk of forfeiture upon termination of the Taxpayer's service relationship prior to vesting.

5.   The fair market value at time of transfer (determined without regard to any restrictions other than a nonlapse restriction as defined in Treasury Regulations Section 1.83-3(h)) of the of the LTIP Units with respect to which this election is being made was $0.01 per LTIP Unit.

6.   The amount paid by the Taxpayer for the LTIP Units was $0.01 per LTIP Unit.

7.   The amount to include in gross income is $0.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which taxpayer files his or her annual income tax return not later than 30 days after the date of transfer of the property. A copy of the election also will be furnished to the person for whom the services were performed. The undersigned is the person performing the services in connection with which the property was transferred.

Dated: [_____], 20 [__]

_____
Name:

EXHIBIT C

GRANTEE'S COVENANTS, REPRESENTATIONS AND WARRANTIES

The Grantee hereby represents, warrants and covenants as follows:

(a)   The Grantee has received through access to the Company's filings with the Security and Exchange Commission and has had an opportunity to review the following documents (the "**Background Documents**"):

(i)   The latest Annual Report to Stockholders that has been provided to stockholders;

(ii)   The Company's Proxy Statement for its most recent Annual Meeting of Stockholders;

(iii)   The Company's Report on Form 10-K for the fiscal year most recently ended;

(iv)   The Company's Form 10-Q for the most recently ended quarter if one has been filed by the Company with the Securities and Exchange Commission since the filing of the Form 10-K described in clause (iv) above;

(v)   Each of the Company's Current Report(s) on Form 8-K, if any, filed since the later of the end of the fiscal year most recently ended for which a Form 10-K has been filed by the Company;

(vi)   The Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., as then amended;

(vii)   The Company's 2020 Long-Term Incentive Plan; and

(viii)   The Company's Articles of Incorporation, as then amended.

The Grantee also acknowledges that in the event the Company may deliver any of the Background Documents and other information relating to the Company and the Partnership prior to the determination by the Partnership of the suitability of the Grantee as a holder of Award LTIP Units shall not constitute an offer of Award LTIP Units until such determination of suitability shall be made.

(b)   The Grantee hereby represents and warrants that

(i)   The Grantee either (A) is an "accredited investor" as defined in Rule 501(a) under the Securities Act, or (B) by reason of the business and financial experience of the Grantee, together with the business and financial experience of those persons, if any, retained by the Grantee to represent or advise him or her with respect to the grant to him or her of LTIP Units, the potential conversion of LTIP Units into common units of the Partnership ("**Common Units**") and the potential redemption of such Common Units for shares of Stock (**"Shares"**), has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that the Grantee (I) is capable of evaluating the merits and risks of an investment in the Partnership and potential investment in the Company and of making an informed investment decision, (II) is capable of protecting his or her own interest or has engaged representatives or advisors to assist him or her in protecting his or her interests, and (III) is capable of bearing the economic risk of such investment.

(ii)   The Grantee understands that (A) the Grantee is responsible for consulting his or her own tax advisors with respect to the application of the U.S. federal income tax laws, and the tax laws of any state, local or other taxing jurisdiction to which the Grantee is or by reason of the award of LTIP Units may become subject, to his or her particular situation; (B) the Grantee has not received or relied upon business or tax advice from the Company, the Partnership or any of their respective employees, agents, consultants or advisors, in their capacity as such; (C) the Grantee provides or will provide services to the Partnership on a regular basis and in such capacity has access to such information, and has such experience of and involvement in the business and operations of the Partnership, as the Grantee believes to be necessary and appropriate to make an informed decision to accept this Award of LTIP Units; and (D) an investment in the Partnership and/or the Company involves substantial risks. The Grantee has been given the opportunity to make a thorough investigation of matters relevant to the LTIP Units and has been furnished with, and has reviewed and understands, materials relating to the Partnership and the Company and their respective activities (including, but not limited to, the Background Documents). The Grantee has been afforded the opportunity to obtain any additional information (including any exhibits to the Background Documents) deemed necessary by the Grantee to verify the accuracy of information conveyed to the Grantee. The Grantee confirms that all documents, records, and books pertaining to his or her receipt of LTIP Units which were requested by the Grantee have been made available or delivered to the Grantee. The Grantee has had an opportunity to ask questions of and receive answers from the Partnership and the Company, or from a person or persons acting on their behalf, concerning the terms and conditions of the LTIP Units. **The Grantee has relied upon, and is making its decision solely upon, the Background Documents and other written information provided to the Grantee by the Partnership or the Company.** The Grantee did not receive any tax, legal or financial advice from the Partnership or the Company and, to the extent it deemed necessary, has consulted with its own advisors in connection with its evaluation of the Background Documents and this Agreement and the Grantee's receipt of LTIP Units.

(iii)   The LTIP Units to be issued, the Common Units issuable upon conversion of the LTIP Units and any Shares issued in connection with the redemption of any such Common Units will be acquired for the account of the Grantee for investment only and not with a current view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein, without prejudice, however, to the Grantee's right (subject to the terms of the LTIP Units, the Plan and this Agreement) at all times to sell or otherwise dispose of all or any part of his or her LTIP Units, Common Units or Shares in compliance with the Securities Act, and applicable state securities laws, and subject, nevertheless, to the disposition of his or her assets being at all times within his or her control.

(iv)   The Grantee acknowledges that (A) neither the LTIP Units to be issued, nor the Common Units issuable upon conversion of the LTIP Units, have been registered under the Securities Act or state securities laws by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws and, if such LTIP Units or Common Units are represented by certificates, such certificates will bear a legend to such effect, (B) the reliance by the Partnership and the Company on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of the Grantee contained herein, (C) such LTIP Units, or Common Units, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws, or unless an exemption from registration is available, (D) there is no public market for such LTIP Units and Common Units and (E) neither the Partnership nor the Company has any obligation or intention to register such LTIP Units or the Common Units issuable upon conversion of the LTIP Units under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws, except, that, upon the redemption of the Common Units for Shares, the Company currently intends to issue such Shares under the Plan and pursuant to a Registration Statement on Form S-8 under the Securities Act, to the extent that (I) the Grantee is eligible to receive such Shares under the Plan at the time of such issuance and (II) the Company has filed an effective Form S-8 Registration Statement with the Securities and Exchange Commission registering the issuance of such Shares. The Grantee hereby acknowledges that because of the restrictions on transfer or assignment of such LTIP Units acquired hereby and the Common Units issuable upon conversion of the LTIP Units which are set forth in the Partnership Agreement and this Agreement, the Grantee may have to bear the economic risk of his or her ownership of the LTIP Units acquired hereby and the Common Units issuable upon conversion of the LTIP Units for an indefinite period of time.

(v)   The Grantee has determined that the LTIP Units are a suitable investment for the Grantee.

(vi)   No representations or warranties have been made to the Grantee by the Partnership or the Company, or any officer, director, shareholder, agent, or affiliate of any of them, and the Grantee has received no information relating to an investment in the Partnership or the LTIP Units except the information specified in this Paragraph (b).

(c)   So long as the Grantee holds any LTIP Units, the Grantee shall disclose to the Partnership in writing such information as may be reasonably requested with respect to ownership of LTIP Units as the Partnership may deem reasonably necessary to ascertain and to establish compliance with provisions of the Code, applicable to the Partnership or to comply with requirements of any other appropriate taxing authority.

(d)   The Grantee hereby agrees to make an election under Section 83(b) of the Code with respect to the LTIP Units awarded hereunder, and has delivered with this Agreement a completed, executed copy of the election form attached to this Agreement as Exhibit B. The

Grantee agrees to file the election (or to permit the Partnership to file such election on the Grantee's behalf) within thirty (30) days after the Grant Effective Date of the LTIP Units hereunder with the IRS Service Center at which such Grantee files his or her personal income tax returns.

(e)   The address set forth on the signature page of this Agreement is the address of the Grantee's principal residence, and the Grantee has no present intention of becoming a resident of any country, state or jurisdiction other than the country and state in which such residence is sited.

The representations of the Grantee as set forth above are true and complete to the best of the information and belief of the Grantee as of the Date of Agreement and as of the Grant Effective Date. The Grantee shall immediately notify the Partnership upon discovering that any of the representations or warranties set forth on Exhibit C was false when made or have, as a result of changes in circumstances, become false. In particular, in the event there are any changes in the foregoing representations between the Date of Agreement and the Grant Effective Date, the Grantee shall immediately notify the Partnership.

EXHIBIT 21.1

SUBSIDIARIES OF PROLOGIS, INC. AND PROLOGIS L.P.

Prologis, L.P. is a direct subsidiary of Prologis, Inc. Prologis, L.P. and its 379 domestic and 221 foreign subsidiaries are in the real estate operations, development and strategic capital business. The following is a list of additional subsidiaries of Prologis, L.P. at December 31, 2022:

Name of Entity	Jurisdiction of Organization
Entities that engage in real estate operations, development and strategic capital:	
AMB Asia LLC and seventy-two foreign subsidiaries	Delaware
DCT Industrial TRS Inc. and four subsidiaries	Delaware
DCT Industrial Value Fund I, Inc. and seventeen subsidiaries	Maryland
Liberty L.P. and its sixty-two domestic subsidiaries and eighteen foreign subsidiaries are direct subsidiaries of Liberty Property Trust	Pennsylvania
Duke Realty Limited Partnership and one hundred seventeen subsidiaries	Delaware
Duke Realty Construction Inc. and nine subsidiaries	Delaware
Palmtree Acquisition Corporation and forty-five subsidiaries	Delaware
PLD-TRS Holding LLC and one subsidiary	Delaware
PLD GBP Finance LP	Delaware
PLD International Finance, LP and two domestic and three foreign subsidiaries	Delaware
PLD International Holding L.P. and one hundred sixty-one foreign subsidiaries	Delaware
Prologis 2, L.P. and seven subsidiaries	Delaware
Prologis Brazil Logistics Partners Fund I, L.P. and six foreign subsidiaries	Delaware
Prologis USLV Operating Partnership, L.P. and one hundred seven subsidiaries	Delaware
Prologis Logistics Services Incorporated and twenty-nine domestic and thirty-one foreign subsidiaries	Delaware
Prologis UK Holdings S.A. and seventy-nine foreign subsidiaries	Luxembourg
Entities that engage in providing management services:	
Liberty Property Trust UK Ltd	United Kingdom
Prologis California Inc.	Delaware
Prologis Management LLC	Delaware
Prologis de Mexico S.A. de C.V.	Mexico
Prologis Japan Management LLC and two foreign subsidiaries	Delaware
Prologis Management Services Sarl and two foreign subsidiaries	Luxembourg
Prologis Directorship BV	Netherlands
Prologis Directorship II BV	Netherlands
Prologis Directorship Sarl	Luxembourg
Prologis B.V. and eleven foreign subsidiaries	Netherlands
Prologis Management B.V. and one foreign subsidiary	Netherlands
Prologis Norway Management AS	Norway
Prologis UK Financial Services Limited	United Kingdom
Prologis UK Limited and one foreign subsidiary	United Kingdom
PLD Finance Management LLC	Delaware
PLD Finance Management BV	Netherlands
Other entities:	
Solutions Insurance Ltd.	Bermuda

Exhibit 22.1

GUARANTORS AND SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

Prologis, Inc. has fully and unconditionally guaranteed the following securities identified in the table below:

Subsidiary Issuer	Guaranteed Securities
Prologis, L.P.	3.000% Notes due 2026
	3.875% Notes due 2028
	2.250% Notes due 2029
	4.375% Notes due 2048

Prologis, L.P. has fully and unconditionally guaranteed the following securities identified in the table below:

Subsidiary Issuer	Guaranteed Securities
Prologis Euro Finance LLC	Floating Rate Notes due 2024
	0.250% Notes due 2027
	0.375% Notes due 2028
	1.000% Notes due 2029
	1.875% Notes due 2029
	0.625% Notes due 2031
	0.500% Notes due 2032
	1.500% Notes due 2034
	1.000% Notes due 2035
	1.000% Notes due 2041
	1.500% Notes due 2049
Prologis Yen Finance LLC	0.652% Notes due 2025
	0.589% Notes due 2027
	1.003% Notes due 2027
	0.448% Notes due 2028
	0.972% Notes due 2028
	1.323% Notes due 2029
	0.850% Notes due 2030
	1.077% Notes due 2030
	0.564% Notes due 2031
	1.003% Notes due 2032
	1.222% Notes due 2035
	0.885% Notes due 2036
	1.903% Notes due 2037
	1.470% Notes due 2038
	1.134% Notes due 2041
	1.600% Notes due 2050
	1.550% Notes due 2061

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Prologis, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-267431 and 333-237366) on Form S-3, registration statement (No. 333-266200) on Form S-4, and registration statements (Nos. 333-42015, 333-78779, 333-90042, 333-100214, 333-144489, 333-177378, 333-178955, 333-181529, and 333-238012) on Form S-8 of our reports dated February 14, 2023, with respect to the consolidated financial statements of Prologis, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 14, 2023

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Partners of Prologis, L.P. and the Board of Directors of Prologis, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-267431 and 333-237366) on Form S-3, registration statement (No. 333-267174) on Form S-4 and registration statement (No. 333-100214) on Form S-8 of our report dated February 14, 2023, with respect to the consolidated financial statements of Prologis, L.P..

/s/ KPMG LLP

Denver, Colorado
February 14, 2023

EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-267431 and 333-237366) on Form S-3, registration statement (No. 333-266200) on Form S-4, and registration statements (Nos. 333-42015, 333-78779, 333-90042, 333-100214, 333-144489, 333-177378, 333-178955, 333-181529, and 333-238012) on Form S-8 of our reports dated February 18, 2022, with respect to the consolidated financial statements and financial statement schedule III of Duke Realty Corporation and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Indianapolis, Indiana
February 14, 2023

EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-267431 and 333-237366) on Form S-3, registration statement (No. 333-267174) on Form S-4 and registration statement (No. 333-100214) on Form S-8 of our reports dated February 18, 2022, with respect to the consolidated financial statements and financial statement schedule III of Duke Realty Limited Partnership and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Indianapolis, Indiana
February 14, 2023

EXHIBIT 31.1

CERTIFICATION

I, Hamid R. Moghadam, certify that:

1.   I have reviewed this annual report on Form 10-K of Prologis, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)   Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 14, 2023   By: /s/ Hamid R. Moghadam
                                                                      Name: Hamid R. Moghadam
                                                                      Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Timothy D. Arndt, certify that:

1. I have reviewed this annual report on Form 10-K of Prologis, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 14, 2023

By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

EXHIBIT 31.3

CERTIFICATION

I, Hamid R. Moghadam, certify that:

1.   I have reviewed this annual report on Form 10-K of Prologis, L.P.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)   Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 14, 2023   By: /s/ Hamid R. Moghadam
                                                                              Name: Hamid R. Moghadam
                                                                              Title: Chief Executive Officer

EXHIBIT 31.4

CERTIFICATION

I, Timothy D. Arndt, certify that:

1. I have reviewed this annual report on Form 10-K of Prologis, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 14, 2023   By: /s/ Timothy D. Arndt
                                            Name: Timothy D. Arndt
                                            Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Prologis, Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the annual period ended December 31, 2022 (the "Report"), which accompanies these certifications, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 14, 2023

By: /s/ Hamid R. Moghadam
Name: Hamid R. Moghadam
Title: Chief Executive Officer

Dated: February 14, 2023

By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

EXHIBIT 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Prologis, L.P. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the annual period ended December 31, 2022 (the "Report"), which accompanies these certifications, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 14, 2023

By: /s/ Hamid R. Moghadam
Name: Hamid R. Moghadam
Title: Chief Executive Officer

Dated: February 14, 2023

By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

Exhibit 99.1

Audited Financial Statements and Schedule of Duke Realty Corporation

(a) **The following documents are filed as part of this Exhibit 99.1:**

1.   **Consolidated Financial Statements**

The following Consolidated Financial Statements, together with the Management's Report on Internal Control and the Report of Independent Registered Public Accounting Firm are listed below:

> **Duke Realty Corporation:**
> Management's Report on Internal Control
> Report of Independent Registered Public Accounting Firm
> **Duke Realty Limited Partnership:**
> Management's Report on Internal Control
> Report of Independent Registered Public Accounting Firm
> **Duke Realty Corporation:**
> Consolidated Balance Sheets, December 31, 2021 and 2020
> Consolidated Statements of Operations and Comprehensive Income, Years Ended December 31, 2021, 2020 and 2019
> Consolidated Statements of Cash Flows, Years Ended December 31, 2021, 2020 and 2019
> Consolidated Statements of Changes in Equity, Years Ended December 31, 2021, 2020 and 2019
> **Duke Realty Limited Partnership:**
> Consolidated Balance Sheets, December 31, 2021 and 2020
> Consolidated Statements of Operations and Comprehensive Income, Years Ended December 31, 2021, 2020 and 2019
> Consolidated Statements of Cash Flows, Years Ended December 31, 2021, 2020 and 2019
> Consolidated Statements of Changes in Equity, Years Ended December 31, 2021, 2020 and 2019
> **Duke Realty Corporation and Duke Realty Limited Partnership:**
> Notes to Consolidated Financial Statements

2.   **Consolidated Financial Statement Schedules**

Duke Realty Corporation and Duke Realty Limited Partnership:

Schedule III – Real Estate and Accumulated Depreciation

Management's Report on Internal Control

We, as management of Duke Realty Corporation and its subsidiaries (the "General Partner"), are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2021 based on the control criteria established in a report entitled Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that, as of December 31, 2021, our internal control over financial reporting is effective based on these criteria.

The independent registered public accounting firm of KPMG LLP, as auditors of the General Partner's consolidated financial statements, has also issued an audit report on the General Partner's internal control over financial reporting.

/s/ James B. Connor
_____
James B. Connor
Chairman and Chief Executive Officer

/s/ Mark A. Denien
_____
Mark A. Denien
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Duke Realty Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Duke Realty Corporation and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule III - real estate and accumulated depreciation (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of certain values assigned to acquired assets and liabilities in certain asset acquisitions

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company acquired approximately $571 million of real estate assets in 2021. For asset acquisitions, the Company records the purchase price to the tangible and identified intangible assets based on its "as-if vacant" fair value and other valuation techniques.

We identified the assessment of the fair value of land and the below market component of in-place leases in certain asset acquisitions as a critical audit matter. There is a high degree of subjective auditor judgment in determining the fair value of land and market rents used to determine the below market component of in-place leases.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's asset allocation process, including controls to identify and select publicly available comparable land sales and market rents used to estimate the fair value of land and the below market component of in-place leases, respectively. We involved valuation professionals with specialized skills and knowledge, who assisted in comparing:

- the Company's estimated fair value of land to a range of independently developed estimates based on publicly available and comparable land sales: and
- the market rents used in the Company's estimated fair value of the below market component of in-place leases to publicly available market data for similar properties.

/s/ KPMG LLP

We have served as the Company's auditor since 1986.

Indianapolis, Indiana
February 18, 2022

Management's Report on Internal Control

We, as management of Duke Realty Limited Partnership and its subsidiaries (the "Partnership"), are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of the principal executive and principal financial officers, or persons performing similar functions, of Duke Realty Corporation (the "General Partner"), and effected by the General Partner's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Partnership;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the General Partner; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2021 based on the control criteria established in a report entitled Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that, as of December 31, 2021, our internal control over financial reporting is effective based on these criteria.

The independent registered public accounting firm of KPMG LLP, as auditors of the Partnership's consolidated financial statements, has also issued an audit report on the Partnership's internal control over financial reporting.

/s/   James B. Connor
James B. Connor
Chairman and Chief Executive Officer
  of the General Partner

/s/   Mark A. Denien
Mark A. Denien
Executive Vice President and Chief Financial Officer
  of the General Partner

Report of Independent Registered Public Accounting Firm

To the Unitholders of Duke Realty Limited Partnership and the Board of Directors of Duke Realty Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Duke Realty Limited Partnership and subsidiaries (the Partnership) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule III - real estate and accumulated depreciation (collectively, the consolidated financial statements). We also have audited the Partnership's internal control over financial reporting as of December 31, 2021, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Partnership's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on the Partnership's consolidated financial statements and an opinion on the Partnership's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of certain values assigned to acquired assets and liabilities in certain asset acquisitions

As discussed in Notes 2 and 5 to the consolidated financial statements, the Partnership acquired approximately $571 million of real estate assets in 2021. For asset acquisitions, the Partnership records the purchase price to the tangible and identified intangible assets based on its "as-if vacant" fair value and other valuation techniques.

We identified the assessment of the fair value of land and the below market component of in-place leases in certain asset acquisitions as a critical audit matter. There is a high degree of subjective auditor judgment in determining the fair value of land and market rents used to determine the below market component of in-place leases.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Partnership's asset allocation process, including controls to identify and select publicly available comparable land sales and market rents used to estimate the fair value of land and the below market component of in-place leases, respectively. We involved valuation professionals with specialized skills and knowledge, who assisted in comparing:

- the Partnership's estimated fair value of land to a range of independently developed estimates based on publicly available and comparable land sales: and
- the market rents used in the Partnership's estimated fair value of the below market component of in-place leases to publicly available market data for similar properties.

/s/ KPMG LLP

We have served as the Partnership's auditor since 1994.

Indianapolis, Indiana
February 18, 2022

DUKE REALTY CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31,
(in thousands, except per share amounts)

	2021	2020
ASSETS		
Real estate investments:		
Real estate assets	$ 9,616,076	$ 8,745,155
Construction in progress	744,871	695,219
Investments in and advances to unconsolidated joint ventures	168,336	131,898
Undeveloped land	473,317	291,614
	11,002,600	9,863,886
Accumulated depreciation	(1,684,413)	(1,659,308)
Net real estate investments	9,318,187	8,204,578
Real estate investments and other assets held-for-sale	144,651	67,946
Cash and cash equivalents	69,752	6,309
Accounts receivable	13,449	15,204
Straight-line rent receivable	172,225	153,943
Receivables on construction contracts, including retentions	57,258	30,583
Deferred leasing and other costs, net of accumulated amortization of $209,975 and $204,122	337,936	329,765
Restricted cash held in escrow for like-kind exchange	—	47,682
Other escrow deposits and other assets	332,197	255,384
	$ 10,445,655	$ 9,111,394
LIABILITIES AND EQUITY		
Indebtedness:		
Secured debt, net of deferred financing costs of $304 and $343	$ 59,418	$ 64,074
Unsecured debt, net of deferred financing costs of $45,136 and $32,763	3,629,864	3,025,977
Unsecured line of credit	—	295,000
	3,689,282	3,385,051
Liabilities related to real estate investments held-for-sale	6,278	7,740
Construction payables and amounts due subcontractors, including retentions	107,009	62,332
Accrued real estate taxes	77,464	76,501
Accrued interest	20,815	18,363
Other liabilities	339,023	269,806
Tenant security deposits and prepaid rents	66,823	57,153
Total liabilities	4,306,694	3,876,946
Shareholders' equity:		
Common shares ($0.01 par value); 600,000 shares authorized; 382,513 and 373,258 shares issued and outstanding, respectively	3,825	3,733
Additional paid-in capital	6,143,147	5,723,326
Accumulated other comprehensive loss	(28,011)	(31,568)
Distributions in excess of net income	(75,210)	(532,519)
Total shareholders' equity	6,043,751	5,162,972
Noncontrolling interests	95,210	71,476
Total equity	6,138,961	5,234,448
	$ 10,445,655	$ 9,111,394

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended December 31,
(in thousands, except per share amounts)

	2021	2020	2019
Revenues:			
Rental and related revenue	$ 1,025,663	$ 929,194	$ 855,833
General contractor and service fee revenue	80,260	64,004	117,926
	1,105,923	993,198	973,759
Expenses:			
Rental expenses	85,782	76,639	75,584
Real estate taxes	159,580	149,295	129,520
General contractor and other services expenses	68,118	57,976	111,566
Depreciation and amortization	362,148	353,013	327,223
	675,628	636,923	643,893
Other operating activities:			
Equity in earnings of unconsolidated joint ventures	32,804	11,944	31,406
Gain on sale of properties	585,685	127,700	234,653
Gain on land sales	12,917	10,458	7,445
Other operating expenses	(3,607)	(8,209)	(5,318)
Impairment charges	—	(5,626)	—
Non-incremental costs related to successful leases	(13,302)	(12,292)	(12,402)
General and administrative expenses	(69,554)	(62,404)	(60,889)
	544,943	61,571	194,895
Operating income	975,238	417,846	524,761
Other income (expenses):			
Interest and other income, net	4,451	1,721	9,941
Interest expense	(84,843)	(93,442)	(89,756)
Loss on debt extinguishment	(17,901)	(32,900)	(6,320)
Gain on involuntary conversion	3,222	4,312	2,259
Income from continuing operations before income taxes	880,167	297,537	440,885
Income tax (expense) benefit	(18,549)	5,112	(8,686)
Income from continuing operations	861,618	302,649	432,199
Discontinued operations:			
Gain on sale of properties	—	111	445
Income from discontinued operations	—	111	445
Net income	861,618	302,760	432,644
Net income attributable to noncontrolling interests	(8,723)	(2,845)	(3,672)
Net income attributable to common shareholders	$ 852,895	$ 299,915	$ 428,972
Basic net income per common share:			
Continuing operations attributable to common shareholders	$ 2.25	$ 0.81	$ 1.18
Total	$ 2.25	$ 0.81	$ 1.18
Diluted net income per common share:			
Continuing operations attributable to common shareholders	$ 2.25	$ 0.80	$ 1.18
Total	$ 2.25	$ 0.80	$ 1.18
Weighted average number of common shares outstanding	377,673	370,057	362,234
Weighted average number of common shares and potential dilutive securities	383,476	374,156	367,339
Comprehensive income:			
Net income	$ 861,618	$ 302,760	$ 432,644
Other comprehensive income (loss):			
Unrealized losses on interest rate swap contracts	—	—	(30,893)
Amortization of interest rate swap contracts	3,557	3,468	533
Total other comprehensive income (loss)	3,557	3,468	(30,360)
Comprehensive income	$ 865,175	$ 306,228	$ 402,284

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31,
(in thousands)

	2021	2020	2019
Cash flows from operating activities:			
Net income	$ 861,618	$ 302,760	$ 432,644
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of buildings and tenant improvements	304,935	297,158	272,422
Amortization of deferred leasing and other costs	57,213	55,855	54,801
Amortization of deferred financing costs	9,735	9,155	6,536
Straight-line rental income and expense, net	(32,081)	(25,865)	(21,197)
Impairment charges	—	5,626	—
Loss on debt extinguishment	17,901	32,900	6,320
Gain on involuntary conversion	(3,222)	(4,312)	(2,259)
Gain on land and property sales	(598,602)	(138,269)	(242,543)
Third-party construction contracts, net	(6,269)	(2,511)	9,254
Other accrued revenues and expenses, net	48,194	29,333	8,476
Equity in earnings (in excess of) less than operating distributions received from unconsolidated joint ventures	(16,996)	4,606	(18,556)
Net cash provided by operating activities	642,426	566,436	505,898
Cash flows from investing activities:			
Development of real estate investments	(661,416)	(573,544)	(446,801)
Acquisition of buildings and related intangible assets	(447,584)	(383,672)	(210,224)
Acquisition of land and other real estate assets	(700,632)	(248,413)	(388,202)
Second generation tenant improvements, leasing costs and building improvements	(68,445)	(45,037)	(53,137)
Other deferred leasing costs	(42,214)	(41,607)	(32,921)
Other assets	(19,067)	(4,868)	(10,777)
Proceeds from the repayments of notes receivable from property sales	—	110,000	162,550
Proceeds from land and property sales, net	1,067,967	336,255	432,662
Capital distributions from unconsolidated joint ventures	61,616	876	26,272
Capital contributions and advances to unconsolidated joint ventures	(22,640)	(6,211)	(34,496)
Net cash used for investing activities	(832,415)	(856,221)	(555,074)
Cash flows from financing activities:			
Proceeds from issuance of common shares, net	406,576	187,856	272,761
Proceeds from unsecured debt	940,749	663,123	582,284
Payments on unsecured debt	(390,900)	(546,972)	(255,812)
Proceeds from secured debt financings	—	18,400	—
Payments on secured indebtedness including principal amortization	(4,413)	(13,457)	(45,515)
(Repayments) borrowings on line of credit, net	(295,000)	295,000	(30,000)
Distributions to common shareholders	(394,487)	(355,287)	(318,702)
Distributions to noncontrolling interests, net	(4,352)	(3,347)	(2,648)
Tax payments on stock-based compensation awards	(5,132)	(4,360)	(6,825)
Change in book cash overdrafts	(12,453)	1,941	138
Cash settlement of interest rate swaps	—	—	(35,569)
Other financing activities	(357)	163	(10,183)
Deferred financing costs	(14,262)	(7,483)	(4,839)
Redemption of Limited Partner Units	(39)	—	—
Net cash provided by financing activities	225,930	235,577	145,090
Net increase (decrease) in cash, cash equivalents and restricted cash	35,941	(54,208)	95,914
Cash, cash equivalents and restricted cash at beginning of year	67,223	121,431	25,517
Cash, cash equivalents and restricted cash at end of year	$ 103,164	$ 67,223	$ 121,431
Non-cash activities:			
Lease liabilities arising from right-of-use assets	$ 19,822	$ 20,883	$ 40,467
Assumption of indebtedness and other liabilities in real estate acquisitions	$ 128,639	$ 39,966	$ —
Non-cash distribution of assets from unconsolidated joint ventures, net	$ 11,124	$ —	$ —
Contribution of properties to unconsolidated joint venture	$ 74,942	$ —	$ —
Conversion of Limited Partner Units to common shares	$ 5,099	$ —	$ 1,624
Issuance of Limited Partner Units for acquisition	$ 11,603	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Net Income	Non-Controlling Interests	Total
			Common Shareholders			
Balance at December 31, 2018	$ 3,589	$5,244,375	$ (4,676)	$ (585,087)	$ 55,042	$4,713,243
Net income	—	—	—	428,972	3,672	432,644
Other comprehensive loss	—	—	(30,360)	—	—	(30,360)
Issuance of common shares	83	272,678	—	—	—	272,761
Contributions from noncontrolling interests	—	—	—	—	312	312
Stock-based compensation plan activity	7	6,787	—	(1,175)	7,703	13,322
Conversion of Limited Partner Units	1	1,623	—	—	(1,624)	—
Distributions to common shareholders ($0.88 per share)	—	—	—	(318,702)	—	(318,702)
Distributions to noncontrolling interests	—	—	—	—	(2,960)	(2,960)
Balance at December 31, 2019	$ 3,680	$5,525,463	$ (35,036)	$ (475,992)	$ 62,145	$5,080,260
Net income	—	—	—	299,915	2,845	302,760
Other comprehensive income	—	—	3,468	—	—	3,468
Issuance of common shares	50	187,806	—	—	—	187,856
Contributions from noncontrolling interests	—	—	—	—	200	200
Stock-based compensation plan activity	3	10,057	—	(1,155)	9,833	18,738
Distributions to common shareholders ($0.96 per share)	—	—	—	(355,287)	—	(355,287)
Distributions to noncontrolling interests	—	—	—	—	(3,547)	(3,547)
Balance at December 31, 2020	$ 3,733	$5,723,326	$ (31,568)	$ (532,519)	$ 71,476	$5,234,448
Net income	—	—	—	852,895	8,723	861,618
Other comprehensive income	—	—	3,557	—	—	3,557
Issuance of common shares	82	406,494	—	—	—	406,576
Stock-based compensation plan activity	6	8,274	—	(1,099)	12,895	20,076
Issuance of Limited Partner Units	—	—	—	—	11,564	11,564
Conversion of Limited Partner Units	4	5,095	—	—	(5,099)	—
Redemption of Limited Partner Units	—	(42)	—	—	3	(39)
Distributions to common shareholders ($1.045 per share)	—	—	—	(394,487)	—	(394,487)
Distributions to noncontrolling interests	—	—	—	—	(4,352)	(4,352)
Balance at December 31, 2021	$ 3,825	$6,143,147	$ (28,011)	$ (75,210)	$ 95,210	$6,138,961

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY LIMITED PARTNERSHIP AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31,
(in thousands)

	2021	2020
ASSETS		
Real estate investments:		
Real estate assets	$ 9,616,076	$ 8,745,155
Construction in progress	744,871	695,219
Investments in and advances to unconsolidated joint ventures	168,336	131,898
Undeveloped land	473,317	291,614
	11,002,600	9,863,886
Accumulated depreciation	(1,684,413)	(1,659,308)
Net real estate investments	9,318,187	8,204,578
Real estate investments and other assets held-for-sale	144,651	67,946
Cash and cash equivalents	69,752	6,309
Accounts receivable	13,449	15,204
Straight-line rent receivable	172,225	153,943
Receivables on construction contracts, including retentions	57,258	30,583
Deferred leasing and other costs, net of accumulated amortization of $209,975 and $204,122	337,936	329,765
Restricted cash held in escrow for like-kind exchange	—	47,682
Other escrow deposits and other assets	332,197	255,384
	$ 10,445,655	$ 9,111,394
LIABILITIES AND EQUITY		
Indebtedness:		
Secured debt, net of deferred financing costs of $304 and $343	$ 59,418	$ 64,074
Unsecured debt, net of deferred financing costs of $45,136 and $32,763	3,629,864	3,025,977
Unsecured line of credit	—	295,000
	3,689,282	3,385,051
Liabilities related to real estate investments held-for-sale	6,278	7,740
Construction payables and amounts due subcontractors, including retentions	107,009	62,332
Accrued real estate taxes	77,464	76,501
Accrued interest	20,815	18,363
Other liabilities	339,023	269,806
Tenant security deposits and prepaid rents	66,823	57,153
Total liabilities	4,306,694	3,876,946
Partners' equity:		
Common equity (382.513 and 373.258 General Partner Units issued and outstanding, respectively)	6,071,762	5,194,540
Limited Partners' common equity (3,663 and 3,326 Limited Partner Units issued and outstanding, respectively)	90,679	66,874
Accumulated other comprehensive loss	(28,011)	(31,568)
Total partners' equity	6,134,430	5,229,846
Noncontrolling interests	4,531	4,602
Total equity	6,138,961	5,234,448
	$ 10,445,655	$ 9,111,394

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY LIMITED PARTNERSHIP AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended December 31,
(in thousands, except per unit amounts)

	2021	2020	2019
Revenues:			
Rental and related revenue	$ 1,025,663	$ 929,194	$ 855,833
General contractor and service fee revenue	80,260	64,004	117,926
	1,105,923	993,198	973,759
Expenses:			
Rental expenses	85,782	76,639	75,584
Real estate taxes	159,580	149,295	129,520
General contractor and other services expenses	68,118	57,976	111,566
Depreciation and amortization	362,148	353,013	327,223
	675,628	636,923	643,893
Other operating activities:			
Equity in earnings of unconsolidated joint ventures	32,804	11,944	31,406
Gain on sale of properties	585,685	127,700	234,653
Gain on land sales	12,917	10,458	7,445
Other operating expenses	(3,607)	(8,209)	(5,318)
Impairment charges	—	(5,626)	—
Non-incremental costs related to successful leases	(13,302)	(12,292)	(12,402)
General and administrative expenses	(69,554)	(62,404)	(60,889)
	544,943	61,571	194,895
Operating income	975,238	417,846	524,761
Other income (expenses):			
Interest and other income, net	4,451	1,721	9,941
Interest expense	(84,843)	(93,442)	(89,756)
Loss on debt extinguishment	(17,901)	(32,900)	(6,320)
Gain on involuntary conversion	3,222	4,312	2,259
Income from continuing operations before income taxes	880,167	297,537	440,885
Income tax (expense) benefit	(18,549)	5,112	(8,686)
Income from continuing operations	861,618	302,649	432,199
Discontinued operations:			
Gain on sale of properties	—	111	445
Income from discontinued operations	—	111	445
Net income	861,618	302,760	432,644
Net (income) loss attributable to noncontrolling interests	(369)	(182)	6
Net income attributable to common unitholders	$ 861,249	$ 302,578	$ 432,650
Basic net income per Common Unit:			
Continuing operations attributable to common unitholders	$ 2.25	$ 0.81	$ 1.18
Total	$ 2.25	$ 0.81	$ 1.18
Diluted net income per Common Unit:			
Continuing operations attributable to common unitholders	$ 2.25	$ 0.80	$ 1.18
Total	$ 2.25	$ 0.80	$ 1.18
Weighted average number of Common Units outstanding	381,381	373,360	365,352
Weighted average number of Common Units and potential dilutive securities	383,476	374,156	367,339
Comprehensive income:			
Net income	$ 861,618	$ 302,760	$ 432,644
Other comprehensive income (loss):			
Unrealized losses on interest rate swap contracts	—	—	(30,893)
Amortization of interest rate swap contracts	3,557	3,468	533
Total other comprehensive income (loss)	3,557	3,468	(30,360)
Comprehensive income	$ 865,175	$ 306,228	$ 402,284

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY LIMITED PARTNERSHIP AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31,
(in thousands)

	2021	2020	2019
Cash flows from operating activities:			
Net income	**$ 861,618**	$ 302,760	$ 432,644
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of buildings and tenant improvements	**304,935**	297,158	272,422
Amortization of deferred leasing and other costs	**57,213**	55,855	54,801
Amortization of deferred financing costs	**9,735**	9,155	6,536
Straight-line rental income and expense, net	**(32,081)**	(25,865)	(21,197)
Impairment charges	**—**	5,626	—
Loss on debt extinguishment	**17,901**	32,900	6,320
Gain on involuntary conversion	**(3,222)**	(4,312)	(2,259)
Gain on land and property sales	**(598,602)**	(138,269)	(242,543)
Third-party construction contracts, net	**(6,269)**	(2,511)	9,254
Other accrued revenues and expenses, net	**48,194**	29,333	8,476
Equity in earnings (in excess of) less than operating distributions received from unconsolidated joint ventures	**(16,996)**	4,606	(18,556)
Net cash provided by operating activities	**642,426**	566,436	505,898
Cash flows from investing activities:			
Development of real estate investments	**(661,416)**	(573,544)	(446,801)
Acquisition of buildings and related intangible assets	**(447,584)**	(383,672)	(210,224)
Acquisition of land and other real estate assets	**(700,632)**	(248,413)	(388,202)
Second generation tenant improvements, leasing costs and building improvements	**(68,445)**	(45,037)	(53,137)
Other deferred leasing costs	**(42,214)**	(41,607)	(32,921)
Other assets	**(19,067)**	(4,868)	(10,777)
Proceeds from the repayments of notes receivable from property sales	**—**	110,000	162,550
Proceeds from land and property sales, net	**1,067,967**	336,255	432,662
Capital distributions from unconsolidated joint ventures	**61,616**	876	26,272
Capital contributions and advances to unconsolidated joint ventures	**(22,640)**	(6,211)	(34,496)
Net cash used for investing activities	**(832,415)**	(856,221)	(555,074)
Cash flows from financing activities:			
Contributions from the General Partner	**406,576**	187,856	272,761
Proceeds from unsecured debt	**940,749**	663,123	582,284
Payments on unsecured debt	**(390,900)**	(546,972)	(255,812)
Proceeds from secured debt financings	**—**	18,400	—
Payments on secured indebtedness including principal amortization	**(4,413)**	(13,457)	(45,515)
(Repayments) borrowings on line of credit, net	**(295,000)**	295,000	(30,000)
Distributions to common unitholders	**(398,399)**	(358,484)	(321,469)
(Distributions to) contributions from noncontrolling interests, net	**(440)**	(150)	119
Tax payments on stock-based compensation awards	**(5,132)**	(4,360)	(6,825)
Change in book cash overdrafts	**(12,453)**	1,941	138
Cash settlement of interest rate swaps	**—**	—	(35,569)
Other financing activities	**(357)**	163	(10,183)
Deferred financing costs	**(14,262)**	(7,483)	(4,839)
Redemption of Limited Partner Units	**(39)**	—	—
Net cash provided by financing activities	**225,930**	235,577	145,090
Net increase (decrease) in cash, cash equivalents and restricted cash	**35,941**	(54,208)	95,914
Cash, cash equivalents and restricted cash at beginning of year	**67,223**	121,431	25,517
Cash, cash equivalents and restricted cash at end of year	**$ 103,164**	$ 67,223	$ 121,431
Non-cash activities:			
Lease liabilities arising from right-of-use assets	**$ 19,822**	$ 20,883	$ 40,467
Assumption of indebtedness and other liabilities in real estate acquisitions	**$ 128,639**	$ 39,966	$ —
Non-cash distribution of assets from unconsolidated joint ventures, net	**$ 11,124**	$ —	$ —
Contribution of properties to unconsolidated joint venture	**$ 74,942**	$ —	$ —
Conversion of Limited Partner Units to common shares of the General Partner	**$ 5,099**	$ —	$ 1,624
Issuance of Limited Partner Units for acquisition	**$ 11,603**	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY LIMITED PARTNERSHIP AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(in thousands, except per unit data)

	Common Unitholders					
	General Partner Common Equity	Limited Partners' Common Equity	Accumulated Other Comprehensive Income (Loss)	Total Partners' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2018	**$ 4,662,877**	**$ 50,585**	**$ (4,676)**	**$4,708,786**	**$ 4,457**	**$ 4,713,243**
Net income	428,972	3,678	—	432,650	(6)	432,644
Other comprehensive loss	—	—	(30,360)	(30,360)	—	(30,360)
Capital contribution from the General Partner	272,761	—	—	272,761	—	272,761
Stock-based compensation plan activity	5,619	7,703	—	13,322	—	13,322
Contributions from noncontrolling interests	—	—	—	—	312	312
Conversion of Limited Partner Units	1,624	(1,624)	—	—	—	—
Distributions to Partners ($0.88 per Common Unit)	(318,702)	(2,767)	—	(321,469)	—	(321,469)
Distributions to noncontrolling interests	—	—	—	—	(193)	(193)
Balance at December 31, 2019	**$ 5,053,151**	**$ 57,575**	**$ (35,036)**	**$5,075,690**	**$ 4,570**	**$ 5,080,260**
Net income	299,915	2,663	—	302,578	182	302,760
Other comprehensive income	—	—	3,468	3,468	—	3,468
Capital contribution from the General Partner	187,856	—	—	187,856	—	187,856
Stock-based compensation plan activity	8,905	9,833	—	18,738	—	18,738
Contributions from noncontrolling interests	—	—	—	—	200	200
Distributions to Partners ($0.96 per Common Unit)	(355,287)	(3,197)	—	(358,484)	—	(358,484)
Distributions to noncontrolling interests	—	—	—	—	(350)	(350)
Balance at December 31, 2020	**$ 5,194,540**	**$ 66,874**	**$ (31,568)**	**$5,229,846**	**$ 4,602**	**$ 5,234,448**
Net income	852,895	8,354	—	861,249	369	861,618
Other comprehensive income	—	—	3,557	3,557	—	3,557
Capital contribution from the General Partner	406,576	—	—	406,576	—	406,576
Stock-based compensation plan activity	7,181	12,895	—	20,076	—	20,076
Issuance of Limited Partner Units	—	11,564	—	11,564	—	11,564
Conversion of Limited Partner Units	5,099	(5,099)	—	—	—	—
Redemption of Limited Partner Units	(42)	3	—	(39)	—	(39)
Distributions to Partners ($1.045 per Common Unit)	(394,487)	(3,912)	—	(398,399)	—	(398,399)
Distributions to noncontrolling interests	—	—	—	—	(440)	(440)
Balance at December 31, 2021	**$ 6,071,762**	**$ 90,679**	**$ (28,011)**	**$6,134,430**	**$ 4,531**	**$ 6,138,961**

See accompanying Notes to Consolidated Financial Statements.

(1)   <u>The Company</u>

The General Partner was formed in 1985, and we believe that it qualifies as a REIT under the provisions of the Code. The Partnership was formed on October 4, 1993, when the General Partner contributed all of its properties and related assets and liabilities, together with the net proceeds from an offering of additional shares of its common stock, to the Partnership. Simultaneously, the Partnership completed the acquisition of Duke Associates, a full-service commercial real estate firm operating in the Midwest whose operations began in 1972.

The General Partner is the sole general partner of the Partnership, owning approximately 99.1% of the Common Units at December 31, 2021. The remaining 0.9% of the Common Units are owned by limited partners. As the sole general partner of the Partnership, the General Partner has full, exclusive and complete responsibility and discretion in the day-to-day management and control of the Partnership. The General Partner and the Partnership are operated as one enterprise. The management of the General Partner consists of the same members as the management of the Partnership. As the sole general partner with control of the Partnership, the General Partner consolidates the Partnership for financial reporting purposes, and the General Partner does not have any significant assets other than its investment in the Partnership. Therefore, the assets and liabilities of the General Partner and the Partnership are substantially the same.

Limited partners have the right to redeem their Limited Partner Units, subject to certain restrictions. Pursuant to the Partnership Agreement, the General Partner is obligated to redeem the Limited Partner Units in shares of its common stock, unless it determines in its reasonable discretion that the issuance of shares of its common stock could cause it to fail to qualify as a REIT. Each Limited Partner Unit shall be redeemed for one share of the General Partner's common stock, or, in the event that the issuance of shares could cause the General Partner to fail to qualify as a REIT, cash equal to the fair market value of one share of the General Partner's common stock at the time of redemption, in each case, subject to certain adjustments described in the Partnership Agreement. The Limited Partner Units are not required, per the terms of the Partnership Agreement, to be redeemed in registered shares of the General Partner.

As of December 31, 2021, we owned and operated a portfolio primarily consisting of industrial properties and provided real estate services to third-party owners, customers and joint ventures.

Substantially all of our Rental Operations (see Note 9) are conducted through the Partnership. We conduct our Service Operations (see Note 9) through Duke Realty Services, LLC, Duke Realty Services Limited Partnership and Duke Construction Limited Partnership ("DCLP"), which are consolidated entities that are 100% owned by a combination of the General Partner and the Partnership. DCLP is owned through a taxable REIT subsidiary.

(2)   <u>Summary of Significant Accounting Policies</u>

<u>Principles of Consolidation</u>

The consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries. The equity interests in these controlled subsidiaries not owned by us are reflected as noncontrolling interests in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in entities that we do not control, and variable interest entities ("VIEs") in which we are not the primary beneficiary (to the extent applicable), are not consolidated and are reflected as investments in unconsolidated joint ventures under the equity method of reporting.

Due to the fact that the Limited Partners do not have kick out rights, or substantive participating rights, the Partnership is a VIE. Because the General Partner holds majority ownership and exercises control over every aspect of the Partnership's operations, the General Partner has been determined as the primary beneficiary of the Partnership and, therefore, consolidates the Partnership.

The assets and liabilities of the General Partner and the Partnership are substantially the same, as the General Partner does not have any significant assets other than its investment in the Partnership.

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2021 consolidated financial statement presentation.

Real Estate Investments

Rental real property, including land, land improvements, buildings and tenant improvements, are included in real estate investments and are generally stated at cost. Construction in process and undeveloped land are included in real estate investments and are stated at cost. Real estate investments also include our equity interests in unconsolidated joint ventures that own and operate rental properties and hold land for development.

Depreciation

Buildings and land improvements are depreciated on the straight-line method over their estimated lives not to exceed 40 and 15 years, respectively, for properties that we develop, and not to exceed 30 and 10 years, respectively, for acquired properties. Tenant improvement costs are depreciated using the straight-line method over the shorter of the useful life of the asset or term of the related lease.

Cost Capitalization

Direct and certain indirect costs, including interest, clearly associated with the development, construction or expansion of real estate investments are capitalized as a cost of the property. Direct costs include all leasing commissions paid to third parties for new leases or lease renewals. We capitalize a portion of our indirect costs associated with our construction and development efforts. Costs that are incremental to executing a lease are capitalized. In assessing the amount of direct and indirect costs to be capitalized, allocations are made based on estimates of the actual amount of time spent in each activity. We do not capitalize any costs attributable to downtime or to unsuccessful projects.

We capitalize interest and direct and indirect project costs during the period when we commence activities necessary to get the property ready for its intended use, including land entitlement and preconstruction activities, up to the time the property is substantially complete and ready for its intended use. In addition, we capitalize costs, including real estate taxes, insurance and utilities, that have been allocated to vacant space based on the square footage of the portion of the building not held available for immediate occupancy during the extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized.

We cease capitalization of all project costs on extended lease-up periods when significant activities have ceased, which does not exceed the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy.

Impairment

We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value.

The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions. We primarily utilize the income approach to estimate the fair value of our income producing real estate assets. We utilize marketplace participant assumptions to estimate the fair value of a real estate asset when an impairment charge is required to be measured. The estimation of future cash flows, as well as the selection of the discount rate and exit capitalization rate used in applying the income approach, are highly subjective measures in estimating fair value.

Real estate assets classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is designated as held-for-sale, no further depreciation expense is recorded.

Asset Acquisitions

Our acquisitions of properties have been accounted for as asset acquisitions as they have not met the definition of a business. Transaction costs related to asset acquisitions are capitalized. To the extent that we gain control of real estate properties that are accounted for as asset acquisitions, as opposed to business combinations, we accumulate the costs of any pre-existing equity interests and consideration paid for additional interest acquired and we do not remeasure our pre-existing equity interest. Generally contingencies arising from an asset acquisition are only recognized when probable.

We allocate the purchase price of asset acquisitions to tangible and identified intangible assets based on their relative fair values, using all pertinent information available at the date of acquisition. Capitalized acquisition costs are also included in the total cost basis of acquired properties that are asset acquisitions. The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant. This "as-if vacant" value is estimated using an income, or discounted cash flow, approach that relies upon internally determined assumptions that we believe are consistent with current market conditions for similar properties. The most important assumptions in determining the allocation of the purchase price to tangible assets are the exit capitalization rate, estimated market rents and the fair value of the underlying land. The purchase price of real estate assets is also allocated to intangible assets consisting of the above or below market component of in-place leases and the value of in-place leases.

The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be received pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be received using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.

Factors considered in determining the value allocable to in-place leases include estimates, during hypothetical expected lease-up periods, of space that is actually leased at the time of acquisition, of lost rent at market rates, fixed operating costs that will be recovered from tenants and theoretical leasing commissions required to execute similar leases. These intangible assets are included in deferred leasing and other costs in the balance sheet and are amortized over the remaining term of the existing lease.

Joint Ventures

We have equity interests in unconsolidated joint ventures that are primarily engaged in the operation and development of industrial real estate properties.

We consolidate joint ventures that are considered to be VIEs where we are the primary beneficiary. We analyze our investments in joint ventures to determine if the joint venture is considered a VIE and would require consolidation. We (i) evaluate the sufficiency of the total equity investment at risk, (ii) review the voting rights and decision-making authority of the equity investment holders as a group and whether there are limited partners (or similar owning entities) that lack substantive participating or kick out rights, guaranteed returns, protection against losses, or capping of residual returns within the group and (iii) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination.

To the extent that we own interests in a VIE and we (i) have the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) have the obligation or rights to absorb losses or receive benefits that could potentially be significant to the VIE, then we would be determined to be the primary beneficiary and would consolidate the VIE. To the extent that we own interests in a VIE, then at each reporting period, we re-assess our conclusions as to which, if any, party within the VIE is considered the primary beneficiary. Consolidated joint ventures that are VIE's were not significant in any period presented in these consolidated financial statements.

To the extent that our joint ventures do not qualify as VIEs, they are consolidated if we control them through majority ownership interests or if we are the managing entity (general partner or managing member) and our partner does not have substantive participating rights. Control is further demonstrated by our ability to unilaterally make significant operating decisions, refinance debt and sell the assets of the joint venture without the consent of the non-managing entity and the inability of the non-managing entity to remove us from our role as the managing entity. Consolidated joint ventures that are not VIEs are not significant in any period presented in these consolidated financial statements.

We use the equity method of accounting for those joint ventures where we exercise significant influence but do not have control. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

When we sell or contribute properties to unconsolidated joint ventures and retain a non-controlling ownership interest in such assets, we recognize the difference between the consideration received and the carrying amount of the asset sold or contributed when its derecognition criteria are met. The equity method investment we retain in such partial sale transactions is noncash consideration and is measured at fair value. As a result, the accounting for a partial sale results in the recognition of a full gain or loss.

When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss in value is other than temporary. If we conclude it is other than temporary, we recognize an impairment charge to reflect the equity investment at fair value.

In July 2021, we entered into a 20%-owned unconsolidated joint venture with CBRE Global Investors ("CBREGI") with plans to contribute three tranches of properties. We contributed two separate tranches of properties to the joint venture during 2021 (see Note 5) while the third tranche was closed in January 2022 (see Note 14). The joint venture financed the acquisition of these properties with a combination of third party first mortgage loans and equity contributions from our partner in this joint venture.

There were no unconsolidated joint ventures, in which we have any recognized assets or liabilities or have retained any economic exposure to loss at December 31, 2021 that met the criteria to be considered VIEs. At December 31, 2021, we guaranteed the repayment of a loan associated with one of our unconsolidated joint ventures. The maximum guarantee exposure for the loan was approximately $4.8 million.

Cash Equivalents

Investments with an original maturity of three months or less are classified as cash equivalents.

Valuation of Receivables

Our determination of the adequacy of our allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant's lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.

Deferred Costs

Deferred Financing Costs

Costs incurred in connection with obtaining financing are deferred and are amortized to interest expense over the term of the related loan. The costs for issuing debt, other than lines of credit, are presented on the consolidated balance sheets as a direct deduction from the debt's carrying value, while debt issuance costs related to the Partnership's unsecured line of credit are presented as assets on the consolidated balance sheets, as part of other escrow deposits and other assets.

Lease Related Costs and Acquired Lease-Related Intangible Assets

Costs that are directly incremental to executing a lease are capitalized.

Acquired lease-related intangible assets consist of above market lease assets and the value allocable to in-place leases. Above market lease assets are amortized as a reduction to rental income over the remaining terms of the respective leases. In-place lease intangible assets are amortized on a straight-line basis and included within depreciation and amortization in the consolidated statements of operations and comprehensive income.

Deferred leasing costs and acquired lease-related intangible assets at December 31, 2021 and 2020, excluding amounts classified as held-for-sale, were as follows (in thousands):

		2021		2020
Deferred leasing costs	$	**376,597**	$	359,646
Acquired lease-related intangible assets		**171,314**		174,241
	$	**547,911**	$	533,887
Accumulated amortization - deferred leasing costs	$	**(122,789)**	$	(120,756)
Accumulated amortization - acquired lease-related intangible assets		**(87,186)**		(83,366)
Total	$	**337,936**	$	329,765

Amounts recorded related to amortization expense for in-place leases for the years ended December 31, 2021, 2020 and 2019 totaled $20.4 million, $19.5 million and $22.0 million, respectively. Charges to rental income related to the amortization of above market lease assets for the years ended December 31, 2021, 2020 and 2019 totaled $367,000, $639,000 and $703,000, respectively.

The expected future amortization, or charge to rental income, of acquired lease-related intangible assets is summarized in the table below (in thousands):

Year		Amortization Expense		Charge to Rental Income
2022	$	18,168	$	352
2023		15,271		353
2024		11,986		59
2025		9,789		—
2026		7,574		—
Thereafter		20,576		—
	$	83,364	$	764

Noncontrolling Interests

Noncontrolling interests relate to the minority ownership interests in the Partnership and interests in consolidated property partnerships that are not wholly owned by the General Partner or the Partnership. Noncontrolling interests are subsequently adjusted for additional contributions, distributions to noncontrolling holders and the noncontrolling holders' proportionate share of the net earnings or losses of each respective entity. We report noncontrolling interests as a component of total equity.

When a Common Unit of the Partnership is redeemed (Note 1), the change in ownership is treated as an equity transaction by the General Partner and there is no effect on its earnings or net assets.

Revenue Recognition

Rental and Related Revenue

Rental income from leases to customers is recognized on a straight-line basis. If a lease provides for tenant improvements, we determine whether we or the tenant is the owner of the tenant improvements. When we are the owner of the tenant improvements, any tenant improvements funded by the tenant are treated as lease payments which are deferred and amortized as revenue over the lease term. When the tenant is the owner of the tenant improvements, and we fund such improvements, we record such tenant improvement allowances as lease incentives and amortize as a reduction of revenue over the lease term.

We record lease termination fees when a tenant has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any material conditions that must be met or waived before the fee is due to us.

General Contractor and Service Fee Revenue

General contractor and service fee revenues are comprised primarily of construction and development related revenues earned from third parties while acting in capacity of a developer, as a general contractor or a construction manager. We evaluate the goods and services provided in these construction arrangements to determine whether we are acting as principal or agent and, accordingly, recognize revenue on a gross or net basis based on that evaluation. There are other ancillary streams of revenue included in general contractor and service fee revenues (see Note 9), such as management fees earned from unconsolidated joint ventures in accordance with the terms specific to each arrangement, which are not significant.

Our construction arrangements are typically structured with only one performance obligation, which generally represents an obligation either to construct a new building or to construct fixtures in an existing building, and these single performance obligations are satisfied over time as construction progresses. We recognize revenue as we satisfy such performance obligations using the percentage of completion method, which is an input method. Using this method, profits are recorded based on our estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. The percentage of completion estimates are based on a comparison of the contract expenditures incurred to the estimated final costs. We believe the percentage of completion method is a faithful depiction of the transfer of goods and services as changes in job performance and estimated profitability, which result in revisions to costs and income and are recognized in the period in which the revisions are determined, have not historically been significant. We typically receive regular progress payments on the majority of our construction arrangements and such arrangements generally have an original duration of less than one year. As the result of the relatively short duration of our construction arrangements, we apply the optional disclosure exemptions, related to our remaining performance obligations for our in-process construction projects, for which any future variable consideration is not material. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. To the extent that a fixed-price contract is estimated to result in a loss, the loss is recorded immediately.

Opening and closing balances of construction receivables are presented separately on the Consolidated Balance Sheets. Under billed and over billed receivables on construction contracts totaled $45.8 million and $1.9 million, respectively, at December 31, 2021 and $16.6 million and $105,000, respectively, at December 31, 2020. Over billed receivables are included in other liabilities in the Consolidated Balance Sheets. We generally do not have any contract assets associated with our construction arrangements.

Management fees are based on a percentage of rental receipts of properties managed and are recognized as the rental receipts are collected. Maintenance fees are based upon established hourly rates and are recognized as the services are performed.

Property Sales

Only disposals representing a strategic shift in operations (for example, a disposal of a major geographic area or a major line of business) should be presented as discontinued operations in accordance with ASC 205-20, without consideration of significant continuing involvement.

We recognize gains on sales of properties, including partial sales, of non-financial assets (and in-substance non-financial assets) when the recognition criteria are met. In the typical course of our business, sales of non-financial assets represent only one performance obligation and are recognized when an enforceable contract is in place, collectability is ensured and control is transferred to the buyer.

Leases

As a lessor, our primary business is the development, acquisition, and operation of industrial real estate properties that are held for investment and leased to tenants. We manage residual risk through investing in properties that we believe will appreciate in value over time. We also evaluate the collectability of the cash flows of our leases prior to their execution, and on an ongoing basis, to ensure collectability is probable prior to recognizing lease revenues on an accrual basis.

We only capitalize the incremental costs of signing a lease. Non-incremental costs attributable to successful leases, as presented in the Consolidated Statements of Operations, represent internal costs allocable to successful leasing activities and exclude estimated costs related to downtime and/or unsuccessful deals. These costs primarily consist of compensation and other benefits for internal leasing and legal personnel. These costs are not capitalizable "incremental costs" in the context of the applicable lease accounting rules, but we believe separate presentation on the Consolidated Statements of Operations provides useful information for purposes of comparability with economically similar success-based costs incurred by other organizations that outsource their leasing functions, which are generally capitalizable.

We exclude certain lessor costs, such as real estate taxes and insurance, that are paid directly by lessees to third parties, from rental revenue and the associated rental expense. Lessor costs that are paid by the lessor and reimbursed by the lessee continue to be recorded through rental revenue and the associated rental expense.

The applicable lease accounting rules allow a practical expedient for lessors to not separate rental recovery revenue related to lease-related services from the associated rental revenue related to the lease when certain criteria are met. The lease-related services provided to our tenants include property management, common area maintenance ("CAM") and utilities. We assessed the applicable criteria, concluding that the timing and straight-line pattern of transfer to the lessees for rental recovery revenue from our lease-related services and revenue from the underlying leases are the same and that lease classification does not change, and we have consistently applied this practical expedient in all periods presented.

As a lessee, we apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset. This classification determines whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In the capacity of a lessee, we record a right-of-use ("ROU") asset and a lease liability for all leases with a term of greater than 12 months regardless of classification.

See Note 3 for further disclosure on our leases as a lessor and lessee.

Net Income Per Common Share or Common Unit

Basic net income per common share or Common Unit is computed by dividing net income attributable to common shareholders or common unitholders, less dividends or distributions on share-based awards expected to vest (referred to as "participating securities" and primarily composed of unvested restricted stock units), by the weighted average number of common shares or Common Units outstanding for the period.

Diluted net income per common share is computed by dividing the sum of net income attributable to common shareholders and the noncontrolling interest in earnings allocable to Limited Partner Units (to the extent the Limited Partner Units are dilutive), less dividends or distributions on participating securities that are anti-dilutive, by the sum of the weighted average number of common shares outstanding and, to the extent they are dilutive, weighted average number of Limited Partner Units outstanding and any potential dilutive securities for the period. Diluted net income per Common Unit is computed by dividing the net income attributable to common unitholders, less dividends or distributions on participating securities that are anti-dilutive, by the sum of the weighted average number of Common Units outstanding and any potential dilutive securities for the period.

The following table reconciles the components of basic and diluted net income per common share or Common Unit (in thousands):

	2021	2020	2019
General Partner			
Net income attributable to common shareholders	$ 852,895	$ 299,915	$ 428,972
Less: Dividends on participating securities	(1,356)	(1,447)	(1,487)
Basic net income attributable to common shareholders	851,539	298,468	427,485
Add back dividends on dilutive participating securities	1,356	—	1,487
Noncontrolling interest in earnings of common unitholders	8,354	2,663	3,678
Diluted net income attributable to common shareholders	$ 861,249	$ 301,131	$ 432,650
Weighted average number of common shares outstanding	377,673	370,057	362,234
Weighted average Limited Partner Units outstanding	3,708	3,303	3,118
Other potential dilutive shares	2,095	796	1,987
Weighted average number of common shares and potential dilutive securities	383,476	374,156	367,339
Partnership			
Net income attributable to common unitholders	$ 861,249	$ 302,578	$ 432,650
Less: Distributions on participating securities	(1,356)	(1,447)	(1,487)
Basic net income attributable to common unitholders	$ 859,893	$ 301,131	$ 431,163
Add back distributions on dilutive participating securities	1,356	—	1,487
Diluted net income attributable to common unitholders	$ 861,249	$ 301,131	$ 432,650
Weighted average number of Common Units outstanding	381,381	373,360	365,352
Other potential dilutive units	2,095	796	1,987
Weighted average number of Common Units and potential dilutive securities	383,476	374,156	367,339

The following table summarizes the data that is excluded from the computation of net income per common share or Common Unit as a result of being anti-dilutive (in thousands):

	2021	2020	2019
General Partner and Partnership			
Other potential dilutive shares or units:			
Anti-dilutive outstanding potential shares or units under fixed stock option and other stock-based compensation plans	—	—	—
Anti-dilutive outstanding participating securities	—	1,621	—

Federal Income Taxes

General Partner

The General Partner has elected to be taxed as a REIT under the Code, as amended. To qualify as a REIT, the General Partner must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income to its shareholders. Management intends to continue to adhere to these requirements and to maintain the General Partner's REIT status. As a REIT, the General Partner is entitled to a tax deduction for the dividends it pays to shareholders. Accordingly, the General Partner generally will not be subject to federal income taxes as long as it currently distributes to shareholders an amount equal to or in excess of its taxable income. The General Partner is, however, generally subject to federal income taxes on any taxable income that is not currently distributed to its shareholders. If the General Partner fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, our financial statements include the operations of taxable corporate subsidiaries that are not entitled to a dividends paid deduction and are subject to federal, state and local income taxes. As a REIT, the General Partner may also be subject to certain federal excise taxes if it engages in certain types of transactions.

The following table reconciles the General Partner's net income to taxable income before the dividends paid deduction, and subject to the 90% distribution requirement, for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	2021	2020	2019
Net income	$ **861,618**	$ 302,760	$ 432,644
Book/tax differences	**(467,205)**	63,838	(120,421)
Taxable income before the dividends paid deduction	**394,413**	366,598	312,223
Less: capital gains	**(33,652)**	(62,165)	(62,513)
Adjusted taxable income subject to the 90% distribution requirement	$ **360,761**	$ 304,433	$ 249,710

The General Partner's dividends paid deduction is summarized below (in thousands):

	2021	2020	2019
Cash dividends paid	$ **394,487**	$ 355,287	$ 318,702
Cash dividends declared and paid in subsequent year that apply to current year	**26,886**	22,960	6,521
Cash dividends declared and paid in current year that apply to previous year	**(22,960)**	(6,521)	(9,286)
Dividends paid deduction	**398,413**	371,726	315,937
Less: Capital gain distributions	**(33,652)**	(62,165)	(62,513)
Dividends paid deduction attributable to adjusted taxable income subject to the 90% distribution requirement	$ **364,761**	$ 309,561	$ 253,424

Our tax return for the year ended December 31, 2021 has not been filed. The taxability information presented for our dividends paid in 2021 is based upon management's estimate. Consequently, the taxability of dividends is subject to change. A summary of the designated tax characterization of the dividends paid by the General Partner for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Common Shares			
Ordinary income	**91.5 %**	74.6 %	80.7 %
Capital gains	**8.5 %**	25.4 %	19.3 %
	100.0 %	100.0 %	100.0 %

Partnership

For the Partnership, the allocated share of income and loss other than the operations of its taxable REIT subsidiary is included in the income tax returns of its partners; accordingly the only federal income taxes included in the accompanying consolidated financial statements of the Partnership are in connection with its taxable REIT subsidiary.

Income taxes are not material to our operating results or financial position. Our taxable REIT subsidiary has no significant net deferred income tax positions or unrecognized tax benefit items.

Cash Paid for Income Taxes

We paid federal, state and local income taxes, net of income tax refunds, of $22.2 million and $7.8 million in 2021 and 2019, respectively. We received income tax refunds, net of federal, state and local income tax payments, of $308,000 in 2020.

Fair Value Measurements

We estimate fair value using available market information and valuation methodologies. Assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

> Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities to which we have access.

> Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

> Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Derivative Financial Instruments

We periodically enter into certain interest rate protection agreements to effectively convert or cap floating rate debt to a fixed rate, and to hedge anticipated future financing transactions, both of which qualify for cash flow hedge accounting treatment. We do not utilize derivative financial instruments for trading or speculative purposes. The entire effect of any hedging instruments and hedged items are presented in the same income statement line item.

If a derivative qualifies as a cash flow hedge, the gain or loss on the derivative is recorded in accumulated other comprehensive income or loss and subsequently reclassified into interest expense in the same period during which the hedged forecasted transaction affects earnings. For all hedging relationships, we formally document the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively.

Use of Estimates

The preparation of the financial statements requires management to make a number of estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3)   Leases

Lease Income

Our leases generally include scheduled rent increases, but do not include variable payments based on indexes. Our rental revenue is primarily based on fixed, non-cancelable leases. Our variable rental revenue primarily consists of amounts recovered from lessees for property tax, insurance and CAM.

All revenues related to lease and lease-related services are included in, and comprise substantially all of, the caption "Rental and Related Revenue" on the Consolidated Statements of Operations and Comprehensive Income. The components of Rental and Related Revenue are as follows (in thousands):

	Twelve Months Ended December 31,					
	2021		2020		2019	
Rental revenue - fixed payments	$	**764,574**	$	692,753	$	645,759
Rental revenue - variable payments (1)		**261,089**		236,441		210,074
Rental and related revenue	$	**1,025,663**	$	929,194	$	855,833

(1) Primarily includes tenant recoveries for real estate taxes, insurance and CAM.

The future minimum rents due to us under non-cancelable operating leases are as follows (in thousands):

Year	December 31, 2021	
2022	$	784,537
2023		769,715
2024		705,620
2025		630,618
2026		546,431
Thereafter		2,299,185
	$	5,736,106

Lessee Accounting

As of December 31, 2021, our lease arrangements, where we are the lessee, primarily consisted of office and ground leases. For these lease arrangements, we recognized ROU assets and the corresponding lease liabilities representing the discounted value of future lease payments required. In determining these amounts, we elected an available practical expedient that allows us, as a lessee, to not separate lease and non-lease components. Expenses recognized on these leases for the year ended December 31, 2021 were not material.

Our operating leases primarily include all of our office leases and two ground leases. As of December 31, 2021, a $36.8 million ROU asset associated with operating leases was included within Other Escrow Deposits and Other Assets and a corresponding lease liability of $41.4 million was included in Other Liabilities on our Consolidated Balance Sheets. As of December 31, 2020, total ROU assets and liabilities for operating leases were $38.9 million and $42.9 million, respectively. The following table summarizes the future lease payments (in thousands) to be made under non-cancellable operating lease arrangements:

Year	December 31, 2021
2022	$ 4,617
2023	4,327
2024	3,433
2025	1,759
2026	1,644
Thereafter	81,487
Total undiscounted operating lease payments	$ 97,267
Less: imputed interest	55,904
Present value of operating lease payments	$ 41,363

The weighted average remaining lease term for our operating lease arrangements, on a combined basis as of December 31, 2021, was 34.3 years. The weighted average discount rate for our operating lease arrangements as of December 31, 2021 was 4.42%. As the discount rates implied in our operating lease arrangements were not readily determinable, we utilized our current credit ratings and credit yields observed from market traded securities with similar credit ratings to form a reasonable basis to establish secured borrowing rates when determining the present value of future operating lease payments.

Our finance leases include two long term ground leases. As of December 31, 2021, a $37.5 million ROU asset associated with finance leases was included within Other Escrow Deposits and Other Assets and a corresponding $39.2 million lease liability was included within Other Liabilities on our Consolidated Balance Sheets. As of December 31, 2020, total finance lease related ROU assets and liabilities were $19.2 million and $19.4 million, respectively. The future lease payments (in thousands) under our finance leases as of December 31, 2021 for five years and thereafter are as follows:

Year	December 31, 2021
2022	$ 1,414
2023	1,714
2024	1,731
2025	1,762
2026	1,787
Thereafter	127,532
Total undiscounted finance lease payments	$ 135,940
Less: imputed interest	96,746
Present value of finance lease payments	$ 39,194

The ground lease payment obligation for one ground lease is subject to an annual consumer price index increase limited within a minimum 2% and a maximum 3% increase. The contractual obligations for both leases included above assume the minimum annual increase for the remainder of the lease term since we cannot predict future adjustments. The weighted average remaining lease term for our finance lease arrangements, on a combined basis as of December 31, 2021 was 54.2 years. The weighted average discount rate for our finance lease arrangements as of December 31, 2021 was 5.12%. The lessors' implicit rates in the leases were readily determinable when the leases were commenced.

(4)   Restricted Cash

Restricted cash primarily consists of cash proceeds from dispositions but restricted only for qualifying like-kind exchange transactions and cash held in escrow related to acquisition and disposition holdbacks. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows (in thousands):

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 69,752	$ 6,309
Restricted cash held in escrow for like-kind exchange	—	47,682
Restricted cash included in other escrow deposits and other assets	33,412	13,232
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	$ 103,164	$ 67,223

Restricted cash held in escrow for like-kind exchange on the Consolidated Balance Sheets consists of cash received from property dispositions intended to be used for qualifying like-kind exchange transactions.

(5)   Acquisitions and Dispositions

Acquisitions and dispositions for the periods presented were completed in accordance with our strategy to reposition our investment concentration among the markets in which we operate and to increase our overall investment concentration in Coastal Tier 1 markets. Transaction costs related to asset acquisitions are capitalized.

Acquisitions

The following table summarizes our real estate acquisition activities for the years ended December 31 (dollars in thousands):

	2021	2020	2019
Buildings:			
Number of buildings	8	10	6
Cash paid at time of acquisition	$ 447,584	$ 383,672	$ 210,224
Land and other real estate assets:			
Acres of land	536	250	517
Cash paid at time of acquisition (1)	$ 700,632	$ 248,413	$ 388,202

(1) Includes the cash acquisition cost of other real estate investments totaling $163.7 million, $13.1 million and $160.4 million for the years ended December 31, 2021, 2020 and 2019, respectively. See Note 7 for information on other real estate investments.

During 2021, we acquired a container storage lot in Northern New Jersey for a combination of $64.0 million of cash and Limited Partner Units with a fair value of $11.6 million. This income producing acquisition is included as part of land and other real estate assets above and also included in the table below.

The following table summarizes amounts recognized for each major class of assets and liabilities (in thousands) for acquisitions of income producing properties during the years ended December 31:

	2021	2020	2019
Real estate assets	$ 570,820	$ 410,481	$ 205,390
Lease related intangible assets	11,796	14,460	11,716
Total acquired assets	$ 582,616	$ 424,941	$ 217,106
Secured debt	—	25,455	—
Below market lease liabilities	57,441	14,124	—

The leases in the acquired properties had a weighted average remaining life at acquisition of approximately 11.0 years, 6.4 years and 6.5 years during 2021, 2020 and 2019, respectively.

Distribution of Joint Venture Properties

As part of a plan of dissolution, we received a non-cash distribution of real estate assets from two 50%-owned unconsolidated joint ventures. These joint ventures distributed their ownership in two in-service properties and certain parcels of undeveloped land to our partner, who shares control with us over both joint ventures, while distributing their ownership interest in an in-service property, a property under construction and a parcel of undeveloped land to us. These distributions were based on values negotiated between us and our partner on an arms-length basis and we determined that these negotiated values represented the fair value of the assets at their highest and best use, as determined from the perspective of a market participant. Concurrent with these asset distributions, both we and our partner assumed and repaid all of the joint ventures' unsecured debt, with each party paying off an amount necessary for the value of the assets distributed, net of debt repayments, to be equal.

As the result of this dissolution transaction, we recognized a gain of $10.6 million (included in equity in earnings in the Consolidated Statements of Operations), which was related to the properties distributed to our partner. We did not recognize a gain to remeasure our existing ownership interest in the assets we received in distribution and we recognized such assets at a combined basis of $52.2 million in the Consolidated Balance Sheets (not included in the 2021 Acquisitions table above). We assumed and immediately repaid unsecured debt of the joint ventures totaling $40.2 million.

Fair Value Measurements

We determine the fair value of the individual components of income producing real estate asset acquisitions primarily through calculating the "as-if vacant" value of a building, using an income approach, which relies significantly upon internally determined assumptions. We have determined that these estimates primarily rely on Level 3 inputs, which are unobservable inputs based on our own assumptions. The most significant assumptions used in calculating the "as-if vacant" value for acquisition activity during 2021 and 2020, respectively, are as follows:

	2021		2020	
	Low	High	Low	High
Exit capitalization rate	3.50%	5.00%	3.98%	5.46%
Annual net rental rate per square foot on acquired buildings	$6.62	$17.16	$5.28	$18.11
Annual net rental rate per acre on acquired ground lease	$182,136	$182,136	$—	$—

The estimate of the portion of the "as-if vacant" value that is allocated to the land underlying the acquired real estate relies on Level 3 inputs and is primarily determined by reference to recent comparable transactions.

Capitalized acquisition costs were insignificant and the fair value of net assets acquired from unrelated parties during the year ended December 31, 2021 was substantially the same as the cost of acquisition.

Dispositions

Dispositions of buildings (see Note 7 for the number of buildings sold in each year) and undeveloped land generated net cash proceeds of $1.07 billion, $336.3 million and $432.7 million in 2021, 2020 and 2019, respectively.

On July 22, 2021, we closed on the sale of 14 wholly-owned buildings and 15 acres of undeveloped land, for net cash proceeds of $286.3 million, which completed our previously announced exit from the St. Louis market. This sale did not represent a strategic shift in operations.

In addition, in July 2021 we entered into a 20%-owned unconsolidated joint venture with plans to contribute three tranches of properties for a total of nine properties. Pursuant to the terms of the joint venture, on July 27, 2021, we contributed to the joint venture the first tranche of three properties, which consisted of two buildings and one trailer storage lot in Chicago and Atlanta, for net cash proceeds of $115.7 million. On September 21, 2021, we contributed the second tranche of three properties, which consisted of two buildings and one trailer storage lot in Baltimore, to the joint venture for net cash proceeds of $172.9 million. The joint venture financed the acquisition of these properties with a combination of third party first mortgage loans and equity contributions from our partner. we received $41.1 million for our ownership share of proceeds from such third party first mortgage loans, which was included in capital distributions from unconsolidated joint ventures in the Consolidated Statements of Cash Flows for the year ended December 31, 2021. We closed on the contribution of the third tranche in January 2022 (see Note 14).

During 2020, we collected the remaining $110.0 million of principal on our outstanding notes receivable, which was related to the sale of our medical office portfolio during 2017.

In September 2019, we completed the sale of 18 non-strategic industrial properties for $217.5 million in proceeds and recorded a gain on sale of $146.3 million. These properties totaled 4.1 million square feet and were located in primarily Midwest markets.

All other dispositions were not individually material.

(6)   Investments in Unconsolidated Joint Ventures

Summarized Financial Information

As of December 31, 2021, we had equity interests in nine unconsolidated joint ventures that primarily own and operate rental properties.

Combined summarized financial information for the unconsolidated joint ventures at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, are as follows (in thousands):

	2021		2020		2019
Rental revenue	$	67,142	$	57,952	$	59,905
Gains on land and property sales - continuing operations	$	64,480	$	2,076	$	24,099
Net income	$	85,323	$	19,183	$	40,134
Equity in earnings of unconsolidated joint ventures	$	32,804	$	11,944	$	31,406
Land, buildings and tenant improvements, net	$	625,206	$	321,803	
Construction in progress		31,745		23,507	
Undeveloped land		3,326		23,653	
Other assets		106,521		79,842	
	$	766,798	$	448,805	
Indebtedness	$	286,430	$	155,539	
Other liabilities		45,580		31,946	
		332,010		187,485	
Owners' equity		434,788		261,320	
	$	766,798	$	448,805	
Investments in and advances to unconsolidated joint ventures (1)	$	168,336	$	131,898	

(1) Differences between the net investment in our unconsolidated joint ventures and our underlying equity in the net assets of the ventures are primarily a result of basis differences associated with the sales of properties to joint ventures in which we retained an ownership interest. These adjustments have resulted in an aggregate difference increasing our investments in unconsolidated joint ventures by $3.8 million and $2.7 million as of December 31, 2021 and 2020, respectively. Differences between historical cost basis and the basis reflected at the joint venture level (other than loans and impairments) are typically depreciated over the life of the related asset.

The scheduled principal payments of long term debt for the unconsolidated joint ventures, at our ratable ownership percentage, for each of the next five years and thereafter as of December 31, 2021 are as follows (in thousands):

Year	Future Repayments
2022	$ 121
2023	126
2024	2,525
2025	30,885
2026	47,341
Thereafter	—
	$ 80,998

During 2021, a 20% owned joint venture partially financed acquisitions of properties from us with third party mortgage loans and our proportional share of such borrowings was $41.5 million with maturity dates in 2026 (see Note 5). In January 2022, this unconsolidated joint venture financed an additional acquisition of assets from us with $34.0 million, at our proportional share, of third party mortgage loans that mature in 2025 (see Note 14).

(7)   Real Estate Assets, Discontinued Operations and Assets Held-for-Sale

Real Estate Assets

Real estate assets, excluding assets held-for-sale, consisted of the following (in thousands):

	December 31, 2021	December 31, 2020
Buildings and tenant improvements	$ 6,007,848	$ 5,812,004
Land and improvements	3,435,591	2,883,674
Other real estate investments (1)	172,637	49,477
Real estate assets	$ 9,616,076	$ 8,745,155

(1) Includes underutilized in-fill sites, which may have had buildings/structures on site when we acquired them, that are either (i) under lease to a third party and, after the lease ends, are expected to be redeveloped or will require significant capital expenditures before re-leasing; or (ii) industrial/logistics properties that we intend to re-lease after significant retrofitting and/or environmental remediation is completed. The leases on these assets are usually short term in nature.

Allocation of Noncontrolling Interests - General Partner

The following table illustrates the General Partner's share of the income attributable to common shareholders from continuing operations and discontinued operations, reduced by the allocation of income between continuing and discontinued operations to noncontrolling interests, for the years ended December 31, 2021, 2020 and 2019, respectively (in thousands):

	2021	2020	2019
Income from continuing operations attributable to common shareholders	$ 852,895	$ 299,805	$ 428,531
Income from discontinued operations attributable to common shareholders	—	110	441
Net income attributable to common shareholders	$ 852,895	$ 299,915	$ 428,972

Allocation of Noncontrolling Interests - Partnership

Substantially all of the income from discontinued operations for all periods presented in the Partnership's Consolidated Statements of Operations and Comprehensive Income is attributable to the common unitholders.

Assets Sold or Held-for-Sale

The following table illustrates the number of sold or held-for-sale properties:

	Held-for-Sale at December 31, 2021	Sold in 2021	Sold in 2020	Sold in 2019	Total
Properties sold or classified as held-for-sale	3	30	7	28	68

These held-for-sale properties were wholly-owned and leased by our largest tenant, which was the third tranche of assets to be contributed to a 20% owned unconsolidated joint venture (see Note 5). The contribution was closed in January 2022 (see Note 14).

At December 31, 2021, three in-service properties were classified as held-for-sale, but did not meet the criteria to be classified within discontinued operations. The following table illustrates aggregate balance sheet information for properties held-for-sale (in thousands):

	Held-for-Sale Properties Included in Continuing Operations	
	December 31, 2021	December 31, 2020
Land and improvements	$ **67,818**	$ 27,954
Buildings and tenant improvements	**102,867**	44,800
Accumulated depreciation	**(36,785)**	(5,976)
Deferred leasing and other costs, net	**5,392**	936
Other assets	**5,359**	232
Total assets held-for-sale	$ **144,651**	$ 67,946
Accrued expenses	$ **43**	$ 660
Other liabilities	**6,235**	7,080
Total liabilities held-for-sale	$ **6,278**	$ 7,740

(8) Indebtedness

All debt is issued directly or indirectly by the Partnership. The General Partner does not have any indebtedness, but does guarantee some of the unsecured debt of the Partnership.

Indebtedness at December 31, 2021 and 2020 consists of the following (in thousands):

	Maturity Date	Weighted Average Interest Rate 2021	Weighted Average Interest Rate 2020	**2021**	2020
Fixed rate secured debt	2025 to 2035	4.51 %	4.56 %	$ **58,422**	$ 62,817
Variable rate secured debt	2025	0.12 %	0.08 %	**1,300**	1,600
Unsecured debt	2024 to 2050	3.00 %	3.35 %	**3,675,000**	3,058,740
Unsecured line of credit	2026	— %	1.03 %	**—**	295,000
				$ **3,734,722**	$ 3,418,157
Less: Deferred financing costs				**45,440**	33,106
Total indebtedness as reported on consolidated balance sheets				$ **3,689,282**	$ 3,385,051

Secured Debt

At December 31, 2021, our secured debt was collateralized by rental properties with a carrying value of $158.9 million and by a letter of credit in the amount of $1.3 million.

The fair value of our fixed rate secured debt at December 31, 2021 was $60.0 million. Because our fixed rate secured debt is not actively traded in any marketplace, we utilized a discounted cash flow methodology to determine its fair value. Accordingly, we calculated fair value by applying an estimate of the current market rate to discount the debt's remaining contractual cash flows. Our estimate of a current market rate, which is the most significant input in the discounted cash flow calculation, is intended to replicate debt of similar maturity and loan-to-value relationship. The estimated market rates for all of our current fixed rate secured debt are between 2.40% and 2.90%, depending on the attributes of the specific loans. The current market rates we utilized were internally estimated; therefore, we have concluded that our determination of fair value for our fixed rate secured debt was primarily based upon Level 3 inputs.

In February 2020, a consolidated joint venture obtained an $18.4 million secured loan from a third party financial institution, with a fixed annual interest rate of 3.41% and a maturity date of March 1, 2035.

In September 2020, we assumed two secured loans in conjunction with a two-building asset acquisition. These assumed loans had a total face value of $21.5 million and fair value of $25.5 million. These assumed loans had a weighted average remaining term at acquisition of 11.8 years and carried a weighted average stated interest rate of 4.54%. The difference between the fair value and the face value of loans assumed in connection with the acquisition is recorded as a premium and amortized to interest expense over the life of the loans assumed. We used an estimated market interest rate of 2.50% in determining the fair values of these loans.

During 2020, we repaid one fixed rate secured loan, totaling $9.0 million, which had a stated interest rate of 5.61%.

Unsecured Debt

At December 31, 2021, all of our unsecured debt bore interest at fixed rates and primarily consisted of unsecured notes that are publicly traded. We utilized broker estimates in estimating the fair value of our fixed rate unsecured debt. The broker estimates took into account any recent trades within the same series of our fixed rate unsecured debt, comparisons to recent trades of other series of our fixed rate unsecured debt, trades of fixed rate unsecured debt from companies with profiles similar to ours, as well as overall economic conditions. We reviewed these broker estimates for reasonableness and accuracy, considering whether the estimates were based upon market participant assumptions within the principal and most advantageous market and whether any other observable inputs would be more accurate indicators of fair value than the broker estimates. We concluded that the broker estimates were representative of fair value. We have determined that our estimation of the fair value of our fixed rate unsecured debt was primarily based upon Level 3 inputs. The estimated trading values of our fixed rate unsecured debt, depending on the maturity and coupon rates, ranged from 95.00% to 125.00% of face value.

The indentures (and related supplemental indentures) governing our outstanding series of unsecured notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such financial covenants at December 31, 2021.

We took the following actions during 2021 and 2020 as they pertain to our unsecured indebtedness:

- In November 2021, the Partnership issued $500.0 million of senior unsecured notes that bear a stated interest rate of 2.25%, have an effective interest rate of 2.38% and mature on January 15, 2032. Proceeds from this unsecured notes offering will be allocated to finance or refinance eligible green projects.
- In August 2021, we redeemed $250.0 million of 3.63% senior unsecured notes due April 2023. We recognized a loss of $13.9 million in connection with the redemption of these notes including the prepayment premium and write-off of unamortized deferred financing costs.
- In June 2021, we redeemed $83.7 million of 3.88% senior unsecured notes due October 2022. In connection with the early repayment of these notes, we recognized a loss of $3.9 million, including the prepayment premium and the write-off of unamortized deferred financing costs.
- In January 2021, the Partnership issued $450.0 million of senior unsecured notes that bear a stated interest rate of 1.75%, have an effective interest rate of 1.83%, and mature on February 1, 2031. Proceeds from the unsecured notes offering were allocated to finance or refinance eligible green projects. In addition, in January 2021, the Partnership assumed and immediately repaid $40.2 million of unsecured debt related to the assets received as part of the dissolution of unconsolidated joint ventures (see Note 5).

- In June 2020, we issued $350.0 million of senior unsecured notes, which bear interest at a stated interest rate of 1.75%, have an effective interest rate of 1.85% and mature on July 1, 2030. Proceeds from the unsecured notes offering were primarily used to repurchase and cancel $216.3 million of 3.88% senior unsecured notes due 2022 pursuant to a tender offer completed by the Partnership in June 2020. In connection with the early cancellation of these notes, we recognized a loss of $15.1 million consisting of a repayment premium and the write-off of unamortized deferred financing costs.
- In February 2020, we issued $325.0 million of senior unsecured notes that bear interest at a stated interest rate of 3.05%, have an effective interest rate of 3.19%, and mature on March 1, 2050. Proceeds from the unsecured notes offering were primarily used to repay the $300.0 million of senior unsecured notes bearing a stated interest rate of 4.38% due 2022. In connection with the early redemption of these notes, we recognized a loss of $17.8 million consisting of a prepayment premium and the write-off of unamortized deferred financing costs.

Unsecured Line of Credit

Our unsecured line of credit at December 31, 2021 is described as follows (in thousands):

Description	Borrowing Capacity	Maturity Date	Outstanding Balance at December 31, 2021
Unsecured Line of Credit – Partnership	$ 1,200,000	March 31, 2025	$ —

In March 2021, the Partnership amended and restated its existing $1.20 billion unsecured line of credit, which was set to mature in January 2022 with with options to extend until January 30, 2023. The amended and restated line of credit bears interest at one-month LIBOR plus 0.775% with a reduction in borrowing costs if certain sustainability linked metrics are achieved each year. In addition, the amended and restated line of credit matures on March 31, 2025 with options to extend until March 31, 2026. Subject to certain conditions, the terms also include an option to increase the facility by up to an additional $800.0 million, for a total of up to $2.00 billion. This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line at rates that may be lower than the stated interest rate, subject to certain restrictions. The line of credit also allows automatic transition to an alternative rate of interest in the event that the one-month LIBOR ceases to publish and needs to be replaced. As a result of amending and restating the unsecured line of credit, we incurred $6.2 million of deferred financing costs through December 31, 2021.

This line of credit contains financial covenants that require us to meet certain financial ratios and defined levels of performance, including those related to fixed charge coverage, unsecured interest expense coverage and debt-to-asset value (with asset value being defined in the Partnership's unsecured line of credit agreement). At December 31, 2021, we were in compliance with all financial covenants under this line of credit.

We utilized a discounted cash flow methodology in order to estimate the fair value of outstanding borrowings on our unsecured line of credit. To the extent that credit spreads have changed since the origination of the line of credit, the net present value of the difference between future contractual interest payments and future interest payments based on our estimate of a current market rate would represent the difference between the book value and the fair value. This estimate of a current market rate is based upon the rate, considering current market conditions and our specific credit profile, at which we estimate we could obtain similar borrowings. As our credit spreads have not changed appreciably, we believe that the contractual interest rate and the current market rate on any outstanding borrowings on the line of credit are the same. The current market rate is internally estimated and therefore is primarily based upon a Level 3 input.

Changes in Fair Value

As all of our fair value debt disclosures relied primarily on Level 3 inputs, the following table summarizes the book value and changes in the fair value of our debt for the year ended December 31, 2021 (in thousands):

	Book Value at 12/31/2020	Book Value at 12/31/2021	Fair Value at 12/31/2020	Issuances and Assumptions	Payments/Payoffs	Adjustments to Fair Value	Fair Value at 12/31/2021
Fixed rate secured debt	$ 62,817	$ 58,422	$ 65,848	$ —	$ (4,113)	$ (1,746)	$ 59,989
Variable rate secured debt	1,600	1,300	1,600	—	(300)	—	1,300
Unsecured debt	3,058,740	3,675,000	3,387,913	990,226	(373,966)	(224,708)	3,779,465
Unsecured line of credit	295,000	—	295,000	—	(295,000)	—	—
Total	$ 3,418,157	$ 3,734,722	$ 3,750,361	$ 990,226	$ (673,379)	$ (226,454)	$ 3,840,754
Less: Deferred financing costs	33,106	45,440					
Total indebtedness as reported on the consolidated balance sheets	$ 3,385,051	$ 3,689,282					

Scheduled Maturities and Interest Paid

At December 31, 2021, the scheduled amortization and maturities of all indebtedness, excluding fair value adjustment, for the next five years and thereafter were as follows (in thousands):

Year	Amount
2022	$ 4,646
2023	4,893
2024	305,155
2025	5,102
2026	378,238
Thereafter	3,033,158
	$ 3,731,192

The amount of interest paid in 2021, 2020 and 2019 was $107.9 million, $104.6 million and $111.8 million, respectively. The amount of interest capitalized in 2021, 2020 and 2019 was $35.0 million, $24.3 million and $26.5 million, respectively.

(9)   Segment Reporting

Reportable Segments

As of December 31, 2021, we had two reportable operating segments, the first consisting of the ownership and rental of industrial real estate investments. We continue to increase our investments in quality industrial properties largely based on anticipated geographic trends in supply and demand for industrial buildings, as well as the real estate needs of our major tenants that operate on a national level. We treat our industrial properties as a single operating and reportable segment based on our method of internal reporting. Properties not included in this reportable segment, because they are not industrial properties and do not by themselves meet the quantitative thresholds for separate presentation as a reportable segment, are generally referred to as non-reportable Rental Operations. Our non-reportable Rental Operations primarily include our remaining office properties and medical office property at December 31, 2021. The operations of our industrial properties, as well as our non-reportable Rental Operations, are collectively referred to as "Rental Operations."

Our second reportable segment consists of various real estate services such as development, general contracting, construction management, property management, asset management, maintenance and leasing to third-party property customers, owners and joint ventures, and is collectively referred to as "Service Operations." The Service Operations segment is identified as one single operating segment because the lowest level of financial results reviewed by our chief operating decision maker are the results for the Service Operations segment in total. Further, our reportable segments are managed separately because each segment requires different operating strategies and management expertise.

Revenues by Reportable Segment

The following table shows the revenues for each of the reportable segments, as well as a reconciliation to consolidated revenues, for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	2021	2020	2019
Revenues			
Rental Operations:			
Industrial	$ **1,019,342**	$ 921,612	$ 848,806
Non-reportable Rental Operations	**5,506**	5,995	5,794
Service Operations	**80,260**	64,004	117,926
Total segment revenues	**1,105,108**	991,611	972,526
Other revenue	**815**	1,587	1,233
Consolidated revenue	$ **1,105,923**	$ 993,198	$ 973,759

Major Customer

The table below shows the revenues from a major customer from each of our reportable segments (in thousands):

	Twelve Months Ended December 31,		
	2021	2020	2019
Revenues			
Rental Operations - Industrial	$ **91,495**	$ 92,986	$ 63,805
Service Operations	**30,315**	32,771	45,177

We generated more than 10% of our total revenues from this customer for the year ended December 31, 2021. Revenues from Rental Operations related to leasing properties to this customer. Revenues from Service Operations for this customer pertained primarily to general contractor and fee based construction management services.

Supplemental Performance Measure

PNOI is the non-GAAP supplemental performance measure that we use to evaluate the performance of, and to allocate resources among, the real estate investments in the reportable and operating segments that comprise our Rental Operations. PNOI for our Rental Operations segments is comprised of rental revenues from continuing operations less rental expenses and real estate taxes from continuing operations, along with certain other adjusting items (collectively referred to as "Rental Operations revenues and expenses excluded from PNOI," as shown in the following table). Additionally, we do not allocate interest expense, depreciation expense and certain other non-property specific revenues and expenses (collectively referred to as "Non-Segment Items," as shown in the following table) to our individual operating segments.

We evaluate the performance of our Service Operations reportable segment using net income or loss, as allocated to that segment ("Earnings from Service Operations").The following table shows a reconciliation of our segment-level measures of profitability to consolidated income from continuing operations before income taxes, for the years ended December 31, 2021, 2020 and 2019 (in thousands and excluding discontinued operations):

	2021	2020	2019
PNOI			
Industrial	$ 706,956	$ 611,217	$ 550,399
Non-reportable Rental Operations	5,227	5,020	3,811
PNOI, excluding all sold properties	712,183	616,237	554,210
PNOI from sold properties included in continuing operations	24,834	49,574	63,911
PNOI, continuing operations	737,017	665,811	618,121
Earnings from Service Operations	12,142	6,028	6,360
Rental Operations revenues and expenses excluded from PNOI:			
Straight-line rental income and expense, net	32,081	25,865	21,197
Revenues related to lease buyouts	323	2,863	1,611
Amortization of lease concessions and above and below market rents	12,368	8,984	7,802
Intercompany rents and other adjusting items	(2,704)	(1,473)	1,012
Non-Segment Items:			
Equity in earnings of unconsolidated joint ventures	32,804	11,944	31,406
Interest expense	(84,843)	(93,442)	(89,756)
Depreciation and amortization expense	(362,148)	(353,013)	(327,223)
Gain on sale of properties	585,685	127,700	234,653
Impairment charges	—	(5,626)	—
Interest and other income, net	4,451	1,721	9,941
General and administrative expenses	(69,554)	(62,404)	(60,889)
Gain on land sales	12,917	10,458	7,445
Other operating expenses	(3,607)	(8,209)	(5,318)
Loss on extinguishment of debt	(17,901)	(32,900)	(6,320)
Gain on involuntary conversion	3,222	4,312	2,259
Non-incremental costs related to successful leases	(13,302)	(12,292)	(12,402)
Other non-segment revenues and expenses, net	1,216	1,210	986
Income from continuing operations before income taxes	$ 880,167	$ 297,537	$ 440,885

The most comparable GAAP measure to PNOI is income from continuing operations before income taxes. PNOI excludes expenses that materially impact our overall results of operations and, therefore, should not be considered as a substitute for income from continuing operations before income taxes or any other measures derived in accordance with GAAP. Furthermore, PNOI may not be comparable to other similarly titled measures of other companies.

Assets by Reportable Segment

The assets for each of the reportable segments at December 31, 2021 and 2020 were as follows (in thousands):

	December 31, 2021	December 31, 2020
Assets		
Rental Operations:		
Industrial	$ 9,887,635	$ 8,709,960
Non-reportable Rental Operations	33,702	35,292
Service Operations	182,979	160,194
Total segment assets	10,104,316	8,905,446
Non-segment assets	341,339	205,948
Consolidated assets	$ 10,445,655	$ 9,111,394

In addition to revenues and PNOI, we also review our second generation capital expenditures in measuring the performance of our individual Rental Operations segments. We review these expenditures to determine the costs associated with re-leasing vacant space and maintaining the condition of our properties. Our second generation capital expenditures are included within "second generation tenant improvements, leasing costs and building improvements" in our consolidated statements of Cash Flows and are primarily attributable to the industrial segment for the years ended December 31, 2021, 2020 and 2019.

(10)   Employee Benefit Plans

We maintain a 401(k) plan for our eligible employees. We make matching contributions of 50% of the employee salary deferral contributions up to 6% of eligible compensation and may also make annual discretionary contributions. A discretionary contribution was declared at the end of 2021, 2020 and 2019. The total expense recognized for this plan was $2.6 million, $2.2 million and $2.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Effective January 1, 2022, we have increased the matching contribution of 50% of employee salary deferral contributions to up to 10% of employees' eligible compensation.

(11)   Shareholders' Equity of the General Partner and Partners' Capital of the Partnership

General Partner

The General Partner has an at the market ("ATM") equity program that allows it to issue and sell its common shares through sales agents from time to time. Actual sales under the ATM equity program depend on a variety of factors to be determined by the General Partner, including, among others, market conditions, the trading price of the General Partner's common stock, determinations by the General Partner of the appropriate sources of funding and potential uses of funding available.

In February 2021, the General Partner terminated its previous equity distribution agreement for the ATM equity program and entered into a new equity distribution agreement pursuant to which the General Partner may sell from time to time up to an aggregate offering price of $400.0 million of its common stock through sales agents or forward sellers. No forward sales were executed in 2021 and substantially all of the capacity of this ATM program was utilized as of December 31, 2021.

During 2021, the General Partner issued 8.2 million common shares pursuant to its ATM equity programs, generating gross proceeds of $408.3 million and, after deducting commissions and other costs, net proceeds of $403.6 million. The proceeds from these offerings were contributed to the Partnership and used to fund development activities.

During 2020, the General Partner issued 4.6 million common shares pursuant to its ATM equity programs, generating gross proceeds of $177.1 million and, after deducting commissions and other costs, net proceeds of $175.0 million. The proceeds from these offerings were contributed to the Partnership and used to fund development activities.

During 2019, the General Partner issued 8.0 million common shares pursuant to its ATM equity program, generating gross proceeds of approximately $266.3 million and, after deducting commissions and other costs, net proceeds of approximately $263.3 million. The proceeds from these offerings were contributed to the Partnership and used to fund development activities.

Partnership

For each common share or preferred share that the General Partner issues, the Partnership issues a corresponding General Partner Unit or Preferred Unit, as applicable, to the General Partner in exchange for the contribution of the proceeds from the stock issuance. Similarly, when the General Partner redeems or repurchases common shares or preferred shares, the Partnership redeems the corresponding General Partner Units or Preferred Units held by the General Partner at the same price.

(12) **Stock Based Compensation**

We are authorized to issue up to 9.7 million shares of the General Partner's common stock under our stock-based employee and non-employee compensation plans. Executive officers may elect to receive Long-Term Incentive Plan Units ("LTIP Units"), which represent an interest in the Partnership, in lieu of stock based compensation awards denominated in the General Partner's common stock.

Restricted Stock Units ("RSUs")

Under our 2015 Long-Term Incentive Plan, which was approved by the General Partner's shareholders in April 2015, and our 2015 Non-Employee Directors Compensation Plan (collectively, the "Compensation Plans"), RSUs may be granted to non-employee directors, executive officers and selected employees. An RSU is economically equivalent to a share of the General Partner's common stock, and RSUs are valued based on the market price of the General Partner's common stock on the date of the award. Amounts disclosed below include both RSUs and any elected LTIP Units, which have the same vesting schedule as RSUs.

RSUs granted to employees from 2015 to 2021 vest ratably in most cases over a three-year period and are payable in shares of our common stock with a new share of such common stock issued upon each RSU's vesting. RSUs granted to existing non-employee directors vest 100% over one year and have contractual lives of one year.

To the extent that a recipient of an RSU grant is not determined to be retirement eligible, as defined by the Compensation Plans, we recognize expense on a straight-line basis over the vesting period. Expense is recognized immediately at the date of grant to the extent a recipient is retirement eligible and expense is accelerated to the extent that a participant will become retirement eligible prior to the end of the contractual life of granted RSUs.

The following table summarizes transactions for our unvested RSUs, excluding dividend equivalents, for 2021:

Restricted Stock Units	Number of RSUs	Weighted Average Grant-Date Fair Value
December 31, 2020	678,803	$32.98
Granted in 2021	322,227	$42.15
Vested in 2021	(368,428)	$31.66
Forfeited in 2021	(41,760)	$37.47
December 31, 2021	590,842	$38.49

Compensation cost recognized for RSUs totaled $12.5 million, $12.1 million and $11.0 million for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, there was $6.3 million of total unrecognized compensation expense related to nonvested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years.

The total intrinsic value (which is equal to the value of a share of the General Partner's common stock on the date of vesting) of RSUs vested during the years ended December 31, 2021, 2020 and 2019 was $11.7 million, $15.4 million and $17.7 million, respectively.

The weighted average grant-date fair value of RSUs granted during 2020 and 2019 was $37.28 and $29.98, respectively.

The weighted average grant-date fair value of nonvested RSUs as of December 31, 2019 was $27.73.

Performance-Based Awards

A portion of the annual stock-based compensation awards granted to our executive officers annually include performance conditions, measured over a three-year performance period, based on pre-established goals for growth in a defined adjusted funds from operations ("AFFO") metric. These performance-based awards disclosed below include awards denominated in both common shares of the General Partner or LTIP Units. The total number of instruments issued at the end of each performance period may be earned in a range from 0% to 200% of the target value of the award depending on our AFFO performance relative to the pre-established goals.

To the extent that a recipient of these performance-based awards is not determined to be retirement eligible, as defined by the Compensation Plans, we recognize expense on a straight-line basis over the performance period based on the most likely payout percentage at each reporting period for each grant to the extent that a payout is determined to be probable. Expense is recognized immediately at the date of grant, based on the most likely payout percentage to the extent that a payout is determined to be probable, when a recipient is retirement eligible, and expense is accelerated to the extent that a participant will become retirement eligible prior to the end of the performance period of an award.

Details on the unvested amounts of these annual grants by performance period are as follows:

Performance-Based Awards	Unvested Awards Outstanding	Unvested Weighted Average Grant Date Fair Value
Unvested awards at December 31, 2020	207,712	$33.58
Above target performance adjustment	105,416	$29.98
Vested in 2021	(210,832)	$29.98
Granted in 2021	97,527	$42.07
Unvested awards at December 31, 2021	199,823	$39.62

A summary of vested performance-based awards that are denominated in LTIP units is as follows:

	Vested LTIP Awards Outstanding
Vested Awards at December 31, 2020	322,569
Vested in 2021	148,518
Completed holding period in 2021	(142,324)
Vested Awards at December 31, 2021	328,763

Compensation cost recognized for these performance-based awards totaled $8.5 million, $7.8 million and $6.2 million for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, there was $760,000 of total unrecognized compensation expense related to nonvested performance-based awards, which is expected to be recognized over a weighted average period of 1.5 years.

The weighted average grant-date fair value, per instrument, for these performance-based awards granted during 2020 and 2019 was $37.29 and $29.98.

The weighted average grant-date fair value of these nonvested performance-based awards as of December 31, 2019 was $27.50.

(13) Commitments and Contingencies

Legal

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions is not expected to materially affect our consolidated financial statements or results of operations.

Environmental

We generally perform environmental site assessments at properties we are considering acquiring. The properties, particularly land parcels, we acquire may have been subject to adverse environmental conditions as a result of previous owners' operations, which require remediation prior to development of land by the applicable environmental laws or regulations.

At the time of acquisition, we establish a liability for the costs associated with environmental remediation when such obligation has been incurred and can be reasonably estimated. Subsequently we adjust the liability as appropriate when additional information becomes available. We record such environmental liabilities in other liabilities on the Consolidated Balance Sheets. We purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. As of December 31, 2021, we are not aware of any environmental liabilities that would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Off-Balance Sheet Liabilities

The Partnership has guaranteed the repayment of $18.5 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We may be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

The Partnership also has guaranteed the repayment of a loan associated with one of our unconsolidated joint ventures. At December 31, 2021, the maximum guarantee exposure for the loan was approximately $4.8 million.

(14) Subsequent Events

Declaration of Dividends/Distributions

The General Partner's board of directors declared the following dividends/distributions at its regularly scheduled board meeting held on January 26, 2022:

Class of stock/units	Quarterly Amount per Share or Unit	Record Date	Payment Date
Common	$ 0.28	February 16, 2022	February 28, 2022

Property Dispositions

In January 2022, we contributed three buildings to an unconsolidated joint venture. The joint venture financed the acquisition of these properties with a combination of third party first mortgage loans and equity contributions from our partner and we received approximately $289.7 million of net cash proceeds, including our share of the proceeds from the joint venture's first mortgage loans.

Debt Extinguishment

On January 14, 2022, we provided notice of redemption to the holders of our $300.0 million of 3.75% unsecured notes, which are scheduled to mature in December 2024. This redemption occurred on February 13, 2022 and resulted in a loss on debt extinguishment of approximately $22.0 million, which is comprised of the prepayment premium and the write-off of unamortized deferred financing costs.

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Atlanta, Georgia											
Airport Distribution 3781	Industrial	—	4,064	11,383	320	4,064	11,703	15,767	3,683	2002	2014
Aurora, Illinois											
Meridian Business 880	Industrial	—	963	4,625	1,467	963	6,092	7,055	3,376	2000	2000
4220 Meridian Parkway	Industrial	—	970	3,512	102	970	3,614	4,584	1,544	2004	2004
Butterfield 2805	Industrial	—	9,185	10,795	5,847	9,272	16,555	25,827	11,623	2008	2008
Butterfield 4000	Industrial	—	3,132	12,639	70	3,132	12,709	15,841	3,870	2016	2016
Butterfield 2850	Industrial	—	11,317	18,305	130	11,317	18,435	29,752	6,561	2016	2016
Butterfield 4200	Industrial	—	5,777	13,108	68	5,967	12,986	18,953	3,493	2016	2016
Austell, Georgia											
Hartman Business 7545	Industrial	—	2,640	21,471	20	2,640	21,491	24,131	8,725	2008	2012
240 The Bluffs	Industrial	—	6,138	15,447	3,086	6,138	18,533	24,671	2,314	2018	2018
Avenel, New Jersey											
Paddock 1	Industrial	—	20,861	15,408	91	20,861	15,499	36,360	1,644	2020	2020
Baltimore, Maryland											
Chesapeake Commerce 5901	Industrial	—	3,345	1,355	3,855	3,365	5,190	8,555	3,834	2008	2008
Chesapeake Commerce 5003	Industrial	—	6,488	7,087	5,767	6,546	12,796	19,342	6,739	2008	2008
Chesapeake Commerce 1500	Industrial	—	8,289	10,109	108	8,333	10,173	18,506	4,326	2016	2016
Chesapeake Commerce 5900	Industrial	—	5,567	6,100	876	5,567	6,976	12,543	2,373	2017	2017
Chesapeake Commerce 6000	Industrial	—	2,418	10,369	362	2,418	10,731	13,149	835	2020	2020
Batavia, Ohio											
S Afton Industrial Park 3001	Industrial	—	5,729	20,717	—	5,729	20,717	26,446	2,881	2019	2019
Bloomingdale, Georgia											
Morgan Business Center 400	Industrial	—	18,385	44,455	539	18,385	44,994	63,379	9,004	2017	2017
Bolingbrook, Illinois											
250 East Old Chicago Road	Industrial	—	1,229	4,038	253	1,229	4,291	5,520	1,723	2005	2005
Crossroads 2	Industrial	—	1,134	5,434	1,407	1,134	6,841	7,975	2,375	1998	2010
Crossroads 375	Industrial	—	1,064	4,371	497	1,064	4,868	5,932	1,848	2000	2010
Crossroads Parkway 370	Industrial	—	2,409	4,236	912	2,409	5,148	7,557	2,383	1989	2011
Crossroads Parkway 605	Industrial	—	3,656	7,587	3,550	3,656	11,137	14,793	3,970	1998	2011
Crossroads Parkway 335	Industrial	—	2,574	8,342	1,032	2,574	9,374	11,948	3,533	1997	2012

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Boynton Beach, Florida											
Gateway Center 1103	Industrial	—	3,701	5,300	1,712	3,702	7,011	10,713	2,920	2002	2010
Gateway Center 3602	Industrial	—	1,738	4,584	265	1,739	4,848	6,587	1,789	2002	2010
Gateway Center 3402	Industrial	—	2,063	3,218	471	2,064	3,688	5,752	1,485	2002	2010
Gateway Center 2055	Industrial	—	1,560	2,583	175	1,560	2,758	4,318	1,036	2000	2010
Gateway Center 2045	Industrial	—	1,073	1,541	835	1,073	2,376	3,449	922	2000	2010
Gateway Center 2035	Industrial	—	1,073	1,304	699	1,073	2,003	3,076	772	2000	2010
Gateway Center 2025	Industrial	—	1,560	2,658	145	1,560	2,803	4,363	1,048	2000	2010
Gateway Center 1926	Industrial	—	4,143	9,900	1,458	4,144	11,357	15,501	4,653	2004	2010
Braselton, Georgia											
Braselton Business 920	Industrial	—	1,365	7,713	4,921	1,529	12,470	13,999	7,001	2001	2001
625 Braselton Pkwy	Industrial	—	4,355	21,010	5,726	5,417	25,674	31,091	11,360	2006	2005
1350 Braselton Parkway	Industrial	—	8,227	8,856	2,158	8,227	11,014	19,241	8,839	2008	2008
Brentwood, Tennessee											
Brentwood South Business 7104	Industrial	—	1,065	4,410	2,084	1,065	6,494	7,559	3,469	1987	1999
Brentwood South Business 7106	Industrial	—	1,065	1,844	1,974	1,065	3,818	4,883	2,100	1987	1999
Brentwood South Business 7108	Industrial	—	848	3,233	1,392	848	4,625	5,473	2,650	1989	1999
Brooklyn Park, Minnesota											
7300 Northland Drive	Industrial	—	700	5,289	862	703	6,148	6,851	3,398	1999	1998
Crosstown North 9201	Industrial	—	835	4,433	1,501	1,121	5,648	6,769	3,168	1998	1999
Crosstown North 8400	Industrial	—	2,079	4,926	3,044	2,233	7,816	10,049	4,003	1999	1999
Crosstown North 9100	Industrial	—	1,079	3,743	999	1,166	4,655	5,821	2,591	2000	2000
Crosstown North 9200	Industrial	—	1,222	2,674	2,690	1,256	5,330	6,586	2,262	2005	2005
Crosstown North 7601	Industrial	—	2,998	7,472	885	2,998	8,357	11,355	3,366	2005	2005
Buena Park, California											
6280 Artesia Boulevard	Industrial	—	28,582	5,010	871	28,582	5,881	34,463	1,253	2005	2017
Carol Stream, Illinois											
Carol Stream 815	Industrial	—	3,037	11,210	1,849	3,037	13,059	16,096	6,008	2004	2003
Carol Stream 640	Industrial	—	876	3,200	495	876	3,695	4,571	1,534	1999	2010
Carol Stream 370	Industrial	—	1,319	5,960	1,053	1,332	7,000	8,332	2,561	2002	2010
250 Kehoe Boulevard	Industrial	—	1,715	7,552	136	1,715	7,688	9,403	2,843	2008	2011
Carol Stream 720	Industrial	—	3,362	17,759	1,020	4,083	18,058	22,141	6,592	1999	2011

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings		Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Carson, California											
20915 S Wilmington Ave	Industrial	—	24,350	7,934	545	24,350	8,479	32,829	346	1996	2020
Carteret, New Jersey											
900 Federal Blvd.	Industrial	—	2,088	24,712	36	2,088	24,748	26,836	4,503	2017	2017
Chino, California											
13799 Monte Vista	Industrial	—	14,046	8,236	2,252	14,046	10,488	24,534	6,983	2013	2013
Cincinnati, Ohio											
Kenwood Commons 8230	Office	663	638	35	2,460	638	2,495	3,133	769	1986	1993
Kenwood Commons 8280	Office	637	638	275	2,059	638	2,334	2,972	1,241	1986	1993
World Park 5389	Industrial	—	963	5,550	1,464	963	7,014	7,977	2,616	1994	2010
World Park 5232	Industrial	—	1,078	5,074	818	1,077	5,893	6,970	2,139	1997	2010
World Park 5399	Industrial	—	739	5,251	896	740	6,146	6,886	2,605	1998	2010
World Park 5265	Industrial	—	2,118	11,569	4,480	2,118	16,049	18,167	5,889	2015	2010
City of Industry, California											
825 Ajax Ave	Industrial	—	38,930	27,627	8,133	38,930	35,760	74,690	6,546	2017	2017
14508 Nelson Ave	Industrial	—	26,162	25,210	950	26,162	26,160	52,322	1,147	2010	2020
College Park, Georgia											
2929 Roosevelt Highway	Industrial	—	9,419	17,205	65	9,419	17,270	26,689	1,696	2020	2020
College Station, Texas											
Baylor College Station MOB	Medical Office	—	5,551	33,770	5,293	5,551	39,063	44,614	17,731	2013	2013
Columbus, Ohio											
RGLP Intermodal North 9224	Industrial	—	1,550	19,873	985	1,550	20,858	22,408	4,100	2016	2016
RGLP Intermodal S 9799	Industrial	—	13,065	44,159	239	13,065	44,398	57,463	6,695	2018	2018
Coppell, Texas											
Freeport X	Industrial	—	2,145	12,784	3,624	2,145	16,408	18,553	7,325	2004	2004
Point West 400	Industrial	—	10,181	12,803	9,041	10,475	21,550	32,025	14,092	2008	2008
Point West 240	Industrial	—	6,785	11,700	6,299	7,519	17,265	24,784	10,965	2008	2008
Point West 120	Industrial	—	3,267	8,695	147	3,267	8,842	12,109	4,058	2015	2015
Corona, California											
1283 Sherborn Street	Industrial	—	7,231	13,575	428	7,231	14,003	21,234	4,690	2005	2011
Cranbury, New Jersey											
311 Half Acre Road	Industrial	—	6,600	14,106	317	6,600	14,423	21,023	4,886	2004	2013
315 Half Acre Road	Industrial	—	14,100	29,188	6,998	14,100	36,186	50,286	10,481	2004	2013

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Cypress, California											
6450 Katella Ave	Industrial	—	85,984	2,517	—	85,984	2,517	88,501	204	2021	2021
Davenport, Florida											
Park 27 Distribution 210	Industrial	—	1,143	5,052	600	1,198	5,597	6,795	2,698	2003	2003
Park 27 Distribution 220	Industrial	—	4,374	5,066	5,850	4,502	10,788	15,290	6,664	2007	2007
Davie, Florida											
Westport Business Park 2555	Industrial	—	1,040	951	69	1,040	1,020	2,060	366	1991	2011
Westport Business Park 2501	Industrial	—	943	629	239	943	868	1,811	401	1991	2011
Westport Business Park 2525	Industrial	—	2,048	5,774	1,472	2,048	7,246	9,294	2,725	1991	2011
Deer Park, Texas											
801 Seaco Court	Industrial	—	2,331	4,673	627	2,331	5,300	7,631	2,240	2006	2012
Des Moines, Washington											
21202 24th Ave South	Industrial	—	18,720	36,496	43	18,720	36,539	55,259	4,946	2018	2018
21402 24th Ave South	Industrial	—	18,970	31,048	1,176	18,970	32,224	51,194	4,140	2018	2018
Duluth, Georgia											
Sugarloaf 2775	Industrial	—	560	4,298	1,185	560	5,483	6,043	2,989	1997	1999
Sugarloaf 3079	Industrial	—	776	4,536	3,482	776	8,018	8,794	4,260	1998	1999
Sugarloaf 2855	Industrial	—	765	2,618	1,906	765	4,524	5,289	2,301	1999	1999
Sugarloaf 6655	Industrial	—	1,651	6,804	879	1,651	7,683	9,334	3,591	1998	2001
2625 Pinemeadow Court	Industrial	—	732	3,096	889	732	3,985	4,717	1,389	1994	2010
2660 Pinemeadow Court	Industrial	—	459	1,670	118	459	1,788	2,247	699	1996	2010
2450 Satellite Boulevard	Industrial	—	473	1,730	414	473	2,144	2,617	886	1994	2010
DuPont, Washington											
2700 Center Drive	Industrial	—	34,413	37,943	520	34,582	38,294	72,876	16,473	2013	2013
2800 Center Drive	Industrial	—	21,025	48,060	1,794	21,025	49,854	70,879	2,420	2020	2020
2900 Center Drive	Industrial	—	34,692	71,066	34	34,692	71,100	105,792	3,872	2020	2020
2980 Center Drive	Industrial	—	15,956	17,527	(63)	15,956	17,464	33,420	861	1996	2020
Center Drive trailer lot	Grounds	—	3,252	—	1	3,253	—	3,253	80	n/a	2020
Durham, North Carolina											
Centerpoint Raleigh 1805	Industrial	—	3,574	10,339	5,260	3,574	15,599	19,173	6,791	2000	2011
Centerpoint Raleigh 1757	Industrial	—	2,607	8,722	125	2,607	8,847	11,454	2,990	2007	2011
Eagan, Minnesota											
Apollo 920	Industrial	—	866	3,234	2,036	895	5,241	6,136	3,178	1997	1997
Apollo 940	Industrial	—	474	2,092	784	474	2,876	3,350	1,624	2000	2000
Apollo 950	Industrial	—	1,432	5,988	127	1,432	6,115	7,547	3,333	2000	2000
2015 Silver Bell Road	Industrial	—	1,740	4,180	2,997	1,740	7,177	8,917	4,135	1999	1999

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Trapp 1279	Industrial	—	671	3,441	1,054	691	4,475	5,166	2,494	1996	1998
Trapp 1245	Industrial	—	1,250	5,424	1,784	1,250	7,208	8,458	4,048	1998	1998
East Point, Georgia											
Camp Creek 2400	Industrial	—	296	627	2,267	300	2,890	3,190	1,517	1988	2001
Camp Creek 2600	Industrial	—	364	824	1,702	368	2,522	2,890	1,416	1990	2001
Camp Creek 3201	Industrial	—	1,937	7,426	2,901	1,937	10,327	12,264	4,610	2004	2004
Camp Creek 3900	Industrial	—	287	2,919	2,191	286	5,111	5,397	2,487	2005	2005
Camp Creek 3909	Industrial	—	2,403	1,309	18,177	3,583	18,306	21,889	6,660	2014	2006
Camp Creek 3000	Industrial	—	1,163	1,020	1,450	1,258	2,375	3,633	1,942	2007	2007
Camp Creek 4800	Industrial	—	2,476	3,906	2,380	2,740	6,022	8,762	3,944	2008	2008
Camp Creek 4100	Industrial	—	3,130	9,115	553	3,327	9,471	12,798	4,292	2013	2013
Camp Creek 3700	Industrial	—	1,878	3,016	100	1,883	3,111	4,994	1,526	2014	2014
Camp Creek 4909	Industrial	—	7,807	14,321	3,826	7,851	18,103	25,954	6,534	2016	2016
Camp Creek 3707	Industrial	—	7,282	20,538	3	7,282	20,541	27,823	7,128	2017	2017
Camp Creek 4505	Industrial	—	4,505	9,697	3,708	4,505	13,405	17,910	2,991	2017	2017
Camp Creek 4900	Industrial	—	3,244	7,758	778	3,244	8,536	11,780	1,359	2019	2019
Camp Creek 4850	Industrial	—	5,428	7,169	197	5,428	7,366	12,794	911	2020	2020
1000 Logistics Way	Industrial	—	10,599	41,030	—	10,599	41,030	51,629	1,709	2021	2021
Camp Creek 6200	Industrial	—	5,609	15,301	—	5,609	15,301	20,910	177	2021	2021
2000 Centre Court	Industrial	—	3,938	10,297	—	3,938	10,297	14,235	43	2021	2021
East Rutherford, New Jersey											
66-96 East Union Avenue		—	18,043	3,954	—	18,043	3,954	21,997	186	1969	2021
Easton, Pennsylvania											
33 Logistics Park 1610	Industrial	—	24,752	55,500	1,982	24,896	57,338	82,234	19,386	2016	2016
33 Logistics Park 1611	Industrial	—	17,979	20,882	1,970	17,979	22,852	40,831	8,385	2017	2017
33 Logistics Park 1620	Industrial	—	29,786	33,023	1,352	29,791	34,370	64,161	7,449	2018	2018
Elk Grove Village, Illinois											
1717 Busse Road	Industrial	—	3,602	18,065	494	3,602	18,559	22,161	6,631	2004	2011
901 Chase Avenue	Industrial	—	10,405	8,961	39	10,405	9,000	19,405	1,101	2020	2020
Ellenwood, Georgia											
2529 Old Anvil Block	Industrial	—	4,664	9,265	446	4,664	9,711	14,375	4,133	2014	2014
Fairfield, Ohio											
Union Centre Industrial 6019	Industrial	—	5,635	6,576	2,534	5,635	9,110	14,745	6,111	2008	2008
Union Centre Industrial 5855	Industrial	—	3,009	15,387	2,063	3,009	17,450	20,459	4,745	2016	2016
Fairfield Logistics Ctr 7940	Industrial	—	4,679	8,237	2,180	4,689	10,407	15,096	1,889	2018	2018

-226-

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021					
Name	**Asset Type**	**Encumbrances**	**Land**	**Buildings**		**Land/ Land Imp**	**Bldgs/TI**	**Total (1)**	**Accum. Depr. (2)**	**Year Constructed/ Renovated**	**Year Acquired**
Flower Mound, Texas											
Lakeside Ranch 550	Industrial	—	4,619	19,299	488	4,619	19,787	24,406	6,730	2007	2011
Lakeside Ranch 1001	Industrial	—	5,662	23,061	2,317	5,662	25,378	31,040	3,724	2019	2019
Lakeside Ranch 350	Industrial	—	3,665	10,105	4,312	3,665	14,417	18,082	1,452	2019	2019
Fontana, California											
14970 Jurupa Ave	Grounds	—	17,306	—	—	17,306	—	17,306	1,158	n/a	2016
7953 Cherry Ave	Industrial	—	6,704	12,521	824	6,704	13,345	20,049	3,305	2017	2017
9988 Redwood Ave	Industrial	—	7,755	16,326	695	7,755	17,021	24,776	4,692	2016	2017
11250 Poplar Ave	Industrial	—	18,138	33,586	—	18,138	33,586	51,724	8,206	2016	2017
16171 Santa Ana Ave	Industrial	—	13,681	13,331	112	13,681	13,443	27,124	2,377	2018	2018
Fort Lauderdale, Florida											
Interstate 95 2200	Industrial	—	9,332	13,401	2,123	9,332	15,524	24,856	3,319	2017	2017
Interstate 95 2100	Industrial	—	10,948	18,681	—	10,948	18,681	29,629	3,513	2017	2017
Fort Worth, Texas											
Riverpark 3300	Industrial	—	1,673	10,633	856	1,674	11,488	13,162	5,016	2007	2011
Franklin, Tennessee											
Aspen Grove Business 277	Industrial	—	936	2,919	3,954	936	6,873	7,809	3,852	1996	1999
Aspen Grove Business 320	Industrial	—	1,151	5,824	1,628	1,151	7,452	8,603	4,065	1996	1999
Aspen Grove Business 305	Industrial	—	970	4,677	1,300	970	5,977	6,947	3,245	1998	1999
Aspen Grove Business 400	Industrial	—	492	1,677	1,218	492	2,895	3,387	1,298	2002	2002
Brentwood South Business 119	Industrial	—	569	1,063	1,625	569	2,688	3,257	1,485	1990	1999
Brentwood South Business 121	Industrial	—	445	1,563	614	445	2,177	2,622	1,124	1990	1999
Brentwood South Business 123	Industrial	—	489	962	1,347	489	2,309	2,798	1,391	1990	1999
Franklin Park, Illinois											
11501 West Irving Park Road	Industrial	—	3,900	2,702	1,835	3,900	4,537	8,437	2,321	2007	2007
Fremont, California											
48401 Fremont Blvd		—	33,621	19,407	—	33,621	19,407	53,028	708	2021	2021
Fullerton, California											
500 Burning Tree Rd	Industrial	—	7,336	4,435	42	7,336	4,477	11,813	1,269	1991	2018
700 Burning Tree Rd	Industrial	—	5,001	4,915	—	5,001	4,915	9,916	869	1991	2018
Garner, North Carolina											
Greenfield North 600	Industrial	—	519	2,448	536	520	2,983	3,503	1,224	2006	2011

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Greenfield North 700	Industrial	—	407	2,054	295	408	2,348	2,756	919	2007	2011
Greenfield North 800	Industrial	—	381	5,772	858	383	6,628	7,011	2,232	2004	2011
Greenfield North 900	Industrial	—	367	5,792	1,764	370	7,553	7,923	2,746	2007	2011
Greenfield North 1000	Industrial	—	1,897	6,026	96	1,979	6,040	8,019	2,323	2016	2016
Greenfield North 1001	Industrial	—	2,517	5,494	2,523	2,610	7,924	10,534	2,462	2017	2017
N. Greenfield Pkwy	Grounds	—	189	222	10	189	232	421	259	n/a	2015
Greenfield North 1100	Industrial	—	1,870	5,623	(1)	1,870	5,622	7,492	514	2020	2020
Greenfield North 1201	Industrial	—	3,462	6,867	3,292	3,462	10,159	13,621	967	2020	2020
Greenfield North 1300	Industrial	—	6,112	—	—	6,112	—	6,112	217	2021	2021
Geneva, Illinois											
1800 Averill Road	Industrial	—	3,189	11,582	7,640	4,778	17,633	22,411	6,317	2013	2011
Gibsonton, Florida											
Tampa Regional Ind Park 13111	Industrial	—	10,547	8,662	2,011	10,547	10,673	21,220	3,515	2017	2017
Tampa Regional Ind Park 13040	Industrial	—	13,184	13,475	2,987	13,184	16,462	29,646	3,468	2018	2018
Glendale Heights, Illinois											
990 North Avenue	Industrial	—	12,144	5,933	3,854	12,324	9,607	21,931	1,850	2018	2018
Grand Prairie, Texas											
Grand Lakes 4003	Industrial	—	3,206	9,124	14,038	4,361	22,007	26,368	6,487	2017	2006
Grand Lakes 3953	Industrial	—	11,853	11,851	13,674	11,853	25,525	37,378	16,448	2008	2008
1803 W. Pioneer Parkway	Industrial	—	3,158	15,389	97	3,158	15,486	18,644	5,203	2008	2011
Grand Lakes 4053	Industrial	—	2,468	6,599	1,242	2,468	7,841	10,309	1,656	2018	2018
Groveport, Ohio											
Groveport Commerce Center 6200	Industrial	—	1,049	5,123	2,816	1,049	7,939	8,988	4,685	1999	1999
Groveport Commerce Center 6300	Industrial	—	510	2,395	2,321	510	4,716	5,226	2,507	2000	2000
Groveport Commerce Center 6295	Industrial	—	435	5,435	2,160	435	7,595	8,030	3,983	2000	2000
Groveport Commerce Center 6405	Industrial	—	1,207	10,322	992	1,207	11,314	12,521	4,780	2005	2005
RGLP North 2842	Industrial	—	5,680	22,366	843	5,680	23,209	28,889	6,905	2008	2010
Hebron, Kentucky											
Hebron 2305	Industrial	—	3,789	10,797	18,591	3,789	29,388	33,177	20,695	2006	2006
Hebron 2285	Industrial	—	6,790	6,730	5,138	6,813	11,845	18,658	8,333	2007	2007
Skyport 2350	Industrial	—	898	5,777	1,423	1,428	6,670	8,098	2,415	1997	2010
Skyport 2250	Industrial	—	1,190	8,680	1,714	1,393	10,191	11,584	3,562	1999	2010
Skyport 2245	Industrial	—	1,714	8,305	1,167	1,714	9,472	11,186	3,637	2000	2010
Skyport 2265	Industrial	—	1,153	6,038	846	1,153	6,884	8,037	2,783	2006	2010
Southpark 1990	Industrial	—	366	7,701	2	366	7,703	8,069	1,373	2016	2016
Hialeah, Florida											
Countyline Corporate Park 3740	Industrial	—	18,934	11,560	45	18,934	11,605	30,539	3,331	2018	2018

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Countyline Corporate Park 3780	Industrial	—	21,445	22,144	166	21,445	22,310	43,755	4,379	2018	2018
Countyline Corporate Park 3760	Industrial	—	32,802	52,633	153	32,802	52,786	85,588	8,949	2018	2018
Countyline Corporate Park 3840	Industrial	—	15,906	14,953	266	15,906	15,219	31,125	3,202	2018	2018
Countyline Corporate Park 3850	Industrial	—	18,270	17,567	179	18,270	17,746	36,016	2,549	2019	2019
Countyline Corporate Park 3870	Industrial	—	17,605	17,068	91	17,605	17,159	34,764	2,408	2019	2019
Hialeah Gardens, Florida											
Miami Ind Logistics Ctr 15002	Industrial	—	10,671	14,071	1,828	10,671	15,899	26,570	4,130	2017	2017
Miami Ind Logistics Ctr 14802	Industrial	—	10,800	14,236	3,635	10,800	17,871	28,671	4,574	2017	2017
Miami Ind Logistics Ctr 10701	Industrial	—	13,048	17,204	2,366	13,048	19,570	32,618	5,432	2017	2017
Hopkins, Minnesota											
Cornerstone 401	Industrial	—	1,454	7,623	2,462	1,454	10,085	11,539	6,062	1996	1997
Houston, Texas											
Point North 8210	Industrial	—	3,125	2,178	2,293	3,125	4,471	7,596	3,373	2008	2008
Point North 8120	Industrial	—	4,210	2,108	4,616	4,581	6,353	10,934	3,266	2013	2013
Point North 8111	Industrial	—	3,957	15,093	642	3,957	15,735	19,692	5,631	2014	2014
Point North 8411	Industrial	—	5,333	6,946	1,271	5,333	8,217	13,550	3,246	2015	2015
Westland 8323	Industrial	—	4,183	2,574	3,675	4,417	6,015	10,432	4,591	2008	2008
Westland 13788	Industrial	—	3,246	8,338	989	3,246	9,327	12,573	5,314	2011	2011
Gateway Northwest 20710	Industrial	—	7,204	8,028	4,167	7,204	12,195	19,399	5,217	2014	2014
Gateway Northwest 20702	Industrial	—	2,981	3,122	1,173	2,981	4,295	7,276	1,896	2014	2014
Gateway Northwest 20502	Industrial	—	2,987	5,342	21	2,987	5,363	8,350	2,206	2016	2016
22008 N Berwick Drive	Industrial	—	2,981	4,949	905	2,981	5,854	8,835	1,611	2002	2015
Gateway Northwest 20510	Industrial	—	6,787	11,501	792	6,787	12,293	19,080	3,098	2018	2018
Point North 8221	Industrial	—	6,503	10,357	1,441	6,503	11,798	18,301	2,117	2019	2019
Huntley, Illinois											
14100 Weber Drive	Industrial	—	7,539	34,069	78	7,539	34,147	41,686	8,068	2015	2015
Hutchins, Texas											
801 Wintergreen Road	Industrial	—	2,288	9,115	1,482	2,288	10,597	12,885	3,926	2006	2006
Prime Pointe 1005	Industrial	—	5,865	19,420	59	5,865	19,479	25,344	5,340	2016	2016
Prime Pointe 1015	Industrial	—	8,356	16,319	2,257	8,170	18,762	26,932	3,704	2018	2018
Indianapolis, Indiana											
Park 100 5550	Industrial	—	1,171	12,611	678	1,424	13,036	14,460	8,704	1997	1995
Park 100 Bldg 121 Land Lease	Grounds	—	3	—	—	3	—	3	—	n/a	2003
West 79th St. Parking Lot LL	Grounds	—	164	—	—	164	—	164	—	n/a	2006
North Airport Park 7750	Industrial	—	1,620	4,279	810	1,620	5,089	6,709	2,168	1997	2010
Park 100 5010	Industrial	—	621	1,687	568	621	2,255	2,876	1,144	1984	2010
Park 100 5134	Industrial	—	578	1,904	299	578	2,203	2,781	867	1984	2010

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings		Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Park 100 5302	Industrial	—	384	998	325	384	1,323	1,707	604	1989	2010
Park 100 5303	Industrial	—	384	1,515	348	384	1,863	2,247	772	1989	2010
Park 100 7225	Industrial	—	1,037	13,332	998	1,037	14,330	15,367	5,667	1996	2010
Park 100 4925	Industrial	—	1,152	8,569	2,319	1,152	10,888	12,040	4,471	2000	2010
8711 North River Crossing Blvd	HQ/Core Portfolio	17,387	1,211	24,259	70	1,211	24,329	25,540	2,108	2020	2020
Katy, Texas											
3900 Peek Road	Industrial	—	8,584	14,385	4,645	8,584	19,030	27,614	1,351	2020	2020
Kent, Washington											
21214 66th Ave South	Industrial	—	3,813	9,767	—	3,813	9,767	13,580	662	2016	2020
Kutztown, Pennsylvania											
West Hills 9645	Industrial	—	15,340	47,981	623	15,340	48,604	63,944	16,192	2014	2014
West Hills 9677	Industrial	—	5,218	13,029	68	5,218	13,097	18,315	4,482	2015	2015
La Mirada, California											
16501 Trojan Way	Industrial	—	23,503	30,945	225	23,503	31,170	54,673	11,572	2002	2012
16301 Trojan Way	Industrial	—	39,645	22,164	45	39,645	22,209	61,854	3,615	2018	2018
Lancaster, Texas											
Lancaster 2820	Industrial	—	9,786	22,270	8	9,786	22,278	32,064	4,953	2018	2018
LaPorte, Texas											
Bayport Container Lot	Grounds	—	3,334	—	1,041	4,375	—	4,375	—	n/a	2010
Lathrop, California											
16825 Murphy Parkway	Industrial	—	10,121	20,959	—	10,121	20,959	31,080	—	2021	2021
Lawrenceville, Georgia											
175 Alcovy Industrial Road	Industrial	—	1,480	2,935	45	1,487	2,973	4,460	1,268	2004	2004
Lebanon, Indiana											
Lebanon Park 185	Industrial	—	177	8,664	1,554	177	10,218	10,395	6,116	2000	1997
Lebanon Park 322	Industrial	—	340	6,230	1,479	340	7,709	8,049	4,360	1999	1999
Lebanon Park 500	Industrial	—	816	10,741	2,471	815	13,213	14,028	5,821	2005	2005
Lebanon Park 210	Industrial	—	156	3,427	109	156	3,536	3,692	1,379	1996	2010
Lebanon Park 311	Industrial	—	349	7,604	767	350	8,370	8,720	3,380	1998	2010
Lebanon, Tennessee											
Park 840 West 14840	Industrial	—	2,367	8,449	4,907	2,367	13,356	15,723	4,897	2006	2006
Park 840 East 1009	Industrial	—	7,731	12,462	1,782	7,852	14,123	21,975	7,216	2013	2013
Linden, New Jersey											
Legacy Commerce Center 801	Industrial	—	22,134	23,645	2,198	22,134	25,843	47,977	6,905	2014	2014

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings		Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Legacy Commerce Center 301	Industrial	—	6,933	8,575	335	6,933	8,910	15,843	2,845	2015	2015
Legacy Commerce Center 901	Industrial	—	25,935	19,806	2,311	25,937	22,115	48,052	6,802	2016	2016
Lithia Springs, Georgia											
2601 Skyview Drive	Industrial	—	4,282	9,534	58	4,282	9,592	13,874	2,816	2016	2017
Lockport, Illinois											
Lockport 16328	Industrial	—	3,339	17,446	460	3,339	17,906	21,245	3,659	2016	2017
Lockport 16410	Industrial	—	2,677	16,117	285	2,677	16,402	19,079	3,249	2016	2017
Lockport 16508	Industrial	—	4,520	17,472	2,616	4,520	20,088	24,608	4,362	2017	2017
Lockbourne, Ohio											
Creekside 2120	Industrial	—	2,868	15,406	1,031	2,868	16,437	19,305	6,312	2008	2012
Creekside 4555	Industrial	—	1,947	11,453	294	1,947	11,747	13,694	4,339	2005	2012
Lodi, New Jersey											
65 Industrial Road	Industrial	—	20,063	899	40	20,063	939	21,002	106	1965	2020
Logan Township, New Jersey											
1130 Commerce Boulevard	Industrial	—	3,770	18,699	1,158	3,770	19,857	23,627	6,240	2002	2013
Long Beach, California											
3700 Cover Street	Industrial	—	7,280	6,954	—	7,280	6,954	14,234	3,464	2012	2013
189 W Victoria St	Industrial	—	16,905	2,373	—	16,905	2,373	19,278	—	1979	2021
Los Angeles, California											
13344 S Main Street	Industrial	—	39,678	23,978	—	39,678	23,978	63,656	403	2021	2021
Lynwood, California											
2700 East Imperial Highway	Industrial	—	15,230	17,865	56	15,230	17,921	33,151	6,338	1999	2011
11600 Alameda Street	Industrial	—	10,705	10,979	1,949	10,958	12,675	23,633	2,503	2017	2017
Manteca, California											
600 Spreckels Avenue	Industrial	—	4,851	18,985	416	4,851	19,401	24,252	7,117	1999	2012
Maple Grove, Minnesota											
Arbor Lakes 10500	Industrial	—	4,803	9,891	4,090	4,912	13,872	18,784	1,975	2018	2018
Arbor Lakes 10501	Industrial	—	5,363	17,713	85	5,363	17,798	23,161	2,727	2019	2019
Park 81 10750	Industrial	—	3,971	9,262	1	3,971	9,263	13,234	1,143	2019	2019
McDonough, Georgia											
Liberty Distribution 120	Industrial	—	615	8,117	733	615	8,850	9,465	4,925	1997	1999
Liberty Distribution 250	Industrial	—	2,273	10,910	7,946	3,416	17,713	21,129	8,521	2001	2001

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings		Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Mechanicsburg, Pennsylvania											
500 Independence Avenue	Industrial	—	4,494	15,007	883	4,499	15,885	20,384	5,099	2008	2013
Medley, Florida											
Miami 27 Business Park 10300	Industrial	—	34,758	16,913	—	34,758	16,913	51,671	298	2021	2021
Miami 27 Business Park 10310	Industrial	—	15,275	11,412	—	15,275	11,412	26,687	255	2021	2021
Melrose Park, Illinois											
1600 North 25th Avenue	Industrial	—	5,907	17,516	299	5,907	17,815	23,722	7,744	2000	2010
Miami, Florida											
9601 NW 112 Avenue	Industrial	—	11,626	14,651	8	11,626	14,659	26,285	5,599	2003	2013
Minooka, Illinois											
Midpoint Distribution 801	Industrial	—	6,282	30,802	627	6,282	31,429	37,711	9,838	2008	2013
Modesto, California											
1000 Oates Court	Industrial	—	10,115	16,944	428	10,115	17,372	27,487	8,440	2002	2012
Monroe Twp., New Jersey											
773 Cranbury South River Road	Industrial	—	3,001	36,527	199	3,001	36,726	39,727	7,609	2016	2017
Moreno Valley, California											
17791 Perris Boulevard	Industrial	—	67,806	74,531	38	67,806	74,569	142,375	14,331	2018	2017
15810 Heacock Street	Industrial	—	9,727	18,882	2,770	9,727	21,652	31,379	3,389	2017	2017
24975 Nandina Ave	Industrial	—	13,322	17,214	214	13,322	17,428	30,750	2,172	2019	2019
24960 San Michele	Industrial	—	8,336	13,699	—	8,336	13,699	22,035	2,430	2019	2019
Morgans Point, Texas											
Barbours Cut 1200	Industrial	—	889	7,140	90	889	7,230	8,119	2,661	2004	2010
Barbours Cut 1000	Industrial	—	868	7,311	168	868	7,479	8,347	2,756	2005	2010
Morrisville, North Carolina											
Perimeter Park 3000	Industrial	—	482	1,982	1,688	491	3,661	4,152	2,018	1989	1999
Perimeter Park 2900	Industrial	—	235	1,314	1,644	241	2,952	3,193	1,662	1990	1999
Perimeter Park 2800	Industrial	—	777	4,151	1,511	791	5,648	6,439	3,039	1992	1999
Perimeter Park 2700	Industrial	—	662	1,081	2,270	662	3,351	4,013	1,761	2001	2001
Woodlake 100	Industrial	—	633	3,183	2,080	1,132	4,764	5,896	2,824	1994	1999
Woodlake 101	Industrial	—	615	3,868	530	615	4,398	5,013	2,411	1997	1999
Woodlake 200	Industrial	—	357	3,688	932	357	4,620	4,977	2,539	1999	1999
Woodlake 501	Industrial	—	640	5,477	1,032	640	6,509	7,149	3,283	1999	1999
Woodlake 400	Industrial	—	390	1,055	443	390	1,498	1,888	685	2004	2004

-232-

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Name	Asset Type	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021			Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
			Land	Buildings		Land/ Land Imp	Bldgs/TI	Total (1)			
Myerstown, Pennsylvania											
Central Logistics Park 100	Industrial	—	16,936	29,564	83	16,936	29,647	46,583	2,742	2020	2020
Central Logistics Park 60	Industrial	—	16,058	26,546	—	16,058	26,546	42,604	807	2021	2021
Naperville, Illinois											
1835 W. Jefferson	Industrial	—	2,209	7,921	1,651	2,213	9,568	11,781	4,182	2005	2003
175 Ambassador Drive	Industrial	—	3,822	11,252	11	3,822	11,263	15,085	4,540	2006	2010
1860 West Jefferson	Industrial	—	7,016	35,581	1,113	7,016	36,694	43,710	16,272	2000	2012
Nashville, Tennessee											
Airpark East 800	Industrial	—	1,564	2,129	1,985	1,564	4,114	5,678	1,814	2002	2002
Nashville Business 3300	Industrial	—	936	4,773	1,914	936	6,687	7,623	3,822	1997	1999
Nashville Business 3438	Industrial	—	3,048	8,165	2,221	3,048	10,386	13,434	4,758	2005	2005
Four-Forty Business 700	Industrial	—	938	6,354	706	938	7,060	7,998	4,036	1997	1999
Four-Forty Business 684	Industrial	—	1,812	6,561	2,207	1,812	8,768	10,580	4,923	1998	1999
Four-Forty Business 782	Industrial	—	1,522	4,820	1,796	1,522	6,616	8,138	3,705	1997	1999
Four-Forty Business 784	Industrial	—	471	2,153	1,698	471	3,851	4,322	2,404	1999	1999
Four-Forty Business 701	Industrial	—	997	4,763	107	997	4,870	5,867	1,838	1996	2010
Newark, New Jersey											
429 Delancy Street	Industrial	—	60,393	85,359	959	60,486	86,225	146,711	8,090	2019	2019
740-768 Doremus Avenue	Grounds	—	106,552	—	—	106,552	—	106,552	—	n/a	2021
Northlake, Illinois											
Northlake Distribution 635	Industrial	—	5,721	9,008	1,574	5,721	10,582	16,303	4,991	2002	2002
Northlake Distribution 599	Industrial	—	2,823	5,685	3,400	2,823	9,085	11,908	2,988	2014	2006
200 Champion Way	Industrial	—	3,554	11,528	832	3,554	12,360	15,914	4,576	1997	2011
Oakland, California											
1905 Dennison Street	Industrial	15,063	12,118	20,518	2	12,118	20,520	32,638	1,131	1956	2020
955 Kennedy Street	Industrial	9,519	13,053	9,764	—	13,053	9,764	22,817	736	1966	2020
Ontario, California											
1656 Bon View	Industrial	—	9,551	250	—	9,551	250	9,801	23	1991	2021
2151 S Vintage Ave	Industrial	—	105,589	82,630	—	105,589	82,630	188,219	1,828	1991	2021
Orange, California											
210 W Baywood Ave	Industrial	—	5,066	4,515	1,816	5,066	6,331	11,397	1,049	1989	2018
Orlando, Florida											
2502 Lake Orange	Industrial	—	2,331	3,235	319	2,331	3,554	5,885	1,698	2003	2003

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Parksouth Distribution 2500	Industrial	—	565	4,360	1,714	570	6,069	6,639	3,287	1996	1999
Parksouth Distribution 2490	Industrial	—	493	4,170	654	498	4,819	5,317	2,764	1997	1999
Parksouth Distribution 2491	Industrial	—	593	3,150	1,963	597	5,109	5,706	2,719	1998	1999
Parksouth Distribution 9600	Industrial	—	649	4,111	1,128	653	5,235	5,888	3,091	1997	1999
Parksouth Distribution 9550	Industrial	—	1,030	4,207	3,521	1,035	7,723	8,758	3,813	1999	1999
Parksouth Distribution 2481	Industrial	—	725	2,245	1,567	730	3,807	4,537	2,142	2000	2000
Parksouth Distribution 9592	Industrial	—	623	1,646	99	623	1,745	2,368	845	2003	2003
Crossroads Business Park 301	Industrial	—	1,653	2,804	4,070	1,653	6,874	8,527	2,891	2006	2006
Crossroads Business Park 601	Industrial	—	2,701	3,571	2,059	2,701	5,630	8,331	3,244	2007	2007
7133 Municipal Drive	Industrial	—	5,817	6,820	29	5,817	6,849	12,666	1,296	2018	2018
Otsego, Minnesota											
Gateway North 6301	Industrial	—	1,543	6,515	6,009	2,783	11,284	14,067	2,828	2017	2015
Gateway North 6651	Industrial	—	3,667	16,249	129	3,748	16,297	20,045	4,548	2015	2015
Gateway North 6701	Industrial	—	3,266	10,996	237	3,374	11,125	14,499	3,219	2014	2014
Gateway North 6651	Grounds	—	1,521	—	—	1,521	—	1,521	536	n/a	2016
Pasadena, Texas											
Interport 13001	Industrial	—	5,715	30,961	781	5,655	31,802	37,457	10,451	2007	2013
Bayport 4035	Industrial	—	3,772	10,255	188	3,772	10,443	14,215	2,264	2008	2017
Bayport 4331	Industrial	—	7,638	30,213	125	7,638	30,338	37,976	6,970	2008	2017
Perris, California											
3500 Indian Avenue	Industrial	—	16,210	27,759	8,884	18,716	34,137	52,853	12,137	2015	2015
3300 Indian Avenue	Industrial	—	39,012	43,280	1,870	38,989	45,173	84,162	16,181	2017	2017
4323 Indian Ave	Industrial	—	20,525	30,125	470	20,525	30,595	51,120	4,644	2019	2019
4375 N Perris Blvd	Industrial	—	26,830	69,527	57	26,830	69,584	96,414	6,415	2020	2020
4501 Patterson Avenue	Industrial	—	28,211	49,869	2,621	28,211	52,490	80,701	5,042	2020	2020
728 W. Rider Street	Industrial	—	69,056	62,459	—	69,056	62,459	131,515	616	2021	2021
Piscataway, New Jersey											
141 Circle Drive North	Grounds	—	5,237	—	29	5,266	—	5,266	—	n/a	2020
150 Old New Brunswick Road	Industrial	—	52,134	45,883	—	52,134	45,883	98,017	1,090	2021	2021
600 Ridge Road	Industrial	—	102,080	63,847	—	102,080	63,847	165,927	114	2019	2021
Plymouth, Minnesota											
Waterford Innovation Center	Industrial	—	2,689	9,897	113	2,689	10,010	12,699	2,221	2017	2017
Pomona, California											
1589 E 9th St.	Industrial	—	7,386	14,745	652	7,386	15,397	22,783	3,552	2016	2017

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule III

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Name	Asset Type	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021			Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
			Land	Buildings		Land/ Land Imp	Bldgs/TI	Total (1)			
468 S Humane Way	Industrial	—	11,959	13,044	—	11,959	13,044	25,003	125	2017	2021
1941 Mission Blvd	Industrial	—	7,405	8,249	—	7,405	8,249	15,654	—	2017	2021
1943 Mission Blvd	Industrial	—	8,364	10,203	—	8,364	10,203	18,567	—	2017	2021
Perth Amboy, New Jersey											
ePort 960	Industrial	—	14,425	23,463	2,014	14,425	25,477	39,902	4,674	2017	2017
ePort 980	Industrial	—	43,778	87,019	273	43,778	87,292	131,070	15,950	2017	2017
ePort 1000	Industrial	—	19,726	41,229	1,040	19,726	42,269	61,995	7,244	2017	2017
Steel Run Logistics Ctr Bldg 1	Industrial	—	31,987	23,948	388	32,318	24,005	56,323	2,277	2020	2020
Steel Run Logistics Ctr Bldg 2	Industrial	—	73,056	68,473	4,145	73,974	71,700	145,674	4,412	2020	2020
Plainfield, Indiana											
Plainfield 1551	Industrial	—	1,097	7,772	10,831	1,097	18,603	19,700	8,380	2015	2000
Plainfield 1581	Industrial	—	1,094	7,279	2,506	1,094	9,785	10,879	5,013	2000	2000
Plainfield 2209	Industrial	—	2,016	8,717	2,639	2,016	11,356	13,372	5,334	2002	2002
Plainfield 1390	Industrial	—	998	5,817	986	998	6,803	7,801	2,887	2004	2004
Plainfield 2425	Industrial	—	1,917	10,908	1,979	1,918	12,886	14,804	5,052	2006	2006
Home Depot trailer parking lot	Grounds	—	310	—	—	310	—	310	—	2018	2018
AllPoints Midwest Bldg. 1	Industrial	—	6,692	51,152	2,056	6,692	53,208	59,900	12,143	2008	2016
AllPoints Midwest Bldg. 4	Industrial	—	4,111	9,943	22	4,053	10,023	14,076	6,293	2012	2013
AllPoints Midwest Bldg. 10	Industrial	—	2,867	22,335	—	2,867	22,335	25,202	1,017	2018	2021
Pompano Beach, Florida											
Atlantic Business 1700	Industrial	—	2,743	8,821	1,849	2,743	10,670	13,413	4,259	2000	2010
Atlantic Business 1800	Industrial	—	2,308	8,381	564	2,308	8,945	11,253	3,439	2001	2010
Atlantic Business 1855	Industrial	—	2,395	8,162	234	2,395	8,396	10,791	3,107	2001	2010
Atlantic Business 2022	Industrial	—	1,563	5,885	41	1,563	5,926	7,489	2,190	2002	2010
Atlantic Business 1914	Industrial	—	1,589	5,332	31	1,589	5,363	6,952	1,982	2002	2010
Atlantic Business 2003	Industrial	—	1,716	5,918	831	1,716	6,749	8,465	2,876	2002	2010
Atlantic Business 1901	Industrial	—	1,729	6,199	381	1,729	6,580	8,309	2,397	2004	2010
Atlantic Business 2200	Industrial	—	1,732	6,012	843	1,732	6,855	8,587	2,802	2004	2010
Atlantic Business 2100	Industrial	—	1,723	6,130	141	1,723	6,271	7,994	2,306	2002	2010
Atlantic Business 2201	Industrial	—	1,901	4,050	121	1,901	4,171	6,072	1,534	2005	2010
Atlantic Business 2101	Industrial	—	1,790	6,682	122	1,791	6,803	8,594	2,479	2004	2010
Atlantic Business 2103	Industrial	—	1,400	3,628	118	1,401	3,745	5,146	1,412	2005	2010
Copans Business Park 1571	Industrial	—	1,482	3,646	367	1,482	4,013	5,495	1,480	1989	2010
Copans Business Park 1521	Industrial	—	1,543	3,101	309	1,544	3,409	4,953	1,305	1989	2010
Park Central 3250	Industrial	—	1,463	1,997	10	1,463	2,007	3,470	799	1999	2010

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Park Central 3760	Industrial	—	2,685	2,491	1,682	2,685	4,173	6,858	1,647	1995	2010
Pompano Commerce Center 2901	Industrial	—	2,177	3,896	789	2,178	4,684	6,862	1,758	2010	2010
Pompano Commerce Center 3101	Industrial	—	2,905	4,095	571	2,916	4,655	7,571	1,805	2015	2015
Pompano Commerce Center 2951	Industrial	—	2,177	4,465	37	2,178	4,501	6,679	1,720	2010	2010
Pompano Commerce Center 3151	Industrial	—	2,897	3,939	121	2,908	4,049	6,957	1,369	2015	2015
Sample 95 Business Park 3101	Industrial	—	2,860	6,115	565	2,860	6,680	9,540	2,464	1999	2010
Sample 95 Business Park 3001	Industrial	—	2,568	6,135	121	2,568	6,256	8,824	2,264	1999	2011
Sample 95 Business Park 3035	Industrial	—	3,218	4,288	411	3,218	4,699	7,917	1,759	1999	2011
Sample 95 Business Park 3135	Industrial	—	1,463	4,890	858	1,463	5,748	7,211	2,441	1999	2010
Copans Business Park 1551	Industrial	—	1,608	3,146	667	1,609	3,812	5,421	1,636	1989	2011
Copans Business Park 1501	Industrial	—	1,723	3,367	365	1,723	3,732	5,455	1,339	1989	2011
Park Central 1700	Industrial	—	3,584	6,361	863	3,585	7,223	10,808	2,760	1998	2011
Park Central 2101	Industrial	—	2,336	5,756	1,135	2,337	6,890	9,227	2,736	1998	2011
Park Central 3300	Industrial	—	1,417	2,846	434	1,417	3,280	4,697	1,309	1996	2011
Park Central 100	Industrial	—	1,300	1,992	660	1,300	2,652	3,952	1,083	1998	2011
Park Central 1300	Industrial	—	2,113	3,021	2,178	2,113	5,199	7,312	2,484	1997	2011
Copans 95 1731	Industrial	—	3,511	5,889	1,749	3,518	7,631	11,149	864	2019	2019
Port Wentworth, Georgia											
100 Logistics Way	Industrial	4,019	1,975	11,043	2,283	2,005	13,296	15,301	5,561	2006	2006
500 Expansion Boulevard	Industrial	1,903	649	5,842	144	649	5,986	6,635	2,202	2006	2008
400 Expansion Boulevard	Industrial	—	1,636	13,186	2,798	1,636	15,984	17,620	5,223	2007	2008
605 Expansion Boulevard	Industrial	—	1,615	6,852	5,273	1,615	12,125	13,740	2,833	2020	2008
405 Expansion Boulevard	Industrial	—	535	3,192	50	535	3,242	3,777	1,088	2008	2009
600 Expansion Boulevard	Industrial	—	1,248	9,392	33	1,248	9,425	10,673	3,139	2008	2009
602 Expansion Boulevard	Industrial	—	1,840	10,981	88	1,859	11,050	12,909	3,617	2009	2009
Raleigh, North Carolina											
Walnut Creek 540	Industrial	—	419	1,651	1,054	419	2,705	3,124	1,287	2001	2001
Walnut Creek 4000	Industrial	—	456	2,078	492	456	2,570	3,026	1,287	2001	2001
Walnut Creek 3080	Industrial	—	679	2,766	1,534	679	4,300	4,979	2,055	2001	2001
Walnut Creek 3070	Industrial	—	913	1,187	1,500	913	2,687	3,600	1,198	2004	2004
Walnut Creek 3071	Industrial	—	1,718	2,746	618	1,718	3,364	5,082	2,321	2008	2008
Rancho Cucamonga, California											
9189 Utica Ave	Industrial	—	5,794	12,646	265	5,794	12,911	18,705	3,278	2016	2017
10415 8th Street	Industrial	—	8,641	9,790	—	8,641	9,790	18,431	144	2021	2021

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
Rancho Dominguez, California											
18700 Laurel Park Rd	Industrial	—	8,080	2,987	456	8,438	3,085	11,523	913	1971	2017
Redlands, California											
2300 W. San Bernadino Ave	Industrial	—	20,031	17,968	1,911	20,031	19,879	39,910	8,710	2001	2013
9180 Alabama St.	Industrial	—	52,999	52,226	—	52,999	52,226	105,225	1,958	2021	2021
Richmond, California											
2041 Factory Street	Industrial	—	8,132	22,266	—	8,132	22,266	30,398	2,723	2000	2019
Romeoville, Illinois											
875 W. Crossroads Parkway	Industrial	—	4,113	7,274	1,685	4,113	8,959	13,072	3,665	2005	2005
Crossroads 1255	Industrial	—	2,350	9,217	3,090	2,350	12,307	14,657	5,250	1999	2010
Crossroads 801	Industrial	—	2,622	6,184	305	2,622	6,489	9,111	4,522	2009	2010
1341-1343 Enterprise Drive	Industrial	—	3,076	12,150	394	3,076	12,544	15,620	2,930	2015	2015
50-56 N. Paragon	Industrial	—	3,985	5,433	1,212	3,985	6,645	10,630	2,174	2017	2017
Airport Logistics Center I	Industrial	—	9,133	17,187	5,843	11,282	20,881	32,163	2,998	2019	2019
Roseville, Minnesota											
2215 Highway 36 West	Industrial	—	1,132	5,931	1,283	1,132	7,214	8,346	2,852	1998	2011
2420 Long Lake Road	Industrial	—	939	4,135	1,078	939	5,213	6,152	1,983	2000	2011
San Leandro, California											
1919 Williams Street	Grounds	—	27,739	2,038	493	27,739	2,531	30,270	574	n/a	2019
Santa Fe Springs, California											
13215 Cambridge Street	Industrial	—	3,558	10,167	—	3,558	10,167	13,725	122	2021	2021
Savannah, Georgia											
198 Gulfstream	Industrial	—	475	3,650	956	476	4,605	5,081	1,706	1997	2006
194 Gulfstream	Industrial	—	358	2,359	285	358	2,644	3,002	1,058	1998	2006
190 Gulfstream	Industrial	—	599	4,134	372	599	4,506	5,105	1,849	1999	2006
250 Grange Road	Industrial	—	771	7,776	51	771	7,827	8,598	3,130	2002	2006
248 Grange Road	Industrial	—	529	3,180	8	529	3,188	3,717	1,278	2002	2006
318 Grange Road	Industrial	—	759	4,131	892	759	5,023	5,782	1,900	2001	2006
246 Grange Road	Industrial	2,096	972	7,486	744	972	8,230	9,202	3,123	2006	2006
163 Portside Court	Industrial	—	5,260	7,746	260	5,260	8,006	13,266	3,212	2004	2006
151 Portside Court	Industrial	—	840	7,117	1,398	790	8,565	9,355	3,298	2003	2006
175 Portside Court	Industrial	4,206	3,740	13,344	1,619	4,229	14,474	18,703	5,831	2005	2006

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
235 Jimmy Deloach Parkway	Industrial	—	934	7,201	1,277	893	8,519	9,412	3,529	2001	2006
239 Jimmy Deloach Parkway	Industrial	—	934	6,424	732	934	7,156	8,090	2,961	2001	2006
246 Jimmy Deloach Parkway	Industrial	1,274	863	4,878	33	806	4,968	5,774	1,999	2006	2006
200 Logistics Way	Industrial	2,955	878	9,274	1,337	883	10,606	11,489	3,513	2006	2008
2509 Dean Forest Road	Industrial	—	2,080	5,987	2,477	2,602	7,942	10,544	3,236	2008	2011
276 Jimmy Deloach Parkway	Industrial	—	6,772	6,405	327	6,772	6,732	13,504	1,211	2019	2019
Sea Brook, Texas											
Bayport Logistics 5300	Industrial	—	1,578	11,361	195	1,577	11,557	13,134	4,304	2009	2010
Bayport Logistics 5801	Industrial	—	5,116	7,663	251	5,116	7,914	13,030	3,021	2015	2015
Shakopee, Minnesota											
3880 4th Avenue East	Industrial	—	1,023	6,102	36	1,049	6,112	7,161	2,083	2000	2011
Gateway South 2301	Industrial	—	2,648	11,898	91	2,647	11,990	14,637	2,881	2016	2016
Gateway South 2101	Industrial	—	4,273	16,252	90	4,273	16,342	20,615	3,406	2017	2017
Sharonville, Ohio											
Mosteller 11400	Industrial	—	408	2,705	3,773	408	6,478	6,886	3,190	1997	1997
South Brunswick, New Jersey											
10 Broadway Road	Industrial	—	15,168	13,916	1,226	15,168	15,142	30,310	4,445	2017	2017
Stafford, Texas											
10225 Mula Road	Industrial	—	3,502	2,656	3,845	3,502	6,501	10,003	3,987	2008	2008
Sterling, Virginia											
TransDulles Centre 22601	Industrial	—	1,700	5,001	602	1,700	5,603	7,303	3,022	2004	2016
TransDulles Centre 22620	Industrial	—	773	1,957	16	773	1,973	2,746	1,063	1999	2016
TransDulles Centre 22626	Industrial	—	1,544	3,874	321	1,544	4,195	5,739	2,198	1999	2016
TransDulles Centre 22633	Industrial	—	702	1,586	34	702	1,620	2,322	861	2004	2016
TransDulles Centre 22635	Industrial	—	1,753	4,182	17	1,753	4,199	5,952	2,270	1999	2016
TransDulles Centre 22645	Industrial	—	1,228	3,411	379	1,228	3,790	5,018	1,985	2005	2016
TransDulles Centre 22714	Industrial	—	3,973	3,535	1,251	3,973	4,786	8,759	3,045	2007	2007
TransDulles Centre 22750	Industrial	—	2,068	4,970	357	2,068	5,327	7,395	2,802	2003	2016
TransDulles Centre 22815	Industrial	—	7,685	5,713	414	7,685	6,127	13,812	3,634	2000	2016
TransDulles Centre 22825	Industrial	—	1,758	4,951	305	1,758	5,256	7,014	2,761	1997	2016
TransDulles Centre 22879	Industrial	—	2,828	8,425	399	2,828	8,824	11,652	4,648	1989	2016
TransDulles Centre 22880	Industrial	—	2,311	4,922	10	2,311	4,932	7,243	2,785	1998	2016
TransDulles Centre 46213	Industrial	—	5,912	3,965	462	5,912	4,427	10,339	2,105	2015	2015
Sumner, Washington											
13501 38th Street East	Industrial	—	16,032	4,954	332	16,032	5,286	21,318	5,277	2005	2007
4800 E Valley Highway	Industrial	—	12,567	21,838	—	12,567	21,838	34,405	3,707	2004	2019

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Schedule III

			Initial Cost			Gross Book Value at 12/31/2021					
Name	Asset Type	Encumbrances	Land	Buildings	Cost Capitalized Subsequent to Development or Acquisition	Land/ Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/ Renovated	Year Acquired
1510 Puyallup Street	Industrial	—	12,040	13,225	—	12,040	13,225	25,265	175	2021	2021
Suwanee, Georgia											
Horizon Business 90	Industrial	—	153	1,143	221	153	1,364	1,517	497	2002	2010
Horizon Business 225	Industrial	—	388	2,048	703	389	2,750	3,139	1,289	1990	2010
Horizon Business 250	Industrial	—	1,381	5,660	1,172	1,381	6,832	8,213	2,848	1997	2010
Horizon Business 70	Industrial	—	813	3,397	1,015	812	4,413	5,225	1,779	1998	2010
Horizon Business 2780	Industrial	—	972	5,576	2,128	972	7,704	8,676	2,718	1997	2010
Horizon Business 25	Industrial	—	615	2,390	2,007	614	4,398	5,012	2,008	1999	2010
Horizon Business 2790	Industrial	—	780	4,952	—	780	4,952	5,732	1,899	2006	2010
1000 Northbrook Parkway	Industrial	—	643	2,974	729	643	3,703	4,346	1,618	1986	2010
Tampa, Florida											
Fairfield Distribution 8640	Industrial	—	483	2,359	1,080	487	3,435	3,922	1,733	1998	1999
Fairfield Distribution 4720	Industrial	—	530	4,624	590	534	5,210	5,744	2,854	1998	1999
Fairfield Distribution 4758	Industrial	—	334	2,658	756	338	3,410	3,748	1,792	1999	1999
Fairfield Distribution 8600	Industrial	—	600	1,185	2,084	604	3,265	3,869	1,921	1999	1999
Fairfield Distribution 4901	Industrial	—	488	2,425	1,136	488	3,561	4,049	1,875	2000	2000
Fairfield Distribution 4727	Industrial	—	555	3,348	1,785	555	5,133	5,688	2,299	2001	2001
Fairfield Distribution 4701	Industrial	—	394	1,350	2,244	394	3,594	3,988	1,509	2001	2001
Fairfield Distribution 4661	Industrial	—	444	1,640	879	444	2,519	2,963	1,191	2004	2004
Eagle Creek Business 8701	Industrial	—	1,286	2,331	2,702	1,287	5,032	6,319	2,407	2006	2006
Eagle Creek Business 8651	Industrial	—	2,354	1,661	1,660	2,354	3,321	5,675	2,975	2007	2007
Eagle Creek Business 8601	Industrial	—	2,332	2,229	892	2,332	3,121	5,453	2,596	2007	2007
Pinebrooke Bus Center 10350	Industrial	—	2,457	6,211	393	2,457	6,604	9,061	517	2020	2020
Teterboro, New Jersey											
1 Catherine Street	Industrial	—	14,376	18,788	11	14,376	18,799	33,175	4,652	2016	2017
Tracy, California											
1400 Pescadero Avenue	Industrial	—	9,633	39,644	—	9,633	39,644	49,277	15,142	2008	2013
1124 E Pescadero Ave	Grounds	—	24,944	—	—	24,944	—	24,944	768	2021	2021
West Chester, Ohio											
World Park Union Centre 9287	Industrial	—	582	827	7,518	582	8,345	8,927	3,364	2006	2006
World Park Union Centre 9271	Industrial	—	557	5,923	528	557	6,451	7,008	2,804	2004	2004
World Park Union Centre 9266	Industrial	—	956	5,951	440	956	6,391	7,347	2,535	1999	2010
World Park Union Centre 9451	Industrial	—	1,036	6,053	873	1,036	6,926	7,962	2,685	1999	2010
World Park Union Centre 5443	Industrial	—	935	4,753	429	935	5,182	6,117	2,019	2005	2010
World Park Union Centre 9107	Industrial	—	986	5,962	1,578	986	7,540	8,526	3,305	1999	2010
World Park Union Centre 9245	Industrial	—	1,011	5,535	782	1,010	6,318	7,328	2,515	2001	2010

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule III

Duke Realty Corporation and Duke Realty Limited Partnership
Real Estate and Accumulated Depreciation
December 31, 2021
(in thousands of U.S. dollars, as applicable)

Name	Asset Type	Encumbrances	Initial Cost Land	Initial Cost Buildings	Cost Capitalized Subsequent to Development or Acquisition	Gross Book Value at 12/31/2021 Land/Land Imp	Bldgs/TI	Total (1)	Accum. Depr. (2)	Year Constructed/Renovated	Year Acquired
West Palm Beach, Florida											
Park of Commerce 5655	Industrial	—	1,417	1,728	310	1,417	2,038	3,455	757	2010	2010
Park of Commerce 5720	Industrial	—	1,872	3,633	844	2,032	4,317	6,349	1,636	2010	2010
Airport Center 1701	Industrial	—	2,112	5,844	689	2,112	6,533	8,645	2,628	2002	2010
Airport Center 1805	Industrial	—	1,478	4,445	251	1,479	4,695	6,174	1,785	2002	2010
Airport Center 1865	Industrial	—	1,300	4,168	773	1,300	4,941	6,241	1,843	2002	2010
Park of Commerce #4	Grounds	—	5,882	—	—	5,882	—	5,882	—	n/a	2011
Park of Commerce #5	Grounds	—	6,258	—	—	6,258	—	6,258	—	n/a	2011
Turnpike Crossing 1315	Industrial	—	7,390	5,391	353	7,390	5,744	13,134	2,393	2016	2016
Turnpike Crossing 1333	Industrial	—	6,255	4,560	975	6,255	5,535	11,790	2,439	2016	2016
Turnpike Crossing 6747	Industrial	—	10,607	7,112	2,786	10,607	9,898	20,505	3,301	2017	2017
Turnpike Crossing 6729	Industrial	—	8,576	7,506	723	8,576	8,229	16,805	1,902	2018	2018
Turnpike Crossing 6711	Industrial	—	8,328	7,210	38	8,340	7,236	15,576	927	2019	2019
Turnpike Crossing 6717	Industrial	—	7,849	9,542	1,378	7,850	10,919	18,769	947	2020	2020
Wilmer, TX											
110 Sunridge Blvd	Industrial	—	5,692	18,751	—	5,692	18,751	24,443	407	2021	2021
Wind Gap, Pennsylvania											
1380 Jacobsburg Road	Industrial	—	15,500	25,247	753	15,500	26,000	41,500	4,555	2017	2019
Wood-Ridge, New Jersey											
5 Ethel Boulevard	Industrial	—	18,776	24,752	32	18,776	24,784	43,560	3,009	2019	2019
Accum. Depr. on Improvements of Undeveloped Land									561		
Eliminations					(20)	(16)	(4)	(20)	9		
Properties held-for-sale						(67,818)	(102,867)	(170,685)	(36,785)		
		59,722	3,480,500	5,473,564	660,060	3,435,591	6,007,848	9,443,439	1,684,413		

(1) The tax basis (in thousands) of our real estate assets at December 31, 2021 was approximately $8,734,029 (unaudited) for federal income tax purposes.

(2) Depreciation of real estate is computed using the straight-line method not to exceed 40 years for buildings and 15 years for land improvements for properties that we develop, and not to exceed 30 years for buildings and 10 years for land improvements for properties that we acquire. Tenant improvements are depreciated over shorter periods based on lease terms (generally 3 to 10 years).

DUKE REALTY CORPORATION AND DUKE REALTY LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Real Estate Assets			Accumulated Depreciation		
	2021	2020	2019	2021	2020	2019
Balance at beginning of year	$ 8,768,432	$ 7,851,278	$ 7,248,346	$ 1,665,284	$ 1,487,593	$ 1,345,060
Acquisitions	595,719	410,003	205,390			
Construction costs and tenant improvements	979,367	796,312	635,173			
Depreciation expense				304,935	297,158	272,422
Cost of real estate sold or contributed	(598,445)	(203,502)	(176,603)	(118,072)	(33,808)	(68,861)
Write-off of fully depreciated assets	(130,949)	(85,659)	(61,028)	(130,949)	(85,659)	(61,028)
Balance at end of year including held-for-sale	$ 9,614,124	$ 8,768,432	$ 7,851,278	$ 1,721,198	$ 1,665,284	$ 1,487,593
Properties held-for-sale	(170,685)	(72,754)	(23,401)	(36,785)	(5,976)	(7,132)
Balance at end of year excluding held-for-sale	$ 9,443,439	$ 8,695,678	$ 7,827,877	$ 1,684,413	$ 1,659,308	$ 1,480,461
Other real estate investments	172,637	49,477	165,500			
Real estate assets	$ 9,616,076	$ 8,745,155	$ 7,993,377			

See Accompanying Notes to Independent Auditors' Report